As filed with the Securities and Exchange Commission on September 23, 2010
Registration No. 333-169351
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EMERGENT BIOSOLUTIONS INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	14-1902018 (I.R.S. Employer Identification Number)

2273 Research Boulevard, Suite 400
Rockville, Maryland 20850
(301) 795-1800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Fuad El-Hibri
Chief Executive Officer
Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850
(301) 795-1800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Carl A. Valenstein, Esq.	Alan C. Smith, Esq.
Laurie A. Cerveny, Esq.	James D. Evans, Esq.
Bingham McCutchen LLP	Fenwick & West LLP
2020 K Street, NW	1191 Second Avenue, 10th Floor
Washington, DC 20006	Seattle, Washington 98101
(202) 373-6000	(206) 389-4510

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Emergent BioSolutions may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2010

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSAL

September 23, 2010

Dear Stockholder:

As previously announced, on August 12, 2010, Trubion Pharmaceuticals, Inc., or Trubion, entered into a merger agreement with Emergent BioSolutions Inc., or Emergent BioSolutions, under which Emergent BioSolutions will acquire Trubion. Following the merger, Trubion will become a direct wholly owned subsidiary of Emergent BioSolutions. If the merger is completed, Trubion stockholders (other than stockholders who validly perfect appraisal rights under Delaware law) will be entitled to receive, for each share of Trubion common stock that they hold:

•	$1.365 in cash, without interest;

•	0.1641 of a share of Emergent BioSolutions common stock; and

•	one contingent value right, or CVR.

Each CVR will entitle its holder to receive additional cash payments if certain milestones are met with respect to specified clinical and preclinical assets currently partnered by Trubion with Pfizer Inc. and Abbott Laboratories. The CVRs will not be transferable, except in limited circumstances.

Emergent BioSolutions’ common stock is listed on The New York Stock Exchange under the symbol “EBS”. On September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, the last reported sale price per share of Emergent BioSolutions common stock on The New York Stock Exchange was $17.98.

Trubion will hold a special meeting of stockholders to vote on proposals to adopt the merger agreement and, if necessary, to adjourn the special meeting. You will find the notice of meeting, logistics of the proposed merger and details regarding the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement in the attached documents.

TRUBION’S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT AND HAS UNANIMOUSLY DETERMINED AND DECLARED THAT THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT ARE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, TRUBION AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS OF TRUBION RECOMMENDS THAT TRUBION STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT AND “FOR” THE APPROVAL OF THE PROPOSAL TO ADJOURN THE SPECIAL MEETING TO A LATER DATE OR TIME, IF NECESSARY OR APPROPRIATE, IF A QUORUM IS PRESENT, TO SOLICIT ADDITIONAL PROXIES IN THE EVENT THERE ARE INSUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ADOPT THE MERGER AGREEMENT.

Under Delaware law, the approval of holders of a majority of the outstanding shares of Trubion common stock is required to adopt the merger agreement. Concurrently with the execution of the merger agreement, certain significant holders of Trubion common stock holding, in the aggregate, approximately 41% of the outstanding Trubion common stock, as of September 3, 2010, entered into Support Agreements with Emergent BioSolutions pursuant to which they have agreed to vote a portion of their shares of Trubion common stock equal to approximately 35% in the aggregate of the outstanding shares of Trubion common stock in favor of adoption of the merger agreement and the transactions contemplated thereby. These same significant stockholders have also agreed to certain restrictions on the sale of their shares of Emergent BioSolutions common stock following the merger, as further described in this proxy statement/prospectus.

For a discussion of risk factors that you should consider in evaluating the transaction, see the section entitled “Risk Factors” beginning on page 21 of the attached proxy statement/prospectus.

We urge you to read the proxy statement/prospectus carefully and in its entirety.

Steven Gillis, Ph.D.
Executive Chairman and Acting President

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THE ATTACHED PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THE ATTACHED PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The proxy statement/prospectus is dated September 23, 2010 and is first being mailed to Trubion stockholders on or about September 27, 2010.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held October 28, 2010

The special meeting of stockholders of Trubion Pharmaceuticals, Inc., or Trubion, will be held on the first floor of Trubion’s offices located at 2401 4th Avenue, Seattle, Washington 98121, on October 28, 2010, at 10 a.m. local time. The purposes of the special meeting are to vote on a proposal to:

•	adopt the Agreement and Plan of Merger, dated as of August 12, 2010, by and among Emergent BioSolutions Inc., 35406 LLC and 30333 Inc., each of which are wholly owned subsidiaries of Emergent, and Trubion Pharmaceuticals, Inc., as it may be amended from time to time; and

•	approve the adjournment of the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Trubion’s board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Only holders of record of Trubion common stock at the close of business on September 21, 2010 will be entitled to vote at the special meeting or any adjournments or postponements of the special meeting. A list of stockholders entitled to vote at the special meeting will be available in Trubion’s offices located at 2401 4th Avenue, Seattle, Washington 98121, during regular business hours for a period not less than 10 days before the special meeting, as well as at the place of the special meeting during the special meeting.

Whether or not you plan to attend the special meeting, please vote in advance by marking, signing, dating and returning the proxy card in the enclosed postage-prepaid envelope.

By Order of the Board of Directors,

Kathleen M. Deeley
Secretary

Seattle, Washington
September 23, 2010

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES ADDITIONAL INFORMATION

This proxy statement/prospectus “incorporates by reference” important business and financial information about Emergent BioSolutions Inc., or Emergent BioSolutions, from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon request. For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 165 of this proxy statement/prospectus.

Emergent BioSolutions will provide you with copies of this information (excluding all exhibits unless Emergent BioSolutions has specifically incorporated by reference an exhibit in this proxy statement/prospectus), without charge, upon written or oral request to:

Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850
Attn: Investor Relations
(301) 795-1800

In order to receive timely delivery of the documents before the special meeting, you must make your requests no later than five business days prior to the date of the special meeting, or no later than October 21, 2010.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, or SEC, by Emergent BioSolutions, constitutes a prospectus of Emergent BioSolutions under Section 5 of the Securities Act of 1933, as amended, or the Securities Act, with respect to the shares of Emergent BioSolutions common stock to be issued to stockholders of Trubion Pharmaceuticals, Inc., or Trubion, in connection with the merger. This proxy statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of Trubion stockholders to vote upon the proposals to adopt the merger agreement and, if necessary, to adjourn the special meeting.

Except as otherwise provided herein, all descriptions of and calculations with respect to the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, assume that no Trubion stockholders exercise their appraisal rights under Delaware law.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the Trubion special meeting and the merger. These questions and answers may not address all of the information that may be important to you. Please refer to the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and in the documents referred to or incorporated by reference in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	Emergent BioSolutions has agreed to acquire Trubion under the terms of an Agreement and Plan of Merger, dated as of August 12, 2010, or the merger agreement, that is described in this proxy statement/prospectus. See the sections entitled “The Merger” and “The Merger Agreement” beginning on pages 90 and 126, respectively, of this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.

In order to complete the transactions contemplated by the merger agreement, including Emergent BioSolutions’ acquisition of Trubion, Trubion stockholders must adopt the merger agreement by the affirmative vote of the holders of at least a majority of the shares of Trubion common stock outstanding on the record date for the special meeting and all other conditions to the merger must be satisfied or waived.

You are receiving this proxy statement/prospectus because you have been identified as a Trubion stockholder as of September 21, 2010, the record date for the special meeting, and thus you are entitled to vote at the special meeting.

This proxy statement/prospectus serves as both a proxy statement of Trubion, used to solicit proxies for the special meeting, and as a prospectus of Emergent BioSolutions used to offer shares of Emergent BioSolutions common stock to be issued as partial consideration for the surrender of shares of Trubion common stock pursuant to the terms of the merger agreement. This proxy statement/prospectus contains important information about the merger and the special meeting, and you should read it carefully.

Q:	When and where is the special meeting of Trubion stockholders?

A:	The special meeting of Trubion stockholders will be held on October 28, 2010, starting at 10 a.m., local time, on the first floor of Trubion’s offices located at 2401 4th Avenue, Seattle, Washington 98121.

Q:	On what matters am I being asked to vote?

A:	Trubion stockholders are being asked to vote on a proposal to:

• adopt the merger agreement; and

• adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	What constitutes a quorum at the special meeting?

A:	Stockholders who hold at least a majority of the issued and outstanding shares of Trubion common stock entitled to vote at the special meeting as of the close of business on the record date must be present, either in person or represented by proxy at the special meeting, in order to constitute a quorum to conduct business at the special meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote at the special meeting on all matters properly presented at the meeting for each share of Trubion common stock that you owned as of the record date. As of the close of business on the record date, there were 20,425,554 outstanding shares of Trubion common stock.

Concurrently with the execution of the merger agreement, certain significant holders of Trubion common stock holding, in the aggregate, approximately 41% of the outstanding Trubion common stock, as of September 3,

2010, entered into Support Agreements with Emergent BioSolutions pursuant to which they have agreed to vote a portion of their shares of Trubion common stock amounting to approximately 35% in the aggregate of the outstanding shares of Trubion common stock in favor of adoption of the merger agreement and the transactions contemplated by the merger agreement.

Q:	What are the terms of the merger?

A:	Under the terms of the merger agreement, subject to the satisfaction or waiver of certain conditions, 30333 Inc., or merger sub, will merge with and into Trubion, then promptly thereafter, Trubion will merge with and into 35406 LLC, or the surviving entity, and the surviving entity will become a direct wholly owned subsidiary of Emergent BioSolutions. These transactions are referred to collectively as the merger. Both merger sub and the surviving entity are currently wholly owned subsidiaries of Emergent BioSolutions.

Upon completion of the merger, each outstanding share of Trubion common stock will be converted into the right to receive the merger consideration. For a more complete description of the merger, see the section entitled “The Merger Agreement” beginning on page 126 of this proxy statement/prospectus.

Q:	As a Trubion stockholder, what will I receive in the merger?

A:	If the merger agreement is adopted by Trubion’s stockholders and the other conditions to the merger are satisfied or waived, upon completion of the merger, Emergent BioSolutions will pay, for each outstanding share of Trubion common stock:

• $1.365 per share in cash, without interest, referred to as the cash consideration;

• 0.1641 of a share of Emergent BioSolutions common stock, referred to as the stock consideration; and

• a CVR, which entitles its holder to receive additional cash in certain circumstances.

The aggregate per share consideration payable in connection with the merger is referred to as the merger consideration.

Based on the average trading price of Emergent BioSolutions’ common stock for the five consecutive trading days ending August 11, 2010 of $19.41, the exchange ratio set forth above implies an upfront purchase price of $4.55 per share of Trubion common stock based on 20,421,294 shares of Trubion common stock outstanding on August 11, 2010. As of August 11, 2010, the total upfront value represents approximately $96.8 million for Trubion stockholders and optionholders. Based on the closing price of Emergent BioSolutions common stock on September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, the exchange ratio set forth above implies an upfront purchase price of $4.32 per share of Trubion common stock based on 20,425,554 shares of Trubion common stock outstanding on such date. As of September 22, 2010, the total upfront value represents approximately $92.0 million for Trubion stockholders and optionholders.

These values exclude the potential for an aggregate of up to $38.75 million of additional cash that may be payable to holders of Trubion common stock and certain Trubion optionholders related to the CVRs. The CVRs provide each holder entitled to receive them the right to receive a pro rata share of an aggregate of up to $38.75 million in cash based on the achievement of predefined milestones over a 36-month period following the effective time of the merger. For more information, see the section entitled “The CVR Agreement” beginning on page 143 of this proxy statement/prospectus.

Q:	Will the value of the merger consideration I receive in the merger increase or decrease if the market price of Emergent BioSolutions common stock increases or decreases prior to the closing of the merger?

A:	Yes. The precise value of the merger consideration you will receive at the closing of the merger cannot be determined at the present time because a portion of the merger consideration is comprised of a fixed amount of 0.1641 of a share of Emergent BioSolutions common stock for each share of Trubion common stock. The price of Emergent BioSolutions common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting of Trubion stockholders.

Q:	Will the value of the merger consideration I receive in the merger increase or decrease if the market price of Trubion common stock increases or decreases prior to the closing of the merger?

A:	No. The merger consideration payable for each share of Trubion common stock at closing is fixed at $1.365 in cash, without interest; 0.1641 of a share of common stock of Emergent BioSolutions; and one CVR. The payment received at closing will not change regardless of the price of publicly traded common stock of Trubion.

Q:	What will Trubion optionholders receive in the merger?

A:	All outstanding Trubion stock options will immediately vest and will be canceled at the effective time of the merger. Stock options with a per share exercise price of $4.55 or above will be canceled. Holders of stock options with a per share exercise price below $4.55 will receive, for each share of Trubion common stock subject to such option, a cash payment equal to the difference between $4.55 and the exercise price of the option and one CVR. As of September 21, 2010, there were 1,679,952 outstanding Trubion stock options with a per share exercise price below $4.55. See the section entitled “The Merger Agreement — Treatment of Trubion Stock Options” beginning on page 126 of this proxy statement/prospectus.

Q:	What is required to complete the merger?

A:	To complete the merger, Trubion stockholders must adopt the merger agreement, which requires the affirmative vote of the holders of at least a majority of the shares of Trubion common stock outstanding on the record date and entitled to vote at the special meeting. In addition to obtaining Trubion stockholder approval, each of the other closing conditions set forth in the merger agreement must be satisfied or waived. For a more complete description of the closing conditions under the merger agreement, see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 135 of this proxy statement/prospectus.

Q:	How does Trubion’s board of directors recommend that I vote?

A:	Trubion’s board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and has unanimously determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Trubion and its stockholders. The board of directors of Trubion recommends that Trubion stockholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement. See the section entitled “The Merger — Trubion’s Reasons for the Merger; Recommendation of Trubion Board of Directors” beginning on page 98 of this proxy statement/prospectus.

Q:	What risks should I consider in deciding whether to vote in favor of the merger?

A:	You should carefully review the section entitled “Risk Factors” beginning on page 21 of this proxy statement/prospectus, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined business will be subject and risks and uncertainties to which Trubion, as an independent company, is subject.

Q:	When do the parties expect to complete the merger?

A:	The parties are working toward completing the merger as quickly as possible. The merger is expected to close during the fourth quarter of 2010 promptly following the special meeting date. However, because completion of the merger is subject to various conditions, including the adoption of the merger agreement by Trubion stockholders at the special meeting, Emergent BioSolutions and Trubion cannot predict the exact timing of the completion of the merger or if the merger will be completed.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Trubion stockholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of Trubion common stock in connection with the

v

merger. Instead, Trubion will remain an independent public company and its common stock will continue to be listed and traded on the Nasdaq Global Market. If the merger agreement is terminated under specified circumstances, Trubion may be required to pay Emergent BioSolutions a fee of $3 million. See the section entitled, “The Merger Agreement — Expenses and Termination Fees” beginning on page 139 of this proxy statement/prospectus.

Q:	Am I entitled to appraisal rights?

A:	Under Delaware law, Trubion stockholders who dissent from the merger are entitled to appraisal rights in connection with the merger pursuant to Section 262 of the Delaware General Corporation Law. Failure to take any of the steps required under Section 262 of the Delaware General Corporation Law on a timely basis may result in a loss of those appraisal rights. The provisions of the Delaware General Corporation Law that grant appraisal rights and govern such procedures are attached as Annex H to this proxy statement/prospectus. For a more complete description of your appraisal rights, see the section entitled “The Merger — Appraisal Rights of Dissenting Trubion Stockholders” beginning on page 123 of this proxy statement/prospectus.

Q:	Will my rights as a Trubion stockholder change as a result of the merger?

A:	Yes. Assuming you do not elect to exercise your appraisal rights, upon completion of the merger, your Trubion stock will be converted into the right to receive the merger consideration. You will no longer be a Trubion stockholder and your rights as an Emergent BioSolutions stockholder will be governed by Delaware law and Emergent BioSolutions’ restated certificate of incorporation and amended and restated bylaws. For further information regarding your rights as an Emergent BioSolutions stockholder following the merger, see the section entitled “Comparative Rights of Emergent BioSolutions Stockholders and Trubion Stockholders” beginning on page 156 of this proxy statement/prospectus.

Q:	As a Trubion stockholder, will I be able to trade the Emergent BioSolutions common stock that I receive in connection with the merger?

A:	Upon completion of the merger, the shares of Emergent BioSolutions common stock issued in connection with the merger will be freely tradable, unless you are deemed, pursuant to applicable securities laws, to be an “affiliate” of Emergent BioSolutions or you have entered into a lock-up agreement with Emergent BioSolutions, as further described on page 146 of this proxy statement/prospectus. If you are deemed to be an affiliate of Emergent BioSolutions you will be required to comply with the applicable resale restrictions pursuant to the securities laws in order to resell shares of Emergent BioSolutions common stock you receive in connection with the merger. If you are party to a lock-up agreement with Emergent BioSolutions, you may only sell your shares in accordance with the terms of that agreement. See the section entitled “The Lock-Up Agreements” beginning on page 146 of this proxy statement/prospectus.

Q:	What are the United States federal income tax consequences of the merger?

A:	The merger may qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the code. There is no guarantee that at the effective time of the merger, the amount of Emergent BioSolutions stock transferred will be sufficient for the merger to qualify as a reorganization. If the merger is treated as a reorganization, a United States holder of Trubion common stock may recognize gain (but not loss) with respect to each share of Trubion common stock held in an amount equal to the lesser of any gain or the value of the cash and the CVRs received with respect to such share. However, the amount of gain or loss a United States holder recognizes, and the timing of such gain or loss, depends in part on the United States federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty. For a description of a United States holder as used in this proxy statement/prospectus, see the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 118 of this proxy statement/prospectus.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. You should read the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger,” beginning on page 118 of this proxy statement/prospectus. In addition, you should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	What should I do now?

A:	You should carefully read this proxy statement/prospectus, including its annexes and the documents incorporated by reference, and consider how the merger will affect you. Emergent BioSolutions and Trubion urge you to then respond by voting your shares through one of the following means:

• by mail, by completing, signing, dating and mailing a proxy card (if you are a registered stockholder, meaning that you hold your stock in your name) or voting instruction card (if your shares are held in “street name,” meaning that your shares are held in the name of a broker, bank or other nominee);

• by telephone or internet, by following the instructions given in the enclosed proxy/voting instruction card; or

• in person, by attending the special meeting and submitting your vote in person.

Q:	What happens if I do not return a proxy card or otherwise vote?

A:	The failure to return your proxy card, vote using the telephone or via the Internet or vote in person at the special meeting will have the same effect as voting “AGAINST” the adoption of the merger agreement and will have no effect on the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	What happens if I return a signed and dated proxy card but do not indicate how to vote my proxy?

A:	If you do not include instructions on how to vote your properly signed and dated proxy, your shares will be voted “FOR” the adoption of the merger agreement and “FOR” approval of the adjournment of the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	May I vote in person at the special meeting?

A:	If your shares of Trubion common stock are registered directly in your name with Trubion’s transfer agent, you are considered, with respect to those shares, the stockholder of record and you may attend the special meeting and vote your shares in person, rather than signing and returning your proxy card. Even if you plan to attend the special meeting and vote your shares in person, Trubion and Emergent BioSolutions recommend that you sign and return your proxy card in advance of the special meeting.

If your shares of Trubion common stock are held in a brokerage account or by a trustee or nominee, you are considered the beneficial owner of shares held in “street name,” and you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	May I change my vote after I have mailed my signed and dated proxy card or otherwise voted?

A:	Yes. If you are a stockholder of record and have submitted a proxy, you may change your vote at any time before your proxy is voted at the special meeting. You can do this one of four ways. You can:

• send a written, dated notice to the Corporate Secretary of Trubion stating that you would like to revoke your proxy;

• complete, sign, date and submit a new later-dated proxy card;

• attend the special meeting if you are a stockholder of record and vote in person, although your attendance at the special meeting alone will not revoke your proxy; or

• submit a new vote by telephone or via the Internet.

If you are not a stockholder of record and you have instructed a broker, trustee or nominee to vote your shares, you must follow the directions received from your broker, trustee or nominee to change those instructions.

Q:	If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:	No. Your broker will not be able to vote your shares without instructions from you. Therefore, you should provide your broker with instructions on how to vote your shares, following the procedure provided on the enclosed voting instruction form. The failure to provide such voting instructions to your broker will have the same effect as voting “AGAINST” adoption of the merger agreement and will have no effect on the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Q:	Should I send in my Trubion stock certificates now?

A:	No. If you are a Trubion stockholder, after the merger is completed, a letter of transmittal will be sent to you informing you where to deliver your Trubion stock certificates in order to receive the merger consideration. You should not send in your Trubion common stock certificates prior to receiving the letter of transmittal.

Q:	Who is soliciting this proxy?

A:	Trubion will bear all costs incurred in connection with the solicitation of proxies from its stockholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and regular employees of Trubion may solicit proxies from stockholders in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses. Trubion has retained Innisfree M&A Incorporated, a professional proxy solicitation firm, to assist in the solicitation of proxies for the special meeting for a fee of approximately $8,500, plus reimbursement of out-of-pocket expenses. In addition, Trubion may reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of shares for their expenses in forwarding soliciting materials to such beneficial owners. Trubion’s directors, officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. These persons will not be paid any additional remuneration for their efforts.

Q:	Who can help answer my additional questions?

A:	Trubion stockholders who would like additional copies, without charge, of this proxy statement/prospectus or have additional questions about the merger, including the procedures for voting their shares of Trubion common stock, should contact:

Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121
Attn: Investor Relations

or Trubion’s solicitation agent:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833

SUMMARY

This summary highlights selected information contained or incorporated by reference in this proxy statement/prospectus. You should read carefully this entire proxy statement/prospectus and the documents referred to in this proxy statement/prospectus for a more complete description of the terms of the merger and related transactions. The merger agreement is attached as Annex A, and the CVR agreement is attached as Annex B, to this proxy statement/prospectus. Additional documents and information, including important business and financial information about Emergent BioSolutions, are incorporated by reference into this proxy statement/prospectus. You are encouraged to read the merger agreement as it is the legal document that governs the merger, as well as the additional documents attached as Annexes and incorporated by reference. In this proxy statement/prospectus, unless the context otherwise requires, “Emergent BioSolutions” refers to Emergent BioSolutions Inc. and its subsidiaries, “Trubion” refers to Trubion Pharmaceuticals, Inc., “merger sub” refers to 30333 Inc., an indirect wholly owned subsidiary of Emergent BioSolutions, and the “surviving entity” refers to 35406 LLC, a direct wholly owned subsidiary of Emergent BioSolutions.

The Companies

Emergent BioSolutions

Emergent BioSolutions (NYSE: EBS) is a company focused on the development, manufacture and commercialization of vaccines and antibody therapies that assist the body’s immune system to prevent or treat disease. For financial reporting purposes, Emergent BioSolutions operates in two principal business segments: biodefense and commercial. Its biodefense segment focuses on vaccines and antibody therapies for use against biological agents that are potential weapons of bioterrorism and biowarfare, while its commercial segment focuses on vaccines and antibody therapies targeting infectious diseases that represent significant unmet or underserved public health needs. Emergent BioSolutions’ program pipeline currently includes programs focused on anthrax, tuberculosis, typhoid, influenza and chlamydia.

Emergent BioSolutions also seeks to advance development of BioThrax and its product candidates through external funding arrangements. BioThrax, also referred to as Anthrax Vaccine Absorbed, is the only vaccine approved by the United States Food and Drug Administration, or the FDA, for the prevention of anthrax disease. Revenues from contracts and grants were $17.6 million in 2009, $9.4 million in 2008 and $13.1 million in 2007. Emergent BioSolutions continues to actively pursue additional government-sponsored development contracts and grants and to encourage both governmental and non-governmental agencies and philanthropic organizations to provide development funding or to conduct clinical studies of its product candidates.

Emergent BioSolutions is a Delaware corporation with headquarters at 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850, and its telephone number is (301) 795-1800.

Trubion

Trubion (Nasdaq: TRBN) is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Its mission is to develop a variety of first-in-class product candidates customized in an effort to optimize safety, efficacy, and convenience that it believes may offer improved patient experiences. Trubion’s current product development efforts are focused on three proprietary technologies that comprise the expanded foundation for Trubion product development — Small Modular Immunopharmaceutical, or SMIPtm, protein therapeutics, SCORPIONtm protein therapeutics, and TRU-ADhanCetm potency enhancing technology for immunopharmaceuticals. Its current clinical-stage therapeutics target specific antigens on B cells, CD20 and CD37, and are designed using its custom drug assembly technology. In order to fund ongoing development activities and commercialize its products, Trubion has, in some cases, entered into collaboration agreements that include licenses to its technology and arrangements to provide research and development services for others.

Trubion’s lead product candidate, SBI-087, which it is developing with its partner, Pfizer Inc., or Pfizer, is its next generation CD20-directed product candidate. In June 2010, Trubion announced Pfizer’s decision to discontinue development of its first generation CD20-directed product candidate, TRU-015, an investigational drug in

Phase II evaluation for the treatment of rheumatoid arthritis, or RA, developed under Trubion’s CD20 collaboration with Pfizer. SBI-087 for RA builds on Trubion’s and Pfizer’s clinical experience with TRU-015 and is based on Trubion’s SMIP technology. Patient dosing has commenced and recruitment is currently ongoing in a Phase II trial of SBI-087 for RA evaluating safety and efficacy of subcutaneous administration of SBI-087. In addition, patient enrollment is complete in an additional Phase I trial of SBI-087 for RA in Japan. Finally, Pfizer is conducting a Phase I clinical trial of SBI-087 in systemic lupus erythematosus, or SLE, in which patient dosing has commenced and recruitment is ongoing.

Trubion’s other clinical product candidate, TRU-016, which Trubion is developing with its partner Abbott Laboratories, or Abbott, is a novel CD37-directed SMIP protein therapeutic. A TRU-016 Phase I clinical trial for patients with chronic lymphocytic leukemia, or CLL, is currently under way. TRU-016 uses a different mechanism of action than CD20-directed therapies. As a result, Trubion believes its novel design may provide patients with improved therapeutic options and enhance efficacy when used alone or in combination with chemotherapy and/or CD20-directed therapeutics.

Trubion is a Delaware corporation with headquarters at 2401 4th Avenue, Suite 1050, Seattle, WA 98121, and its telephone number is (206) 838-0500.

Merger Sub

Merger sub is a Delaware corporation and an indirect wholly owned subsidiary of Emergent BioSolutions incorporated on August 10, 2010. Merger sub does not engage in any operations and exists solely to facilitate the merger. Its principal executive offices have the same address and telephone number as Emergent BioSolutions.

Surviving Entity

The surviving entity is a Delaware limited liability company and a direct wholly owned subsidiary of Emergent BioSolutions formed on August 10, 2010. The surviving entity does not engage in any operations and exists solely to facilitate the merger. Its principal executive offices have the same address and telephone number as Emergent BioSolutions.

Special Meeting of Trubion Stockholders

Date, Time and Place.  The special meeting of Trubion stockholders will be held on October 28, 2010, at 10 a.m., local time, on the first floor of Trubion’s offices located at 2401 4th Avenue, Seattle, Washington 98121. At the special meeting, Trubion stockholders will be asked to vote on the proposals to adopt the merger agreement and to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement. No other business will be conducted at the special meeting.

Record Date.  Only Trubion stockholders of record at the close of business on September 21, 2010, will be entitled to vote at the special meeting. Each share of Trubion common stock is entitled to one vote on all matters properly presented. As of the record date, there were 20,425,554 shares of Trubion common stock outstanding and entitled to vote at the special meeting.

Vote Required for Approval.  The holders of at least a majority of the issued and outstanding shares of Trubion common stock entitled to vote at the meeting as of the record date must be represented in person or by proxy at the special meeting to constitute a quorum to conduct business at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present. Each share of Trubion common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

The affirmative vote of the holders of at least a majority of all outstanding shares of Trubion common stock on the record date and entitled to vote at the special meeting is necessary to adopt the merger agreement. Because the affirmative vote of the holders of a majority of the outstanding shares of Trubion common stock entitled to vote at the special meeting is needed to approve the merger proposal, the failure to vote by proxy or in person will have the same effect as a vote against the approval of the merger proposal. Abstentions and broker non-votes will also have the same effect as a vote against the approval of the merger proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of Trubion common stock entitled to vote and present in person or by proxy at the special meeting. Because approval of this proposal requires the affirmative vote of at least a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the adjournment proposal.

Share Ownership by Trubion Management.  As of the record date, the directors and executive officers of Trubion and their affiliates owned in the aggregate 8,479,337 outstanding shares of Trubion common stock, representing approximately 41.5% of the outstanding shares of Trubion common stock entitled to vote at the special meeting.

See the section entitled, “The Special Meeting of Trubion Stockholders” beginning on page 86 of this proxy statement/prospectus.

Risk Factors

You should carefully review the section entitled “Risk Factors” beginning on page 21 of this proxy statement/prospectus, which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined business will be subject and risks and uncertainties to which Trubion, as an independent company, is subject. These risk factors should be considered along with any additional risk factors in the reports of Emergent BioSolutions or Trubion filed with the SEC and any other information included in or incorporated by reference into this proxy statement/prospectus.

Merger Structure; Merger Consideration

If the merger is completed, merger sub will merge with and into Trubion. Immediately thereafter, Trubion will merge with and into the surviving entity, with the surviving entity continuing as the surviving entity in the merger. Upon completion of the merger, each outstanding share of Trubion common stock will be converted into the right to receive, upon surrender of the certificate representing such share in the manner provided in the merger agreement, a combination of $1.365 in cash, without interest; 0.1641 of a share of common stock of Emergent BioSolutions; and a CVR that will provide the opportunity to receive additional cash as described in this proxy statement/prospectus. Emergent BioSolutions will pay cash in lieu of issuing fractional shares of Emergent BioSolutions common stock.

Based on the average trading price of Emergent BioSolutions’ common stock for the five consecutive trading days ending August 11, 2010 of $19.41 per share, the exchange ratio set forth above implies an upfront purchase price of $4.55 per common share of Trubion based on 20,421,294 shares of Trubion common stock outstanding on August 11, 2010. As of August 11, 2010, the total upfront value represents approximately $96.8 million to Trubion’s stockholders and optionholders. Based on the closing price of Emergent BioSolutions’ common stock on September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, the exchange ratio set forth above implies an upfront purchase price of $4.32 per share of Trubion common stock based on 20,425,554 shares of Trubion common stock outstanding on such date. As of September 22, 2010, the total upfront value represents approximately $92.0 million to Trubion’s stockholders and optionholders.

These values exclude a potential for an aggregate of up to $38.75 million of additional cash that may be payable to holders of Trubion common stock and certain Trubion optionholders related to the CVRs. The CVRs provide each holder entitled to receive them the right to receive a pro rata share of an aggregate of up to $38.75 million in cash based on the achievement of certain predefined milestones over a 36-month period following the effective time of the merger.

CVR Agreement

Trubion, Emergent BioSolutions and Mellon Investor Services LLC, as rights agent, entered into a Contingent Value Rights Agreement, dated as of August 12, 2010, or the CVR agreement, governing the terms of the CVRs. The CVRs are generally not transferable or certificated and do not have any voting or dividend rights. No interest accrues on any amounts payable to any holders of CVRs and the CVRs do not represent any equity or ownership interest in Emergent BioSolutions or in any other parties.

Each CVR holder is entitled to receive a pro rata portion, based on the number of CVRs then outstanding, of each of the following CVR payment events, in each case if it occurs, which are either milestone events under Trubion’s existing collaboration agreements with Pfizer and Abbott pursuant to which payments will be made by either Pfizer or Abbott to Emergent BioSolutions or triggered by the manufacture of TRU-016 for use in clinical studies pursuant to Trubion’s collaboration with Abbott:

CVR Payment Event	Applicable Payment

Milestone Events under the Pfizer Agreement
Initiation of dosing in the first Phase III clinical study for the first major indication for CD20 candidate	$6.25 million
Initiation of dosing in the first Phase III clinical study for the second major indication for CD20 candidate	$5.0 million
Initiation of dosing in the first Phase II clinical study for a non-CD20 target	$0.75 million
Pfizer subtotal	$12.0 million
Milestone Events under the Abbott Agreement
Initiation of the first Phase II clinical study for TRU-016	$1.75 million
Initiation of the first Phase III clinical study in oncology indication for TRU-016	$15.0 million
Achievement Event under the Abbott Agreement
Release TRU-016 manufactured for use in clinical studies	$10.0 million
Abbott subtotal	$26.75 million
Total	$38.75 million

The total potential payment under the CVRs is approximately $38.75 million over the 36-month period following the effective time of the merger. Emergent BioSolutions has agreed to use commercially reasonable efforts to achieve all of the milestone events as soon as practicable.

For additional information about the CVRs and the milestones and payments, see the section entitled “The CVR Agreement” beginning on page 143 of this proxy statement/prospectus. The full text of the CVR agreement is attached as Annex B to this proxy statement/prospectus.

Treatment of Stock Options

All outstanding Trubion stock options will immediately vest and will be canceled at the effective time of the merger. Stock options with a per share exercise price of $4.55 or above will be canceled and extinguished. Holders of stock options with a per share exercise price below $4.55 will receive, for each share of Trubion common stock subject to such option, a cash payment equal to the difference between $4.55 and the exercise price of the option, less applicable taxes, and one CVR. As of September 21, 2010, there were 1,679,952 outstanding Trubion stock options with a per share exercise price below $4.55. See the section entitled “The Merger Agreement — Treatment of Trubion Stock Options” beginning on page 126 of this proxy statement/prospectus.

Support Agreements and Lock-up Agreements

Concurrently with Trubion’s execution of the merger agreement, affiliates of each of ARCH Venture Partners, Frazier Healthcare, Venrock and Prospect Venture Partners who hold in the aggregate, approximately 41% of the outstanding Trubion common stock as of September 3, 2010, who we refer to as the principal holders, entered into Support Agreements, dated as of August 12, 2010, or support agreements, with Emergent BioSolutions, pursuant to which they agreed, subject to the terms of the support agreements, to vote a portion of their shares of Trubion common stock equaling approximately 35% in the aggregate of the outstanding shares of Trubion common stock in favor of the adoption of the merger agreement and the transactions contemplated by the merger agreement, and against, among other things, a competing transaction. Each principal holder also agreed to not solicit, initiate or intentionally encourage a competing transaction. Finally, each principal holder granted Emergent BioSolutions a limited irrevocable proxy to vote the specified amount of shares subject to the support agreements in accordance with the terms of the support agreements. The support agreements limit the ability of the principal holders to sell or otherwise transfer their shares of Trubion common stock. The support agreements automatically terminate if the merger agreement terminates. Each of the principal holders is an affiliate of a member of Trubion’s board of directors. The full text of the form of support agreement is attached as Annex C to this proxy statement/prospectus.

These same principal holders also entered into lock-up agreements with Emergent BioSolutions pursuant to which the principal holders agreed to transfer restrictions, which limit their ability to transfer the shares of Emergent BioSolutions common stock they receive in connection with the merger. These restrictions will lapse on a staggered basis at various times for a period of one year after the end of the lock-up period, or 90 days after the effective time of the merger, although they may lapse on an accelerated basis in specified circumstances. The full text of the form of lock-up agreement is attached as Annex D to this proxy statement/prospectus.

Ownership of Emergent BioSolutions After the Merger

Emergent BioSolutions will issue approximately 3,351,833 shares of common stock to Trubion stockholders in the merger. See the section entitled “The Merger Agreement — Exchange of Trubion Stock Certificates for Emergent BioSolutions Stock Certificates” beginning on page 127 of this proxy statement/prospectus. Trubion stockholders will own approximately 9.7% of the outstanding Emergent BioSolutions common stock after the merger. The above calculations are based on the number of shares of Emergent BioSolutions common stock and Trubion common stock outstanding on the record date, and assume that no Trubion stock options and no Emergent BioSolutions stock options will be exercised after the record date.

Trubion’s Reasons for the Merger

In reaching its decision to approve the merger, the merger agreement and the other transactions contemplated by the merger agreement and to recommend adoption of the merger agreement to Trubion stockholders, Trubion’s board of directors consulted with Trubion’s senior management team, as well as its outside legal and financial advisors, and considered, among other things, the process it had overseen to investigate potential business combination transactions and other strategic and financial alternatives and ultimately to negotiate and enter into the merger agreement with Emergent BioSolutions including:

•	the possible alternatives to a sale of Trubion and the risks and uncertainties related to not selling the company, including the risks involved in Trubion’s product development pipeline, and the fact that Trubion would need to raise significant additional capital to support its business operations (which, if available, would likely result in further significant dilution to Trubion’s stockholders), cease preclinical activities and complete a substantial reduction in force;

•	the risk that Trubion or its partners would be unable to successfully commercialize Trubion’s partnered clinical product candidates and that applicable milestones giving rise to milestone payments to Trubion under the Pfizer and Abbott collaboration agreements might not be achieved;

•	Trubion’s inability to complete additional strategic collaboration transactions during the period from August 2009 through August 2010 despite Trubion management’s attempts to attract and complete such transactions;

•	the fact that Trubion’s common stock has traded at low volumes on the Nasdaq Global Market for a significant period of time, which has made it difficult for Trubion to raise capital in the public or private markets or offer opportunities for liquidity to its existing stockholders;

•	a sale process that presented the opportunity for a business combination with Trubion to a substantial number of third parties and generated several potentially interested parties but ultimately culminated in only the Emergent BioSolutions offer;

•	the fact that the upfront merger consideration, based on the average trading price of Emergent BioSolutions common stock for the five consecutive trading days ending August 11, 2010, the last full trading day before the announcement of the merger, represents an approximately 57% premium over the closing price ($2.90) of Trubion common stock on the Nasdaq Global Market on August 11, 2010, and represents, based on the closing price of Emergent BioSolutions common stock on September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, an approximately 49% premium over the closing price ($2.90) of Trubion common stock on August 11, 2010;

•	the fact that the total potential merger consideration, including the potential CVR payments, based on the average trading price of Emergent BioSolutions common stock for the five consecutive trading days ending August 11, 2010, the last full trading day before the announcement of the merger, represents an approximately 117% premium over the closing price ($2.90) of Trubion common stock on August 11, 2010, and represents, based on the closing price of Emergent BioSolutions common stock on September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, an approximately 109% premium over the closing price ($2.90) of Trubion common stock on August 11, 2010;

•	the fact that a significant portion of the merger consideration consists of shares of Emergent BioSolutions common stock, which allows Trubion stockholders to benefit from any future growth of the combined company, and the possibility that Trubion’s business would benefit from the greater resources of Emergent BioSolutions;

•	the fact that the CVRs represent further potential upside to the upfront merger consideration that, if paid, would add approximately $1.75 per share in cash value for Trubion stockholders based on the number of shares of Trubion common stock outstanding on August 11, 2010 and the number of Trubion stock options outstanding as of such date with a per share exercise price below $4.55;

•	the fact that the financial and other terms and conditions of the merger agreement and the transactions contemplated by the merger agreement were the product of extensive arm’s-length negotiations between the parties;

•	the fact that under the terms of the merger agreement, the completion of the merger is not conditioned on Emergent BioSolutions’ ability to obtain financing or an affirmative vote of its stockholders and there are very limited conditions to closing, increasing the likelihood that the transaction will be consummated;

•	the MTS Securities, LLC, or MTS, financial analysis of the merger consideration and the opinion of MTS, delivered on August 12, 2010, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the merger consideration to be received by the holders of shares of Trubion common stock (other than Emergent BioSolutions, merger sub, and their affiliates) pursuant to the merger agreement is fair from a financial point of view to such holders, as described elsewhere in this proxy statement/prospectus in the section entitled “The Merger — Opinion of Trubion’s Financial Advisor”;

•	the terms of the merger agreement that, subject to compliance with certain terms and conditions, permit the Trubion board of directors:

•	in the exercise of its fiduciary duties, to furnish nonpublic information in response to, and to negotiate with regard to, unsolicited alternative proposals, if the board of directors determines in good faith after consultation with outside counsel that an unsolicited alternative offer could lead to a superior offer; and

•	to change its recommendation with respect to the merger if the board of directors determines in good faith, after it has received a superior offer and after consultation with outside counsel, that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties;

•	the belief that the termination fee amount under the merger agreement, and the circumstances under which the termination fee would be required to be paid, are reasonable compared to other similar public company merger transactions, and would not unreasonably deter another potential bidder from considering a transaction with Trubion at a higher price;

•	the results of Trubion’s due diligence review of Emergent BioSolutions’ products, business, finances, operations and perceived prospects; and

•	the fact that a vote of Trubion stockholders on the merger is required under Delaware law, and that stockholders who do not vote in favor of the adoption of the merger agreement will have the right to demand appraisal of the fair value of their shares under Delaware law.

In addition to reviewing and considering the factors described above, Trubion’s board of directors considered a number of additional factors, including a variety of negative factors, such as:

•	the fact that following the merger, Trubion will no longer exist as an independent, stand-alone company and its stockholders will not benefit from appreciation in value of the company other than through the CVRs and their ownership of Emergent BioSolutions common stock;

•	the risks and costs (both financial and otherwise) to Trubion if the merger does not close, including the diversion of management and employee attention, potential employee attrition and potential impact on its business;

•	risks relating to the value of the Emergent BioSolutions common stock that Trubion stockholders will receive in the merger;

•	the fact that a significant portion of the merger consideration, which is represented by the CVRs, is contingent and is dependent on Emergent BioSolutions’ ability to maintain and continue to cultivate Trubion’s existing partnerships;

•	the restrictions on the conduct of Trubion’s business prior to the consummation of the merger, which could delay or prevent Trubion from undertaking business opportunities that may arise during the term of the merger agreement, whether or not the merger is consummated;

•	the fact that if the merger is not consummated for certain reasons, and if Trubion consummates an acquisition transaction or enters into an acquisition agreement within a specified time period after the merger agreement is terminated, Trubion may be required to pay the termination fee to Emergent BioSolutions or, in certain circumstances, to reimburse Emergent BioSolutions for reasonable, documented expenses;

•	the restrictions on Trubion’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, which Trubion’s board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to Emergent BioSolutions’ willingness to enter into the merger agreement and were reasonable in light of, among other things, the benefits of the merger to Trubion’s stockholders;

•	the fact that Trubion did not undertake a full public auction prior to entering into the merger agreement, although the Trubion board of directors was satisfied that the terms of the merger agreement, including the ability of the board of directors to exercise its fiduciary duties to consider unsolicited potential alternative acquisition proposals and the amount of the termination fee payable by Trubion upon acceptance of an alternative acquisition proposal, would not unreasonably deter another potential bidder from considering a transaction with Trubion at a higher price;

•	the fact that the merger may not be completed in a timely manner or at all due to a failure to receive necessary approvals or clearances or due to the occurrence of an event causing a material adverse effect for Trubion or for Emergent BioSolutions; and

•	the fact that some of Trubion’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Trubion’s stockholders generally, including as a result of employment and compensation arrangements with Trubion and the manner in which they would be affected by the merger (see the section entitled “Interests of Trubion’s Executive Officers and Directors in the Merger”).

For more information about the factors considered by Trubion’s board of directors, see the section entitled “The Merger — Trubion’s Reasons for the Merger; Recommendation of Trubion Board of Directors” beginning on page 98 of this proxy statement/prospectus.

Recommendation to Trubion’s Stockholders

Trubion’s board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and has unanimously determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Trubion and its stockholders. The board of directors of Trubion recommends that Trubion stockholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement. See the section entitled “The Merger — Trubion’s Reasons for the Merger; Recommendation of Trubion Board of Directors” beginning on page 98 of this proxy statement/prospectus.

Opinion of Trubion’s Financial Advisor

The Trubion board of directors retained MTS Health Partners, L.P., or MTS Health Partners, to act as its financial advisor in connection with a business combination transaction, and if requested, to cause its affiliate, MTS, to render an opinion to it as to the fairness from a financial point of view of any consideration to be paid in any such transaction. On August 12, 2010, MTS delivered to Trubion’s board of directors an oral opinion, later confirmed in writing, to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described, as of August 12, 2010, the merger consideration to be received by holders of shares of Trubion common stock (other than Emergent BioSolutions, merger sub, and their affiliates) pursuant to the merger agreement is fair, from a financial point of view, to such holders. The full text of the written opinion of MTS, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated in its entirety herein by reference. You are urged to carefully read the opinion, together with the description thereof elsewhere in this proxy statement/prospectus, in its entirety. MTS provided its opinion for the information and assistance of the Trubion board of directors in connection with its consideration of the merger. The MTS opinion is not a recommendation as to how any holder of Trubion common stock should vote with respect to the merger or any other matter. For more information regarding the MTS opinion, see the section entitled “The Merger — Opinion of Trubion’s Financial Advisor” on page 101 of this proxy statement/prospectus.

Emergent BioSolutions’ Reasons for the Merger

Emergent BioSolutions’ board of directors decided to acquire Trubion because of the significant benefits that this acquisition will bring to Emergent BioSolutions. The addition of Trubion’s proprietary SMIPTM and SCORPIONTM protein therapeutic technologies and its two clinical-stage product candidates focused on the targeted disease areas of autoimmunity and oncology will enhance Emergent BioSolutions’ product development pipeline by diversifying its product pipeline beyond infectious diseases into the two high-growth areas of autoimmune diseases and cancer and extending its therapeutic product capabilities beyond conventional therapeutic approaches. In addition, Trubion’s preclinical stage programs, as well as its leading edge science, will significantly strengthen Emergent BioSolutions’ ability to develop and commercialize novel, first-in-class therapeutic products. Furthermore, Emergent BioSolutions expects that its acquisition of Trubion will further its position as a leading, fully integrated biopharmaceutical company focused on the manufacture, development and commercialization of vaccines and protein-based therapeutics.

There can be no assurance that the benefits of the potential growth, synergies or opportunities considered by Emergent BioSolutions’ board of directors will be achieved through completion of the merger. For more information regarding Emergent BioSolutions’ reasons for the merger, see the section entitled “The Merger — Emergent BioSolutions’ Reasons for the Merger” beginning on page 108 of this proxy statement/prospectus. Achieving Emergent BioSolutions’ objectives is subject to particular risks that are discussed in the section entitled “Risk Factors” beginning on page 21 of this proxy statement/prospectus.

Opinion of Emergent BioSolutions’ Financial Advisor

Emergent BioSolutions’ board of directors retained Wedbush Securities Inc., or Wedbush, to act as its financial advisor and, if requested, to render an opinion to it as to the fairness, from a financial point of view, of the merger consideration to be paid by Emergent BioSolutions in connection with the merger. On August 11, 2010, Wedbush rendered its oral opinion (subsequently confirmed in writing) to Emergent BioSolutions’ board of directors to the effect that, as of August 11, 2010, and based upon and subject to the factors, assumptions made, matters considered, procedures followed and limitations on the scope of the review undertaken by Wedbush set forth in its written opinion, the merger consideration specified in the merger agreement is fair, from a financial point of view, to Emergent BioSolutions and its stockholders. The full text of the Wedbush opinion, which sets forth the factors, assumptions made, matters considered, procedures followed and limitations on the scope of the review undertaken by Wedbush in rendering its opinion, is included as Annex F to this proxy statement/prospectus and is incorporated in its entirety herein by reference. You are urged to carefully read this opinion in its entirety for a description of the factors, assumptions made, matters considered, procedures followed and limitations on the scope of the review undertaken by Wedbush in rendering its opinion. Wedbush’s opinion was provided to Emergent BioSolutions’ board of directors in connection with its evaluation of the merger consideration, did not address any other aspect of the merger, the merger agreement, any related agreements or agreements ancillary thereto, and did not constitute a recommendation to the Emergent BioSolutions board of directors or to any stockholder as to how to vote or act in connection with the merger. For more information regarding the Wedbush opinion, see the section entitled “The Merger — Opinion of Emergent BioSolutions’ Financial Advisor” on page 109 of this proxy statement/prospectus.

Interests of Trubion’s Executive Officers and Directors in the Merger

Each of Trubion’s executive officers and directors who holds shares of Trubion common stock will be entitled to receive the same merger consideration as any Trubion stockholder for their shares. However, in considering the recommendation of Trubion’s board of directors that you vote to adopt the merger agreement, you should be aware that some of Trubion’s executive officers and directors may have economic interests in the merger that are different from, or in addition to, those of Trubion’s stockholders generally, including, among other things, the fact that:

•	each Trubion executive officer and director holds options to purchase Trubion common stock which, whether or not vested, will immediately vest and be cancelled at the effective time of the merger and any options with an exercise price of less than $4.55 will be exchanged for a cash payment and a CVR, as more fully described in the section entitled “The Merger Agreement — Treatment of Trubion Stock Options” beginning on page 126 of this proxy statement/prospectus; and

•	Trubion’s executive officers, other than Steven Gillis, Ph.D., Trubion’s executive chairman and acting president, may receive cash severance and other benefits if they are terminated without cause or resign for good reason after the closing of the merger.

For more information regarding the interests of Trubion’s executive officers and directors in the merger, see the section entitled “The Merger — Interests of Trubion’s Executive Officers and Directors in the Merger” beginning on page 114 of this proxy statement/prospectus.

Trubion’s board of directors was aware of and considered these interests, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, including the merger, and in making its recommendation that Trubion’s stockholders vote to adopt the merger agreement. None of the members of Trubion’s board of directors or Trubion’s named executive officers will be members of the board of directors of Emergent BioSolutions or executive officers of Emergent BioSolutions following the effective time of the merger.

Conditions to the Merger

The merger agreement provides that the obligations of the parties to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions at or prior to completion of the merger:

•	at least a majority of the holders of Trubion’s outstanding common stock on the record date shall have voted to adopt the merger agreement;

•	there shall not be any law or order that prevents or prohibits consummation of the merger and there shall be no pending action, proceeding or other application before any governmental entity seeking such an order (other than a lawsuit commenced by a stockholder plaintiff, the defense of which is covered by applicable insurance and which would not be reasonably expected to have a material adverse effect on Trubion);

•	all consents and approvals required to consummate the merger, the failure of which to be obtained would be reasonably expected to have a material adverse effect on Emergent BioSolutions or Trubion, will be obtained;

•	the SEC shall have declared the registration statement, of which this proxy statement/prospectus is a part, effective and no stop order suspending such effectiveness shall have been issued and no proceeding for that or a similar purpose shall have been initiated or threatened in writing by the SEC;

•	the applicable waiting periods, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, or any other applicable pre-clearance requirements of any foreign competition law shall have expired or been terminated; and

•	the shares of Emergent BioSolutions common stock to be issued as partial consideration for the merger shall have been approved and authorized for listing on the NYSE.

In addition, the merger agreement provides that the obligations of Emergent BioSolutions, merger sub and the surviving entity to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions at or prior to the completion of the merger:

•	the representations and warranties of Trubion contained in the merger agreement will be true and correct as of the date of the merger agreement and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect”) would not reasonably be expected to have a material adverse effect on Trubion, and Trubion will deliver to Emergent BioSolutions a certificate signed by an executive officer of Trubion to that effect;

•	Trubion will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger, and Trubion will deliver to Emergent BioSolutions a certificate signed by an executive officer of Trubion to that effect; and

•	since the date of the merger agreement, there shall not have been a material adverse effect on Trubion, as defined in the merger agreement, or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Trubion.

In addition, the merger agreement provides that the obligations of Trubion to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions at or prior to the completion of the merger:

•	the representations and warranties of Emergent BioSolutions contained in the merger agreement will be true and correct as of the date of the merger agreement and as of the effective time of the merger as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect”) would not reasonably be expected to have a material adverse effect on Emergent BioSolutions, and Emergent BioSolutions will deliver to Trubion a certificate signed by an executive officer of Emergent BioSolutions to that effect;

•	Emergent BioSolutions will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger, and Emergent BioSolutions will deliver to Trubion a certificate signed by an executive officer of Emergent BioSolutions to that effect; and

•	since the date of the merger agreement, there shall not have been a material adverse effect on Emergent BioSolutions, as defined in the merger agreement, or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Emergent BioSolutions.

For more information regarding the conditions to completion of the merger, see the section entitled, “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 135 of this proxy statement/prospectus.

Either Emergent BioSolutions or Trubion may choose to waive any or all of the conditions to its obligation to complete the merger, provided that any such waiver is in compliance with applicable law, subject to specified exceptions.

Termination of the Merger Agreement

Each of Emergent BioSolutions and Trubion is entitled to terminate the merger agreement under certain circumstances including, among others:

•	by mutual written consent;

•	if the merger has not been consummated by December 31, 2010, except that this right to terminate shall not be available to a party whose material breach of the merger agreement or failure to fulfill any obligation under the merger agreement has been the cause of, or results in, the failure of the merger to occur on or before such date;

•	if a court or governmental or regulatory authority of competent jurisdiction shall have issued any order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger or any of the other transactions contemplated by the merger agreement or any of the other transaction documents related to the merger agreement, which order, decree, ruling or other action is final and nonappealable, provided that this right of termination is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or results in, the issuance, promulgation, enforcement or entry into such order, decree, ruling or action; or

•	if the approval of a majority of the stockholders of Trubion to adopt the merger agreement is not obtained at a special meeting of Trubion stockholders duly convened (including any postponement or adjournment) to consider adoption of the merger agreement, provided that this right of termination is not available to Trubion if Trubion has materially breached any of its obligations under certain non-solicitation and other provisions of the merger agreement.

In addition, the merger agreement provides that Emergent BioSolutions may terminate the merger agreement, at any time prior to the effective time of the merger, if any of the following events occurs:

•	if (i) the Trubion board of directors withdraws or adversely modifies its approvals or recommendations of the merger, the merger agreement or the transactions contemplated by the merger agreement, (ii) the Trubion board of directors fails to reaffirm its approvals and recommendations of the merger or the merger agreement upon the request of Emergent BioSolutions, (iii) the Trubion board of directors (A) recommends to the Trubion stockholders that they approve or accept a competing transaction or (B) determines to accept a proposal or offer for a superior competing transaction, (iv) Trubion materially breaches any of its obligations under the merger agreement with respect to certain non-solicitation obligations or convening the special meeting of Trubion stockholders, or (v) any third party commences a tender or exchange offer or other transaction constituting or potentially constituting a competing transaction and Trubion does not send to its security holders pursuant to Rule 14e-2 of the Exchange Act a statement disclosing that Trubion recommends rejection of such tender or exchange offer; or

•	(i) any representation or warranty of Trubion set forth in the merger agreement shall have been breached or become untrue or Trubion shall have breached any covenant or agreement, (ii) such breach or misrepresentation is not cured or is incapable of being cured by December 31, 2010, and (iii) such breach or misrepresentation would, individually or in the aggregate, cause the closing conditions relating to accuracy of Trubion’s representations and warranties or compliance with its covenants and agreements to be incapable of being satisfied, provided that Emergent BioSolutions is not then in breach of its respective warranties, covenants or agreements such that the closing conditions relating to accuracy of its representations and warranties or compliance with covenants and agreements would not be satisfied.

Further, the merger agreement provides that Trubion may terminate the merger agreement, at any time prior to the effective time of the merger, if any of the following events occurs:

•	(i) any representation or warranty of Emergent BioSolutions set forth in the merger agreement shall have been breached or become untrue or Emergent BioSolutions shall have breached any covenant or agreement, (ii) such breach or misrepresentation is not cured or is incapable of being cured by December 31, 2010, and (iii) such breach or misrepresentation would, individually or in the aggregate, cause the closing conditions relating to accuracy of Emergent BioSolutions’ representations and warranties or compliance with its covenants and agreements to be incapable of being satisfied, provided that Trubion is not then in breach of its respective warranties, covenants or agreements such that the closing conditions relating to accuracy of its representations and warranties or compliance with covenants and agreements would not be satisfied; or

•	in order to enter into an acquisition agreement for a superior competing transaction.

For more information on termination of the merger agreement, see the section entitled, “The Merger Agreement — Termination of the Merger Agreement” beginning on page 138 of this proxy statement/prospectus.

Limitation on Trubion’s Ability to Consider Competing Transactions

Trubion has agreed that it will not, and that it will not authorize or permit any of its affiliates or representatives to, directly or indirectly,

•	solicit, initiate or intentionally encourage the submission of any competing transaction; or

•	participate in any discussions or negotiations, or furnish to any third party any information or data with respect to, or provide access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly facilitate, induce or encourage the making of any proposal that constitutes, or that may reasonably be expected to lead to, a competing transaction.

Notwithstanding these restrictions, prior to obtaining the approval of the holders of at least a majority of Trubion’s issued and outstanding shares of common stock to adopt the merger agreement, Trubion may, to the extent required by the fiduciary obligations of Trubion’s board of directors (as determined in good faith by a majority of the members of Trubion’s board of directors and after consultation with Trubion’s outside counsel) furnish information to a third party that makes a competing transaction offer and participate in related discussions and negotiations so long as:

•	Trubion is not in breach of its non-solicitation of competing transactions covenant;

•	the third party is subject to a confidentiality agreement with Trubion that is not less favorable than the confidentiality agreement entered into between Trubion and Emergent BioSolutions;

•	Trubion’s board of directors reasonably determines in good faith that such competing transaction constitutes or would reasonably be expected to lead to a superior competing transaction; and

•	Trubion provides written notice to Emergent BioSolutions of its decision to furnish information to a third party that makes a competing transaction offer and its compliance with the non-solicitation of competing transactions covenant.

For more information on Trubion’s ability to consider competing transactions, see the section entitled, “The Merger Agreement — Limitation on the Solicitation, Negotiation and Discussion by Trubion of Competing Transactions” beginning on page 136 of this proxy statement/prospectus.

Fees and Expenses

The merger agreement provides that, subject to limited exceptions, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses. See the section entitled, “The Merger Agreement — Expenses and Termination Fees” beginning on page 139 of this proxy statement/prospectus.

Termination Fee

Trubion must pay a termination fee of $3 million, or the termination fee, to Emergent BioSolutions if the merger agreement is terminated as follows:

•	by Trubion or Emergent BioSolutions if stockholder approval of the adoption of the merger agreement is not obtained;

•	by Trubion or Emergent BioSolutions if the merger has not been consummated by December 31, 2010, and

•	Trubion has publicly announced a competing transaction, or in the alternative, a third party has made a proposal regarding a competing transaction to Trubion or its board of directors, whether or not publicly announced; and

•	an acquisition of Trubion is consummated within six months following the termination of the merger agreement;

•	by Trubion in order to enter into an acquisition agreement for a superior competing transaction;

•	by Emergent BioSolutions upon the occurrence of a triggering event, which is described in more detail under “The Merger Agreement — Termination of Merger Agreement” beginning on page 138 of this proxy statement/prospectus;

•	by Emergent BioSolutions as a result of Trubion’s breach or misrepresentation of its representations and warranties set forth in the merger agreement and such breach or misrepresentation is not cured by December 31, 2010 and prohibits Trubion from satisfying its closing covenants in the merger agreement related to the accuracy of its representations or warranties or compliance with its covenants and agreements and

•	Trubion has publicly announced a competing transaction, or in the alternative, a third party has made a proposal regarding a competing transaction to Trubion or its board of directors, whether or not publicly announced; and

•	an acquisition of Trubion is consummated within six months following the termination of the merger agreement.

For more information on the termination fee, see the section entitled “The Merger Agreement — Expenses and Termination Fees” beginning on page 139 of this proxy statement/prospectus.

Material United States Federal Income Tax Consequences of the Merger

The merger may qualify as a reorganization under Section 368(a) of the code. There is no guarantee that at the effective time of the merger, the amount of Emergent BioSolutions stock transferred will be sufficient for the merger to qualify as a reorganization. If the merger is treated as a reorganization, a United States holder of Trubion common stock may recognize gain (but not loss) with respect to each share of Trubion common stock held in an amount equal to the lesser of any gain or the value of the cash and the CVRs received with respect to such share. However, the amount of gain or loss a United States holder recognizes, and the timing of such gain or loss, depends in part on the United States federal income tax treatment of the CVRs, with respect to which there is substantial uncertainty. For a description of a United States holder as used in this proxy statement/prospectus, see the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger” beginning on page 118 of this proxy statement/prospectus.

Tax matters are very complicated, and the tax consequences of the merger to a particular stockholder will depend in part on such stockholder’s circumstances. You should read the section entitled “The Merger — Material United States Federal Income Tax Consequences of the Merger,” beginning on page 118 of this proxy statement/prospectus. In addition, you should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Anticipated Accounting Treatment

Emergent BioSolutions will account for the merger under the purchase method of accounting in accordance with Accounting Standards Codification No. 805, “Business Combinations.” See the section entitled “The Merger — Anticipated Accounting Treatment” beginning on page 123 of this proxy statement/prospectus.

Emergent BioSolutions Will List the Shares of Emergent BioSolutions Common Stock Issued in the Merger on the NYSE

If the merger is completed, Trubion stockholders will be able to trade the shares of Emergent BioSolutions common stock they receive in the merger on the NYSE, subject to restrictions on parties to the lock-up agreements and on affiliates of Emergent BioSolutions upon completion of the merger. See the section entitled “The Merger — Sales of Shares of Emergent BioSolutions Common Stock Received in the Merger” beginning on page 118 of this proxy statement/prospectus.

If Emergent BioSolutions and Trubion complete the merger, Trubion stock will no longer be listed for trading on the Nasdaq Global Market or any other market or exchange. See “The Merger — Delisting and Deregistration of Trubion Common Stock” beginning on page 118 of this proxy statement/prospectus.

Federal or State Regulatory Filings Required in Connection with the Merger

Under the HSR Act, and the rules and regulations promulgated thereunder, mergers and acquisitions that meet certain jurisdictional thresholds, such as the merger, may not be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Department of Justice and the Federal Trade Commission. The initial waiting period is 30 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material. Emergent BioSolutions and Trubion filed pre-merger notifications with the U.S. antitrust authorities pursuant to the HSR Act on August 27, 2010 and, in accordance with the merger agreement, requested “early termination” of the waiting period. On September 3, 2010, the U.S. Department of Justice and Federal Trade Commission granted early termination of the waiting period.

Appraisal Rights

Trubion stockholders who dissent from the merger are entitled to appraisal rights under Delaware law. For more information on appraisal rights, see the section entitled “The Merger — Appraisal Rights of Dissenting Trubion Stockholders” beginning on page 123 of this proxy statement/prospectus.

Material Differences in Rights of Trubion Stockholders and Emergent BioSolutions Stockholders

When the merger is completed, Trubion stockholders will automatically become Emergent BioSolutions stockholders. The rights of Emergent BioSolutions stockholders differ from the rights of Trubion stockholders in certain important ways. For more information on these differences, see the section entitled “Comparative Rights of Emergent BioSolutions Stockholders and Trubion Stockholders” beginning on page 156 of this proxy statement/prospectus.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND DATA

Emergent BioSolutions’ common stock is listed and traded on the NYSE under the “EBS” symbol and Trubion’s common stock is listed and traded on the Nasdaq Global Market under the “TRBN” symbol. The table below sets forth, for the respective periods of Emergent BioSolutions and Trubion indicated, the high and low sale prices per share of Emergent BioSolutions common stock and Trubion common stock.

	Emergent BioSolutions		Trubion
	High	Low	High	Low

Year Ended December 31, 2010
Third quarter (through September 22, 2010)	$19.98	$14.86	$4.95	$2.29
Second quarter	$17.30	$14.11	$4.59	$3.09
First quarter	$17.24	$13.22	$4.79	$3.03
Year Ended December 31, 2009
Fourth quarter	$18.25	$12.36	$5.11	$3.65
Third quarter	$19.95	$12.09	$6.25	$2.36
Second quarter	$15.31	$9.15	$2.97	$1.30
First quarter	$27.00	$12.23	$1.76	$1.16
Year Ended December 31, 2008
Fourth quarter	$26.40	$11.22	$3.67	$1.01
Third quarter	$15.17	$9.62	$5.40	$3.32
Second quarter	$11.14	$8.22	$8.80	$4.39
First quarter	$9.17	$4.93	$12.55	$5.99

On August 11, 2010, the last trading day prior to the date of the execution of the merger agreement, the closing sale price per share of Trubion’s common stock was $2.90 and the closing sale price per share of Emergent BioSolutions’ common stock was $18.98. On September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, the last reported sale price per share of Trubion’s common stock was $4.76 and the last reported sale price per share of Emergent BioSolutions’ common stock was $17.98. The market prices of shares of Trubion common stock and Emergent BioSolutions common stock are subject to fluctuation. As a result, Trubion and Emergent BioSolutions stockholders are urged to obtain current market quotations.

As of September 21, 2010, there were approximately 40 holders of record of Trubion common stock. Brokers and other institutions serve as the record holders on behalf of many beneficial owners of Trubion common stock.

Dividend Policy

Emergent BioSolutions has not declared or paid any cash dividends on its common stock since becoming a publicly traded company in November 2006. The merger agreement restricts the ability of Emergent BioSolutions to declare or pay dividends prior to the effective time of the merger. Emergent BioSolutions currently intends to retain all of its future earnings to finance the growth and development of its business. Emergent BioSolutions does not intend to pay cash dividends to its stockholders in the foreseeable future.

Trubion has not declared or paid any cash dividends on its common stock since becoming a publicly traded company in October 2006. The merger agreement restricts the ability of Trubion to declare or pay dividends prior to the effective time of the merger.

EMERGENT BIOSOLUTIONS INC.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated financial data of Emergent BioSolutions Inc. for the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008, have been derived from Emergent BioSolutions’ historical audited consolidated financial statements contained in Emergent BioSolutions’ annual report on Form 10-K for the year ended December 31, 2009, which is incorporated by reference into this proxy statement/prospectus. The following selected historical consolidated financial data for the years ended December 31, 2006 and 2005 and as of December 31, 2007, 2006 and 2005 have been derived from Emergent BioSolutions’ historical audited consolidated financial statements which are not required to be incorporated by reference into this proxy statement/prospectus. The following selected historical consolidated financial data for Emergent BioSolutions as of and for the six months ended June 30, 2010 and 2009 have been derived from Emergent BioSolutions’ unaudited interim consolidated financial statements contained in Emergent BioSolutions’ quarterly report on Form 10-Q for the quarter ended June 30, 2010, which is incorporated by reference into this proxy statement/prospectus. This information is only a summary and you should read this selected historical consolidated financial data together with Emergent BioSolutions’ “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the unaudited and audited consolidated financial statements and notes thereto incorporated by reference into this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
(in thousands, except per share data)

Statements of operations data:
Revenues:
Product sales	$94,725	$131,008	$217,172	$169,124	$169,799	$147,995	$127,271
Contracts and grants	14,213	6,702	17,614	9,430	13,116	4,737	3,417

Total revenues	108,938	137,710	234,786	178,554	182,915	152,732	130,688
Operating expenses (income):
Cost of product sales	18,584	25,796	46,262	34,081	40,309	24,125	31,603
Research and development	38,524	36,590	74,588	59,470	53,958	45,501	18,381
Selling, general & administrative	33,841	35,348	73,786	55,076	55,555	44,601	42,793
Purchased in-process research and development	—	—	—	—	—	477	26,575
Litigation settlement	—	—	—	—	—	—	(10,000)

Total operating expenses	90,949	97,734	194,636	148,627	149,822	114,704	109,352

Income from operations	17,989	39,976	40,150	29,927	33,093	38,028	21,336

Other income (expense):
Interest income	764	605	1,418	1,999	2,809	846	485
Interest expense	(7)	(10)	(7)	(47)	(71)	(1,152)	(767)
Other income (expense), net	(2)	(34)	(50)	134	156	293	55

Total other income (expense)	755	561	1,361	2,086	2,894	(13)	(227)
Income before provision for income taxes	18,744	40,537	41,511	32,013	35,987	38,015	21,109
Provision for income taxes	7,392	17,114	14,966	12,055	13,051	15,222	5,325

Net income	11,352	23,423	26,545	19,958	22,936	22,793	15,784
Net loss attributable to noncontrolling interest	979	2,538	4,599	724	—	—	—

Net income attributable to Emergent BioSolutions Inc.	$12,331	$25,961	$31,144	$20,682	$22,936	$22,793	$15,784

Earnings per share — basic	$0.40	$0.86	$1.02	$0.69	$0.79	$0.99	$0.77
Earnings per share — diluted	$0.39	$0.83	$0.99	$0.68	$0.77	$0.93	$0.69
Weighted average number of shares — basic	30,989	30,228	30,444	29,835	28,996	23,040	20,533
Weighted average number of shares — diluted	31,667	31,202	31,375	30,458	29,663	24,567	22,752

	As of June 30,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$102,193	$102,508	$102,924	$91,473	$105,730	$76,418	$36,294
Working capital	149,002	130,812	139,113	98,866	88,649	82,990	29,023
Total assets	345,747	326,385	344,689	290,788	273,508	238,255	100,332
Total long-term liabilities	38,260	23,073	46,173	37,418	46,688	35,436	10,502
Total stockholders’ equity	262,043	230,402	243,815	199,349	171,159	138,472	59,737

TRUBION PHARMACEUTICALS, INC.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables set forth selected historical financial data of Trubion. The information presented below was derived from Trubion’s audited financial statements as of December 31, 2009, 2008, 2007, 2006 and 2005 and for the fiscal years then ended and Trubion’s unaudited financial statements as of June 30, 2010 and for the six months ended June 30, 2010 and 2009. This information is only a summary. You should read it together with Trubion’s historical financial statements and accompanying notes thereto attached as Annex G to this proxy statement/prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Trubion” beginning on page 63 of this proxy statement/prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,
(in thousands, except per share data)	2010	2009	2009	2008	2007	2006	2005
	(unaudited)

Statements of Operations Data:
Revenue:
Collaboration revenue	$11,209	$8,331	$18,003	$16,467	$20,148	$36,530	$222
Grant revenue	—	—	—	—	—	—	127

Total revenue	11,209	8,331	18,003	16,467	20,148	36,530	349
Operating expenses:
Research and development	18,047	20,177	34,396	31,608	36,466	33,309	15,212
General and administrative	4,767	5,731	12,429	11,374	10,833	9,473	4,146

Total operating expenses	22,814	25,908	46,825	42,982	47,299	42,782	19,358

Loss from operations	(11,605)	(17,577)	(28,822)	(26,515)	(27,151)	(6,252)	(19,009)
Net interest income (expense)	(217)	(124)	(361)	956	3,837	2,222	278
Other income (expense)	20	—	—	—	—	101	(134)

Loss before cumulative effect of change in accounting principle	(11,792)	(17,701)	(29,183)	(25,559)	(23,314)	(3,929)	(18,865)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(62)

Net loss	$(11,792)	$(17,701)	$(29,183)	$(25,559)	$(23,314)	$(3,929)	$(18,927)

Basic and diluted net loss per share	$(0.58)	$(0.99)	$(1.55)	$(1.43)	$(1.32)	$(0.83)	$(23.30)

Shares used in computation of basic and diluted net loss per share	20,403	17,961	18,797	17,856	17,688	4,744	812

	At June 30,	At December 31,
(in thousands)	2010	2009	2008	2007	2006	2005
	(unaudited)

Balance Sheet Data:
Cash, cash equivalents and investments	$42,121	$54,846	$52,897	$78,515	$105,801	$9,792
Receivable from collaborations	3,900	3,428	3,084	4,237	4,354	40,000
Working capital	30,628	40,530	45,287	69,132	93,188	37,881
Total assets	51,986	65,380	67,290	95,174	121,394	54,009
Deferred revenue	31,679	35,262	19,493	24,854	31,778	39,778
Non-current portion of notes payable	6,303	6,975	8,261	7,567	6,708	1,276
Preferred stock warrant liability	—	—	—	—	—	282
Convertible preferred stock	—	—	—	—	—	45,753
Total stockholders’ equity (deficit)	4,542	15,094	31,468	53,313	72,654	(37,902)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial data gives effect to the proposed merger as if it had occurred on January 1, 2009, for statement of operations purposes, and on June 30, 2010, for balance sheet purposes. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read together with, the historical financial statements of Emergent BioSolutions and Trubion that are contained in their respective filings with the SEC and included in or incorporated by reference into this proxy statement/prospectus and the unaudited pro forma condensed consolidated financial statements that appear elsewhere in this proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on pages 165 and 147, respectively, of this proxy statement/prospectus.

The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger.

	Six Months
	Ended	Year Ended
	June 30,	December 31,
(in thousands, except per share data)	2010	2009

Statements of operations data:
Revenues	$120,147	$252,789
Cost and expenses	113,763	241,461
Income from operations	6,384	11,328
Other income	805	1,534
Income before provision for income taxes	7,189	12,862
Provision for income taxes	3,348	4,939
Net income	3,841	7,923
Net loss attributable to noncontrolling interest	979	4,599
Net income attributable to Emergent BioSolutions Inc.	4,820	12,522
Earnings per share — basic	0.14	0.37
Earnings per share — diluted	0.14	0.36

Balance sheet data:
Total assets	$463,630
Total liabilities	140,845
Stockholders’ equity	322,785

UNAUDITED COMPARATIVE PER SHARE DATA

The following table sets forth for Emergent BioSolutions common stock and Trubion common stock certain historical and unaudited pro forma combined and pro forma-equivalent per share financial information. The unaudited pro forma consolidated and pro forma-equivalent per share information gives effect to the proposed merger as if it had occurred on January 1, 2009. The information in the table is based on, and should be read together with, the historical financial information that Emergent BioSolutions and Trubion have presented in their respective filings with the SEC and the pro forma financial information that appears elsewhere in this proxy prospectus/statement. See the sections entitled “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on pages 165 and 147, respectively, of this proxy statement/prospectus.

The unaudited pro forma combined and pro forma-equivalent data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. Neither Emergent BioSolutions nor Trubion declared or paid any dividends during the periods presented.

			Emergent
			BioSolutions	Trubion
			Unaudited Pro	Unaudited Pro
	Emergent		Forma Consolidated	Forma-Equivalent
	BioSolutions	Trubion	per Share of	per Share of
	Historical	Historical	Common Stock	Common Stock

Net income (loss) per share:
Six months Ended June 30, 2010
Basic	$0.40	$(0.58)	$0.14	$0.02
Diluted	$0.39	$(0.58)	$0.14	$0.02
Book value per share	$8.34	$0.22	$9.29	$1.52
Year Ended December 31, 2009
Basic	$1.02	$(1.55)	$0.37	$0.06
Diluted	$0.99	$(1.55)	$0.36	$0.06
Book value per share	$7.82	$0.74	N/A	N/A

RISK FACTORS

If the merger is completed, Emergent BioSolutions and Trubion will operate as a combined company in a market environment that is difficult to predict and that involves significant risks, many of which will be beyond the combined company’s control. In addition to information regarding Emergent BioSolutions and Trubion contained in, or incorporated by reference into, this proxy statement/prospectus, you should carefully consider the risks described below before voting your shares. Additional risks and uncertainties not presently known to Emergent BioSolutions and Trubion or that they do not currently believe are important to an investor, if they materialize, also may adversely affect the merger, Emergent BioSolutions, Trubion and/or the combined company. A discussion of additional risks and uncertainties regarding Emergent BioSolutions can be found in the information that is incorporated by reference in this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 165 of this proxy statement/prospectus. If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, Emergent BioSolutions’ and Trubion’s respective businesses, financial condition or results of operations (both separately and as a combined company) could be seriously harmed. If that happens, the trading price of Emergent BioSolutions common stock or Trubion common stock could decline and you may lose part or all of the value of any Emergent BioSolutions shares or Trubion shares that you hold.

Risks Related to the Merger and the Combined Company

The value of Emergent BioSolutions common stock that Trubion stockholders will receive in connection with the merger will fluctuate.

The precise value of the merger consideration to be received by Trubion stockholders at the effective time of the merger cannot be determined at the present time. Under the terms of the merger agreement, holders of Trubion common stock will receive, for each share of Trubion common stock that they hold immediately prior to the effective time of the merger, a payment of $1.365 in cash, without interest; 0.1641 of a share of Emergent BioSolutions common stock; and a CVR that will provide the possibility of receiving additional cash in the future.

The price of Emergent BioSolutions common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting of Trubion stockholders. Stock price changes may result from a variety of factors beyond Emergent BioSolutions’ control, including general economic and market conditions. In addition, there will be a period of time between completion of the merger and the time at which former Trubion stockholders actually receive stock certificates evidencing Emergent BioSolutions common stock. Until stock certificates are received, former Trubion stockholders may not be able to sell their Emergent BioSolutions shares in the open market and, therefore, may not be able to avoid losses from any decrease in the trading price of Emergent BioSolutions common stock during that period.

A portion of the consideration payable in the merger is in the form of non-transferable CVRs, some or all of which may never be paid.

Approximately $38.75 million in cash of the total potential aggregate merger consideration payable in connection with the merger is payable to the holders of the CVRs only upon the achievement of certain predetermined milestones during the 36-month period following the effective time of the merger. If the combined company fails to achieve some or all of the milestones, some or all of this amount will never be paid to the holders of the CVRs. Trubion’s stockholders should be aware that they may not receive any consideration other than the $1.365 in cash, without interest, and 0.1641 of a share of Emergent BioSolutions common stock in consideration for each share of Trubion common stock.

Furthermore, the CVRs are not transferable and do not have any voting or dividend rights. As a result, a holder of a CVR will only realize value, if any, from these rights in the event that some or all of the underlying milestones are achieved. For more information about the CVRs and the milestones and associated payments, see the section entitled “The CVR Agreement” beginning on page 143 of this proxy statement/prospectus.

If Emergent BioSolutions is not successful in integrating Trubion into its business, the benefits of the merger will not be fully realized and the market price of Emergent BioSolutions common stock may be negatively affected.

Emergent BioSolutions and Trubion entered into the merger agreement with the expectation that the merger will result in benefits arising out of the combination of the companies. Emergent BioSolutions may not successfully integrate Trubion in a timely manner, if at all, and Emergent BioSolutions may not realize the benefits and synergies of the merger to the extent, or in the timeframe, anticipated.

It is possible that the integration process could result in the loss of key employees, diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s on-going business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect either company’s ability to maintain relationships with licensors, collaborators, partners, suppliers and employees or Emergent BioSolutions’ ability to achieve the anticipated benefits of the merger, or could reduce Emergent BioSolutions’ earnings or otherwise adversely affect the business and financial results of the combined company and, as a result, adversely affect the market price of Emergent BioSolutions common stock.

Emergent BioSolutions has limited acquisition experience and this is Emergent BioSolutions’ first acquisition of a public company. As a result, Emergent BioSolutions may not be able to realize the potential benefits of its acquisition of Trubion.

Emergent BioSolutions has limited experience in acquiring businesses and has never acquired a public company. Acquisitions such as this one involve a number of particular risks, including, but not limited to:

•	diversion of management’s attention from current operations;

•	disruption of a company’s ongoing business and difficulties in integrating and retaining all or part of the acquired business, its partners and its personnel;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of geographically dispersed personnel and operations;

•	assumption of disclosed and undisclosed liabilities; and

•	difficulties in the integration of departments, systems, including accounting systems, technologies, books and records, and procedures, as well as in maintaining uniform standards, controls, including internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, and related procedures and policies.

The individual or combined effect of these risks could have a material adverse effect on the combined company’s business.

The acquisition may turn out to be overvalued due to unforeseen circumstances and could result in the accounting effect of the acquisition being different than what Emergent BioSolutions had anticipated. Emergent BioSolutions may also have to adjust certain aspects of the accounting for acquisitions, such as goodwill, in-process research and development of other intangible assets and contingent consideration over time as events or circumstances occur, which could have a material adverse effect on the combined company’s results of operations.

Uncertainty regarding the merger and the effects of the merger could cause each company’s licensors, collaborators, suppliers or other strategic partners to delay or defer decisions, which could increase costs of the on-going business for Emergent BioSolutions and/or Trubion.

Emergent BioSolutions’ and Trubion’s strategy for developing and commercializing many of their respective potential products includes entering into agreements with licensors, collaborators, suppliers and other strategic partners. These partners, in response to the announcement of the merger, may delay or defer decisions regarding their business relationships with each company, which could increase costs for the business of the applicable company and delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, regardless of whether the merger is ultimately completed. Under specified circumstances, these partners may also terminate their agreements with each company. Any such delay, interruption or termination of the combined company’s relationship with any of these partners could materially harm the combined company’s business and financial condition, and frustrate any commercialization efforts for its product candidates.

The merger is subject to closing conditions that could result in the completion of the merger being delayed or not consummated, which could negatively affect Emergent BioSolutions’ and/or Trubion’s stock price, future business and operations and financial condition.

Completion of the merger is conditioned on Emergent BioSolutions and Trubion satisfying closing conditions, including adoption of the merger agreement by Trubion’s stockholders, all as set forth in the merger agreement. See the section entitled “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 135 of this proxy statement/prospectus for a discussion of the conditions to the completion of the merger. The required conditions to closing may not be satisfied in a timely manner, if at all, or, if permissible, waived, and the merger may not be consummated. Failure to consummate the merger would negatively affect Emergent BioSolutions’ and/or Trubion’s stock price, future business and operations, and financial condition. If the merger is not completed, Trubion will likely need to complete a substantial reduction in force and implement other significant changes in the scope of its operations and raise additional capital in order to continue operating as a separate company. Any delay in the consummation of the merger, including delays resulting from litigation regarding the merger, or any uncertainty about the consummation of the merger may adversely affect the future business, growth, revenue and results of operations of either or both of the companies.

Failure to complete the merger could negatively affect the market price of Emergent BioSolutions common stock and/or Trubion common stock and the future business and financial results of Emergent BioSolutions and/or Trubion, and the merger agreement limits Trubion’s ability to pursue alternatives to the merger.

If the merger is not completed for any reason, the on-going business of Emergent BioSolutions and Trubion may be adversely affected and will be subject to a number of risks, including:

•	the risk that Trubion may be required, under some circumstances, to pay Emergent BioSolutions a termination fee of $3 million. See the section entitled “The Merger Agreement — Expenses and Termination Fee” beginning on page 139 of this proxy statement/prospectus;

•	the risk that the restrictions on capital spending, the suspension of planned hiring and other affirmative and negative covenants in the merger agreement restricting the companies’ businesses may differ from or reduce efforts the applicable company would have made if Emergent BioSolutions and Trubion had not executed the merger agreement and prevent or delay progress the applicable company would otherwise have made;

•	the risk that failure to pursue other beneficial opportunities as a result of the focus of management of each of the companies on the merger, without realizing any of the anticipated benefits of the merger may prevent or delay progress the applicable company would otherwise have made;

•	the risk that the market price of Emergent BioSolutions common stock or Trubion common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	the risk that Emergent BioSolutions and Trubion may experience negative reactions to the termination of the merger from licensors, collaborators, suppliers, or other strategic partners, which could harm their respective businesses; and

•	the risk that, because Emergent BioSolutions’ and Trubion’s costs incurred related to the merger, such as legal, other advisor and accounting fees, must be paid even if the merger is not completed, Emergent BioSolutions and Trubion may have to delay incurring other expenses that would have benefited their businesses.

If the merger agreement is terminated and Trubion’s board of directors seeks another merger or business combination, it is unlikely that Trubion would be able to find a party willing to pay a price equivalent to or more attractive than the price Emergent BioSolutions has agreed to pay in the merger.

In addition, the merger agreement contains “no shop” provisions that, subject to limited exceptions, preclude Trubion from soliciting competing transactions, or participating in any discussions or negotiations, or furnishing information or data with respect to, or taking any action to knowingly encourage the making of any proposal that constitutes, or that may reasonably be expected to lead to, competing transactions that may result in a superior transaction for Trubion’s stockholders.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. For example, the pro forma financial statements have been derived from the historical financial statements of Emergent BioSolutions and Trubion and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the parties in connection with the merger. For example, the affect of any incremental costs that may be incurred in integrating the companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or illustrated by, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 147 of this proxy statement/prospectus.

If Emergent BioSolutions is unable to retain Trubion employees after the merger is completed, the business of the combined company may suffer.

The success of the merger will depend in part on Emergent BioSolutions’ ability to retain Trubion employees after the merger. It is not currently expected that Dr. Gillis will remain with Emergent BioSolutions after the merger and it is possible that other employees also might decide not to remain. There can be no assurance that Emergent BioSolutions will be able to retain key employees of Trubion. If key employees terminate their employment, or if insufficient numbers of employees are retained to maintain effective operations, Emergent BioSolutions’ development activities may be adversely affected, management’s attention might be diverted from successfully integrating Trubion’s operations to focus instead on hiring suitable replacements, and the business of the combined company may suffer. In addition, Emergent BioSolutions may not be able to locate suitable replacements for any key employees that leave, and Emergent BioSolutions may not be able to offer employment to potential replacements on reasonable or competitive terms.

In the event the merger is completed, Emergent BioSolutions will incur additional expenses in connection with the integration of Trubion.

In the event the merger is completed, Emergent BioSolutions expects to incur additional expenses in connection with the integration of Trubion, including integrating personnel, information technology systems, accounting systems, vendors and strategic partners of each company and implementing consistent standards, policies, and procedures, and Emergent BioSolutions may be subject to write downs in assets and charges to earnings.

Trubion’s executive officers and directors may have interests that are different from, or in addition to, those of Trubion stockholders generally.

In considering the recommendation of the Trubion board of directors to adopt the merger agreement, Trubion’s stockholders should recognize that Trubion’s executive officers and directors have interests that differ from those of Trubion’s stockholders generally that may have influenced the Trubion board of directors in making its recommendation that Trubion stockholders vote in favor of the adoption of the merger agreement. The reasons for these different interests are described in the section entitled “The Merger — Interests of Trubion’s Executive Officers and Directors in the Merger” beginning on page 114 of this proxy statement/prospectus.

If Trubion’s stockholders sell the Emergent BioSolutions common stock received in connection with the merger, the market price of Emergent BioSolutions common stock could decline.

Emergent BioSolutions’ issuance of common stock in connection with the merger will be registered with the SEC. As a result, those shares will be immediately available for resale in the public markets, except for shares of Emergent BioSolutions common stock that are subject to transfer restrictions. If former Trubion stockholders, or other holders of Emergent BioSolutions common stock, sell significant amounts of Emergent BioSolutions common stock after the merger is completed, the market price of Emergent BioSolutions common stock could decline. Such a decline in its stock price may make it more difficult for Emergent BioSolutions to sell equity securities in the future at a time and at a price that Emergent BioSolutions deems appropriate to raise funds through future offerings of common stock.

The market price of Emergent BioSolutions common stock may decline as a result of the merger or for other reasons.

In addition to any decline resulting from the sale of shares of Emergent BioSolutions common stock by former Trubion stockholders or other holders of Emergent BioSolutions common stock, the market price of Emergent BioSolutions common stock may decline as a result of the merger for a number of other reasons, including if:

•	Emergent BioSolutions does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or Emergent BioSolutions’ investors;

•	the effect of the merger on Emergent BioSolutions’ business and prospects is not consistent with the expectations of financial or biopharmaceutical industry analysts or Emergent BioSolutions’ investors; or

•	the outcome of any litigation related to the merger that is not resolved prior to the consummation of the merger is adverse to Emergent BioSolutions.

Furthermore, the market price of Emergent BioSolutions’ common stock could be subject to significant fluctuations following the merger that are not directly related to the merger. Market prices for securities of pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of Emergent BioSolutions’ common stock to fluctuate include:

•	the ability of Emergent BioSolutions to obtain regulatory approvals for any of its product candidates, and delays or failures to obtain such approvals;

•	the failure of any of Emergent BioSolutions’ product candidates, if approved, to achieve commercial success;

•	issues in manufacturing Emergent BioSolutions’ approved products, if any, or product candidates;

•	the results of Emergent BioSolutions’ current and any future clinical trials of its product candidates;

•	the entry into, or termination of, key agreements, including key commercial partner agreements;

•	the initiation of, material developments in, or conclusion of, litigation to enforce or defend any of the combined company’s intellectual property rights or defend against the intellectual property rights of others;

•	developments concerning current or future strategic collaborations;

•	announcements by commercial partners or competitors of new commercial products, clinical progress or the lack thereof, significant contracts, commercial relationships or capital commitments;

•	the introduction of technological innovations or new therapies that compete with potential products of Emergent BioSolutions;

•	additions or departures of key employees;

•	third-party coverage and reimbursement policies;

•	changes in estimates or recommendations by securities analysts, if any, who cover Emergent BioSolutions’ common stock;

•	future sales of Emergent BioSolutions’ common stock;

•	general and industry-specific economic conditions that may affect Emergent BioSolutions’ research and development expenditures; and

•	period-to-period fluctuations in Emergent BioSolutions’ financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Emergent BioSolutions’ common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management’s attention and resources, which could significantly harm Emergent BioSolutions’ profitability and reputation.

During the pendency of the merger, Trubion may not be able to enter into certain business arrangements with other parties because of restrictions in the merger agreement.

Provisions in the merger agreement place significant constraints on the manner in which Trubion must conduct its business pending completion of the merger. There are a significant number of actions that require the written consent of Emergent BioSolutions before they can be taken or completed. As a result, if the merger is not completed, Trubion may be at a disadvantage to its competitors or its business may otherwise suffer because it was prevented or delayed from making progress in its business that it might otherwise have made. See the section entitled “The Merger Agreement — Other Agreements of Trubion” beginning on page 130 of this proxy statement/prospectus.

Risks Related to Trubion

In addition to the other information in this proxy statement/prospectus, you should consider carefully the following factors in evaluating Trubion and its business. Unless otherwise indicated, the discussions in this section relate to Trubion as a stand-alone entity and do not reflect the effect of the proposed merger with Emergent BioSolutions.

Risks Related to Trubion’s Business

Trubion’s business and results of operations are likely to be affected by its proposed merger with Emergent BioSolutions.

The announcement of the merger could have an adverse effect on Trubion’s business in the near term if current or potential collaborative partners curtail their relationships with it pending consummation of the proposed merger. Activities relating to the proposed merger and related uncertainties could divert its management’s and its employees’ attention from Trubion’s day-to-day business, cause disruptions among its relationships with potential and current business partners, and cause employees to seek alternative employment, all of which could harm its business. In addition, Trubion may be disadvantaged in its attempts to attract and retain personnel by its announcement of the proposed merger. The success of Trubion’s business depends on its continued ability to attract and retain highly qualified management, scientific and manufacturing personnel. There is significant competition for personnel among companies in the biotechnology and pharmaceutical industries.

If the conditions to the proposed merger with Emergent BioSolutions set forth in the merger agreement are not met, the merger with Emergent BioSolutions may not occur.

Several conditions must be satisfied to complete the proposed merger with Emergent BioSolutions. These conditions are set forth in detail in the merger agreement. Trubion cannot assure you that each of the conditions will be satisfied. If the conditions are not satisfied or waived, the proposed merger will not occur or will be delayed, and Trubion may lose some or all of the benefits of the proposed merger. For example, if either Trubion’s or Emergent BioSolutions’ representations and warranties are not true and correct and, with some exceptions, the failure to be true and correct has a material adverse effect at the closing, the other party will not be required to close.

Failure to complete the proposed merger with Emergent BioSolutions could negatively affect Trubion’s future business and operations.

If the proposed merger with Emergent BioSolutions is not completed, Trubion could suffer a number of consequences that may adversely affect its business, results of operations and stock price, including the following:

•	activities relating to the proposed merger and related uncertainties may lead to a loss of progress with existing and potential corporate partners that Trubion may not be able to regain if the proposed merger does not occur;

•	the market price of Trubion common stock could significantly decline following an announcement that the proposed merger has been abandoned;

•	Trubion would remain liable for its costs related to the proposed merger;

•	Trubion may be liable for the $3 million termination fee for various reasons, including if it does not obtain the vote of its stockholders in favor of the transaction, if it enters into an acquisition agreement for a superior transaction or if Emergent BioSolutions terminates the merger agreement for a material uncured breach of its representations and warranties and, in the latter case, it enters into another merger agreement within six months of the termination;

•	Trubion’s board of directors may not be able to find another partner willing to pay an equivalent or more attractive price for another merger or business combination than that which would have been paid in the merger with Emergent BioSolutions;

•	if Trubion’s board of directors is unable to find another partner willing to pay an equivalent or more attractive price for another merger or business combination, Trubion will not be able to continue its present level of operations and therefore would have to scale back its present level of business and implement additional reductions in force; and

•	Trubion may not be able to take advantage of alternative business opportunities or effectively respond to competitive pressures.

Trubion’s success depends on the success of its partnered clinical product candidates, and it cannot be certain that its partners will continue development or that its partnered clinical product candidates will be safe or effective, complete clinical trials, receive regulatory approval or be successfully commercialized.

In June 2010, Trubion announced Pfizer’s decision to discontinue development of TRU-015, an investigational drug in Phase II evaluation for the treatment of rheumatoid arthritis, or RA, developed under its CD20 collaboration with Pfizer. Due to Pfizer’s discontinued development of TRU-015, Trubion’s lead product candidate is now SBI-087. TRU-015 had completed two Phase II clinical trials for RA. SBI-087 is earlier in development than TRU-015 and is currently the subject of an ongoing Phase II trial. Patient dosing in the Phase II SBI-087 RA trial commenced in December 2009, and final data is not anticipated until the end of 2011. Because SBI-087 is at an earlier stage in clinical development than TRU-015 the decision by Pfizer to develop SBI-087 instead of TRU-015 is likely to delay the potential commercialization of any product under Trubion’s collaboration with Pfizer, which could adversely affect its business and cause the price of Trubion common stock to decline.

Trubion’s Abbott collaboration clinical candidate, TRU-016, and its Pfizer collaboration clinical candidate, SBI-087, commenced initial clinical testing in 2008 and even if Trubion and Abbott, in the case of TRU-016, or Pfizer, in the case of SBI-087, determine to proceed with further clinical testing, a number of additional clinical trials will be required before a Biologics License Application, or BLA, can be submitted to the FDA for product approval.

The regulatory approval process can take many years and require the expenditure of substantial resources. Pursuant to Trubion’s collaboration agreement with Pfizer, Pfizer is responsible for regulatory approval of, and any subsequent commercialization of SBI-087. Ultimate decision-making authority as to most matters within the collaboration, including development plans and timeline, is vested with Pfizer. Pfizer may not advance the development and commercialization of SBI-087 as quickly as Trubion would like, if at all.

Pursuant to Trubion’s collaboration agreement with Abbott, Trubion and Abbott must jointly agree to all development and commercialization plans and timelines for TRU-016. Acting jointly, Trubion and Abbott may be unable to advance the development and commercialization of TRU-016 as quickly as Trubion would if it were acting alone.

Clinical trials required for FDA approval of SBI-087 for RA or systemic lupus erythematosus, or SLE, or TRU-016 for chronic lymphocytic leukemia, or CLL, and non-Hodgkins lymphoma, or NHL, may not be successfully completed. If required clinical trials are not completed or their results do not meet safety and efficacy thresholds required by the FDA, Trubion’s product candidates will likely not receive regulatory approval. Even if any of these product candidates receives regulatory approval, the approved product candidate may never be successfully commercialized. If Trubion’s product candidates do not receive regulatory approval or are not successfully commercialized, it may not be able to generate revenue, or become profitable, which would negatively affect its ability to continue operations.

If Trubion fails to obtain the capital necessary to fund its operations, it may be unable to develop its product candidates and it could be forced to share its rights to these product candidates with third parties on terms that may not be favorable to it.

Trubion needs large amounts of capital to support its research and development efforts. It may seek to raise funds through additional strategic partnerships, by selling additional equity or debt securities, or both, or by incurring other indebtedness. If Trubion is unable to raise additional capital in sufficient amounts or on terms acceptable to it, Trubion will be prevented from pursuing research and development efforts or it may instead elect to enter into collaborations that could require it to share rights to its product candidates to a greater extent than it currently intends, which could harm its business prospects and financial condition. The sale of additional equity or equity-linked securities could result in the issuance of additional shares of Trubion capital stock and could result in dilution to Trubion stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on Trubion’s ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect its ability to conduct its business.

Trubion has incurred operating losses in each year since its inception and expects to continue to incur substantial and increasing losses for the foreseeable future.

Trubion has been engaged in designing and developing compounds and product candidates since 1999 and has not generated any product revenue to date. Its net losses were $11.8 million and $17.7 million in the six months ended June 30, 2010 and 2009, respectively. As of June 30, 2010, it had an accumulated deficit of $133.4 million. Trubion expects its research and development expenses to increase in the future due to increased manufacturing and clinical development costs primarily related to TRU-016, Trubion’s Abbott collaboration clinical candidate, as well as the advancement of its preclinical programs, and to product candidate manufacturing costs. As a result, Trubion expects to continue to incur substantial and increasing losses for the foreseeable future. Trubion is uncertain when or if it will be able to achieve or sustain profitability. Failure to become and remain profitable would adversely affect the price of Trubion’s common stock and its ability to raise capital and continue operations. Continued operating losses and depletion of its cash balance may also result in non-compliance with its existing debt covenants and may require it to dedicate a substantial portion of its cash to repay its debt. As of June 30, 2010, Trubion’s outstanding indebtedness under agreements with financial debt covenants that could be affected by continued operating losses or its cash position totaled $7.7 million. In addition, Trubion’s net operating loss carry forwards and credits were substantially exhausted as a result of the payments it received from Wyeth in January 2006 pursuant to its Pfizer collaboration agreement, and additional operating loss carry forwards it had accumulated since that time were further reduced by the upfront fee it received from Facet Biotech Corporation, or Facet (now owned by Abbott

Labs), in September 2009. Any remaining net operating loss carry forwards and credits may be subject to an annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state law provisions, which would have an adverse effect on Trubion’s ability to reduce future tax expenses.

Trubion depends on its collaborative relationship with Pfizer to develop, manufacture, and commercialize SBI-087 and other selected product candidates.

In October 2009, Pfizer completed its acquisition of Wyeth, and Pfizer is now Trubion’s collaboration partner for SBI-087. In June 2010, Trubion announced Pfizer’s decision to discontinue development of TRU-015, an investigational drug in Phase II evaluation for the treatment of RA developed under Trubion’s CD20 collaboration with Pfizer. Trubion cannot predict how or whether Pfizer will proceed with the collaboration or the development of any of the remaining collaboration product candidates. In addition to Trubion’s collaboration with Pfizer for the development and worldwide commercialization of SBI-087 and other therapeutics directed to CD20, it is also collaborating with Pfizer on the development and worldwide commercialization of certain other product candidates directed to a small number of targets other than CD20 that have been established pursuant to the agreement. In anticipation of the completion of the research program in December 2010, Pfizer has retained a subset of these non- CD20 targets licensed from Trubion and released the remaining targets to Trubion. Trubion’s ability to receive any significant revenue from its product candidates covered by the collaboration agreement depends on the efforts of Pfizer and on Trubion’s ability to collaborate effectively. Any future payments, including royalties to Trubion, will depend on the extent to which Trubion and Pfizer advance product candidates through development and commercialization. Pfizer may terminate the collaboration relationship, in whole or in part, without cause, by giving 90 days’ written notice to Trubion. Pfizer also has the right to terminate the agreement, on a target-by-target basis, upon 60 days’ written notice, if any safety or regulatory issue arises that would have a material adverse effect on Pfizer’s ability to develop, manufacture, or commercialize one or more product candidates.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a research committee and a CD20-directed therapy development committee consisting of representatives of Pfizer and Trubion. Ultimate decision-making authority as to most matters within the collaboration, including development plans and timelines, however, is vested in Pfizer. For example, as discussed above, Pfizer has recently determined to discontinue clinical development of TRU-015 and is proceeding with clinical development of only one product candidate against CD20, SBI-087.

Pfizer may not develop and commercialize Trubion’s remaining product candidates as quickly as Trubion would like, if at all. If Pfizer terminates the agreement or fails to fulfill its obligations under the agreement, Trubion would need to obtain the capital necessary to fund the development and commercialization of its product candidates or enter into alternative arrangements with a third party. Trubion could also become involved in disputes with Pfizer, which could lead to delays in or termination of Trubion’s development and commercialization programs and time-consuming and expensive litigation or arbitration. If Pfizer terminates or breaches its agreement with Trubion, or otherwise fails to complete its obligations in a timely manner, Trubion’s collaboration product development programs would be substantially delayed and the chances of successfully developing or commercializing Trubion’s collaboration product candidates would be materially and adversely affected.

Trubion depends on its collaborative relationship with Abbott to develop, manufacture and commercialize TRU-016 and other CD37-directed protein therapeutics.

In August 2009, Trubion entered into a collaboration agreement with Facet for the joint worldwide development and commercialization of TRU-016, Trubion’s product candidate in Phase I clinical development for CLL and other CD37-directed protein therapeutics. On April 21, 2010, Abbott closed its acquisition of all of Facet’s outstanding stock, and Facet became a wholly owned subsidiary of Abbott. Trubion has no prior relationship with Abbott and, as a result, it cannot predict how or whether Abbott’s acquisition of Facet will impact the collaboration. Under the terms of the collaboration agreement, neither Trubion nor Abbott has the right to develop or commercialize protein therapeutics directed to CD37 outside of the collaboration.

Trubion’s ability to receive funding for TRU-016 under the collaboration depends on its ability to collaborate effectively with Abbott. Any future payments, including milestones payable to Trubion, will depend on the extent to which Trubion and Abbott advance TRU-016 through development and commercialization. Abbott may terminate the collaboration agreement without cause and would not be obligated to pay Trubion a termination fee if such a termination was more than 18 months after the beginning of the collaboration. Abbott also has the right upon 90 days’ written notice to terminate the agreement for any uncured material breach by Trubion.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee, or JSC, that must make decisions by consensus. The failure of the JSC to reach consensus on material aspects of the development or commercialization of TRU-016 would lead to dispute resolution by each company’s respective designated officers, and potentially arbitration, any of which may delay the development of TRU-016, which may harm Trubion’s business.

Under certain circumstances, the parties have the right to opt-out of the collaboration or may be deemed to have opted-out of the collaboration. If Abbott opts-out of the collaboration with respect to a product, then Trubion would become responsible for all development and commercialization costs for that product and be obligated to pay Abbott certain royalty payments upon the sale of that product. If Abbott has an anti-CD37 program that competes with the program under the collaboration agreement with Facet, then Abbott must either divest itself of the competing program or opt-out of the collaboration in which case Trubion would become responsible for all development and commercialization costs for all collaboration products and be obligated to pay Abbott certain royalty payments upon the sale of these products. Trubion is currently the lead manufacturing party for TRU-016 and if it opts-out of the collaboration as a result of Facet’s change of control or any other reason allowed under the collaboration agreement, and are the lead TRU-016 manufacturing party at that time, Trubion would be obligated to continue to supply TRU-016 to Abbott for up to 18 months.

If Abbott opts-out of or terminates the agreement or fails to fulfill its obligations under the agreement, Trubion would need to obtain the capital necessary to fully fund the development and commercialization of TRU-016 or enter into alternative arrangements with a third party. Trubion could also become involved in disputes with Abbott, which could lead to delays in or termination of its development and commercialization programs and time-consuming and expensive litigation or arbitration. If Abbott terminates or breaches its agreement with Trubion, or otherwise fails to complete its obligations in a timely manner, Trubion’s collaboration product development programs would be substantially delayed and the chances of successfully developing or commercializing its collaboration product candidates would be materially and adversely affected.

Trubion currently relies on third-party manufacturers to supply its product candidates for clinical trials and will rely on third-party manufacturers to manufacture its product candidates in commercial quantities, which could delay, prevent or increase the costs associated with the clinical development and future commercialization of its product candidates.

Trubion currently depends on Pfizer for the supply of SBI-087. It also currently depends on contract manufacturers for certain biopharmaceutical development and manufacturing services for TRU-016, Trubion’s Abbott collaboration clinical candidate. In addition, Trubion is planning to have Abbott perform certain manufacturing services for TRU-016 in 2011. Any disruption in production, inability of these manufacturers to produce adequate quantities to meet Trubion’s needs, or other impediments with respect to development, manufacturing or shipping could adversely affect Trubion’s ability to successfully complete clinical trials, delay submissions of its regulatory applications, increase its costs or otherwise adversely affect its ability to commercialize its product candidates in a timely manner, if at all. For example, Trubion’s commitments with Lonza Biologics, or Lonza, for manufacturing TRU-016 expired in the second quarter of 2010 and although Trubion is planning to have Abbott perform certain manufacturing services in 2011 for TRU-016, it currently does not have any other future manufacturing agreements at this time. Trubion plans on negotiating for additional manufacturing capacity, however it may be unable to do so in a timely manner or on terms that are consistent with its existing agreements. If Trubion is unable to negotiate for additional manufacturing capacity, it will need to contract with other third-party manufacturers, which may result in additional costs and may cause delays in the future supply of TRU-016 and the clinical development of TRU-016.

Trubion’s product candidates have not yet been manufactured for commercial use. If any of its product candidates becomes a product approved for commercial sale, in order to supply Trubion or its collaborators’

commercial requirements for such an approved product, the third-party manufacturer may need to increase its manufacturing capacity, which may require the manufacturer to fund capital improvements to support the scale-up of manufacturing and related activities. The third-party manufacturer may not be able to successfully increase its manufacturing capacity for such an approved product in a timely or economic manner, if at all. If any manufacturer is unable to provide commercial quantities of such an approved product, Trubion will have to successfully transfer manufacturing technology to a new manufacturer. Engaging a new manufacturer for such an approved product could require Trubion to conduct comparative studies or utilize other means to determine bioequivalence of the new and prior manufacturers’ products, which could delay or prevent its ability to commercialize such an approved product. If any of these manufacturers is unable or unwilling to increase its manufacturing capacity or if Trubion is unable to establish alternative arrangements on a timely basis or on acceptable terms, the development and commercialization of such an approved product may be delayed or there may be a shortage in supply. Any inability to manufacture Trubion’s products in sufficient quantities when needed would seriously harm its business.

Any manufacturer of Trubion’s product candidates and approved products, if any, must comply with current good manufacturing practices, or cGMP, requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance, and the maintenance of records and documentation. Manufacturers of Trubion’s product candidates and approved products, if any, may be unable to comply with these cGMP requirements and with other FDA, state, and foreign regulatory requirements. Trubion has little control over its manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied is compromised due to its manufacturers’ failure to adhere to applicable laws or for other reasons, Trubion may not be able to obtain regulatory approval for or successfully commercialize its products, which would seriously harm its business.

Trubion relies on third parties to conduct its clinical trials. If these third parties do not perform as contractually required or otherwise expected, Trubion may not be able to obtain regulatory approval for or commercialize its product candidates.

Trubion does not currently have the ability to conduct clinical trials and it must rely on third parties, such as contract research organizations, medical institutions, clinical investigators, and contract laboratories, to conduct Trubion’s clinical trials. Trubion has, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, Trubion is responsible for confirming that each of its clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires Trubion to comply with regulations and standards, commonly referred to as good clinical practices, for conducting, recording, and reporting the results of clinical trials to ensure that data and reported results are credible and accurate and that the trial participants are adequately protected. Trubion’s reliance on third parties does not relieve it of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Trubion’s clinical protocols or regulatory requirements or for other reasons, Trubion’s clinical trials may be extended, delayed, suspended, or terminated, and Trubion may not be able to obtain regulatory approval for its product candidates.

Any failure or delay in commencing or completing clinical trials for product candidates could severely harm Trubion’s business.

Each of Trubion’s product candidates must undergo extensive preclinical studies and clinical trials as a condition to regulatory approval. Preclinical studies and clinical trials are expensive and take many years to complete. To date Trubion has not initiated any Phase III clinical trials of any product candidate. The commencement and completion of clinical trials for its product candidates may be delayed by many factors, including:

•	having the capital resources available to fund additional clinical trials;

•	Trubion’s or its collaborators’ ability to obtain regulatory approval to commence a clinical trial;

•	Trubion’s or its collaborators’ ability to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment and variability in the number and types of patients available for clinical trials;

•	poor effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects;

•	governmental or regulatory delays related to clinical trials, including trial design, results, and materials supply;

•	changes in regulatory requirements, policy, and guidelines; and

•	varying interpretation of data by Trubion, any or all of its collaborators, the FDA, and similar foreign regulatory agencies.

It is possible that none of Trubion’s product candidates will complete the required clinical trials in any of the markets in which Trubion or its collaborators intend to commercialize those product candidates. Accordingly, Trubion or its collaborators may not seek or receive the regulatory approvals necessary to market Trubion’s product candidates. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for product candidates would prevent or delay their commercialization and severely harm Trubion’s business and financial condition.

Trubion’s success depends on the proper management of its current and future business operations, and the expenses associated with them.

Trubion’s business strategy requires it to manage its operations to provide for the continued development and potential commercialization of its product candidates and to manage its expenses generated by these activities. Trubion believes that strict cost containment in the near term is essential if its current funds are to be sufficient to allow it to continue its currently planned operations.

If Trubion is unable to effectively manage its current operations, it may not be able to implement its business strategy and its financial condition and operating results may be adversely affected. If Trubion is unable to effectively manage its expenses, it may find it necessary to reduce its expenses through another reduction in its workforce, which could adversely affect its operations.

Trubion relies on highly skilled personnel, and if it is unable to retain or motivate key personnel or hire qualified personnel, it may not be able to maintain its operations.

Trubion’s operations and its ability to execute its business strategy are highly dependent on the efforts of its executive management team. In November 2009, Trubion’s chief executive officer, and chairman of the board resigned after serving since February 2003. Following his departure, Trubion’s Board of Directors appointed its prior lead director to serve as executive chairman and acting president until a qualified replacement is found. Trubion cannot assure you that it will be able to attract and retain a suitable chief executive officer. An extended period of time without a permanent chief executive officer could materially and adversely affect Trubion’s business, financial condition or operating results. Furthermore, in recruiting a new chief executive officer, Trubion will incur expenses related to recruiting, relocation and training and possibly experience operational inefficiencies. In the event Trubion is unable to effect a smooth transition from its executive chairman and acting president to a new chief executive officer, or if a new chief executive officer should unexpectedly prove to be unsuitable, the resulting disruption could negatively affect Trubion’s operations and impede its ability to execute its strategic plan. In addition, although the members of Trubion’s senior management team have employment agreements with Trubion, these agreements may not provide sufficient incentives for these officers to continue employment with Trubion. The loss of one or more of the members of Trubion’s senior management team could adversely affect its operations.

Trubion cannot assure you any of its product candidates will be safe or effective, or receive regulatory approval.

The clinical trials and the manufacturing of Trubion’s product candidates are, and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the

United States and in other countries where Trubion intends to test and market its product candidates. Before obtaining regulatory approvals for the commercial sale of any product candidate, Trubion must demonstrate through preclinical testing and clinical trials that the product candidate is safe and effective for use in each target indication. This process can take many years and require the expenditure of substantial resources, and may include post-marketing studies and surveillance. To date, Trubion has not successfully demonstrated in clinical trials safety or efficacy sufficient for regulatory approval. Trubion’s Abbott collaboration clinical candidate, TRU-016, and its Pfizer collaboration clinical candidate, SBI-087, commenced initial clinical testing in 2008 and as a result Trubion only has limited clinical trial results regarding the safety or efficacy of either of these product candidates. Even if, based on the results of the initial clinical trials for TRU-016 and SBI-087, Trubion and Abbott, in the case of TRU-016, or Pfizer, in the case of SBI-087, determine to proceed with further clinical testing, a number of additional clinical trials will be required before a BLA can be submitted to the FDA for product approval. The results from preclinical testing and clinical trials that Trubion has completed may not be predictive of results in future preclinical tests and clinical trials, and Trubion cannot assure you it will demonstrate sufficient safety and efficacy to seek or obtain the requisite regulatory approvals. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. All of Trubion’s other product candidates remain in the discovery and pre-clinical testing stages. Trubion may also encounter delays or rejections due to additional government regulation from future legislation, administrative action, or changes in FDA policy. Trubion cannot assure you that regulatory approval will be obtained for any of its product candidates, and even if the FDA approves a product, the approval will be limited to those indications covered in the approval. If Trubion’s current product candidates are not shown to be safe and effective in clinical trials, the resulting delays in developing other product candidates and conducting related preclinical testing and clinical trials, as well as the potential need for additional financing, would have a material adverse effect on its business, financial condition, and operating results. If Trubion is unable to discover or successfully develop drugs that are effective and safe in humans and receive regulatory approval, Trubion will not have a viable business. Trubion does not expect any of its current product candidates to be commercially available in major markets before 2014, if at all.

If Trubion enters into additional strategic partnerships it may be required to relinquish important rights to and control over the development of its product candidates or otherwise be subject to terms unfavorable to it.

If Trubion enters into any strategic partnerships, it will be subject to a number of risks, including:

•	Trubion may not be able to control the amount and timing of resources that its strategic partners devote to the development or commercialization of product candidates;

•	strategic partners may delay clinical trials, design clinical trials in a manner with which Trubion does not agree, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new version of a product candidate for clinical testing;

•	strategic partners may not pursue further development and commercialization of products resulting from the strategic partnering arrangement or may elect to discontinue research and development programs;

•	strategic partners may not commit adequate resources to the marketing and distribution of any future products, limiting Trubion’s potential revenues from these products;

•	disputes may arise between Trubion and its strategic partners that result in the delay or termination of the research, development, or commercialization of Trubion’s product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;

•	strategic partners may experience financial difficulties;

•	strategic partners may not properly maintain or defend Trubion’s intellectual property rights or may use its proprietary information in a manner that could jeopardize or invalidate its proprietary information or expose Trubion to potential litigation;

•	business combinations or significant changes in a strategic partner’s business strategy may also adversely affect a strategic partner’s willingness or ability to complete its obligations under any arrangement;

•	strategic partners could independently move forward with a competing product candidate developed either independently or in collaboration with others, including Trubion’s competitors; and

•	strategic partners could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing Trubion’s product candidates.

The occurrence of any of these risks could negatively affect the development of Trubion’s product candidates which would have an adverse effect on its business prospects.

If Trubion’s technology or its product candidates conflict with the rights of others it may not be able to manufacture or market its product candidates, which could have a material adverse effect on it.

Trubion’s commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. Issued patents held by others may limit its ability to develop commercial products. All issued U.S. patents are entitled to a presumption of validity under U.S. law. If Trubion needs licenses to such patents to permit it to manufacture, develop, or market its product candidates it may be required to pay significant fees or royalties, and Trubion cannot be certain that it would be able to obtain such licenses. Competitors or third parties may obtain patents that may cover subject matter Trubion uses in developing the technology required to bring its products to market, producing its products, or treating patients with its products. Trubion knows that others have filed patent applications in various jurisdictions that relate to several areas in which it is developing products. Some of these patent applications have already resulted in patents and some are still pending. Trubion may be required to alter its processes or product candidates, pay licensing fees, or cease activities. If use of technology incorporated into or used to produce Trubion’s product candidates is challenged, or if its processes or product candidates conflict with patent rights of others, third parties could bring legal actions against Trubion in Europe, the United States, and elsewhere claiming damages and seeking to enjoin manufacturing and marketing of the affected products. Additionally, it is not possible to predict with certainty what patent claims may issue from pending applications. In the United States, for example, patent prosecution can proceed in secret prior to issuance of a patent. As a result, third parties may be able to obtain patents with claims relating to Trubion’s product candidates that they could attempt to assert against Trubion. Further, as Trubion develops its products, third parties may assert that Trubion infringes the patents currently held or licensed by them and Trubion cannot predict the outcome of any such action.

If Trubion is unable to obtain, maintain and enforce its proprietary rights, it may not be able to compete effectively or operate profitably.

Trubion’s success depends in part on obtaining, maintaining, and enforcing its patents and other proprietary rights, and will depend in large part on its ability to:

•	obtain and maintain patent and other proprietary protection for Trubion’s technology, processes, and product candidates;

•	enforce patents and defend those patents if their enforceability is challenged;

•	preserve trade secrets; and

•	operate without infringing the patents and proprietary rights of third parties.

The degree of future protection for Trubion’s proprietary rights is uncertain. For example:

•	Trubion might not have been the first to make the inventions claimed in its patents or disclosed in its pending patent applications;

•	Trubion might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of Trubion’s technologies;

•	it is possible that Trubion’s pending patent applications will not result in issued patents or, if issued, such patents may not be sufficient to protect its technology or commercially viable products, and may not provide Trubion with any competitive advantages;

•	if Trubion’s pending applications issue as patents, they may be challenged by third parties as infringed, invalid, or unenforceable under U.S. or foreign laws;

•	the patents under which Trubion holds rights may be invalid or not enforceable; or

•	Trubion may develop additional proprietary technologies that are not patentable and that may not be adequately protected through trade secrets, if, for example, a competitor were to independently develop duplicative, similar, or alternative technologies.

The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed in patents or the degree of protection afforded under patents. Although Trubion believes its potential rights under patent applications provide a competitive advantage, Trubion cannot assure you that patent applications owned by or licensed to Trubion will result in patents being issued or that, the patents will give Trubion an advantage over competitors with similar technology, nor can Trubion assure you that it can obtain, maintain, and enforce all ownership and other proprietary rights necessary to develop and commercialize its product candidates.

Even if Trubion’s patent applications issue as patents, others may challenge the validity, inventorship, ownership, enforceability, or scope of its patents or other technology used in or otherwise necessary for the development and commercialization of its product candidates. Further, Trubion cannot assure you that any such challenge would not be successful. Moreover, the cost of litigation to uphold the validity of patents to prevent infringement or to otherwise protect Trubion’s proprietary rights can be substantial. If the outcome of litigation is adverse to Trubion, third parties may be able to use the challenged technologies without payment to Trubion. Trubion cannot assure you that its patents will not be infringed or successfully avoided through design innovation. Intellectual property lawsuits are expensive and would consume time and other resources, even if the outcome were successful. In addition, there is a risk that a court would decide that Trubion’s patents are not valid and that Trubion does not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of a patent were upheld, a court would refuse to stop the other party from using the invention(s), including on the grounds that its activities do not infringe that patent. If any of these events were to occur, Trubion’s business, financial condition, and operating results would be materially adversely affected.

Trubion also will rely on current and future trademarks to establish and maintain recognized brands. If Trubion fails to acquire and protect such trademarks, its ability to market and sell its products, and therefore its business, financial condition and operating results, would be materially adversely affected. For example, in November 2005, Merck KGaA filed a proceeding with the Office for Harmonisation for the Internal Market opposing Trubion’s European registration of the trademark TRUBION and seeking to place certain restrictions on the identification of goods, services, and channels of trade description in Trubion’s European trademark registration. Merck claims rights resulting from its prior trademark registration of TRIBION HARMONIS. Trubion’s action with the Court of First Instance of the European Community to annul the Board decision has been denied. Merck also filed a similar opposition in Brazil in February 2009. While this opposition is to the use of TRUBION for the identification of goods, Trubion has successfully registered this mark for services. Trubion has re-filed its trademark application in Europe with respect to goods, and Merck has again sought to oppose Trubion’s registration for goods on July 15, 2010. Trubion intends to vigorously pursue registration of the mark TRUBION for products in the European Union and Brazil and to challenge Merck’s claimed rights as necessary to obtain such registration; however, if Trubion is unable to effectively defend against the opposition, Trubion may be prohibited from using the TRUBION trademark in certain European Union jurisdictions and Brazil, which could have an adverse effect on its ability to promote the Trubion brand in those jurisdictions.

In addition to the intellectual property and other rights described above, Trubion also relies on unpatented technology, trade secrets, and confidential information, particularly when it does not believe that patent or trademark protection is appropriate or available. Trade secrets are difficult to protect and Trubion cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to or disclose Trubion’s unpatented technology, trade secrets, and confidential information. In addition, Trubion cannot assure you that the steps it takes with employees, consultants, and advisors will provide effective protection of Trubion’s confidential information or, in the event of unauthorized use of Trubion’s intellectual property or the intellectual property of third parties, provide adequate or effective remedies or protection.

Trubion may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

There has been significant litigation in the biotechnology industry over patents and other proprietary rights, and if Trubion becomes involved in any litigation it could consume a substantial portion of its resources, regardless of the outcome of the litigation. Some of Trubion’s competitors may be better able to sustain the costs of complex patent litigation because they may have substantially greater resources. If these legal actions are successful, in addition to any potential liability for damages, Trubion could be required to obtain a license, grant cross-licenses, and pay substantial royalties in order to continue to manufacture or market the affected products. Trubion cannot assure you it would prevail in any legal action or that any license required under a third-party patent would be made available on acceptable terms, if at all. In addition, uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Trubion’s ability to continue its operations. Ultimately Trubion could be prevented from commercializing a product or be forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material adverse effect on its business, financial condition, and operating results. Should third parties file patent applications or obtain patents claiming technology also claimed by Trubion in pending applications, Trubion may be required to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention, which could result in substantial costs to Trubion and an adverse decision as to the priority of its inventions. An unfavorable outcome in an interference proceeding could require Trubion to cease using the technology or to license rights from prevailing third parties. Trubion cannot assure you that any prevailing party would offer Trubion a license or that Trubion could acquire any license made available to it on commercially acceptable terms.

Trubion faces substantial competition, which may result in others discovering, developing, or commercializing products before, or more successfully than, it does.

Trubion’s future success depends on its ability to demonstrate and maintain a competitive advantage with respect to the design, development, and commercialization of its product candidates. Trubion expects any product candidate that it commercializes with its collaborative partners, or on its own, will compete with other products.

Product Candidates for Autoimmune and Inflammatory Diseases.  If approved for the treatment of RA, Trubion anticipates that its product candidates would compete with other marketed protein therapeutics for the treatment of RA, including: Enbrel® (Amgen, Pfizer and Takeda), Remicade® (Centocor Ortho Biotech, Merck and Mitsubishi Tanabe), Humira® (Abbott and Eisai), Orencia® (BMS), Cimzia® (UCB and Otsuka), Simponi® (Centocor Ortho Biotech and Merck), Actemra® (Roche and Chugai) and Rituxan® (Genentech, Roche and Biogen Idec). If approved for the treatment of SLE, Trubion’s product candidates will compete with other therapies.

Product Candidates for B-cell Malignancies.  If approved for the treatment of CLL, NHL, or other B-cell malignancies, Trubion anticipates that its product candidates would compete with other B-cell depleting therapies. While Trubion is not aware of any CD37-directed therapeutics in development or on the market, other biologic therapies are marketed for the treatment of NHL or CLL or both, such as Rituxan/Mabthera® (Genentech, Roche and Biogen Idec), Zevalin® (Spectrum Pharmaceuticals, Inc. and Bayer Schering AG), Bexxar® (GSK), Campath® (Genzyme and Bayer Schering AG), Treanda® (Cephalon Oncology) and Arzerra® (GSK and Genmab).

Many of Trubion’s potential competitors have substantially greater financial, technical, manufacturing, marketing and personnel resources than Trubion has. In addition, many of these competitors have significantly greater commercial infrastructures than Trubion has. Trubion’s ability to compete successfully will depend largely on its ability to:

•	design and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, medical, product development, commercial, and sales and marketing personnel;

•	obtain patent and/or other proprietary protection for Trubion’s processes, product candidates, and technologies;

•	operate without infringing the patents and proprietary rights of third parties;

•	obtain required regulatory approvals; and

•	successfully collaborate with others in the design, development, and commercialization of new products.

Established competitors may invest heavily to quickly discover and develop novel compounds that could make Trubion’s product candidates obsolete. In addition, any new product that competes with a generic market-leading product must demonstrate compelling advantages in efficacy, convenience, tolerability, and safety in order to overcome severe price competition and to be commercially successful. If Trubion is not able to compete effectively against its current and future competitors, its business will not grow, and its financial condition and operating results will suffer.

Trubion may fail to select or capitalize on the most scientifically, clinically, or commercially promising or profitable product candidates.

Trubion has limited technical, managerial, and financial resources to determine which of its product candidates should proceed to initial clinical trials, later-stage clinical development, and potential commercialization and, further, Trubion may make incorrect determinations as a result of its limited resources or information available to it at the time of its determination. Trubion’s decisions to allocate its research and development, management, and financial resources toward particular product candidates or therapeutic areas may not lead to the development of viable commercial products and may divert resources from better opportunities. Similarly, Trubion’s decisions to delay or terminate drug development programs may also be incorrect and could cause it to miss valuable opportunities.

Even if Trubion’s product candidates receive regulatory approval, they could be subject to restrictions or withdrawal from the market and Trubion may be subject to penalties if it fails to comply with regulatory requirements or if it experiences unanticipated problems with its products.

Any product candidate for which Trubion receives regulatory approval, together with the manufacturing processes, post-approval clinical data, and advertising and promotional activities for such product, will be subject to continued review and regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product candidate may be marketed or on the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidate. Later discovery of previously unknown problems with Trubion’s products or their manufacture, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If Trubion is slow or otherwise unable to adapt to changes in existing regulatory requirements, it may lose marketing approval for any products that may be approved in the future.

Failure to obtain regulatory approval in foreign jurisdictions would prevent Trubion from marketing its products internationally.

Trubion intends to have its product candidates marketed outside the United States. In order to market its products in the European Union and many other non-U.S. jurisdictions, Trubion must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. To date, Trubion has not filed for marketing approval of any of its product candidates and may not receive the approvals necessary to commercialize its product candidates in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain foreign regulatory approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, or may include different or additional risks. Trubion may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. A failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in other jurisdictions, including approval by the FDA. The failure to obtain regulatory approval in foreign jurisdictions could seriously harm Trubion’s business.

Trubion’s product candidates may never achieve market acceptance even if it obtains regulatory approvals.

Even if Trubion obtains regulatory approvals for the commercial sale of its product candidates, the commercial success of these product candidates will depend on, among other things, their acceptance by physicians, patients, third-party payors, and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If Trubion’s product candidates fail to gain market acceptance, Trubion may be unable to earn sufficient revenue to continue its business. Market acceptance of, and demand for, any product that Trubion may develop and commercialize will depend on many factors, including:

•	its ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of adverse side effects;

•	availability, relative cost, and relative efficacy of alternative and competing treatments;

•	the effectiveness of Trubion’s marketing and distribution strategy;

•	publicity concerning Trubion’s products or competing products and treatments; and

•	its ability to obtain sufficient third-party insurance coverage or reimbursement.

If Trubion’s product candidates do not become widely accepted by physicians, patients, third-party payors, and other members of the medical community, its business, financial condition, and operating results would be materially adversely affected.

If Trubion is unable to establish a sales and marketing infrastructure or enter into collaborations with partners to perform these functions, it will not be able to commercialize its product candidates.

Trubion currently does not have any internal sales, marketing, or distribution capabilities. In order to commercialize any of its product candidates that are approved for commercial sale, Trubion must either acquire or internally develop a sales, marketing, and distribution infrastructure or enter into collaborations with partners able to perform these services for it. In December 2005, Trubion entered into a collaboration agreement with Wyeth, now Pfizer, to develop and commercialize therapeutics directed to TRU-015 and other therapeutics directed to the CD20 protein and other targets. In August 2009, it entered into a collaboration agreement with Facet, now owned by Abbott, to develop and commercialize TRU-016. If Trubion does not enter into collaborations with respect to product candidates not covered by the Pfizer or Abbott collaborations, or if any of its product candidates are the subject of collaborations with partners that are not able to commercialize such product candidates, Trubion will need to acquire or internally develop a sales, marketing, and distribution infrastructure. Factors that may inhibit

Trubion’s efforts to commercialize its product candidates without partners that are able to commercialize the product candidates include:

•	its inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe Trubion’s products;

•	the lack of complementary products to be offered by sales personnel, which may put Trubion at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating a sales and marketing organization.

If Trubion is not able to partner with a third party able to commercialize its product candidates, or is not successful in recruiting sales and marketing personnel or in building a sales, marketing, and distribution infrastructure, it will have difficulty commercializing its product candidates, which would adversely affect its business and financial condition.

If any products Trubion develops become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, its business could be harmed.

Trubion’s ability to commercialize any product candidate profitably will depend in part on the extent to which reimbursement for such product candidate and related treatments will be available from government health administration authorities, private health insurers or private payors, and other organizations in the United States and internationally. The U.S. government and other governments have shown interest in pursuing healthcare reform, as evidenced by the recent passing of the Patient Protection and Affordable Healthcare Act. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the U.S. or internationally and the amount of reimbursement available from governmental agencies or other third party payors. At this time, Trubion cannot predict which, if any, additional healthcare reform proposals will be adopted, when they may be adopted or what the impact they, or the recently approved federal legislation, may have on Trubion’s business and operations, and any such impact may be adverse on its operating results and financial condition. Even if Trubion succeeds in bringing one or more product candidates to market, these products may not be considered cost-effective, and the amount reimbursed for any product may be insufficient to allow Trubion to sell it profitably. Because Trubion’s product candidates are in the early stages of development, Trubion is unable at this time to determine their cost-effectiveness and the level or method of reimbursement. There may be significant delays in obtaining coverage for newly approved products, and coverage may be more limited than the purposes for which the product candidate is approved by the FDA or foreign regulatory agencies. Moreover, eligibility for coverage does not mean that any product will be reimbursed in all cases or at a rate that covers Trubion’s costs, including research, development, manufacture, sale, and distribution. Increasingly, the third-party payors who reimburse patients, such as government and private payors, are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. If the reimbursement Trubion is able to obtain for any product it develops is inadequate in light of its development and other costs, Trubion’s business could be harmed.

Trubion faces potential product liability exposure, and if successful claims are brought against it, it may incur substantial liability for a product candidate and may have to limit its commercialization.

The use of Trubion’s product candidates in clinical trials and the sale of any products for which it obtains marketing approval expose it to the risk of product liability claims. Product liability claims might be brought against Trubion by consumers, health-care providers, pharmaceutical companies, or others selling its products. If Trubion cannot successfully defend itself against these claims, it will incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for Trubion’s product candidates;

•	impairment of Trubion’s business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize Trubion’s product candidates.

Although Trubion currently has product liability insurance coverage for its clinical trials for expenses or losses, Trubion’s insurance coverage may not reimburse it or may not be sufficient to reimburse it for any or all expenses or losses it may suffer. Moreover, insurance coverage is becoming increasingly expensive and, in the future, Trubion may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect it against losses due to liability. Trubion intends to expand its insurance coverage to include the sale of commercial products if it obtains marketing approval for its product candidates in development, but Trubion may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. On occasion, large judgments have been awarded in class action lawsuits based on products that had unanticipated side effects. A successful product liability claim or series of claims brought against Trubion could cause its stock price to fall and, if judgments exceed Trubion’s insurance coverage, could decrease its cash and adversely affect its business.

If Trubion uses biological and hazardous materials in a manner that causes contamination or injury or violates laws, it may be liable for damages.

Trubion’s research and development activities involve the use of potentially harmful biological materials, as well as hazardous materials, chemicals, and various radioactive compounds. Trubion cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, Trubion could be held liable for damages that result, and any liability could exceed its resources. Trubion does not maintain liability insurance coverage for its handling of biological or hazardous materials. Trubion, the third parties that conduct clinical trials on its behalf, and the third parties that manufacture its product candidates are subject to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with any of these laws and regulations could result in significant fines and work stoppages and may harm Trubion’s business.

Risks Related to Trubion’s Common Stock

Prior to the completion of Trubion’s proposed merger with Emergent BioSolutions, the trading price of Trubion common stock may fluctuate based on the trading price of Emergent BioSolutions common stock.

Under the terms of Trubion’s merger agreement with Emergent BioSolutions, holders of Trubion common stock will receive a payment of $1.365 in cash, without interest; 0.1641 of a share of Emergent BioSolutions common stock; and a CVR for each share of Trubion common stock that they hold immediately prior to the effective time of the merger. As a result, Trubion’s stock price may fluctuate based on the trading price of Emergent BioSolutions common stock and market assumptions regarding the probability that the transaction will be completed. The trading price of Emergent BioSolutions common stock may be influenced by a variety of factors beyond its control, including general economic and market conditions.

The trading price of Trubion common stock may be subject to significant fluctuations and volatility, and Trubion stockholders may be unable to resell their shares at a profit.

The trading prices of many smaller publicly traded companies are highly volatile, particularly companies such as Trubion that have limited operating histories. Accordingly, the trading price of Trubion common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Since Trubion’s initial public offering, which was completed in October 2006, the price of Trubion common stock has ranged from an intra-day low of

$1.00 to an intra-day high of $22.50. Factors that could cause fluctuations in the trading price of Trubion common stock include the following:

•	the effect of the announcement or pendency of Trubion’s proposed merger with Emergent BioSolutions on Trubion’s relationships with its collaborators, operating results and business generally;

•	the occurrence of any event, change or circumstance that could give rise to the ability on the part of Emergent BioSolutions to terminate the merger agreement;

•	the possibility that Trubion’s proposed merger with Emergent BioSolutions will not be completed;

•	low trading volumes;

•	Trubion’s ability to develop and market new and enhanced product candidates on a timely basis;

•	announcements by Trubion or its collaborators or competitors of new commercial products, clinical progress or the lack thereof, changes in or terminations of relationships, significant contracts, commercial relationships, or capital commitments;

•	commencement of, or Trubion’s involvement in, litigation;

•	changes in earnings estimates or recommendations by securities analysts;

•	changes in governmental regulations or in the status of Trubion’s regulatory approvals;

•	any major change in Trubion’s board of directors or management;

•	quarterly variations in Trubion’s operating results or those of its collaborators or competitors;

•	general economic conditions and slow or negative growth of Trubion’s markets; and

•	political instability, natural disasters, war, and/or events of terrorism.

In addition, the U.S. stock market in the last 24 months has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of trading companies. Broad market and industry factors may seriously affect the market price of companies’ stock, including Trubion’s, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against Trubion, could result in substantial costs and a diversion of its management’s attention and resources.

The concentration of Trubion capital stock ownership with insiders will likely limit a holder’s ability to influence corporate matters.

As of September 3, 2010, Trubion’s executive officers, directors, current five percent or greater stockholders, and affiliated entities together beneficially owned approximately 80.3% of Trubion’s outstanding common stock. As a result, these stockholders, acting together, have control over most matters that require approval by Trubion stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders oppose such action. This concentration of ownership might also have the effect of delaying or preventing a change of control of Trubion that other stockholders may view as beneficial.

If securities analysts do not publish research or reports about Trubion’s business, or if they downgrade Trubion stock, the price of Trubion common stock could decline.

The trading market for Trubion common stock will rely in part on the availability of research and reports that third-party industry or financial analysts publish about Trubion. There are many large, publicly traded companies active in the biopharmaceutical industry, which may mean it will be less likely that Trubion receives widespread analyst coverage. Furthermore, if one or more of the analysts who do cover Trubion downgrade Trubion stock, its stock price would likely decline. If one or more of these analysts cease coverage of Trubion, Trubion could lose visibility in the market, which in turn could cause Trubion’s stock price to decline.

Anti-takeover provisions in Trubion’s charter documents and under Delaware law could make an acquisition of Trubion, which may be beneficial to Trubion stockholders, more difficult and may prevent attempts by Trubion stockholders to replace or remove Trubion’s current management.

Provisions in Trubion’s certificate of incorporation and bylaws may delay or prevent an acquisition of Trubion or a change in its management. These provisions include a classified board of directors, a prohibition on actions by written consent of its stockholders and the ability of its board of directors to issue preferred stock without stockholder approval. In addition, because Trubion is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of Trubion’s outstanding voting stock from merging or combining with it. Although Trubion believes these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with its board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by Trubion stockholders to replace or remove Trubion’s current management by making it more difficult for stockholders to replace members of Trubion’s board of directors, which is responsible for appointing the members of its management.

Trubion is exposed to potential risks from legislation requiring companies to evaluate controls under
Section 404 of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires that Trubion maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, Trubion must perform system and process evaluation and testing of its internal controls over financial reporting to allow management to report on its internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 requires substantial accounting expense and significant management efforts. Trubion’s testing may reveal deficiencies in its internal controls that would require it to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If Trubion is not able to comply with the requirements of Section 404 in a timely manner each year, it could be subject to sanctions or investigations by the SEC, the Nasdaq Global Market or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of Trubion common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the results of Emergent BioSolutions, Trubion or the combined company to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements generally are identified by the words “may,” “will,” “project,” “might,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “could,” “would,” “strategy,” “plan,” “continue,” “pursue”, or the negative of these words or other words or expressions of similar meaning. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include statements about Emergent BioSolutions’ and Trubion’s future financial and operating results, plans, expectations for research and development revenue and profits as a combined company, costs and expenses, taxes, interest rates, outcome of contingencies, financial condition, liquidity, business strategies and cost savings; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings and approvals related to the merger; the timing for closing the merger; any statements concerning Emergent BioSolutions’ and Trubion’s product candidates and product development; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the risk that the merger may not close, including the risk that any required stockholder approval for the merger and related transactions may not be obtained; the possibility that expected synergies and cost savings will not be obtained or that litigation may delay the merger; the difficulty of integrating the business, operations and employees of the two companies; as well as the reliance on collaborative partners for milestone and royalty payments, regulatory hurdles facing product candidates, uncertain product development costs, disputes regarding ownership of intellectual property, and the commercial success of any approved products; and other risks and uncertainties described in the section entitled “Risk Factors” and in the documents that are incorporated by reference into this proxy statement/prospectus. You should note that the discussion of Trubion’s board of directors’ reasons for the merger and the description of its and Emergent BioSolutions’ respective financial advisor’s opinion contain forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of Emergent BioSolutions, Trubion or the combined company could differ materially from the expectations in these statements. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and neither Emergent BioSolutions nor Trubion is under any obligation to update their respective forward-looking statements and neither party intends to do so.

THE COMPANIES

Emergent BioSolutions

Emergent BioSolutions is a company focused on the development, manufacture and commercialization of vaccines and antibody therapies that assist the body’s immune system to prevent or treat disease. For financial reporting purposes, Emergent BioSolutions operates in two principal business segments: biodefense and commercial. Its biodefense segment focuses on vaccines and antibody therapies for use against biological agents that are potential weapons of bioterrorism and biowarfare, while its commercial segment focuses on vaccines and antibody therapies targeting infectious diseases that represent significant unmet or underserved public health needs.

Emergent BioSolutions’ program pipeline currently includes programs focused on anthrax, tuberculosis, typhoid, influenza and chlamydia. Set forth below is a list of each of its products or product candidates that are designed to address these disease areas.

Anthrax

BioThrax — also referred to as Anthrax Vaccine Adsorbed, is the only vaccine approved by the FDA for the prevention of anthrax disease. BioThrax is approved for pre-exposure prevention of anthrax disease by all routes of exposure, including inhalation.

BioThrax related programs — initiatives designed to further improve BioThrax as a medical countermeasure, and include seeking approval for use as a post-exposure prophylaxis against anthrax disease in combination with antibiotic treatment, extending expiry dating from four years to five years and reducing the number of required doses from five to three. Emergent BioSolutions is also developing a third generation anthrax vaccine product candidate based on BioThrax that is designed to provide rapid immunity, in part with funding from the National Institute of Allergy and Infectious Diseases, or NIAID, and the Biomedical Advanced Research and Development Authority, or BARDA.

rPA vaccine — an anthrax vaccine product candidate that is composed of a purified recombinant protective antigen, or rPA, protein with an aluminum hydroxide adjuvant.

Double-mutant rPA vaccine — an anthrax vaccine product candidate based on a double-mutant form of rPA combined with adjuvant CpG 7909 and an aluminum hydroxide adjuvant, which Emergent BioSolutions is developing in part with funding from NIAID and BARDA.

Anthrax immune globulin therapeutic — a therapeutic antibody product candidate for the treatment of symptomatic anthrax disease, which Emergent BioSolutions is developing in part and for which it initiated a Phase I/II clinical trial and pilot animal studies in 2009 with funding from NIAID.

Anthrax monoclonal antibody therapeutic — a human monoclonal antibody product candidate for treatment of patients who present symptoms of anthrax disease, which Emergent BioSolutions is developing in part with funding from NIAID and BARDA.

Tuberculosis

Tuberculosis vaccine — a single-dose, injectable vaccine product candidate for use in persons who have been vaccinated with Bacille Calmette-Guerin, or BCG, the vaccine currently available against tuberculosis, for which Emergent BioSolutions has commenced a Phase IIb efficacy clinical trial in South Africa that is expected to conclude in 2012, and which it is developing as part of its joint venture with the University of Oxford with funding and services from the Wellcome Trust and the Aeras Global Tuberculosis Vaccine Foundation.

Typhoid

Typhellatm (typhoid vaccine live oral ZH9) — a single-dose, drinkable vaccine product candidate that Emergent BioSolutions is developing with funding from the Wellcome Trust, for which it has completed Phase I clinical trials in the United States, the United Kingdom and Vietnam, and Phase II clinical trials in Vietnam and the United States.

Influenza

Influenza vaccine — a multivalent, cross-protective human vaccine product candidate to protect against influenza caused by a broad range of circulating H5 influenza strains, which Emergent BioSolutions is developing as part of a joint venture with Temasek Life Science Ventures Pte Ltd.

Chlamydia

Chlamydia vaccine — a vaccine product candidate designed to prevent disease caused by clinically relevant strains of Chlamydia trachomatis.

Emergent BioSolutions has derived substantially all of its product revenues from sales of BioThrax to the U.S. Department of Defense, or DoD, and the U.S. Department of Health and Human Services, or HHS, and expects for the foreseeable future to continue to derive substantially all product revenues from the sale of BioThrax to U.S. government customers. Product revenues were $217.2 million in 2009, $169.1 million in 2008 and $169.8 million in 2007. Emergent BioSolutions is focused on increasing sales of BioThrax to U.S. government customers, expanding the market for BioThrax to other international and domestic customers and pursuing label expansions and improvements for BioThrax.

Emergent BioSolutions also seeks to advance development of its product candidates through external funding arrangements. Revenues from contracts and grants were $17.6 million in 2009, $9.4 million in 2008 and $13.1 million in 2007. Emergent BioSolutions continues to actively pursue additional government-sponsored development contracts and grants and to encourage both governmental and non-governmental agencies and philanthropic organizations to provide development funding or to conduct clinical studies of its product candidates.

Emergent BioSolutions is a Delaware corporation with headquarters at 2273 Research Boulevard, Suite 400, Rockville, Maryland 20850, and its telephone number is (301) 795-1800.

30333 Inc.

Merger sub is a Delaware corporation and an indirect wholly owned subsidiary of Emergent BioSolutions incorporated on August 10, 2010. Merger sub does not engage in any operations and exists solely to facilitate the merger. Its principal executive offices have the same address and telephone number as Emergent BioSolutions.

35406 LLC

The surviving entity is a Delaware limited liability company and a direct wholly owned subsidiary of Emergent BioSolutions formed on August 10, 2010. The surviving entity does not engage in any operations and exists solely to facilitate the merger. Its principal executive offices have the same address and telephone number as Emergent BioSolutions.

Trubion

Overview

Trubion is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Trubion’s mission is to develop a variety of first-in-class product candidates customized in an effort to optimize safety, efficacy, and convenience that Trubion believes may offer improved patient experiences. Trubion’s current product development efforts are focused on three proprietary technologies that comprise the expanded foundation for Trubion product development — Small Modular Immunopharmaceutical, or SMIPtm protein therapeutics, SCORPIONtm protein therapeutics, and TRU-ADhanCetm potency enhancing technology for immunopharmaceuticals. Trubion’s current clinical-stage therapeutics target specific antigens on B cells, CD20 and CD37, and are designed using Trubion’s custom drug assembly technology.

Trubion’s lead product candidate, SBI-087, which Trubion is developing with its partner, Pfizer Inc., or Pfizer, is, Trubion’s next generation CD20-directed product candidate. In June 2010, Trubion announced Pfizer’s decision to discontinue development of Trubion’s first generation CD20-directed product candidate, TRU-015, an investigational drug in Phase II evaluation for the treatment of rheumatoid arthritis, or RA, developed under Trubion’s

CD20 collaboration with Pfizer. SBI-087 for RA builds on Trubion’s and Pfizer’s clinical experience with TRU-015 and is based on Trubion’s SMIP technology. Patient dosing has commenced and recruitment is currently ongoing in a Phase II trial of SBI-087 for RA evaluating safety and efficacy of subcutaneous administration of SBI-087. In addition, patient enrollment is complete in an additional Phase I trial of SBI-087 for RA in Japan. Finally, Pfizer is conducting a Phase I clinical trial of SBI-087 in systemic lupus erythematosus, or SLE, in which patient dosing has commenced and recruitment is ongoing.

Trubion’s other clinical product candidate, TRU-016, which Trubion is developing with its partner Abbott Laboratories, or Abbott, is a novel CD37-directed SMIP protein therapeutic. A TRU-016 Phase I clinical trial for patients with chronic lymphocytic leukemia, or CLL, is currently under way. TRU-016 uses a different mechanism of action than CD20-directed therapies. As a result, Trubion believes its novel design may provide patients with improved therapeutic options and enhance efficacy when used alone or in combination with chemotherapy and/or CD20-directed therapeutics.

In June and December 2009, Trubion announced positive results following each of two preliminary analyses from the Phase I clinical trial of TRU-016 for the treatment of CLL. The objectives of the Phase I TRU-016 CLL study are to define safety and tolerability, identify a maximum tolerated dose, or MTD, evaluate pharmacology and pharmacodynamics, and assess preliminary clinical activity. As of August 2010, Trubion has not reached an MTD. Trubion has amended its IND to include treatment of patients with non-Hodgkins lymphoma, or NHL, and patient dosing has commenced and recruitment is ongoing.

Trubion’s product candidates are as follows:

•	SBI-087 for the Treatment of Rheumatoid Arthritis. Trubion’s partner, Pfizer, in collaboration with Trubion, has commenced two clinical studies of SBI-087 for the treatment of RA. The first is a Phase II randomized, placebo-controlled, double-blind, parallel-group, outpatient dose regimen-finding study in which patient dosing commenced in December 2009, with interim data review anticipated to occur late 2010 or early 2011 and final data anticipated by the end of 2011. The second is a Phase I dose escalation clinical trial designed to evaluate the safety, tolerability, pharmacokinetics, or PK, and pharmacodynamics, or PD, of a single dose of SBI-087 in patients with RA, in which patient enrollment is complete. In addition, patient enrollment is complete in an additional Phase I study of SBI-087 for RA in Japan.

•	SBI-087 for the Treatment of Systemic Lupus Erythematosus. According to Datamonitor, SLE is estimated to affect approximately 434,000 people in the United States, Japan, and the five major European markets. The prevalence of SLE varies significantly on a country-by-country basis and could be up to five times greater with expanding disease definitions and increasing diagnosis. No new pharmaceutical or biologic treatments have been approved for SLE in over 40 years. Trubion’s partner Pfizer is conducting a Phase I clinical trial of SBI-087 in SLE in which patient dosing has commenced and recruitment is ongoing. Currently, no protein therapeutics have been approved specifically for the treatment of SLE.

•	TRU-016 for the Treatment of B-cell Malignancies. According to the National Cancer Institute, CLL is estimated to affect approximately 70,000 people in the United States. Approximately 12,000 new cases of CLL are diagnosed in the United States each year according to Datamonitor. In addition, NHL, another B-cell malignancy, is one of the most common types of cancer accounting for approximately 4% of all cancers. About 66,000 people were expected to be diagnosed with NHL in 2009 in the United States according to the American Cancer Society. Total reported worldwide sales of one of the most commonly used biologics in NHL, Rituxan®, surpassed $3 billion in 2009. Trubion’s TRU-016 product candidate targets CD37 for the treatment of B-cell malignancies such as CLL and NHL. TRU-016 uses a different mechanism of action than CD20-directed therapies. As a result, Trubion believes that its novel design may provide patients with improved therapeutic options and enhance efficacy when used alone or in combination with chemotherapy and/or other CD20-directed therapeutics. Trubion is currently conducting a Phase I clinical trial of TRU-016 in CLL and has filed an amendment to include treatment of patients with NHL.

In addition to Trubion’s current product candidates, Trubion is also developing additional alliance and proprietary product candidates that build on Trubion’s existing product experience. To date, none of Trubion’s product candidates has been approved for marketing and sale to patients nor has Trubion received any product revenue.

In August 2009, Trubion entered into a collaboration agreement with Facet Biotech Corporation, now a wholly owned subsidiary of Abbott, for the joint worldwide development and commercialization of TRU-016, a product candidate in Phase I clinical development for CLL. TRU-016 is a CD37-directed SMIP protein therapeutic. The collaboration agreement includes TRU-016 in all indications and all other CD37-directed protein therapeutics. Under the terms of the collaboration agreement, the parties will not develop or commercialize protein therapeutics directed to CD37 outside of the collaboration agreement.

In December 2005, Trubion entered into a collaboration agreement with Wyeth, now a wholly owned subsidiary of Pfizer, for the development and worldwide commercialization of TRU-015 and other therapeutics directed to CD20, an antigen that is a validated clinical target present on B cells. Pursuant to the agreement, Trubion is also collaborating with Pfizer on the development and worldwide commercialization of certain other product candidates directed to a small number of targets other than CD20. During the period in which Trubion will be providing research services for Pfizer, Pfizer has the right, subject to Trubion’s reasonable consent, to replace a limited number of these targets. In addition, Trubion also has the option to co-promote with Pfizer, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. Trubion retains the right to develop and commercialize, on its own or with others, product candidates directed to all targets not included within the agreement, including CD37. Unless it is terminated earlier, Trubion’s agreement with Pfizer will remain in effect on a product-by-product basis and on a country-by-country basis until the later of the date that any such product shall no longer be covered by a valid claim of a United States or foreign patent or application and, generally, ten years after the first commercial sale of any product licensed under the agreement.

Product Technologies

Trubion’s current product development efforts are focused on three proprietary technologies that comprise the expanded foundation for Trubion product development — SMIPtm protein therapeutics, SCORPIONtm protein therapeutics, and TRU-ADhanCetm potency enhancing technology for immunopharmaceuticals. Trubion believes that its product candidates offer the potential for safer and more effective therapies than existing or other potential products. Additionally, Trubion believes that these technologies will provide the basis for the long-term development of additional first-in-class product candidates.

SMIPtm Protein Therapeutics vs. mAbs

Trubion’s custom SMIP drug assembly technology was designed to specifically address the limitations of monoclonal antibodies, or mAbs. SMIP therapeutics are single chain polypeptides comprising a binding domain, a hinge domain and an effector domain designed in an effort to meet predetermined therapeutic criteria for specific diseases. SMIP proteins are mono-specific therapeutics — a drug that recognizes and attaches to a single antigen target and initiates biological activity. SMIP therapeutics have engineered structural design characteristics and are significantly smaller than whole antibodies, which Trubion believes allows for better in vivo penetration.

SMIP technology enables Trubion to design and develop differentiated product candidates for a range of targets and biological activities that have the following advantages:

•	Engineered Structural Characteristics: When engaging cell surface targets, SMIP proteins are capable of bringing together cell surface molecules in ways not always possible with mAbs. The binding domains of SMIP product candidates have a different geometry than the binding domains of mAbs — that is, the binding domains are closer together. The structural format of SMIP proteins permits engineering a range of distances between the binding domains. SMIP proteins are also capable of binding and neutralizing soluble molecules.

•	Differentiated Product Candidates: SMIP product candidates can be engineered to deliver desired cellular signaling responses. These properties can be used to generate biological responses not observed with mAbs. In addition, SMIP proteins can be engineered to balance target signal induction, complement-dependent cytotoxicity, or CDC and antibody-dependent cellular cytotoxicity, or ADCC, mediated activity. The ability to customize this balance of biological activities could result in safer and more effective immunopharmaceuticals.
•	Improved Biodistribution: SMIP product candidates have a particle size that is approximately one-half the size of mAbs. Smaller molecules have been demonstrated to penetrate tissues more readily, a feature Trubion believes will provide increased therapeutic benefits.
•	Reliable Manufacturing: SMIP product candidates can be produced at large scale in mammalian cell expression systems from readily available materials.
•	Broad Therapeutic Application: SMIP product candidates have potential application in diabetes, solid organ transplant, oncology, and other high unmet need areas.

SCORPIONtm Multispecific Protein Therapeutics

SCORPION therapeutics are a novel platform for the development of multi-specific protein therapeutics. SCORPION therapeutics are single chain proteins comprised of one binding domain, an effector domain, and another binding domain. This proprietary molecular class leverages Trubion’s SMIPtm product format by combining single-chain binding and effector domain libraries, and adding additional binding domains. Trubion utilizes human protein sequences selected for stability, manufacturability, geometry of the binding domains, and low immunogenicity.

SCORPION therapeutics offer several potential advantages:

•	Dual Targeting: SCORPION constructs enable simultaneous multi-valent engagement of two or more different soluble or cell-surface targets, providing the capability for differentiated signaling events.

•	Desirable Pharmacodynamic Properties: SCORPION constructs retain immunoglobulin effector functions such as long in vivo half-life and Fc-dependent cellular cytotoxicity (FcDCC) activity, if desired.

•	Development of Multiple Product Candidates: SCORPION technology provides for a multitude of product candidates by utilizing binding domains in a variety of target combinations.

•	Reliable Manufacturing: SCORPION constructs can be produced as stable, homogeneous products with a standard manufacturing profile.

•	Broad Therapeutic Application: SCORPION therapeutics have applications in autoimmune and inflammatory diseases, or AIID, transplant, oncology, and other high unmet need areas.

TRU-ADhanCetm Technology: Greater ADCC Potency

Trubion’s TRU-ADhanCetm technology enhances the antibody-dependent cellular cytotoxicity, or ADCC, potency of immunopharmaceutical product candidates. In contrast to existing approaches that impose challenges on product development, Trubion has created a proprietary manufacturing methodology with the following advantages:

•	TRU-ADhanCe requires no change to the amino acid sequence of a product;

•	TRU-ADhanCe requires no change to a manufacturing cell line; and

•	TRU-ADhanCe can be applied late in product development.

Trubion’s TRU-ADhanCe technology is capable of yielding a well defined glycovariant product with ADCC via the addition of the glycosidase inhibitor castanospermine during the cell-culture stage of production. Although many other ADCC technologies require genetic modifications to the producing cell line, TRU-ADhanCe technology instead interferes with carbohydrate maturation in production cell lines, yielding products with enhanced ADCC.

Trubion’s Product Candidates

Trubion’s current clinical product candidates target B cells. B cells are important to the basic functioning of the body’s immune system. In addition to producing antibodies that attack and kill bacteria and viruses circulating within the body, they also help recruit and coordinate other types of immune system cells to perform specialized functions in the body’s fight against disease and infection. When B cells fail to appropriately distinguish the body’s own cells, tissues or organs from foreign pathogens or proteins, the mistaken identification can result in the B cells initiating an immune response against healthy cells, which results in an autoimmune disease that can lead to progressive disability. Autoimmune diseases include RA, SLE, multiple sclerosis, type 1 diabetes, and Graves’ disease. As a group, autoimmune diseases are among the most prevalent illnesses in the United States, affecting up to 5-8% of the population, or up to 24 million people. In addition, when B cells become malignant or otherwise multiply uncontrollably, they can result in cancers known as lymphomas, leukemias and myelomas.

The following table sets forth the development stages of Trubion’s product candidates:

SBI-087

SBI-087 is Trubion’s next generation, humanized, CD20-directed product candidate for the treatment of RA, SLE, and other autoimmune and inflammatory diseases. Pfizer is evaluating both intravenous and subcutaneous formulations of SBI-087 in multiple clinical studies. Preclinical studies conducted by Pfizer evaluated the PK and PD of SBI-087 following a single intravenous dose. Administration of SBI-087 in preclinical studies resulted in dose-dependent B-lymphocyte depletion in peripheral blood and lymphoid tissues that was more profound and sustained in SBI-087-treated groups compared with rituximab. Trubion’s partner, Pfizer, in collaboration with Trubion, has commenced two clinical studies of SBI-087 for the treatment of RA including a Phase II randomized, placebo-controlled, double-blind, parallel-group, outpatient dose regimen-finding study in which patient dosing commenced in December 2009, with interim data review anticipated to occur in late 2010/early 2011.

Rheumatoid Arthritis

Background.  RA is an autoimmune disease characterized by inflammation of the joint lining, called the synovium. In RA, a person’s immune system attacks the synovium, resulting in the thickening of the normally thin membrane and degradation of the cartilage and bone at the joint. Though the primary symptoms of RA are pain, stiffness and swelling of joints, additional symptoms may include fatigue, weakness, muscle pain, and lumps of tissue under the skin. Tissue damage from the inflammation ultimately results in deformity and disability.

Potential Market.  According to Datamonitor, RA is estimated to affect approximately 5.2 million people in the United States, Japan and the five major European markets. In 2009 total reported worldwide sales of therapeutics used for the treatment of RA were greater than $10 billion. Notwithstanding the administration of currently available treatments, approximately two-thirds of the RA patient population experiences pain, stiffness and fatigue on a daily basis. As a result, Trubion believes that there is a large unmet medical need in the RA patient population for an effective drug therapy.

Current Treatments.  Initially, a patient presenting symptoms of RA is typically prescribed non-steroidal anti-inflammatory drugs, or NSAIDS. As the disease progresses, the RA patient may be prescribed a regimen of disease modifying anti-rheumatic drugs, or DMARDS, an anti-tumor necrosis factor, or anti-TNF, or other biologics. It is estimated that 20% of the RA patient population takes a combination of therapies that include biologics. Most biologics currently on the market for RA attempt to block the activity of immune system cytokines, which are chemical messengers thought to be associated with the autoimmune reactions, joint inflammation and bone damage characteristic of RA. These biologics include anti-TNF drugs such as Remicade®, Enbrel®, Humira,® and Cimzia®. Biologics are typically administered to patients with moderate to severe RA who need therapy in addition to NSAIDS or DMARDS. In addition to biologics that target immune system cytokines such as Kineret®, Orencia®, a drug that targets co-receptors on T cells, Actemra®, which targets IL-6 receptors and Rituxan® that, like SBI-087, is targeted to the CD20 antigen, have been approved for RA.

SBI-087 for RA Ongoing Clinical Development.  Trubion’s partner Pfizer has completed a Phase I study of SBI-087 for RA and a Phase II study of SBI-087 for RA has commenced and is ongoing. In addition, patient enrollment is complete in an additional Phase I study of SBI-087 for RA in Japan.

Systemic Lupus Erythematosus

Background.  SLE is a debilitating, chronic, inflammatory autoimmune disease characterized by the presence of auto-reactive antibodies. It can cause disease in the skin, internal organs, and the nervous system. Some of the most common symptoms include extreme fatigue, painful or swollen joints, fever, skin rashes, and kidney problems.

SLE is a chronic condition with episodic periods of disease activity, known as flares, and periods of remission. Currently, there is no cure for SLE, and symptomatic treatment is used in an effort to prevent flares or treat them when they occur. Trubion believes that B-cell depletion therapy is a promising approach toward a targeted therapy in SLE.

Potential Market.  According to Datamonitor, SLE is estimated to affect 236,000 people in the United States. The prevalence of SLE varies significantly on a country-by-country basis and could be up to five times greater with expanding disease definitions and increasing diagnosis. No new pharmaceutical or biologic treatments have been approved for SLE in over 40 years. Trubion believes that there is a large, unmet medical need in the SLE patient population as SLE patients have a death rate three times higher than that of the general population despite the fact that most patients are young and middle-aged individuals.

Current Treatment.  No protein therapeutics have been approved specifically for use in the treatment of SLE. Current drug therapies are predominantly palliative in nature and are targeted to the patient’s specific symptoms. Different medications are used to treat specific manifestations of SLE. Treatments include acetaminophen and/or NSAIDs, immunosuppressants such as methotrexate and cylcophosphamide, corticosteroids such as methylprednisolone, and antimalarials such as hydroxychloroquine.

SBI-087 for SLE Ongoing Clinical Development.  Trubion’s partner, Pfizer, is conducting a Phase I clinical trial of SBI-087 in SLE in which patient dosing has commenced and recruitment is ongoing.

Commercialization Rights

Trubion’s collaboration agreement with Pfizer includes a worldwide licensing and commercialization agreement for the development of SBI-087 and other therapies. Trubion retains an option to co-promote with Pfizer, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications.

TRU-016

Trubion’s TRU-016 program, in collaboration with Abbott, is focused on the development of a novel CD37-directed therapy for B-cell malignancies, such as CLL and NHL. CD37 is a clinically validated target for the treatment of B-cell malignancies and Trubion’s TRU-016 product candidate has been designed for a desired therapeutic label surrounding B-cell depletion in these B-cell malignancies. CD37 is found at high levels on B cells and at lower levels on a subpopulation of T cells and myeloid cells. Experiments suggest that CD37 plays an important role in B-cell regulation. In addition, CD37 is known to be overexpressed in patients with CLL. TRU-016 uses a different mechanism of action than CD20-directed therapies. As a result, Trubion believes its novel design may provide patients with improved therapeutic options and enhance efficacy when used alone or in combination with chemotherapy and/or other CD20-directed therapeutics. Trubion is currently conducting a Phase I clinical trial of TRU-016 in CLL. Trubion has amended its IND to include treatment of patients with NHL and patient dosing has commenced and recruitment is ongoing. Expansion of the development program to other indications in oncology and AIID is planned.

B-cell Malignancies: Chronic Lymphocytic Leukemia and Non-Hodgkin’s Lymphoma

Background.  B cells and T cells are the two major types of lymphocytes responsible for defending the body against infection. Lymphocytic malignancies arise when these cells multiply uncontrollably. CLL is a type of cancer affecting the blood and bone marrow. It is a slowly progressing disease and in most patients the abnormal proliferating lymphocytes are clonal B cells arrested in the differentiation pathway between pre B cells and mature B cells. NHL is a diverse group of lymphocytic malignancies, approximately 85% of which are B-cell malignancies.

Preclinical data has demonstrated that TRU-016 induces potent ADCC against primary B-CLL cells, demonstrates significant in vivo therapeutic efficacy, and induces potent apoptosis in primary CLL cells. In addition, combination therapy with a CD37-directed SMIPtm product candidate and CD20-directed therapy with Rituxan® has shown greater preclinical efficacy than either therapy alone.

Potential Market.  According to the National Cancer Institute, CLL is estimated to affect approximately 70,000 people in the United States. Approximately 12,000 new cases of CLL are diagnosed each year in the United States according to Datamonitor. In addition, NHL, another B-cell malignancy, is one of the most common types of cancer accounting for about 4% of all cancers. About 66,000 people in the United States were expected to be diagnosed with NHL in 2009 according to the American Cancer Society. Total reported worldwide sales of one of the most common used biologics in NHL, Rituxan® surpassed $3 billion in 2009.

Current Treatments.  While available CLL and NHL therapies include chemotherapy, radiation therapy, surgery and bone and stem cell transplantation, biologics have become the standard of care to treat these cancers. Biologic therapies for NHL include interferon and mAbs such as Rituxan®/Mabthera, Bexxar®, Zevalin® and

Arzerra®. These mAbs all target CD20 on B cells, and Bexxar and Zevalin are radiolabeled. In addition, Campath® is a CD52-targeted mAb indicated for CLL, and Treanda®, a cytotoxic, is also indicated for CLL. FCR, a combination of fludaraline, cyclophosphamide and rituximab is currently the most effective combination for the treatment of CLL.

TRU-016 for CLL Ongoing Clinical Development.  A TRU-016 Phase I clinical trial for patients with CLL is currently under way. The open label clinical trial is composed of two parts- a dose escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TRU-016; and an expansion cohort designed to further evaluate safety and to estimate clinical activity of TRU-016 in patients with previously treated CLL or small lymphocytic leukemia. In addition, Trubion has amended its IND to include treatment of patients with NHL and patient dosing has commenced and recruitment is ongoing.

TRU-016 for CLL Clinical Trial Results.  In December 2009, Trubion announced positive data from a Phase I study of TRU-016 in patients with relapsed and refractory CLL. Evidence of TRU-016 biological activity was seen beginning with patients dosed at the 0.3 mg/kg dose level, including in high-risk patients. Partial response was observed in five patients, including one patient with the 17p deletion cytogenetic abnormality. Partial response was determined following investigator assessment and the two-month confirmation of these responses is pending. Two patients with leukemia cutis experienced clearing, one complete and one partial. At the 10 mg/kg dose, four of five patients with elevated peripheral lymphocyte counts were reduced to normal levels. A total of 16 serious adverse events have been reported. The maximum tolerated dose has not yet been reached.

TRU-016 Phase I Clinical Results: Dose Response in Evaluable Patients — Reduction in Peripheral
Lymphocytes

		Normalized		Median
Dose Cohort	N	Lymph Count		Reduction	Best Response
1 mg/kg	3	0/3 (0%	)	67%	0
3 mg/kg	4	0/4 (0%	)	78%	0
6 mg/kg	4	1/4 (25%	)	85%	1 PR
10 mg/kg	5	4/5 (80%	)	95%	2 PR
3 mg/kg TIW	4	1/4 (25%	)	49%	1 PR
6 mg/kg TIW	4	1/1 (100%	)	77%	1 PR

Strategic Collaborations

Abbott

In August 2009, Trubion entered into a collaboration agreement with Facet, now a wholly owned subsidiary of Abbott, for the joint worldwide development and commercialization of TRU-016, a product candidate in Phase I clinical development for CLL. TRU-016 is a CD37-directed SMIP protein therapeutic. The collaboration agreement includes TRU-016 in all indications and all other CD37-directed protein therapeutics. Under the terms of the collaboration agreement, the parties will not develop or commercialize protein therapeutics directed to CD37 outside of the collaboration agreement.

Trubion received an upfront payment of $20 million in cash in September 2009 and may receive up to $176.5 million in additional contingent payments upon the achievement of specified development, regulatory and sales milestones. Trubion and Abbott share equally the costs of all development, commercialization and promotional activities and all global operating profits. In connection with the execution of the collaboration agreement, Trubion and Facet also entered into a stock purchase agreement, pursuant to which Facet purchased 2,243,649 shares of Trubion’s common stock for an aggregate purchase price of $10 million, or $4.46 per share. The per share price of $4.46 represents a 35% equity premium over the sixty-day trading average of Trubion’s common stock on the Nasdaq Global Market for the trading period ending immediately prior to the execution of the stock purchase agreement.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee, or JSC, consisting of representatives of Trubion and Abbott, which makes decisions by consensus. If the JSC is unable to reach a consensus, then the matter will be referred to designated officers at Trubion and Abbott for resolution. If these officers are unable to resolve the matter, then it will be resolved by arbitration. Both Trubion and Abbott, at their sole discretion, may discontinue participation on the JSC with 90 days written notice to the other party.

At predefined times, the parties have the right to opt-out of the collaboration entirely or on a product-by-product basis. Upon a change of control of a party, the other party will have the right to opt-out of the collaboration entirely and if the successor party is conducting a program that competes with the programs under the collaboration agreement, then the successor party must either (i) opt-out of the collaboration entirely or (ii) divest the competing program to a third party. If a party exercises its opt-out right with respect to a product, then the parties will no longer share development and commercialization costs for such product and such opting-out party will receive certain royalty payments upon the sale of such product, rather than half of the profits derived from such product. Even if Abbott exercises its opt-out right, its obligation to make milestone payments to Trubion continues. In addition, if the party that opts-out is the lead manufacturing party for the opt-out product, then such party must continue to supply the product to the continuing party for up to eighteen months following the opt-out.

Abbott can terminate the collaboration agreement at any time, in which event all rights to TRU-016 and other CD37-directed protein therapeutics under the collaboration agreement would revert to Trubion. If Abbott terminates the collaboration agreement in the first 18 months, then Abbott must pay Trubion a $10 million termination fee.

If there is a material breach of the collaboration agreement, then the non-breaching party may either terminate the collaboration agreement or continue the collaboration agreement and force the breaching party to opt-out and accept royalties at a reduced rate.

Either party may assign its interest in the collaboration agreement to a third party, provided that the non-assigning party maintains a right of first negotiation over any proposed assignment. In addition, either Trubion or Abbott can freely assign the collaboration agreement without the consent of the other party in connection with certain specified change of control transactions, such as an acquisition.

Pfizer

In December 2005 Trubion entered into a collaboration agreement with Wyeth, now a wholly owned subsidiary of Pfizer, for the development and worldwide commercialization of TRU-015 and other CD20-directed therapeutics. Pursuant to the agreement, Trubion is also collaborating with Pfizer on the development and worldwide commercialization of certain other product candidates directed to a small number of targets other than CD20. During the period in which Trubion will be providing research services for Pfizer, Pfizer has the right, subject to Trubion’s reasonable consent, to replace a limited number of these targets. In addition, Trubion has the option to co-promote with Pfizer, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. Trubion retains the right to develop and commercialize, by itself or with others, product candidates directed to all targets not included within the agreement. In June 2010, Trubion announced Pfizer’s decision to discontinue development of TRU-015, an investigational drug in Phase II evaluation for the treatment of RA developed under Trubion’s CD20 collaboration with Pfizer. Pfizer confirmed that it will continue to develop SBI-087, Trubion’s next-generation, humanized, subcutaneous CD20 RA product candidate also in Phase II clinical evaluation. Unless it is terminated earlier, Trubion’s agreement with Pfizer will remain in effect on a product-by-product basis and on a country-by-country basis until the later of the date that any such product shall no longer be covered by a valid claim of a U.S. or foreign patent or application and, generally, ten years after the first commercial sale of any product licensed under the agreement.

In connection with the agreement, Wyeth paid Trubion a $40 million non-refundable, non-creditable, upfront fee in January 2006 and purchased directly from Trubion in a private placement, concurrent with Trubion’s initial public offering, 800,000 shares of Trubion’s common stock at the initial public offering price of $13.00 per share, resulting in net proceeds to Trubion of $10.4 million. Under the agreement, Trubion provided research services for an initial three-year period ended December 22, 2008 with the option for Wyeth to extend the service period for two additional one-year periods. Wyeth’s financial obligations during the initial research service term included collaborative research funding commitments of $9.0 million in exchange for such committed research services.

This $9.0 million was subject to an increase if the service period was extended beyond three years as well as annual increases pursuant to percentage changes in the CPI. In June 2008, Wyeth exercised the first option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2009. In June 2009, Wyeth exercised the second option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2010. Due to the research period extension in 2009, the collaboration research funding commitments to Trubion initially from Wyeth and now from Pfizer, increased to approximately $3.3 million per year in exchange for committed research services from Trubion through December 2010. In anticipation of the completion of the research program in December 2010, Pfizer has retained a subset of the non-CD20 targets licensed from Trubion and released the remaining targets to Trubion.

Pfizer’s financial obligations include additional amounts for reimbursement of agreed-upon external research and development costs and patent costs. Pursuant to the agreement, Pfizer is also obligated to make payments to Trubion of up to $250 million based on the achievement of specified regulatory and sales milestones for CD20-directed therapies and payments to Trubion of up to $200 million based on the specified achievement of regulatory and sales milestones for therapies directed to the small number of retained non-CD20 targets. In addition, Trubion will receive royalty payments in the event of future licensed product sales.

In October 2009, Pfizer completed its acquisition of Wyeth. Trubion’s collaboration agreement remains in effect with Pfizer and, in response to Trubion’s request, Pfizer has provided further written assurances reaffirming its commitment to comply with the terms and conditions of the agreement.

If during the 12 month period following Pfizer’s acquisition of Wyeth, Pfizer is required or voluntarily decides to divest itself of one or more of the products under the collaboration agreement, then subject to any governmental limitations, Pfizer must offer Trubion an exclusive opportunity to negotiate the acquisition or license of all of Pfizer’s rights to that product on commercially reasonable terms. If Trubion does not conclude an agreement with Pfizer covering the product, Pfizer can divest itself of the product but the terms of that divestiture cannot be more favorable than those that were last offered to Trubion unless Trubion is given the opportunity to accept those more favorable terms.

Upon a change of control of Trubion, the agreement would remain in effect, subject to the right of Pfizer to terminate specified provisions of the agreement.

Assuming product candidates under the collaboration with Pfizer continue to progress in development, expenses for future clinical trials may be higher than those incurred in prior clinical trials. These expenses will, however, be incurred by Pfizer. In addition, Pfizer is responsible for a substantial portion of costs related to patent prosecution and patent litigation for products directed to targets selected by Pfizer pursuant to the collaboration agreement.

Competition

The pharmaceutical and biotechnology industries are intensely competitive, and any product candidate developed by Trubion would likely compete with other drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies, and research organizations actively engaged in research and development of products targeting the same markets as Trubion’s product candidates. Many of these organizations have substantially greater financial, technical, manufacturing, marketing and personnel resources than Trubion has. Several of them have developed or are developing therapies that could be used for treatment of the same diseases that Trubion is targeting. In addition, many of these competitors have significantly greater commercial infrastructures than Trubion has. Trubion’s ability to compete successfully will depend largely on its ability to:

•	design and develop products that are superior to other products in the market;

•	successfully collaborate with others in the design, development and commercialization of new products;

•	attract and retain qualified scientific, medical, product development, commercial and sales and marketing personnel;

•	obtain patent and/or other proprietary protection for Trubion’s processes, product candidates and technologies;

•	operate without infringing the patents and proprietary rights of third parties; and

•	obtain required regulatory approvals.

Trubion expects to compete on, among other things, product efficacy, safety, convenience, time to market and price. In order to compete successfully Trubion will need to identify, secure the rights to and develop products and exploit these products commercially before others are able to develop competitive products. In addition, Trubion’s ability to compete may be affected if insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive to buyers from a cost perspective.

Trubion believes its product development programs will be subject to significant competition from companies utilizing alternative technologies. In addition, as the principles of Trubion’s SMIPtm product candidates become more widely known and appreciated based on patent and scientific publications and regulatory filings, Trubion expects the field to become highly competitive. Pharmaceutical companies, biotechnology companies, and academic and research institutions may succeed in developing products based upon the principles underlying Trubion’s proprietary technologies earlier than Trubion, obtaining approvals for such products from the FDA more rapidly than Trubion or developing products that are safer, more effective, and/or more cost effective than those under development or proposed to be developed by Trubion.

Product Candidates for Autoimmune and Inflammatory Diseases.  If approved for the treatment of RA, Trubion anticipates that its product candidates would compete with other marketed protein therapeutics for the treatment of RA in this $10 billion market including: Rituxan® (Genentech, Roche and Biogen Idec), Enbrel® (Amgen and Pfizer), Remicade® (JNJ and Schering-Plough), Humira® (Abbott), Orencia® (BMS), Cimzia® (UCB), Simponi® (JNJ and Schering-Plough) and Actemra® (Roche and Chugai).

If approved for the treatment of SLE, Trubion anticipates that its product candidates would have to compete with other B-cell depleting therapies, including CD20-directed therapeutics.

Product Candidates for B-cell Malignancies.  If approved for the treatment of CLL, NHL, or other B-cell malignancies, Trubion anticipates that its product candidates would compete with other B-cell depleting therapies in these billion dollar markets. Although Trubion is not aware of any CD37-directed therapeutics in development or on the market, for the treatment of CLL, NHL, or other B-cell malignancies, other biologic therapies are marketed for the treatment of NHL or CLL or both, such as Rituxan® (Genentech), Zevalin® (Spectrum Pharmaceuticals, Inc. and Bayer Schering AG), Bexxar® (GSK), Campath® (Genzyme and Bayer Schering AG) and Arzerra® (GSK and Genmab).

Intellectual Property

Because of the length of time and expense associated with bringing new products through development and the governmental approval process, pharmaceutical and biotechnology companies have traditionally placed considerable importance on obtaining and maintaining patent protection for significant new technologies, products and processes.

Trubion intends to seek patent protection for appropriate proprietary technologies by filing patent applications when possible in the United States and selected other jurisdictions. Trubion’s policy is to seek patent protection for the inventions that Trubion considers important to the development of its business. Trubion intends to continue using its scientific expertise to pursue and file patent applications on new developments with respect to uses, methods, and compositions to enhance Trubion’s intellectual property position in the areas that are important to the development of its business. Trubion has applied, and is applying for, patents directed to its SMIPtm technology and product candidates, its SCORPIONtm technology and product candidates and its TRU-ADhanCetm technology as well as other aspects of its technology both in the United States and, when appropriate, in other jurisdictions.

Even if Trubion is granted patents by government authorities or obtain the right to utilize them through licensing, Trubion’s patents may not provide significant protection, competitive advantage or commercial benefit. The validity and enforceability of patents issued to pharmaceutical and biotechnology companies has proven highly uncertain. For example, legal considerations surrounding the validity of patents in the fields of pharmaceuticals and biotechnology are in transition, and Trubion cannot assure you that the historical legal standards surrounding questions of validity will continue to be applied or that current defenses relating to issued patents in these fields will be sufficient in the future. In addition, Trubion cannot assure you as to the degree and range of protections any of its patents, if issued, may afford Trubion or whether patents will be issued. For example, patents that may issue to Trubion may be subjected to further governmental review that may ultimately result in the reduction of their scope of protection, and pending patent applications may have their requested breadth of protection significantly limited before being issued, if issued at all. Further, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, Trubion cannot assure you that it was the first creator of inventions covered by its pending patent applications, or that it was the first to file patent applications for these inventions.

Many pharmaceutical and biotechnology companies and university and research institutions have filed patent applications or have received patents in Trubion’s areas of product development. Many of these entities’ applications, patents and other intellectual property rights could prevent Trubion from obtaining patents or could call into question the validity of any of Trubion’s patents, if issued, or could otherwise adversely affect the ability to develop, manufacture or commercialize product candidates. If use of technology incorporated into or used to produce Trubion’s product candidates is challenged, or if a conflicting patent issued to others is upheld in the courts or if a conflicting patent application filed by others is issued as a patent and is upheld, Trubion may be unable to market one or more of its product candidates, or Trubion may be required to obtain a license to market those product candidates. To contend with these possibilities, Trubion may have to enter into license agreements in the future with third parties for technologies that may be useful or necessary for the manufacture or commercialization of some of its product candidates. In addition, Trubion is routinely in discussions with academic and commercial entities that hold patents on technology or processes that Trubion may find necessary in order to engage in some of its activities. Trubion cannot, however, assure you that these licenses, or any others that Trubion may be required to obtain to market its product candidates, will be available on commercially reasonable terms, if at all, or that Trubion will be able to develop alternative technologies if Trubion cannot obtain required licenses.

To protect Trubion’s rights to any of its patents, if issued, and proprietary information, Trubion may need to litigate against infringing third parties, or otherwise avail itself of the courts or participate in administrative proceedings to determine the scope and validity of those patents or other proprietary rights. These types of proceedings are often costly and could be very time-consuming to Trubion, and Trubion cannot assure you that the deciding authorities will rule in its favor. An unfavorable decision could allow third parties to use Trubion’s technology without being required to pay Trubion licensing fees or may compel Trubion to license needed technologies to avoid infringing third-party patent and proprietary rights. Although Trubion believes that it would have valid defenses to allegations that its current product candidates, production methods and other activities infringe the valid and enforceable intellectual property rights of any third parties, Trubion cannot be certain that a third party will not challenge its position in the future. Even if some of these activities were found to infringe a third party’s patent rights, Trubion may be found to be exempt from infringement under 35 U.S.C. § 271(e) to the extent that these are found to be pre-commercialization activities related to Trubion’s seeking regulatory approval for a product candidate. The scope of protection under 35 U.S.C. § 271(e), however, is uncertain and Trubion cannot assure you that any defense under 35 U.S.C. § 271(e) would be successful. Further, the defense under 35 U.S.C. § 271(e) is only available for pre-commercialization activities, and could not be used as a defense for sale and marketing of any of Trubion’s product candidates. There has been, and Trubion believes that there will continue to be, significant litigation in the biopharmaceutical and pharmaceutical industries regarding patent and other intellectual property rights.

Third parties could bring legal actions against Trubion claiming Trubion infringes their patents or proprietary rights, and seek monetary damages and/or enjoin clinical testing, manufacturing and marketing of the affected product or products. If Trubion becomes involved in any litigation, it could consume a substantial portion of its resources, and cause a significant diversion of effort by Trubion’s technical and management personnel regardless of the outcome of the litigation. If any of these actions were successful, in addition to any potential liability for damages, Trubion could be required to obtain a license to continue to manufacture or market the affected product, in which case Trubion may be required to pay substantial royalties or grant cross-licenses to its patents. Trubion cannot, however, assure you that any such license will be available on acceptable terms, if at all. Ultimately, Trubion could be prevented from commercializing a product, or forced to cease some aspect of its business operations as a result of claims of patent infringement or violation of other intellectual property rights, which could have a material and adverse effect on Trubion’s business, financial condition, and results of operations. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

While Trubion pursues patent protection and enforcement of its product candidates and aspects of its technologies when appropriate, Trubion also relies on trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. To protect this competitive position, Trubion regularly enters into confidentiality and proprietary information agreements with third parties, including employees, suppliers and collaborators. Trubion’s employment policy requires each new employee to enter into an agreement that contains provisions generally prohibiting the disclosure of confidential information to anyone outside of Trubion and providing that any invention conceived by an employee within the scope of his or her employment duties is Trubion’s exclusive property. Furthermore, Trubion’s know-how that is accessed by third parties through collaborations and research and development contracts and through its relationships with scientific consultants is generally protected through confidentiality agreements with the appropriate parties. Trubion cannot, however, assure you these protective arrangements will be honored by third parties, including employees, suppliers, and collaborators, or that these arrangements will effectively protect Trubion’s rights relating to unpatented proprietary information, trade secrets and know-how. In addition, Trubion cannot assure you that other parties will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Trubion’s proprietary information and technologies.

Manufacturing

Trubion does not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of its product candidates. Trubion currently relies on a small number of third-party manufacturers to produce its compounds and expect to continue to do so to meet the clinical requirements of its product candidates and for all of its commercial needs. Trubion’s product candidates are currently manufactured in mammalian cell expression systems from readily available starting materials. To the extent that SBI-087 and TRU-016 advance through clinical trials, and to the extent Trubion brings its future product candidates into clinical trials and partner the development and commercialization of any of the product candidates, Trubion and its existing and prospective partners will be required to assess the manufacturing needs of the product candidates for clinical requirements as well as for commercial production. Trubion may need to obtain one or more licenses to intellectual property rights held by third parties in order to manufacture each of its product candidates. While such licenses may be available, they may not be available on terms that are commercially acceptable to Trubion or its existing or prospective partners. Should such licenses prove unavailable, Trubion or its existing or prospective partners may choose to modify Trubion’s manufacturing processes to use alternative manufacturing methods. Such modifications may result in greater expenditures of capital by Trubion or its partners, delay commercialization, or prevent Trubion or its partners from successfully commercializing Trubion’s product candidates.

Trubion has multiple potential sources for manufacturing its product candidates. Pfizer manufactures SBI-087 and has significant process development capabilities and extensive commercial-scale production capabilities at numerous facilities worldwide. Pfizer’s manufacturing commitment is contingent upon the effectiveness of the collaboration agreement which they may terminate without cause at any time upon 90 days’ prior written notice. However, in the event Trubion or Pfizer terminates the collaboration agreement for certain reasons specified in the collaboration agreement, Pfizer would have limited manufacturing obligations to Trubion. In addition, Trubion is planning to have Abbott perform certain manufacturing services for TRU-016 in 2011.

Trubion relies and expects to continue to rely on a number of contract manufacturers to produce sufficient quantities of its product candidates in accordance with current good manufacturing practices, or cGMP, for use in clinical trials. Trubion will ultimately depend on contract manufacturers for the manufacture of its products for commercial sale. Contract manufacturers are subject to extensive government regulation.

Government Regulation

Government authorities in the United States at the federal, state and local level, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing, and export and import of immunopharmaceutical products such as those Trubion is developing.

United States Government Regulation

In the United States the information that must be submitted to the FDA in order to obtain approval to market a new drug varies depending on whether the drug is a new product whose safety and effectiveness has not previously been demonstrated in humans or a drug whose active ingredient(s) and certain other properties are the same as those of a previously approved drug. A new biologic will follow the Biologics License Application, or BLA, route for approval, a new drug will follow the New Drug Application, or NDA, route for approval, and a drug that claims to be the same as an already approved drug may be able to follow the Abbreviated New Drug Application route for approval.

BLA and NDA Approval Process

In the United States, the FDA regulates drugs and biologics under the Federal Food, Drug and Cosmetic Act, and, in the case of biologics, also under the Public Health Service Act, and the FDA’s implementing regulations. If Trubion fails to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, Trubion may become subject to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on Trubion.

The major steps required before a biologic drug may be marketed in the United States include:

•	completion of laboratory tests and animal studies under the FDA’s good laboratory practices regulations;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each indication;

•	submission to the FDA of a BLA or NDA, which includes the results of all required preclinical animal studies, laboratory tests, clinical trials, and data relating to the product’s pharmacology, chemistry, manufacture, and control;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP; and

•	FDA review and approval of the BLA or NDA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Long term preclinical tests, such as animal tests for reproductive toxicity and carcinogenicity, may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not guarantee that the FDA will allow clinical trials to commence. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the study subjects.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials must be conducted in compliance with federal regulations, good clinical practices, or GCPs, and under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each clinical protocol must be submitted to the FDA as part of the IND.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Each trial must be reviewed and approved by an independent institutional review board, or IRB, before it can begin at that site. An IRB may require the clinical trial be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Phase I clinical trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance and pharmacodynamics and, if possible, to gain an early indication of its efficacy.

Phase II clinical trials usually involve controlled trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate preliminarily the efficacy of the drug for specific indications.

Phase III clinical trials usually further evaluate clinical efficacy and further test for safety in an expanded patient population. Phase I, Phase II and Phase III trials may not be completed successfully within any specified period, if at all. The FDA or Trubion, or its partners may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Prior to conducting Phase III trials, an applicant may seek a special protocol assessment which is an agreement between an applicant and the FDA on the design and size of clinical trial(s) that is/are intended to form the basis of a BLA or NDA.

Assuming successful completion of the required clinical trials, the results of the preclinical studies and of the clinical studies, together with other detailed information, including information on the chemistry, manufacture, and control criteria of the product, are submitted to the FDA in the form of a BLA or NDA requesting approval to market the product for one or more indications. The FDA reviews a BLA or NDA to determine, among other things, whether the product is safe, pure, and potent and whether the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity and potency. The FDA also reviews a BLA or NDA to determine whether a product is safe and effective for its intended use.

Before approving an application, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. Before approving a BLA or NDA, the FDA will also typically inspect one or more clinical sites to assure compliance with GCP.

The testing and approval process requires substantial time, effort and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, if at all. Trubion may encounter difficulties or unanticipated costs in its efforts to secure necessary governmental approvals, which could delay or preclude Trubion from marketing its product candidates. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of its product candidates. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Priority Review

The FDA has established priority and standard review classifications for original BLAs and NDAs and efficacy supplements. The classification of an application indicates the anticipated time frame for FDA review of completed marketing applications. The classification system, which does not preclude the FDA from doing work on other projects, provides a way of prioritizing certain BLAs and NDAs upon receipt and throughout the FDA application review process.

Under FDA policies, a biologic or drug candidate is eligible for priority review, or review within a six-month time frame from the time a complete BLA or NDA, as applicable, is accepted for filing, if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. Even if a BLA or NDA is initially classified as a priority application, this status can change during the FDA review process, such as in the situation where another product is approved for the same disease for which previously there was no available therapy. In addition, priority review does not guarantee that a product candidate will receive regulatory approval.

Post-Approval Requirements

After regulatory approval of a product is obtained, Trubion would be required to comply with a number of post-approval requirements. For example, as a condition of approval of a BLA or NDA, the FDA may require post-marketing clinical studies and surveillance to monitor the product’s safety or efficacy.

In addition, holders of an approved BLA or NDA are required to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA/NDA or BLA/NDA supplement before the change can be implemented. A BLA/NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA/NDA supplements as it does in reviewing BLAs/NDAs.

Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, biologics and drug companies and their manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Foreign Regulation

In addition to regulations in the United States, Trubion will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of its product candidates. Whether or not Trubion obtains FDA approval for a product candidate, Trubion must obtain approval by the comparable regulatory authorities of foreign countries before Trubion can commence clinical trials or marketing of the product candidate in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, a marketing authorization for a medical product derived from biotechnology processes must be submitted under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states.

Reimbursement

Sales of biopharmaceutical products depend in significant part on the availability of third-party reimbursement. Each third-party payor may have its own policy regarding what products it will cover, the conditions under which it will cover such products, and how much it will pay for such products. It will be time consuming and expensive for Trubion to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow Trubion to sell its products on a competitive and profitable basis.

The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, sets forth the requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries, which may affect the marketing of Trubion’s products. The MMA also introduced a new reimbursement methodology. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.

Trubion expects that there will continue to be a number of federal and state proposals to implement governmental pricing controls. While Trubion cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on its business, financial condition, and profitability.

Employees

As of September 1, 2010, Trubion had 71 full-time employees, 18 of whom held Ph.D. or M.D. degrees and 55 of whom were engaged in full-time research and development activities. None of Trubion’s employees is represented by a labor union and Trubion considers its employee relations to be good.

Available Information

Trubion’s corporate website address is www.trubion.com. Trubion makes available free of charge on its website its annual, quarterly and current reports as soon as reasonably practicable after Trubion electronically files such material with, or furnish it to, the SEC. These SEC reports can be accessed through the “Investors” section of Trubion’s website. Trubion also makes available on its website its corporate governance guidelines, the charters for its audit committee, compensation committee, and nominating and corporate governance committee, its whistleblower and corporate communications policies and its code of business conduct and ethics, and such information is available in print to any stockholder of Trubion who requests it. In addition, Trubion intends to disclose on its website any amendments to, or waivers from, its code of business conduct and ethics that are required to be publicly disclosed pursuant to rules of the SEC and the Nasdaq Global Market. The information found on Trubion’s corporate website is not, however, part of this or any other report.

Trubion was founded as a limited liability company in the state of Washington in March 1999, and operated as a development-stage company. Trubion converted into a corporation and redomiciled in the state of Delaware in October 2002.

LITIGATION

On August 17, 2010, two class action lawsuits were filed in the Superior Court of Washington, King County, against Trubion, its board of directors, and Emergent BioSolutions. Those actions, captioned Rajat Sharma v. Trubion Pharmaceuticals, Inc., et al. (Case Number: 10-2-29637-9-SEA), and Shirley Harris v. Trubion Pharmaceuticals, Inc., et al. (Case Number: 10-2-29680-8 SEA) allege in summary that, in connection with the proposed merger with Emergent BioSolutions, the members of the Trubion board of directors breached their fiduciary duties by conducting an unfair sale process and agreeing to an unfair price. Both complaints also claim that Trubion and Emergent BioSolutions aided and abetted the Trubion board of directors’ in its breach of fiduciary duties. On September 9, 2010, the actions were consolidated into the action entitled In re Trubion Pharmaceuticals, Inc. Shareholder Litigation, Lead Case No. 10-2-29637-9. The plaintiffs seek the following relief: a declaration that the complaints can be maintained as a class action; a declaration that the merger agreement was entered into in breach of the Trubion board of directors’ fiduciary duties; an injunction against the proposed merger unless and until Trubion adopts a fair sales procedure that does not advantage any particular bidder to maximize stockholder value, including majority of the minority vote requirement to provide Trubion’s minority stockholders with the ability to vote down the proposed merger; rescission of the proposed merger; and the award of costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. Trubion, its board of directors and Emergent BioSolutions believe that the claims are without merit and intend to vigorously defend against them. However, there can be no assurances as to the outcome of the litigation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TRUBION

The following discussion should be read in conjunction with Trubion’s financial statements and accompanying notes, which appear elsewhere in this proxy statement/prospectus. Unless otherwise indicated, the discussions in this section relate to Trubion as a stand-alone entity and do not reflect the impact of the proposed merger with Emergent BioSolutions.

Overview

Trubion is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Its mission is to develop a variety of first-in-class product candidates customized in an effort to optimize safety, efficacy, and convenience that Trubion believes may offer improved patient experiences. Trubion’s current product development efforts are focused on three proprietary technologies that comprise the expanded foundation for Trubion product development — SMIPtm protein therapeutics, SCORPIONtm protein therapeutics, and TRU-ADhanCetm potency enhancing technology for immunopharmaceuticals. Trubion’s current clinical-stage therapeutics target specific antigens on B cells, CD20 and CD37, and are designed using its custom drug assembly technology.

On August 12, 2010, Trubion signed a definitive merger agreement with Emergent BioSolutions in which Emergent BioSolutions has agreed to acquire Trubion. Under the terms of the agreement, each share of Trubion common stock will be converted into the right to receive an upfront payment of $1.365 in cash, without interest, and 0.1641 of a share of Emergent BioSolutions common stock. The upfront payment represents a value of $4.55 per share, or approximately $96.8 million, based on Trubion’s total shares of common stock outstanding on August 11, 2010, the net value of dilutive stock options, and the trading average of Emergent BioSolutions common stock for the five days prior to the signing of the merger agreement. Trubion stockholders will also receive one CVR per share, which will entitle the holder to potentially receive cash payments based upon achievement of predefined milestones. The total potential aggregate value of the CVRs is $38.75 million over the 36-month period after the closing of the merger.

The merger has been approved by the boards of directors of both companies and is subject to customary closing conditions, including the approval of the merger agreement by stockholders of Trubion. The acquisition is expected to close in the fourth quarter of 2010.

Trubion was founded as a limited liability company in the state of Washington in March 1999. It converted into a corporation and redomiciled in the state of Delaware in October 2002. To date, Trubion has funded its operations primarily through the sale of equity securities, strategic alliances, equipment financings and interest earned on investments.

Product Candidates and Recent Developments

In June 2010, Trubion announced Pfizer’s decision to discontinue development of TRU-015, an investigational drug in Phase II evaluation for the treatment of rheumatoid arthritis, or RA developed under Trubion’s CD20 collaboration with Pfizer. Pfizer also confirmed that it will continue to develop SBI-087, Trubion’s next-generation, humanized, subcutaneous anti-CD20 RA product candidate also in Phase II clinical evaluation.

Pfizer’s decision was based on preliminary results from the Phase IIb (2203) randomized, parallel, double-blind, placebo-controlled study designed to evaluate the efficacy and safety of two dosing regimens (a single dose of 800mg TRU-015 compared with an induction dose of 800mg TRU-015 followed by an additional dose of 800mg TRU-015 at week 12) in combination with methotrexate in patients with active RA. Although the American College of Rheumatology, or ACR 20/50/70 results in the Phase II (2203) study were consistent with previous studies and similar to other B-cell-depleting therapies, the results did not meet the internally predefined primary endpoint, a 20% difference in ACR50 response compared with placebo at week 24 (p value = 0.06 for the single-dose group ACR 50 compared with placebo and p= 0.12 for the induction-dose group ACR 50 compared with placebo). A previously conducted interim analysis of the trial data on approximately 50% of the total enrolled patient population revealed that the primary endpoint had been met at that point in time. No significant safety issues were reported, and they were not a factor in Pfizer’s decision to discontinue development.

TRU-015 demonstrated biologic activity including peripheral B-cell depletion and a statistically significant decrease in C-reactive protein in both dose groups compared with placebo. Specifically, ACR 20 was 67.1% for the induction-dose group, 61.3% for the single-dose group and 43.2% for the placebo group. ACR 50 was 27.4% for the induction dose, 29.3% for the single dose and 16.2% for placebo. ACR 70 was 9.6% for the induction dose, 9.3% for the single dose and 2.7% for placebo. TRU-015 was generally well-tolerated, and serious adverse events and medically important infection rates in both dose groups were similar to placebo.

In collaboration with Trubion, Pfizer is also developing SBI-087, Trubion’s next generation CD20-directed product candidate. SBI-087 for RA builds on Trubion’s and Pfizer’s clinical experience with TRU-015 and is based on Trubion’s SMIP technology. Patient dosing has commenced and recruitment is currently ongoing in a Phase II trial of SBI-087 for RA evaluating safety and efficacy of subcutaneous administration of 200mg of SBI-087. In addition, patient enrollment is complete in an additional Phase I trial of SBI-087 for RA in Japan. Finally, Pfizer is conducting a Phase I clinical trial of SBI-087 in systemic lupus erythematosus, or SLE, in which patient dosing has commenced and recruitment is ongoing.

In June 2010 two Phase I data presentations on SBI-087 were presented at the 2010 annual congress of the European League Against Rheumatism, or EULAR, including data from a Phase I study of SBI-087 for the treatment of RA and a Phase I study of SBI-087 for the treatment of SLE.

The SBI-087 Phase I RA trial was designed to evaluate the safety, tolerability, PK and PD of ascending single doses of SBI-087 in patients with controlled RA. At the time of the abstract submission, 60 patients enrolled in the open-label Phase I trial had received intravenous doses of SBI-087 ranging from 0.15 to 2 mg/kg or subcutaneous doses of 50, 100, 200 and 300 mg. All of the patients studied had well-controlled RA. Data demonstrate that SBI-087, given as a single subcutaneous dose with a day-of-treatment oral steroid regimen, is generally well-tolerated and induces potent B-cell depletion. The most frequently reported adverse events were upper respiratory infection, headache, diarrhea, chills, fever, fatigue and bruising at the injection site. SBI-087 administered at subcutaneous doses of at least 100 mg depleted peripheral blood B-cell levels to less than 5 cells/uL for at least 12 weeks.

SBI-087 Phase I SLE data was also presented at EULAR in June 2010. At the time of abstract submission, data was available for 18 patients enrolled in an open-label Phase I study of SBI-087 for SLE. Patients received intravenous doses of 0.5 mg/kg or subcutaneous doses of 25 mg or 75 mg of SBI-087. All patients had well-controlled SLE. Preliminary data demonstrate that SBI-087 was generally well-tolerated by patients with well-controlled lupus when administered as a single subcutaneous dose with a day-of-treatment oral steroid regimen. Adverse events included chills, extreme fatigue, upper respiratory tract infection and muscle spasms. Subcutaneous doses of 75 mg of SBI-087 depleted peripheral blood B-cell levels in all subjects to below 20 cells/uL. Five of six subjects in this cohort had B-cell levels below 5 cells/uL by week two. By week 10, B-cell levels increased to above 20 cells/uL in four of six subjects. The Phase I trial is ongoing and is designed to evaluate the safety, tolerability, PK and PD of ascending single doses of SBI-087 in patients with controlled SLE.

TRU-016, which Trubion is developing with its partner Abbott, is a novel CD37-directed SMIP protein therapeutic. A TRU-016 Phase I clinical trial for patients with chronic lymphocytic leukemia, or CLL, is currently under way. TRU-016 uses a different mechanism of action than CD20-directed therapies. As a result, Trubion believes its novel design may provide patients with improved therapeutic options and enhanced efficacy when used alone or in combination with chemotherapy and/or CD20-directed therapeutics.

In June and December 2009, Trubion announced positive results following each of two preliminary analyses from the Phase I clinical trial of TRU-016 for the treatment of CLL. The objectives of the Phase I TRU-016 CLL trial were to define safety and tolerability, identify a maximum tolerated dose, evaluate pharmacology and PD, and assess preliminary clinical activity. As of August 2010, Trubion has not reached a maximum tolerated dose. In addition, Trubion has amended its IND to include treatment of patients with non-Hodgkins lymphoma, or NHL, and patient dosing has commenced and recruitment is ongoing.

Collaborations

Abbott Laboratories

In August 2009, Trubion entered into a collaboration agreement with Facet, now a wholly owned subsidiary of Abbott, for the joint worldwide development and commercialization of TRU-016, a product candidate in Phase I clinical development for CLL. TRU-016 is a CD37-directed SMIP protein therapeutic. The collaboration agreement includes TRU-016 in all indications and all other CD37-directed protein therapeutics. Under the terms of the collaboration agreement, the parties will not develop or commercialize protein therapeutics directed to CD37 outside of the collaboration agreement.

Trubion received an upfront payment of $20 million in cash in September 2009 and may receive up to $176.5 million in additional contingent payments upon the achievement of specified development, regulatory and sales milestones. Trubion and Abbott share equally the costs of all development, commercialization and promotional activities and all global operating profits. In connection with the collaboration agreement, Trubion and Facet also entered into a stock purchase agreement, pursuant to which Facet purchased 2,243,649 shares of Trubion’s common stock for an aggregate purchase price of $10 million, or $4.46 per share. The per share price of $4.46 represents a 35% equity premium over the 60-day trading average of Trubion’s common stock on the Nasdaq Global Market for the trading period ending immediately prior to the execution of the stock purchase agreement.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee, or JSC, consisting of representatives of Trubion and Abbott, which makes decisions by consensus. If the JSC is unable to reach a consensus, then the matter will be referred to designated officers at Trubion and Abbott for resolution. If these officers are unable to resolve the matter, then it will be resolved by arbitration. Both Trubion and Abbott, at their sole discretion, may discontinue participation on the JSC with 90 days written notice to the other party.

At predefined times, the parties have the right to opt-out of the collaboration entirely or on a product-by-product basis. Upon a change of control of a party, the other party will have the right to opt-out of the collaboration entirely and if the successor party is conducting a program that competes with the programs under the collaboration agreement, then the successor party must either (i) opt-out of the collaboration entirely or (ii) divest the competing program to a third party. If a party exercises its opt-out right with respect to a product, then the parties will no longer share development and commercialization costs for such product and such opting-out party will receive certain royalty payments upon the sale of such product, rather than half of the profits derived from such product. Even if Abbott exercises its opt-out right, its obligation to make milestone payments to Trubion continues. In addition, if the party that opts-out is the lead manufacturing party for the opt-out product, then such party must continue to supply the product to the continuing party for up to 18 months following the opt-out.

Abbott can terminate the collaboration agreement at any time, in which event all rights to TRU-016 and other CD37-directed protein therapeutics under the collaboration agreement would revert to Trubion. If Abbott terminates the collaboration agreement in the first 18 months, then Abbott must pay Trubion a $10 million termination fee.

If there is a material breach of the collaboration agreement, then the non-breaching party may either terminate the collaboration agreement or continue the collaboration agreement and force the breaching party to opt-out and accept royalties at a reduced rate.

Either party may assign its interest in the collaboration agreement to a third party, provided that the non-assigning party maintains a right of first negotiation over any proposed assignment. In addition, either Trubion or Abbott can freely assign the collaboration agreement without the consent of the other party in connection with certain specified change of control transactions, such as an acquisition.

Pfizer Inc.

In December 2005, Trubion entered into a collaboration agreement with Wyeth, now a wholly owned subsidiary of Pfizer, for the development and worldwide commercialization of TRU-015 and other CD20-directed therapeutics. Pursuant to the agreement, Trubion is also collaborating with Pfizer on the development and worldwide commercialization of certain other product candidates directed to a small number of non-CD20 targets. During the period in which Trubion will provide research services for Pfizer, Pfizer has the right, subject to Trubion’s reasonable consent, to replace a limited number of these non-CD20 targets. In addition, Trubion has the option to co-promote with Pfizer, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. Trubion retains the right to develop and commercialize, on its own or with others, product candidates directed to all targets not included within the agreement. In June 2010, Trubion announced Pfizer’s decision to discontinue development of TRU-015, an investigational drug in Phase II evaluation for the treatment of rheumatoid arthritis, or RA developed under Trubion’s CD20 collaboration with Pfizer. Pfizer confirmed that it will continue to develop SBI-087, Trubion’s next-generation, humanized, subcutaneous CD20 RA product candidate also in Phase II clinical evaluation. Unless it is terminated earlier, Trubion’s agreement with Pfizer will remain in effect on a product-by-product basis and on a country-by-country basis until the later of the date that any such product shall no longer be covered by a valid claim of a U.S. or foreign patent or application and, generally, ten years after the first commercial sale of any product licensed under the agreement. Pfizer may terminate the agreement without cause at any time upon 90 days’ prior written notice.

In connection with the agreement, Wyeth paid Trubion a $40 million non-refundable, non-creditable, upfront fee in January 2006 and purchased directly from Trubion in a private placement, concurrent with Trubion’s initial public offering, 800,000 shares of Trubion’s common stock at the initial public offering price of $13.00 per share, resulting in net proceeds to Trubion of $10.4 million. Under the agreement, Trubion provided research services for an initial three-year period ended December 22, 2008 with the option for Wyeth to extend the service period for two additional one-year periods. Wyeth’s financial obligations during the initial research service term included collaborative research funding commitments of $9.0 million in exchange for such committed research services. This $9.0 million was subject to an increase if the service period was extended beyond three years as well as annual increases pursuant to percentage changes in the CPI. In June 2008, Wyeth exercised the first option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2009. In June 2009, Wyeth exercised the second option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2010. Due to the research period extension in 2009, the collaboration research funding commitments to Trubion initially from Wyeth and now from Pfizer, increased to approximately $3.3 million per year in exchange for committed research services from Trubion through December 2010. In anticipation of the completion of the research program in December 2010, Pfizer has retained a subset of the non-CD20 targets licensed from Trubion and released the remaining targets to Trubion.

Pfizer’s financial obligations include additional amounts for reimbursement of agreed-upon external research and development costs and patent costs. Pursuant to the agreement, Pfizer is also obligated to make payments to Trubion of up to $250 million based on the achievement of specified regulatory and sales milestones for CD20-directed therapies and payments to Trubion of up to $200 million based on the specified achievement of regulatory and sales milestones for therapies directed to the small number of retained non-CD20 targets. In addition, Trubion will receive royalty payments in the event of future licensed product sales.

If Pfizer has ongoing development and/or commercialization activities that would violate the mutual exclusivity provisions of the collaboration agreement related to CD20, Trubion has the right to require Pfizer to engage in good faith discussions regarding the terms and conditions on which Pfizer would pay reasonable financial consideration to Trubion with respect to those development and commercialization activities. If Trubion and Pfizer do not agree to terms, Trubion has the right to require Pfizer to enter into an agreement to divest such development and commercialization activities, or to divest the relevant collaboration agreement products to a third party. If Pfizer does not divest such development and commercialization activities or such collaboration agreement products, Trubion has the right to terminate all licenses related to CD20.

In October 2009, Pfizer completed its acquisition of Wyeth. Trubion’s collaboration agreement remains in effect with Pfizer and in response to Trubion’s request, Pfizer has provided further written assurances reaffirming its commitment to comply with the terms and conditions of the agreement.

If during the 12 month period following Pfizer’s acquisition of Wyeth, Pfizer is required or voluntarily decides to divest itself of one or more of the products under the collaboration agreement, then subject to any governmental limitations, Pfizer must offer Trubion an exclusive opportunity to negotiate the acquisition or license of all of

Pfizer’s rights to that product on commercially reasonable terms. If Trubion does not conclude an agreement with Pfizer covering the product, Pfizer can divest itself of the product but the terms of that divestiture cannot be more favorable than those that were last offered to Trubion unless Trubion is given the opportunity to accept those more favorable terms.

Upon a change of control of Trubion, the agreement would remain in effect, subject to the right of Pfizer to terminate specified provisions of the agreement.

Assuming product candidates under the collaboration with Pfizer continue to progress in development, expenses for future clinical trials may be higher than those incurred in prior clinical trials. These expenses will, however, be incurred by Pfizer. In addition, Pfizer is responsible for a substantial portion of costs related to patent prosecution and patent litigation for products directed to targets selected by Pfizer pursuant to the collaboration agreement.

Outlook

The continued research and development of Trubion’s product candidates will require significant additional expenditures, including preclinical studies, clinical trials, manufacturing costs, and the expenses of seeking regulatory approval. Trubion relies on third parties to conduct a portion of its preclinical studies, all of its clinical trials and all of the manufacturing of current Good Manufacturing Process, or cGMP material. Trubion expects expenditures associated with these activities to increase in future years as it continues developing its product candidates. Expenses associated with Trubion’s product candidates included in the Pfizer collaboration are offset by reimbursement revenue from Pfizer. Expenses associated with Trubion’s product candidates included in the Abbott collaboration are shared equally.

Trubion has incurred significant losses since its inception. As of June 30, 2010, Trubion’s accumulated deficit was $133.4 million and total stockholders’ equity was $4.5 million. During the six months ended June 30, 2010 and 2009, Trubion recognized net losses of $11.8 million and $17.7 million, respectively. Trubion expects its net losses to increase in the future as it continues its existing and anticipated preclinical studies, manufacturing and clinical trials. Trubion expects revenue to decline in the future as a result of Pfizer’s decision to discontinue development of TRU-015, the anticipated completion of the research program in December 2010 under its collaboration agreement with Pfizer, and the anticipated increase in research and development expenses incurred by Trubion under its collaboration agreement with Abbott. Trubion’s revenues and research and development expenses under the Abbott collaboration may fluctuate depending on which party in the collaboration is incurring the majority of the development costs in any particular period.

Critical Accounting Policies and Significant Judgments and Estimates

Trubion’s management’s discussion and analysis of Trubion’s financial condition and operating results are based on Trubion’s unaudited financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires Trubion to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. Trubion bases its estimates on historical experience and on various other factors that Trubion believes are reasonable under the circumstances. An accounting policy is considered to be critical if it is important to a company’s financial condition and operating results, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. Trubion has discussed the selection and development of the critical accounting policies with the audit committee of its board of directors, and the audit committee has reviewed Trubion’s related disclosures in this proxy statement/prospectus. Although Trubion believes its judgments and estimates are appropriate, actual results may differ from those estimates.

Trubion’s significant accounting policies are described in Note 1 to its audited financial statements for the year ended December 31, 2009 attached as Annex G to this proxy statement/prospectus. Of Trubion’s significant accounting policies, Trubion believes that the following accounting policies relating to revenue recognition, preclinical study, clinical trial and manufacturing accruals, stock-based compensation and valuation of investments are the most critical to understanding and evaluating Trubion’s reported financial results.

Revenue Recognition

Trubion recognizes revenue from its collaboration agreements with Pfizer and Abbott, which consists of non-refundable, non-creditable upfront fees and license fees, collaborative research funding, regulatory and sales milestones future product royalties and future product sales. Revenue related to Trubion’s collaboration agreements is recognized as follows:

Upfront Fees and License Fee.  Non-refundable, non-creditable upfront fees and license fees received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis over the estimated term of the research and development service period. The estimated term of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available. Trubion also considers the time frame of its substantive contractual obligations related to research and development agreements when estimating the term of the research and development period. For each collaboration agreement, Trubion reviews its ongoing performance obligations on a regular basis and makes adjustments to the estimated term as additional information becomes available. During the third quarter of 2008, the estimated term of the research and development service period related to the Pfizer agreement was adjusted from six years and three months to seven years, or through December 2012, due to an extension of the estimated service period of Trubion’s obligations to conduct clinical activities under Trubion’s agreement with Pfizer. The adjustment during the third quarter of 2008 was the second adjustment to the estimated research and development service period since the inception of the collaboration agreement with Pfizer. Trubion has evaluated its ongoing substantive contractual obligations in connection with Pfizer’s decision to discontinue development of TRU-015 in June 2010 and believes that its estimated research and development service period, through December 2012, is still appropriate. Adjustments to the research and development service period are made prospectively. Trubion has made adjustments to the research and development service periods in the past and Trubion expects to revise its estimate of the development term in future periods due to the inherently uncertain nature of development terms. As a result, revenue may fluctuate materially in the future due to adjustments to the estimated term of the research and development service periods and Trubion’s substantive contractual obligations under its collaborations.

Collaborative Research Funding.  Certain internal and external research and development costs and patent costs are reimbursed in connection with Trubion’s collaboration agreements. Reimbursed costs under the Pfizer collaboration are recognized as revenue in the same period the costs are incurred. With respect to the reimbursement of development costs under the Abbott collaboration, Trubion and Abbott reconcile each quarter what each party has incurred for development costs, and Trubion records either a net receivable or a net payable in Trubion’s financial statements. For each quarterly period, if Trubion has a net receivable from Abbott, Trubion recognizes revenues by such amount, and if Trubion has a net payable to Abbott, Trubion recognizes additional research and development expenses by such amount. As a result, Trubion’s revenues and research and development expenses may fluctuate depending on which party in the collaboration is incurring the majority of the development costs in any particular quarterly period. Reimbursed costs are subject to the estimation processes described in the preclinical study, clinical trial and manufacturing accruals processes described below and are subject to change in future periods when actual activity is known. To date Trubion has not made any material adjustments to these estimates.

Milestones.  Payments for milestones that are based on the achievement of substantive and at-risk performance criteria will be recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. When payments are not for substantive or at-risk milestones, revenue will be recognized on a straight-line basis over the remaining estimated term of the research and development service period. The estimated term of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available.

Preclinical Study, Clinical Trial and Manufacturing Accruals

Trubion estimates its preclinical study, clinical trial and manufacturing accrued expenses based on its estimates of the services received pursuant to contracts with multiple research organizations and contract manufacturers that conduct, manage, and provide materials for preclinical studies and clinical trials on Trubion’s behalf. The financial terms of these agreements vary from contract to contract and may result in uneven payment flows. Research and development costs are expensed as the related goods are delivered or the related services are performed. Trubion’s preclinical study, clinical trial and manufacturing expenses include fees paid to the following:

•	contract research organizations in connection with preclinical studies;

•	clinical research organizations and other clinical sites in connection with clinical trials; and

•	contract manufacturers in connection with the production of components and drug materials for preclinical studies and clinical trials.

Trubion records accruals for these preclinical studies, clinical trial and manufacturing expenses based on the estimated amount of work completed. All such costs are included in research and development expenses based on these estimates. Costs of setting up a preclinical study or clinical trial are expensed as the related services are performed. Costs related to patient enrollment in clinical trials are accrued as patients are enrolled in the trial. Trubion monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and discussions with research organizations. If Trubion has incomplete or inaccurate information, Trubion may, however, underestimate or overestimate activity levels associated with various preclinical studies and clinical trials at a given point in time. In the event Trubion underestimates, Trubion could record significant research and development expenses in future periods when the actual activity level becomes known. To the extent any of these expenses are reimbursable under Trubion’s collaboration agreements with Pfizer or Abbott, Trubion could also record significant adjustments to revenue when the actual activity becomes known. To date, Trubion has not made any material adjustments to its estimates of preclinical study, clinical trial and manufacturing expenses. Trubion makes good-faith estimates that Trubion believes to be accurate, but the actual costs and timing of preclinical studies, clinical trials and manufacturing runs are highly uncertain, subject to risks, and may change depending on a number of factors, including Trubion’s clinical development plan. If any of Trubion’s product candidates enter Phase III clinical trials, the process of estimating clinical trial costs will become more difficult because the trials will involve larger numbers of patients and clinical sites.

Stock-Based Compensation

Trubion accounts for stock-based compensation for employees and directors based on estimated fair values. Employee stock-based compensation expense recognized in the six months ended June 30, 2010 and June 30, 2009 was calculated based on awards ultimately expected to vest, and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture estimate is based on historical employee turnover rates and could differ from actual forfeitures. Compensation costs for employee stock options granted prior to January 1, 2006 were accounted for using the option’s intrinsic value or the difference, if any, between the fair market value of Trubion’s common stock and the exercise price of the option.

The fair value of each employee option grant in the six months ended June 30, 2010 and 2009, respectively, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Six Months Ended
	June 30,
	2010	2009

Risk-free interest rate	2.44%-2.77%	2.13%-2.64%
Weighted-average expected life (in years)	5.99	5.98
Expected dividend yield	0%	0%
Expected volatility rate	100%-102%	88%-91%
Weighted-average estimated fair value of employee options	$3.06	$1.04

For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. The Black-Scholes model utilizes the estimated fair value of common stock and requires that, at the date of grant, Trubion makes assumptions with respect to the expected life of the option, the volatility of the fair value of the underlying common stock, risk-free interest rates and expected dividend yields of Trubion’s common stock. Trubion has assumed that non-employee stock options have an expected life of one to ten years and assumed common stock volatility between 65% and 105%.

Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, Trubion is required to update its valuation assumptions, remeasure unvested options and record the stock-based compensation using the valuation as of the vesting date. These adjustments may result in higher or lower stock-based compensation expense in the statement of operations than originally estimated. Changes in the market price of Trubion’s stock could materially change the value of an option and the resulting stock-based compensation expense. Trubion expects stock-based compensation expense associated with non-employee options to fluctuate in the future based on the volatility of Trubion’s future stock price.

Valuation of Investments

Trubion classifies its investment portfolio as available-for-sale. The cost of securities sold is based on the specific identification method. Trubion carries its investments in debt securities at fair value, estimated as the amount at which an asset or liability could be bought or sold in a current transaction between willing parties. In accordance with its investment policy, Trubion diversifies its credit risk and invest in debt securities with high credit quality. The majority of Trubion’s investments held as of June 30, 2010 are in active markets and Trubion’s estimate of fair value is based upon quoted market prices. Fair value of investment not based on quoted market prices are valued using observable inputs. Trubion regularly evaluates the performance of its investments individually for impairment, taking into consideration the investment, volatility and current returns. If a determination is made that a decline in fair value is other-than-temporary, the related investment is written down to its estimated fair value. To date, the carrying values of Trubion’s investments have not been written down due to declines in value because such declines are judged to be temporary. Declines in the fair value of Trubion’s investments judged to be other than temporary could adversely affect Trubion’s future operating results. Trubion continues to monitor its credit risks and evaluate the potential need for impairment charges related to credit risks in future periods.

Recent Accounting Pronouncements

In October 2009, the FASB issued new guidance for multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. Trubion expects to adopt this guidance on January 1, 2011 and it will be applied prospectively for revenue arrangements entered into or materially modified after the date of adoption. Trubion is evaluating the affect this guidance will have on Trubion’s financial position, operating results, cash flows and disclosures.

In March 2010, the FASB issued new guidance for recognizing revenue under the milestone method. This new guidance allows an entity to make a policy election to recognize a substantive milestone in its entirety in the period in which the milestone is achieved. The new guidance also requires an entity that makes this policy election to disclose the following: (a) a description of the overall arrangement, (b) a description of each milestone and related contingent consideration, (c) a determination of whether each milestone is considered substantive, (d) the factors considered in determining whether the milestone is substantive and (e) the amount of consideration recognized during the period for milestones. This guidance did not have a material impact on Trubion’s financial position and results of operations, however this guidance will require additional disclosure in the period milestones are met.

Results of Operations for the Three Months and Six Months Ended June 30, 2010 and 2009

Revenue

Revenue recognized under Trubion’s collaboration agreements for the three months and six months ended June 30, 2010 and 2009 was as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Pfizer
Upfront fee	$1,218	$1,218	$2,437	$2,437
Collaborative research funding	2,360	2,901	4,915	5,894

Total Pfizer revenue	3,578	4,119	7,352	8,331
Abbott
Upfront fee	574	—	1,147	—
Collaborative research funding	1,545	—	2,710	—

Total Abbott revenue	2,119	—	3,857	—

Total revenue	$5,697	$4,119	$11,209	$8,331

Revenue increased to $5.7 million in the three months ended June 30, 2010 from $4.1 million in the three months ended June 30, 2009. Revenue increased to $11.2 million in the six months ended June 30, 2010 from $8.3 million in the six months ended June 30, 2009. The increase in the three and six months ended June 30, 2010 compared to the three and six months ended June 30, 2009 was due to revenue recognized from Trubion’s Abbott collaboration of $2.1 million and $3.9 million, respectively. The increase in revenue related to Trubion’s Abbott collaboration was partially offset by lower reimbursement revenue recognized from Trubion’s Pfizer collaboration due to lower costs related to the Phase IIb clinical trial for TRU-015 in the treatment of RA and a decrease in the amount of reimbursable legal fees. Revenue from Trubion’s Pfizer collaboration for the three and six months ended June 30, 2010 was $3.6 million and $7.3 million, respectively.

The Pfizer and Abbott upfront fees are being deferred and recognized on a straight-line basis over the estimated term of the research and development service periods. The Pfizer estimated service period is through 2012 and the Abbott estimated service period is through 2018. Reimbursement revenue is expected to fluctuate in the future due to the timing of reimbursed development and legal costs, and the recognition of the associated collaborative research revenue under Trubion’s collaboration agreements. Trubion expects revenue to decline in the future as a result of Pfizer’s decision to discontinue development of TRU-015, the anticipated completion of the research program in December 2010 under Trubion’s collaboration agreement with Pfizer, and the anticipated increase in research and development expenses incurred by Abbott under Trubion’s collaboration agreement with Abbott. Trubion’s revenues and research and development expenses under the Abbott collaboration may fluctuate depending on which party in the collaboration is incurring the majority of the development costs in any particular quarterly period. Trubion’s actual revenue, however, could differ materially from anticipated revenue.

Research and Development Expenses

Research and development expenses increased to $9.0 million in the three months ended June 30, 2010 from $8.1 million in the three months ended June 30, 2009. Research and development expenses decreased to $18.0 million in the six months ended June 30, 2010 from $20.2 million in the six months ended June 30, 2009. The increase in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 was due to increased clinical development costs related to the initiation of the Phase I/II clinical trial of TRU-016 (16201) and TRU-016 manufacturing costs. The decrease in the six months ended June 30, 2010 was primarily due to lower outside manufacturing costs related to Trubion’s TRU-016 product candidate and lower personnel and non-cash stock-based compensation costs due to the restructuring in February 2009. These decreases were partially offset by increased clinical trial costs for the Phase I/II clinical trial of TRU-016 (16201) and increased contract license fees. Trubion expects research and development expenses to increase in the future due to the expansion of

Trubion’s clinical activities related to TRU-016 and increases in preclinical research. Trubion expects these increases to be partially offset by decreases in TRU-016 manufacturing expenses as future manufacturing runs are anticipated to take place with Trubion’s partner Abbott. These costs may fluctuate depending on which party in the Abbott collaboration is incurring the majority of the development costs in any particular period. Trubion’s actual research and development expenses could differ materially from those anticipated.

At any time, Trubion has many ongoing research projects. Trubion’s internal resources, employees, and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Through its clinical development programs, Trubion is developing each of its product candidates in parallel for multiple disease indications, and through its basic research activities, Trubion is seeking to design potential drug candidates for multiple new disease indications. Due to the number of ongoing projects and Trubion’s ability to utilize resources across several projects, Trubion does not record or maintain information regarding the costs incurred for its research and development programs on a program-specific basis. In addition, Trubion believes that allocating costs on the basis of time incurred by its employees does not accurately reflect the actual costs of a project.

Trubion’s research and development activities can be divided into research and preclinical programs and clinical development programs. The costs associated with research and preclinical programs and clinical development programs approximate the following (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Research and preclinical programs	$4,358	$4,147	$9,468	$9,923
Clinical development programs:
TRU-015	1,465	2,004	3,124	3,826
TRU-016	2,817	1,709	4,671	5,752
Indirect	391	238	784	676

Total clinical development programs	4,673	3,951	8,579	10,254

Total research and development	$9,031	$8,098	$18,047	$20,177

Research and preclinical program costs consist of costs associated with Trubion’s product development efforts, conducting preclinical studies, personnel costs, lab expenses and indirect costs such as rent, utilities and depreciation. Research and preclinical program costs decreased in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to decreased personnel and non-cash stock-based compensation costs as a result of the restructuring in February 2009. These decreases were partially offset by increased contract license fees.

Clinical development costs consist of direct expenses such as clinical manufacturing costs, clinical trial site and investigator fees. Indirect costs include items such as personnel costs, rent, utilities and depreciation. Costs for TRU-015 decreased in the three months and six months ended June 30, 2010 compared to the three months and six months ended June 30, 2009 due to lower costs related to the Phase IIb clinical trial for TRU-015 in the treatment of RA. Costs for TRU-016 increased in the three months ended June 30, 2010 compared to the three months ended June 30, 2009 due to increased clinical development and manufacturing costs. Costs for TRU-016 decreased in the six months ended June 30, 2010 compared to the six months ended June 30, 2009 due to decreased outside manufacturing costs and costs incurred by Abbott that would have otherwise been incurred by Trubion. Costs for SBI-087 are incurred by Trubion’s partner, Pfizer, and as such are not included in the table above.

The majority of Trubion’s research and development programs are at an early stage and may not result in any approved products. Product candidates that may appear promising at early stages of development may not reach the market for a variety of reasons. Product candidates may be found to be ineffective or to cause harmful side effects during clinical trials, may take longer to pass through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals and may prove impractical to manufacture in commercial quantities at reasonable cost and with acceptable quality. As part of its business strategy, Trubion may enter into collaborative arrangements with third parties to complete the development and commercialization of Trubion’s product candidates and it is uncertain which of Trubion’s product candidates may be subject to future collaborative arrangements. The participation of a collaborative partner may accelerate the time to completion and reduce the cost to Trubion of a product candidate or it may delay the time to completion and increase the cost to Trubion due to the alteration of its existing strategy.

As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments, and the risks inherent in the development process, Trubion is unable to determine the duration and completion costs of the current or future clinical stages of Trubion’s product candidates or when, or to what extent, Trubion will generate revenue from the commercialization and sale of any of its product candidates. Development timelines, probability of success and development costs vary widely. Under the collaboration with Pfizer, Trubion is responsible for winding down the Phase IIa and IIb clinical retreatment trials of TRU-015 for RA. Under the collaboration agreement with Abbott, Trubion is the lead party responsible for the ongoing clinical trial for patients with CLL, manufacturing activities, and regulatory activities. While Trubion is currently focused on developing SBI-087 and other non-CD20 product candidates with Pfizer and Trubion’s TRU-016 product candidate with Abbott, together with other product candidates that are outside of Trubion’s collaborations, Trubion will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential and value to potential partners. In addition, due to the limited availability of capital, Trubion may not be able to fund programs adequately, if at all. Trubion anticipates developing additional product candidates, which will also increase its research and development expenses in future periods. Trubion does not expect any of its current product candidates to be commercially available in major markets before 2014, if at all.

General and Administrative Expenses

General and administrative expenses decreased to $2.2 million in the three months ended June 30, 2010 compared to $2.6 million in the three months ended June 30, 2009. General and administrative expenses decreased to $4.8 million in the six months ended June 30, 2010 compared to $5.7 million in the six months ended June 30, 2009. The decrease was primarily due to the resignation of Trubion’s chief executive officer in November 2009, resulting in lower personnel and non-cash stock-based compensation expense. Trubion expects its general and administrative expenses to increase in the future. Trubion’s actual general and administrative expenses could differ materially from those anticipated.

Net Interest Income (Expense)

Net interest income (expense) increased to an expense of $103,000 in the three months ended June 30, 2010 from an expense of $102,000 in the three months ended June 30, 2009. Net interest income (expense) increased to an expense of $207,000 in the six months ended June 30, 2010 from an expense of $124,000 in the six months ended June 30, 2009. The increase was the result of continued low interest rates and a decrease in Trubion’s average cash and investment balance. Trubion expects net interest expense to increase in the near future as a result of lower interest income from a declining cash balance and low interest rates that are not great enough to exceed interest expense on its debt.

Other Income

Other income was $20,000 in the three and six months ended June 30, 2010 resulting from a gain on the sale of investments.

Results of Operations for the Years Ended December 31, 2009, 2008 and 2007

Revenue

Revenue recognized under Trubion’s collaboration agreements for the years ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	2009	2008	2007

Pfizer	$15,855	$16,467	$20,148
Facet	2,148	—	—
Total revenue	$18,003	$16,467	$20,148

Revenue increased to $18.0 million in 2009 from $16.5 million in 2008. Revenue was $20.1 million in 2007. The increase in 2009 compared to 2008 was due to revenue recognized from Trubion’s Abbott collaboration of $2.1 million. The $2.1 million is comprised of $0.8 million for recognition of the $20 million upfront fee and $1.4 million equity premium and $1.3 million for collaborative research funding. The increase in revenue related to the Abbott collaboration was partially offset by lower revenue recognized from the Pfizer collaboration due to an extension of the recognition period of the upfront fee and lower reimbursement revenue due to lower costs related to the Phase IIb clinical trial for TRU-015 in the treatment of RA. Revenue from the Pfizer collaboration for the year ended December 31, 2009 was comprised of $11.0 million for collaborative research funding and $4.9 million for recognition of the $40 million upfront fee.

The decrease in 2008 compared to 2007 was due to a decrease in reimbursement revenue from the Pfizer collaboration related to the Phase IIb clinical trial for TRU-015 in the treatment of RA, an extension of the recognition of the upfront fee and a decline in reimbursable legal costs. Revenue for the year ended December 31, 2008 was comprised of $11.1 million for Pfizer collaborative research funding and $5.4 million for recognition of the $40 million Pfizer upfront fee.

Research and Development Expenses

Research and development expenses increased to $34.4 million from $31.6 million in 2008. Research and development expenses were $36.5 million in 2007. The increase in 2009 compared to 2008 was primarily due to higher outside manufacturing and clinical development costs related to the TRU-016 product candidate, partially offset by decreased lab expense and personnel costs. In connection with the restructuring in February 2009, Trubion incurred a $0.8 million charge in the first quarter of 2009 related to employee severance, benefits and outplacement services, $0.6 million of which was classified as research and development expense.

The decrease in 2008 compared to 2007 was primarily due to decreased outside manufacturing costs related to the TRU-016 product candidate, decreased clinical costs related to the Phase IIb clinical trial for TRU-015 and decreased costs for lab expenses for TRU-016.

At any time, Trubion has many ongoing research projects. Trubion’s internal resources, employees and infrastructure are not directly tied to any individual research project and are typically deployed across multiple projects. Through its clinical development programs, Trubion is developing each of its product candidates in parallel for multiple disease indications, and through its basic research activities, Trubion is seeking to design potential drug candidates for multiple new disease indications. Due to the number of ongoing projects and Trubion’s ability to utilize resources across several projects, Trubion does not record or maintain information regarding the costs incurred for Trubion’s research and development programs on a program-specific basis. In addition, Trubion believes that allocating costs on the basis of time incurred by its employees does not accurately reflect the actual costs of a project.

Trubion’s research and development activities can be divided into research and preclinical programs and clinical development programs. The costs associated with research and preclinical programs and clinical development programs approximate the following (in thousands):

	Year Ended December 31,
	2009	2008	2007

Research and preclinical programs	$17,954	$20,257	$21,344
Clinical development programs:
TRU-015	7,168	7,423	9,296
TRU-016	7,659	2,009	4,587
Indirect	1,615	1,919	1,239

Total clinical development programs	16,442	11,351	15,122

Total research and development	$34,396	$31,608	$36,466

Research and preclinical program costs consist of costs associated with Trubion’s product development efforts, conducting preclinical studies, personnel costs, lab expenses and indirect costs such as rent, utilities and depreciation. Research and preclinical program costs decreased in 2009 compared to 2008 due to decreased lab expense and personnel costs as a result of the restructuring in February 2009. Research and preclinical program costs decreased in 2008 compared to 2007 due to decreased lab expenses for TRU-016 as this program moved from a preclinical program to a clinical program.

Clinical development costs consist of direct expenses such as clinical manufacturing costs, clinical trial site and investigator fees. Indirect costs include items such as personnel costs, rent, utilities and depreciation. Costs for TRU-015 decreased in 2009 compared to 2008 and 2007 due to lower costs related to the Phase IIb clinical trial for TRU-015 in the treatment of RA. Costs for TRU-016 increased in 2009 compared to 2008 due to increased manufacturing costs and clinical development costs. Costs for TRU-016 decreased in 2008 compared to 2007 due to decreased outside manufacturing costs and decreased lab supplies. Costs for SBI-087 are incurred by Trubion’s partner, Pfizer, and as such are not included in the table above.

The majority of Trubion’s research and development programs are at an early stage and may not result in any approved products. Product candidates that may appear promising at early stages of development may not reach the market for a variety of reasons. Product candidates may be found to be ineffective or to cause harmful side effects during clinical trials, may take longer to pass through clinical trials than had been anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality. As part of its business strategy, Trubion may enter into collaborative arrangements with third parties to complete the development and commercialization of its product candidates and it is uncertain which of its product candidates may be subject to future collaborative arrangements. The participation of a collaborative partner may accelerate the time to completion and reduce the cost to Trubion of a product candidate or it may delay the time to completion and increase the cost to Trubion due to the alteration of Trubion’s existing strategy.

As a result of the uncertainties discussed above, the uncertainty associated with clinical trial enrollments, and the risks inherent in the development process, Trubion is unable to determine the duration and completion costs of the current or future clinical stages of its product candidates or when, or to what extent, Trubion will generate revenue from the commercialization and sale of any of its product candidates. Development timelines, probability of success and development costs vary widely. Under the collaboration with Pfizer, Trubion is responsible for winding down the Phase IIa and IIb clinical retreatment trials of TRU-015 for RA. In addition, Trubion is responsible for conducting clinical studies for TRU-015 niche indications. Under the collaboration agreement with Abbott, Trubion is the lead party responsible for the ongoing clinical trial for patients with CLL, manufacturing activities, and regulatory activities. While Trubion is currently focused on developing SBI-087 and other non-CD20 product candidates with Pfizer and the TRU-016 product candidate with Abbott, together with other SMIP product candidates that are outside of the collaborations, Trubion will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each product candidate, as well as an ongoing assessment as to the product candidate’s commercial potential and value to potential partners. In addition, due to the limited availability of capital Trubion may not be able to fund programs adequately, or at all. Trubion anticipates developing additional product candidates, which will also increase its research and development expenses in future periods. Trubion does not expect any of its current product candidates to be commercially available in major markets before 2014, if at all.

General and Administrative Expenses

General and administrative expenses increased to $12.4 million in 2009 from $11.4 million in 2008. General and administrative expenses were $10.8 million in 2007. The increase in 2009 compared to 2008 was primarily due to charges associated with the resignation of Trubion’s former CEO, partially offset by lower personnel-related costs as a result of the restructuring in February 2009. In connection with the restructuring in February 2009, Trubion incurred a $0.8 million charge in the first quarter of 2009 related to employee severance, benefits and outplacement services, $0.2 million of which was classified as general and administrative expense. The increase in 2008 compared to 2007 was primarily due to increased consulting and outside service fees and increased non-cash stock-based compensation expense partially offset by decreased fees related to filings for the protection of Trubion’s intellectual property.

Net Interest Income (Expense)

Net interest income (expense) decreased to an expense of $0.4 million in 2009 from a gain of $1.0 million in 2008 and a gain of $3.8 million in 2007. The decreases were the result of a decline in interest rates and a decrease in Trubion’s average cash and investment balance. Trubion expects net interest expense to increase in the near future as a result of lower interest income from a declining cash balance and low interest rates that are not great enough to exceed interest expense on Trubion’s debt.

Income Taxes

Since inception, Trubion has incurred operating losses and, accordingly, has not recorded a provision for income taxes for any of the periods presented. As of December 31, 2009, Trubion had net operating loss carry forwards for federal income tax purposes of $64.2 million. Trubion also had federal research and development tax credit carry forwards of $2.7 million. If not utilized, the net operating loss and tax credit carry forwards will expire between 2021 and 2029.

Liquidity and Capital Resources for the Six Months Ended June 30, 2010 and 2009

As of June 30, 2010, Trubion had $42.1 million in cash, cash equivalents and investments. Trubion has received the majority of its funding from the issuance of common stock, proceeds from its collaboration agreements, asset-based lease financings and interest earned on investments. Trubion’s cash and investment balances are held in a variety of interest bearing instruments, including obligations of United States government agencies, high credit rating corporate borrowers, and money market accounts. Trubion does not hold auction rate securities within its investment portfolio and, as of June 30, 2010, Trubion did not hold any corporate securities. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation.

Operating Activities.  Net cash used in operating activities decreased to $12.1 million in the six months ended June 30, 2010 from $14.7 million in the six months ended June 30, 2009.

Investing Activities.  Net cash provided by investing activities decreased to $6.1 million in the six months ended June 30, 2010 from $17.2 million in the six months ended June 30, 2009. Investing activities consist primarily of purchases, sales and maturities of marketable securities and capital purchases.

Financing Activities.  Net cash used in financing activities was $0.6 million in the six months ended June 30, 2010 and 2009. In the six months ended June 30, 2010 and 2009, financing activities consisted primarily of payments on an equipment financing arrangement of $0.6 million.

Based on its current operating plans, Trubion believes that its existing capital resources, together with interest thereon, will be sufficient to meet its financial obligations for at least the next 12 months. The key assumption underlying this estimate is that collaboration revenue and expenditures related to continued preclinical, manufacturing, and clinical development of its product candidates during this period will be within budgeted levels.

Trubion’s forecast of the period of time that its financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors discussed elsewhere in this proxy statement/prospectus. In light of the numerous risks and uncertainties associated with the development and commercialization of its product candidates and the extent to which Trubion enters into collaborations with third parties to participate in their development and commercialization, Trubion is unable to estimate the amounts of increased capital outlays and operating expenditures associated with product development. Trubion’s future funding requirements will depend on many factors, including:

•	the ability to raise capital through strategic partnerships or in the debt/equity markets;

•	the terms and timing of any additional collaborative or licensing agreements that Trubion may establish;

•	milestone payments projected to be received under the Pfizer and Abbott collaboration agreements;

•	the determination by any of Trubion’s current collaboration partners to cease developing any product candidate that is the subject of that collaboration;

•	the scope, rate of progress, results and costs of Trubion’s preclinical testing, clinical trials, and other research and development activities;

•	the number of programs Trubion pursues;

•	the cost of establishing clinical and commercial supplies of Trubion’s product candidates;

•	the cost of preparing, filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

•	the cost, timing, and outcomes of regulatory approvals; and

•	the extent to which Trubion acquires or invests in businesses, products, or technologies.

Trubion will need to raise additional funds to support its operations, and such funding may not be available to Trubion on acceptable terms, if at all. If Trubion is unable to raise additional funds when needed, Trubion may not be able to continue development of its product candidates or Trubion could be required to delay, scale back, or eliminate some or all of its development programs and other operations. Trubion may seek to raise additional funds through public or private financing, strategic partnerships, or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If Trubion raises funds through collaborative or licensing arrangements, Trubion may be required to relinquish, on terms that are not favorable to Trubion, rights to some of Trubion’s technologies or product candidates that Trubion would otherwise seek to develop or commercialize itself. Trubion’s failure to raise capital when needed may harm its business and operating results.

Liquidity and Capital Resources for the Years Ended December 31, 2009, 2008 and 2007

As of December 31, 2009, Trubion had $54.8 million in cash, cash equivalents and investments. Trubion has received the majority of its funding from the issuance of common stock, proceeds from collaboration agreements, asset-based lease financings and interest earned on investments. Trubion’s cash and investment balances are held in a variety of interest bearing instruments, including obligations of United States government agencies, high credit rating corporate borrowers, and money market accounts. Trubion does not hold auction rate securities within its investment portfolio and as of December 31, 2009 Trubion did not hold any corporate securities. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation.

Operating Activities.  Net cash used in operating activities was $5.1 million, $23.9 million and $26.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash used in operations during 2009 was due to personnel-related costs, clinical trial costs, manufacturing costs, legal and professional fees, facilities costs, lab supplies to support Trubion’s research activities and administrative costs, partially offset by upfront fees received under the Abbott collaboration. Net cash used in operations during 2008 was primarily used for personnel-related costs, clinical trial costs, legal and professional fees, lab supplies to support research activities, facilities costs and administrative costs.

Investing Activities.  Net cash used in investing activities was $9.9 million in the year ended December 31, 2009. Net cash provided by investing activities was $12.4 million and $9.1 million for the years ended December 31, 2008 and 2007. Investing activities consist primarily of purchases, sales and maturities of marketable securities and capital purchases. Trubion’s purchases of securities increased during 2009 as a result of the $30.0 million in cash provided to Trubion as part of the collaboration agreement with Abbott. Additionally, Trubion had lower maturities in 2009 as a result of a lower average cash and investment balance. Purchases of property and equipment were $85,000, $1.3 million and $3.8 million in the years ended December 31, 2009, 2008 and 2007, respectively.

Financing Activities.  Net cash provided by financing activities was $7.4 million in the year ended December 31, 2009 compared to net cash used in financing activities of $373,000 in the year ended December 31, 2008. Net cash provided by financing activities was $2.7 million in the year ended December 31, 2007. In 2009 financing activities consisted primarily of a private placement of common stock to Abbott of $8.6 million and payments on an equipment financing arrangement of $1.3 million. In 2008, financing activities consisted primarily of $10.0 million in proceeds under a new debt facility, offset by $9.5 million in payments against pre-existing equipment financing arrangements and $900,000 in other debt payments. In 2007, financing activities consisted primarily of net proceeds from an equipment financing arrangement of $2.2 million.

Trubion entered into a loan and security agreement with Silicon Valley Bank, or SVB, effective July 25, 2008, the terms of which provide for a $10.0 million debt facility secured by a security interest in Trubion’s assets, other than intellectual property, and used $8.5 million of the proceeds from this debt facility to fully extinguish Trubion’s obligations with Comerica Bank, or Comerica, under its existing debt facility. In conjunction with extinguishing its obligations under the Comerica debt facility, Trubion also terminated the Comerica loan and security agreement and related interest rate swap agreement. Trubion incurred a fee of $165,000 in connection with the termination of the interest rate swap agreement, which is included in interest expense in the statements of operations for the year ended December 31, 2008. The full $10.0 million available under the SVB facility was drawn at closing and is payable in fixed equal payments of principal plus accrued interest at a fixed rate of 5.75% based on an 84-month amortization schedule with all principal and interest due July 25, 2013. As of December 31, 2009, $8.3 million was outstanding under the SVB loan and security agreement.

The loan and security agreement with SVB contains representations and warranties and affirmative and negative covenants that are customary for credit facilities of this type. The debt covenants in place by the loan and security agreement with SVB require Trubion to maintain a liquidity coverage of at least 1.5:1 and remaining months liquidity of at least 3:1. Trubion was in compliance with all covenants under the loan and security agreement as of December 31, 2009. The loan and security agreement could restrict Trubion’s ability to, among other things, sell certain assets, engage in a merger or change in control transaction, incur debt, pay cash dividends, and make investments. The loan and security agreement also contains events of default that are customary for credit facilities of this type, including payment defaults, covenant defaults, insolvency type defaults, and events of default relating to liens, judgments, material misrepresentations, and the occurrence of certain material adverse events. In addition, the loan and security agreement with SVB contains a material adverse change clause which may accelerate the maturity of the loan upon the occurrence of certain events. Trubion has no indication that Trubion is in default of the material adverse change clause and no scheduled loan payments have accelerated as a result of this provision.

Based on its current operating plans, Trubion believes that its existing capital resources, together with interest thereon, will be sufficient to meet its financial obligations for at least the next 12 months. The key assumption underlying this estimate is that expenditures related to continued preclinical, manufacturing, and clinical development of its product candidates during this period will be within budgeted levels.

Trubion’s forecast of the period of time that its financial resources will be adequate to support operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors discussed elsewhere in this proxy statement/prospectus. In light of the numerous risks and uncertainties associated with the development and commercialization of its product candidates and the extent to which Trubion enters into collaborations with third parties to participate in their development and commercialization, Trubion is unable to estimate the amounts of increased capital outlays and operating expenditures associated with product development. Trubion’s future funding requirements will depend on many factors, including:

•	the ability to raise capital through strategic partnerships or in the debt/equity markets;

•	the terms and timing of any additional collaborative or licensing agreements that Trubion may establish;

•	milestone payments projected to be received under the Pfizer and Abbott collaboration agreements;

•	the determination by any of the current collaboration partners to cease developing any product candidate that is the subject of that collaboration;

•	the scope, rate of progress, results and costs of Trubion’s preclinical testing, clinical trials, and other research and development activities;

•	the number of programs Trubion pursues;

•	the cost of establishing clinical and commercial supplies of Trubion’s product candidates;

•	the cost of preparing, filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights;

•	the cost, timing, and outcomes of regulatory approvals; and

•	the extent to which Trubion acquires or invests in businesses, products, or technologies.

Trubion will need to raise additional funds to support its operations, and such funding may not be available to Trubion on acceptable terms, if at all. The capital markets have been experiencing extreme volatility and disruption. The scope and extent of this disruption in the capital markets could make it difficult or impossible to raise additional capital in public or private capital markets until conditions stabilize. If Trubion is unable to raise additional funds when needed, Trubion may not be able to continue development of its product candidates or Trubion could be required to delay, scale back, or eliminate some or all of its development programs and other operations. Trubion may seek to raise additional funds through public or private financing, strategic partnerships, or other arrangements. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve restrictive covenants. If Trubion raises funds through collaborative or licensing arrangements Trubion may be required to relinquish, on terms that are not favorable to Trubion, rights to some of Trubion’s technologies or product candidates that Trubion would otherwise seek to develop or commercialize itself. Trubion’s failure to raise capital when needed may harm its business and operating results.

Trubion’s future contractual obligations as of December 31, 2009 were as follows (in thousands):

	Payments Due by Period
	Total	1 Year	2-3 Years	4-5 Years	Thereafter

Notes payable (including interest)	$9,531	$1,744	$3,486	$4,301	$—
Manufacturing commitment	2,100	2,100	—	—	—
Operating lease obligations	4,934	1,490	2,952	492	—

Total	$16,565	$5,334	$6,438	$4,793	$—

Off-Balance Sheet Arrangements

Since inception, Trubion has not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK OF TRUBION

Trubion’s exposure to market risk is primarily confined to its investment securities. The primary objective of its investment activities is to preserve its capital to fund operations. Trubion also seeks to maximize income from its investments without assuming significant risk. To achieve its objectives, Trubion maintains a portfolio of investments in a variety of securities of high credit quality. As of June 30, 2010, Trubion’s portfolio of investments consisted of money market accounts and U.S. treasury securities. Trubion has no exposure to auction rate securities within its investment portfolio. The securities in its investment portfolio are not leveraged, are classified as available for sale and, due to their short-term nature, are subject to minimal interest rate risk. Trubion currently does not hedge interest rate exposure on its investment securities. Trubion actively monitors changes in interest rates.

Trubion is also exposed to potential loss due to changes in interest rates. Its principal interest rate exposure is to changes in U.S. interest rates related to its investment securities. To estimate the potential loss due to changes in interest rates, Trubion performed a sensitivity analysis using the instantaneous adverse change in interest rates of 100 basis points across the yield curve. On this basis, Trubion estimates the potential loss in fair value that would result from a hypothetical 1% (100 basis points) increase in interest rates to be $62,000 and $5,000 as of June 30, 2010 and 2009, respectively.

SUPPLEMENTARY FINANCIAL INFORMATION OF TRUBION

Selected Quarterly Results of Operations

The following selected quarterly data should be read in conjunction with the Consolidated Financial Statements and Notes of Trubion and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Trubion” in this in this proxy statement/prospectus. This information has been derived from unaudited consolidated financial statements of Trubion that, in Trubion’s opinion, reflect all recurring adjustments necessary to fairly present Trubion’s financial information when read in conjunction with the Consolidated Financial Statements and Notes. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

Quarterly Consolidated Statements of Operations for 2009

	Year Ended December 31, 2009
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
	(in thousands, except per share data)

Collaboration revenue	$4,212	$4,119	$4,452	$5,220	$18,003
Operating expenses:
Research and development	12,079 (1)	8,098	7,410	6,809	34,396
General and administrative	3,110	2,621	3,146	3,552	12,429

Total operating expenses	15,189	10,719	10,556	10,361	46,825

Loss from operations	(10,977)	(6,600)	(6,104)	(5,141)	(28,822)
Net interest income (expense)	(22)	(102)	(123)	(114)	(361)

Net loss	$(10,999)	$(6,702)	$(6,227)	$(5,255)	$(29,183)

Basic and diluted net loss per share	$(0.61)	$(0.37)	$(0.33)	$(0.29)	$(1.55)

Shares used in computation of basic and diluted net loss per share	17,899	18,023	18,868	18,110	18,797

(1)	The quarterly period ending March 31, 2009 included $3.6 million for outside manufacturing costs for TRU-016.

Quarterly Consolidated Statements of Operations for 2008

	Year Ended December 31, 2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year
	(in thousands, except per share data)

Collaboration revenue	$3,963	$4,468	$3,766	$4,270	$16,467
Operating expenses:
Research and development	7,515	8,390	7,397	8,306	31,608
General and administrative	2,973	3,025	2,987	2,389	11,374

Total operating expenses	10,488	11,415	10,384	10,695	42,982

Loss from operations	(6,525)	(6,947)	(6,618)	(6,425)	(26,515)
Net interest income	557	315	36	48	956

Net loss	$(5,968)	$(6,632)	$(6,582)	$(6,377)	$(25,559)

Basic and diluted net loss per share	$(0.33)	$(0.37)	$(0.37)	$(0.36)	$(1.43)

Shares used in computation of basic and diluted net loss per share	17,831	17,851	17,859	17,882	17,856

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE OF TRUBION

None.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS,
DIRECTORS AND MANAGEMENT OF TRUBION

The following table sets forth the beneficial ownership of Trubion’s common stock as of September 3, 2010 by:

•	all persons known to Trubion, based on statements filed by such persons pursuant to Section 13(d) or 13(g) of the Exchange Act, to be the beneficial owners of more than 5% of its common stock and based on the records of BNY Mellon Shareowner Services LLC, its transfer agent;

•	each director of Trubion;

•	each of the executive officers named in the “2009 Summary Compensation Table” set forth in the proxy statement Trubion delivered to its stockholders in connection with its 2010 Annual Meeting of Stockholders; and

•	all current directors and executive officers as a group.

Except as otherwise noted, and subject to applicable community property laws, the persons named in this table have, to Trubion’s knowledge, sole voting and investing power for all of the shares of common stock held by them.

This table lists applicable percentage ownership based on 20,425,554 shares of common stock outstanding as of September 3, 2010. Options to purchase shares of Trubion common stock that are exercisable within 60 days of September 3, 2010 are deemed to be beneficially owned by the persons holding these options for the purpose of computing the number of shares owned by, and percentage ownership of, that person, but are not treated as outstanding for the purpose of computing any other person’s number of shares owned or ownership percentage.

Unless otherwise indicated, the address for each stockholder on this table is c/o Trubion Pharmaceuticals, Inc., 2401 4th Avenue, Suite 1050, Seattle, WA, 98121.

	Shares Beneficially Owned
	Exercisable	Number of Shares
	Stock	Beneficially	Percent of
Name of Beneficial Owner	Options(1)	Owned(2)	Class

5% Stockholders:
Emergent BioSolutions Inc., 2273 Research Boulevard, Suite 400, Rockville, MD 20850(3)	—	7,146,815	34.9%
Entities affiliated with ARCH Venture Partners(4)	—	2,357,046	11.5%
Entities affiliated with Frazier Healthcare Ventures(5)	—	2,237,940	11.0%
Entities affiliated with OBP Management IV L.P.(6)	—	2,197,300	10.8%
Entities affiliated with Venrock(7)	—	1,857,632	9.1%
Entities affiliated with Prospect Venture Partners(8)	—	1,857,631	9.1%
Entities affiliated with FMR LLC(9)	—	1,076,300	5.3%
Entities affiliated with First Eagle Investment Management, LLC(10)	—	1,385,479	6.8%
Entities affiliated with Facet Biotech Corporation(11)	—	2,243,649	11.0%

	Shares Beneficially Owned
	Exercisable	Number of Shares
	Stock	Beneficially	Percent of
Name of Beneficial Owner	Options(1)	Owned(2)	Class

Directors and Executive Officers:
Peter A. Thompson	453,534	839,953	4.0%
Steven Gillis, Ph.D.(12)	61,635	2,418,681	11.8%
Michelle G. Burris	159,549	159,549	*
Kathleen M. Deeley	111,742	111,742	*
Kendall M. Mohler, Ph.D.	248,021	388,227	1.9%
Scott C. Stromatt, M.D.	62,985	62,985	*
John A. Bencich	29,093	29,093	*
Lee T. Brettman, M.D., FACP	27,757	43,704	*
Patrick J. Heron(13)	27,500	2,265,440	11.1%
Anders D. Hove, M.D.(14)	27,500	1,885,132	9.2%
David A. Mann	34,135	47,070	*
Samuel R. Saks, M.D.	34,135	34,135	*
David Schnell, M.D.(15)	27,500	1,885,131	9.2%
All directors and executive officers as a group (12) persons	1,305,086	10,170,842	49.6%

*	Less than one percent.

(1)	This column lists the number of shares of Trubion common stock that the officers and directors have a right to acquire within 60 days of September 3, 2010 through the exercise of stock options.

(2)	This column consists of outstanding shares owned plus the options set forth in the previous column.

(3)	An aggregate number of 7,146,815 shares of Trubion common stock are subject to the support agreements dated August 12, 2010 entered into between Emergent BioSolutions and affiliates of each of ARCH Venture Partners, Frazier Healthcare, Venrock and Prospect Venture Partners. Neither this proxy statement/prospectus nor any of its contents shall be deemed to constitute an admission by Emergent that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. Based on the number of shares of Trubion common stock outstanding as of August 12, 2010, the number of shares of Trubion common stock covered by the support agreements represent approximately 34.9% of the Trubion’s outstanding common stock.

(4)	Based on information of beneficial ownership as of December 31, 2007 included in a Schedule 13G/A filed with the SEC on February 11, 2008. Each of ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P., Healthcare Focus Fund, L.P., ARCH Venture Partners, V, L.P., ARCH Venture Partners V, LLC, Steven Lazarus, Keith Crandell, Robert Nelsen, and Clinton Bybee reports shared voting and dispositive power over the shares beneficially owned by affiliated entities of ARCH Venture Partners. The address of all filing persons is 8725 W. Higgins Road, Suite 290, Chicago, IL 60631.

(5)	Based on information of beneficial ownership as of December 31, 2007 included in a Schedule 13G filed with the SEC on February 14, 2007. Each of FHM III, LLC, Frazier Healthcare III, LP and Patrick Heron, one of Trubion’s directors, reports shared voting and dispositive power over the 592,504 shares beneficially owned by Frazier Healthcare III, LP; each of FHM III, LLC, Frazier Affiliates III, LP and Patrick Heron reports shared voting and dispositive power over the 4,458 shares held by Frazier Affiliates III, LP; each of FHM IV, LP, Frazier Healthcare IV, LP and Patrick Heron reports sole voting and dispositive power over the 1,632,687 shares beneficially owned by Frazier Healthcare IV, LP; and each of FHM IV, LP, Frazier Affiliates IV, LP and Patrick Heron reports shared and voting dispositive power over the 8,291 shares held by Frazier Affiliates IV, LP. Patrick Heron disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein. The address of all filing persons is 601 Union Street, Suite 3200, Seattle, WA 98101.

(6)	Based on information of beneficial ownership as of December 31, 2007 included in a Schedule 13G/A filed with the SEC on February 12, 2008. OBP Management IV L.P. is the sole general partner of Oxford Bioscience Partners IV L.P. and mRNA Fund II L.P., and each of Oxford Bioscience Partners IV L.P., mRNA Fund II L.P., OBP Management IV L.P. and the general partners of OBP Management IV L.P., (Jeffrey T. Barnes, Jonathan J. Fleming, Michael E. Lytton and Alan G. Walton), reports shared voting and dispositive power over the shares beneficially owned by the affiliated entities of OBP Management IV L.P. The address of all filing persons is 222 Berkeley Street, Suite 1650, Boston, MA 02116.

(7)	Based on information of beneficial ownership as of December 31, 2006 included in a Schedule 13G/A filed with the SEC on February 14, 2007. Venrock Associates IV, L.P. beneficially owns 1,512,111 shares, Venrock Partners, L.P. beneficially owns 308,367 shares, and Venrock Entrepreneurs Fund IV, L.P. beneficially owns 37,154 shares, and each of the Venrock affiliated funds reports shared voting and dispositive power over the shares beneficially held by the affiliated entities of Venrock. The address of all filing persons is 530 Fifth Avenue, 22nd Floor, New York, NY 10036.

(8)	Based on information of beneficial ownership as of December 31, 2007 included in a Schedule 13G/A filed with the SEC on February 13, 2008. Prospect Management Co. II, L.L.C. serves as the general partner of Prospect Venture Partners II, L.P. and Prospect Associates II, L.P., and each of the managing members of Prospect Management Co. II share voting and dispositive power over the shares beneficially held by the affiliated entities of Prospect Venture Partners. The address of all filing persons is 435 Tasso Street, Suite 200, Palo Alto, CA 94301.

(9)	Based on information of beneficial ownership as of December 31, 2008 included in a Schedule 13G/A filed with the SEC on February 16, 2010. Edward C. Johnson 3d and FMR LLC, through its control of its wholly owned subsidiary Fidelity Management & Research Company, or Fidelity, each report sole dispositive power over the 1,076,300 shares owned by Fidelity. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds’ Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the funds’ Boards of Trustees. The address of all filing persons is 82 Devonshire Street, Boston, MA 02109.

(10)	Based on information of beneficial ownership as of August 17, 2010 included in a Schedule 13G filed with the SEC on August 24, 2010. The address of the filing person is 1345 Avenue of the Americas, New York, NY 10105.

(11)	Based on information of beneficial ownership as of September 1, 2009 included in a Schedule 13G filed with the SEC on September 9, 2009. The address of the filing person is 1500 Seaport Blvd., Redwood City, CA 94063.

(12)	Includes 2,357,046 shares of common stock held by entities affiliated with ARCH Venture Partners. Dr. Gillis is an employee of ARCH Venture Corporation, a service provider to ARCH Venture Fund V, L.P., ARCH V Entrepreneurs Fund, L.P. and Healthcare Focus Fund, L.P., each of which is a stockholder. Dr. Gillis disclaims beneficial ownership of shares owned by these entities, except to the extent of his proportionate partnership interest in ARCH Venture Fund V, L.P.

(13)	Includes 2,237,940 shares of common stock held by entities affiliated with Frazier Healthcare Ventures. Mr. Heron is a partner of FHM IV, LP, the general partner of Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P., and an affiliate of FHM III, LLC, the general partner of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P.; however, he disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest therein.

(14)	Includes 1,857,632 shares of common stock held by entities affiliated with Venrock. Dr. Hove is a partner of Venrock; however, he disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest therein.

(15)	Includes 1,857,631 shares of common stock held by entities affiliated with Prospect Venture Partners. Dr. Schnell is a managing member of Prospect Management Co. II, LLC, the general partner of these Prospect funds; however, he disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest therein.

THE SPECIAL MEETING OF TRUBION STOCKHOLDERS

This section contains information about the special meeting of Trubion stockholders that has been called to vote upon the proposals to adopt the merger agreement and, if necessary, to adjourn the special meeting.

Date, Time and Place

The Trubion special meeting of stockholders will be held on October 28, 2010, at 10 a.m., local time, on the first floor of Trubion’s offices located at 2401 4th Avenue, Seattle, Washington 98121.

Matters to Be Considered:

At the Trubion special meeting, Trubion stockholders will be asked to vote on a proposal to:

•	adopt the merger agreement; and

•	adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

No other business will be conducted at the special meeting.

Proxies

Each copy of this proxy statement/prospectus mailed to holders of Trubion common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a stockholder of record, you should vote your shares by (i) completing, signing, dating and returning the enclosed proxy card, (ii) using the telephone number on your proxy card or (iii) using the Internet voting instructions on your proxy card to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee to vote in accordance with the instructions you have received from your bank, broker or other nominee.

If you hold stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Trubion’s Corporate Secretary, or by attending the special meeting in person, notifying Trubion’s Corporate Secretary, and voting by ballot at the special meeting.

Any stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Trubion’s Corporate Secretary) of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Corporate Secretary
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Solicitation of Proxies

Since many Trubion stockholders may be unable to attend the special meeting, the Trubion board of directors is soliciting proxies to be voted at the special meeting to give each stockholder an opportunity to vote on all matters scheduled to come before the meeting and set forth in this proxy statement/prospectus. Trubion’s board of directors is asking stockholders to designate Steven Gillis and Michelle Burris, and/or either of them, as their proxies.

Trubion will pay all costs incurred in connection with the solicitation of proxies from its stockholders on behalf of its board of directors. In addition to solicitation by mail, the directors, officers and regular employees of Trubion may solicit proxies from stockholders in person or by telephone, telegram, facsimile or other electronic methods without compensation other than reimbursement for their actual expenses.

Arrangements also will be made with brokers, trustees and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Trubion will reimburse such custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection therewith.

Trubion has retained Innisfree M&A Incorporated, a professional proxy solicitation firm, to assist it in the solicitation of proxies. The fee payable to such firm in connection with the proxy solicitation is $8,500, plus reimbursement for reasonable out-of-pocket expenses.

Record Date

The close of business on September 21, 2010, has been fixed by the Trubion board of directors as the record date for the determination of holders of Trubion common stock entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of the meeting. At the close of business on the record date, there were 20,425,554 shares of Trubion common stock outstanding and entitled to vote held by 40 holders of record.

Voting Rights and Vote Required

The holders of a majority of the issued and outstanding shares of Trubion common stock entitled to vote at the special meeting must be represented in person or by proxy at the special meeting to constitute a quorum, which is necessary to conduct business at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present. Each share of Trubion common stock entitles the holder to one vote at the special meeting on all matters properly presented at the meeting.

The affirmative vote of the holders of at least a majority of all outstanding shares of Trubion common stock on the record date and entitled to vote at the special meeting is necessary to adopt the merger agreement. Because the affirmative vote of the holders of a majority of the outstanding shares of Trubion common stock entitled to vote at the special meeting is needed to approve the merger proposal, the failure to vote by proxy or in person will have the same effect as a vote against the approval of the merger proposal. Abstentions and broker non-votes will also have the same effect as a vote against the approval of the merger proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Trubion common stock on the record date entitled to vote and present in person or by proxy at the special meeting. Because approval of this proposal requires the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal. However, the failure to vote, either by proxy or in person, and broker non-votes, will have no effect on the adjournment proposal.

Shares Owned by Trubion Management and Certain Significant Holders on the Record Date

As of the record date, the directors and executive officers of Trubion and their affiliates owned in the aggregate 8,479,337 outstanding shares of Trubion common stock, representing approximately 41.5% of the outstanding shares of Trubion common stock entitled to vote at the special meeting. Certain significant holders of Trubion common stock (each of whom is affiliated with a member of Trubion’s board of directors) holding, in the aggregate, approximately 41% of the outstanding Trubion common stock have entered into support agreements as of September 3, 2010 pursuant to which they have agreed to vote a portion of their shares of Trubion common stock equaling approximately 35% in the aggregate of the outstanding Trubion common stock in favor of adoption of the merger agreement and the transactions contemplated by the merger agreement, and against, among other things, a competing transaction. See the section entitled “Support Agreements” beginning on page 141 of this proxy statement/prospectus.

Recommendation of Trubion Board of Directors

Trubion’s board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and has unanimously determined and declared that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Trubion and its stockholders. The board of directors of Trubion recommends that Trubion stockholders vote “FOR” the adoption of the merger agreement and “FOR” the approval of the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement. See the section entitled “The Merger — Trubion’s Reasons for the Merger; Recommendation of Trubion Board of Directors” beginning on page 98 of this proxy statement/prospectus.

Voting by Telephone or Via the Internet

In addition to voting by proxy or in person at the special meeting, Trubion stockholders also may vote their shares:

•	by telephone or internet, by following the instructions given in the enclosed proxy/voting instruction card.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned for the purpose of soliciting additional proxies if Trubion has not received sufficient votes to adopt the merger agreement at the special meeting. Any adjournments may be made without notice, other than an announcement at the special meeting, by approval of the affirmative vote of holders of at least a majority of shares of Trubion common stock who are present in person or represented by proxy at the special meeting. Any adjournment of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

At any time prior to convening the special meeting, Trubion’s board of directors may postpone the special meeting for any reason without the approval of Trubion’s stockholders. If postponed, Trubion will provide notice of the new meeting date as required by law. Although it is not currently expected, Trubion’s board of directors may postpone the special meeting for the purpose of soliciting additional proxies if Trubion has not received sufficient proxies to constitute a quorum or sufficient votes for adoption of the merger agreement. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow stockholders who have already sent in their proxies to revoke them at any time prior to their use.

Appraisal Rights

Under Delaware law, Trubion stockholders who dissent from the merger are entitled to appraisal rights in connection with the merger. Failure to take any of the steps required under Delaware law on a timely basis may result in the loss of these appraisal rights, as more fully described in “The Merger — Appraisal Rights of Dissenting Trubion Stockholders” beginning on page 123 of this proxy statement/prospectus.

Questions and Additional Information

Trubion stockholders who would like additional copies, without charge, of this proxy statement/prospectus or who have additional questions about the merger, including the procedures for voting their shares of Trubion common stock, should contact:

Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121
Attn: Investor Relations

or Trubion’s solicitation agent:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders Call Toll-Free at: (888) 750-5834
Banks and Brokers Call Collect at: (212) 750-5833

THE MERGER

General

The discussion of the merger in this proxy statement/prospectus and the description of the merger are only summaries of the material features of the proposed merger. Trubion stockholders can obtain a more complete understanding of the merger by reading the merger agreement and the CVR agreement, copies of which are attached to this proxy statement/prospectus as Annex A and Annex B, respectively, and are incorporated into this proxy statement/prospectus by reference. Trubion stockholders are encouraged to read the merger agreement and the other annexes to this proxy statement/prospectus in their entirety.

Background of the Merger

Trubion has been engaged in designing and developing compounds and product candidates since 1999 and has not generated any product revenue to date. Trubion’s net losses were $29.2 million, $25.6 million and $23.3 million in the years ended December 31, 2009, 2008 and 2007, respectively. As a result, Trubion has needed large amounts of capital to support its research and development efforts. As a regular part of Trubion’s business, from time to time it has considered opportunities to sustain its clinical development programs and research and development capabilities and fund its operations, including opportunities through strategic acquisitions, business combinations, investments, licenses and collaboration agreements. In light of the events described in more detail below, since 2008, this has included consideration of whether it would be in the best interests of Trubion and its stockholders to continue as a separate company, complete a substantial reduction in force and implement other significant changes in the scope of its operations, or to combine with or be acquired by another company.

In December 2005, prior to Trubion’s initial public offering, Trubion entered into a collaboration agreement with Wyeth, now a wholly owned subsidiary of Pfizer, for the development and worldwide commercialization of TRU-015 and other CD20-directed therapeutics. In connection with the agreement, Wyeth paid Trubion a $40 million non-refundable, non-creditable, up-front fee in January 2006 and purchased directly from Trubion in a private placement, concurrent with its initial public offering, 800,000 shares of Trubion common stock at the initial public offering price of $13.00 per share, resulting in net proceeds to Trubion of $10.4 million. Pfizer’s financial obligations under the collaboration agreement include additional amounts for reimbursement of agreed-upon external research and development costs and patent costs. Pursuant to the agreement, Pfizer is also obligated to make payments to Trubion of up to $250 million based on the achievement of specified regulatory and sales milestones for CD20-directed therapies and payments to Trubion of up to $200 million based on the specified achievement of regulatory and sales milestones for therapies directed to the small number of targets other than CD-20. In addition, Trubion will receive royalty payments in the event of future licensed product sales. Pfizer may terminate the agreement without cause at any time upon 90 days’ prior written notice.

In November 2007, the Trubion board of directors determined that one of its principal corporate objectives for 2008 was to consummate an additional collaboration agreement for the development and commercialization of TRU-016, which would provide additional funding for Trubion’s ongoing research and development programs in the form of upfront and ongoing milestone payments. In furtherance of this objective, and pursuant to the direction of the Trubion board of directors, at various times during 2008 and 2009, members of Trubion’s management team contacted over 30 potential partners and shared a variety of information regarding Trubion’s clinical programs and development plans. Except as described further below, none of these discussions progressed to a level that indicated that a strategic transaction with any of these parties was a likely possibility at that time.

In November 2008, worldwide capital markets began to experience significant disruptions as a result of macroeconomic conditions in the U.S. economy. This disruption, which has continued intermittently for nearly the last two years, has made it extremely difficult for biotechnology companies such as Trubion to raise additional capital in public or private capital markets on acceptable terms, if at all. In light of macroeconomic conditions and Trubion’s cash needs, Trubion’s board of directors again determined in November 2008 that one of its principal corporate objectives for 2009 should be to continue to explore and consummate an additional collaboration agreement or other strategic transaction or alliance that would provide the company with additional funding for Trubion’s ongoing research and development programs.

In an effort to further reduce its operating costs, in February 2009, Trubion announced a workforce reduction of approximately twenty-five percent of its employees, which included the elimination of certain existing positions across its research and administrative functions.

During the first half of 2009, pursuant to the direction of the Trubion board of directors, members of Trubion’s management team continued to meet with potential partners, including Facet Biotech Corporation. In addition, throughout this time, Dr. Peter A. Thompson, then chief executive officer of Trubion, was in regular contact with the Trubion board of directors and provided periodic updates, and solicited and received guidance from the Trubion board of directors, regarding all ongoing discussions. These discussions, with Facet and others, involved a wide range of possible strategic transactions, including, but not limited to, collaborations regarding TRU-016 and various other preclinical programs and possible business combinations.

On March 18, 2009, representatives from Facet met at Trubion’s offices in Seattle, Washington with Dr. Thompson and Dr. Steven Gillis, Trubion’s lead director at that time, to discuss the possibility of a business combination.

On March 20, 2009, Trubion received an unsolicited indication of interest from an executive of Company A, a biotechnology company focused on human antibodies that is publicly traded outside the United States, expressing an interest in exploring possible partnership opportunities, including potential licenses or options to license individual assets, co-development opportunities and a possible combination of the two companies. On March 31, 2009, Trubion entered into a nondisclosure agreement with Company A to facilitate further discussions.

On April 7, 2009, Trubion’s board of directors met telephonically and, among other things, engaged in separate meetings with representatives of MTS Health Partners and two other investment banking firms regarding strategic alternatives for the company.

On April 23, 2009, a representative of Facet delivered to Trubion a term sheet, which proposed a business combination between Trubion and Facet that would offer Trubion stockholders approximately $50 million in upfront payments with a further opportunity to receive additional payments of approximately $200 million based on the achievement of future milestones related to Trubion’s collaboration agreement with Pfizer and certain development and commercial milestones related to TRU-016. On that same day, Dr. Thompson, Ms. Michelle G. Burris, chief operating officer of Trubion, and Ms. Kathleen M. Deeley, general counsel of Trubion, participated in a telephonic conference with a representative of MTS Health Partners to discuss the terms of an engagement letter for MTS Health Partners to serve as Trubion’s financial advisor.

On April 24, 2009, Dr. Thompson was contacted by a member of the senior management team of Company B, a publicly-traded biotechnology company focused on oncology drugs, regarding possible interest in a transaction with Trubion. In addition, on that day, Dr. Thompson contacted a representative of Company C, a large publicly traded pharmaceutical company with which Trubion has had discussions, at various times over a period of several years, regarding its interest in Trubion’s intellectual property and other potential strategic transactions. Dr. Thompson indicated that Trubion had received a proposal regarding a possible business combination and inquired whether Company C would be interested in submitting its own proposal for such a transaction.

On April 30, 2009, Trubion engaged MTS Health Partners as its financial advisor. The terms of MTS Health Partners’ engagement were reflected in an engagement letter that was subsequently amended and restated on June 4, 2009.

At various times during the last week of April 2009 and the first two weeks of May 2009, members of Trubion’s management team met with representatives of MTS Health Partners and Fenwick & West LLP, Trubion’s legal advisor, regarding the matters set forth in the Facet term sheet.

On May 6, 2009, representatives of Company A conducted due diligence at Trubion’s offices and discussed a potential business combination with members of Trubion’s management team.

On May 11, 2009, a senior executive of Company B and Dr. Thompson had a telephone call for the purpose of exploring the possible interest of Company B in a business combination.

On May 12, 2009, Trubion’s board of directors met telephonically to discuss matters related to the possible transaction with Facet and the other possible transactions under discussion. Representatives from Trubion’s management team, MTS Health Partners and Fenwick participated in the board meeting. Members of the board of directors asked questions and provided guidance to the management team and MTS Health Partners regarding continued negotiation of terms and strategy.

On May 14, 2009, a representative of Company A requested additional financial information from Ms. Burris and Ms. Deeley regarding Trubion.

On May 15, 2009, Dr. Thompson communicated with members of Trubion’s board of directors regarding the offer from Facet. Also on May 15, 2009, Trubion presented Facet with a counter-offer to Facet’s term sheet proposing that Facet pay Trubion stockholders $85 million in upfront payments, with at least 60% payable in cash and the remainder in Facet stock, with further potential payments of $325 million based on the achievement of development and commercial milestones related to TRU-016 and additional further potential payments based on the sharing of milestone payments earned under Trubion’s collaboration agreement with Pfizer. On May 18, 2009, Dr. Thompson and Dr. Faheem Hasnain, Facet’s chief executive officer, had a phone call to discuss various matters related to the proposed terms for a merger between Facet and Trubion and a representative of MTS Health Partners discussed various related matters with a representative of Facet’s financial advisor.

Also on May 18, 2009, Dr. Thompson and a senior executive of Company A met in person and the senior executive advised Dr. Thompson that the board of directors of Company A had authorized Company A to proceed with further discussions regarding a possible business combination between Company A and Trubion.

On May 19, 2009, Dr. Thompson had a phone call with a senior executive from Company C during which the representative conveyed Company C’s interest in pursuing a possible business combination with Trubion. Company C’s continued interest in such a transaction was reconfirmed on May 22, 2009, in a phone call between Dr. Thompson and a senior executive from Company C.

On May 26 and 27, 2009, Trubion’s board of directors met in person and discussed, among other things, the status of various possible strategic transactions. Representatives of Trubion’s management team and Fenwick were present during the meeting.

On May 26, 2009, a senior executive of Company A delivered a letter to Dr. Thompson that set forth preliminary terms for a possible merger, indicating only a range of consideration between $4.00 and $6.00 per share and future possible payments in the form of contingent value rights. On May 29, 2009, a senior executive of Company A delivered an additional letter to Dr. Thompson that revised the terms of the possible merger, indicating a range of $5.00 to $7.00 per share to be paid solely in the form of shares of the stock of Company A with no future contingent payments.

On May 27, 2009, Facet delivered a revised term sheet to Trubion, which contemplated a merger transaction that would offer Trubion stockholders between $75 million and $85 million in upfront payments with a further opportunity to receive additional payments of less than $200 million based on the achievement of future milestones, which were not specifically enumerated but related primarily to the development and commercialization of certain Trubion assets.

On June 3, 2009, a representative of MTS Health Partners discussed process, timing and other matters, including the revised term sheet, with a representative of the financial advisor of Company A.

On June 5, 2009, representatives of Trubion, including Dr. Thompson and representatives of MTS Health Partners, had discussions with representatives of Facet, including Dr. Hasnain and representatives of Facet’s financial advisors, regarding Trubion’s collaboration with Pfizer and related matters regarding Trubion’s CD20-directed therapies.

On June 8, 2009, representatives of Company C conducted in-person diligence at Trubion’s offices in Seattle, Washington and Drs. Thompson and Gillis met with a senior executive of Company C to discuss further a potential business combination. On June 11, 2009, a representative of MTS Health Partners met with a representative of Company C to continue exploratory discussions regarding Company C’s interest in a business combination transaction with Trubion.

On June 11, 2009, a representative of MTS Health Partners and a representative of Company A’s financial advisor had a discussion during which the terms of Company A’s offer of May 29, 2009 were reconfirmed.

On June 12, 2009, representatives of Facet and Trubion met and mutually agreed to terminate further discussion regarding a merger transaction and to focus on seeking opportunities to strategically partner in respect of TRU-016.

On June 17, 2009, representatives of MTS Health Partners and representatives of Company A’s financial advisor had further discussions regarding process and valuation.

During June 2009, discussions continued between Trubion and Company C regarding a possible business combination transaction. Trubion and Company C executed a nondisclosure agreement and Trubion made additional due diligence materials available to Company C, although Company C ultimately declined to pursue a business combination.

On June 25, 2009, representatives of Trubion, including Dr. Thompson and a representative of MTS Health Partners, met with representatives of Company A, including Company A’s chief executive officer, at Company A’s headquarters for in-person diligence and further discussion of the terms for a potential business combination.

At various times during July 2009, representatives of Trubion and representatives of Company A met to continue diligence activities and negotiate the terms of the potential business combination. On July 9, 2009, legal counsel for Company A delivered a draft merger agreement to a representative of Fenwick.

On July 22, 2009, a representative of Company A informed a representative of Trubion that Company A was ceasing discussions regarding a possible business combination.

On July 31, 2009, representatives of Trubion met with representatives of Company B to continue discussions regarding a possible business combination. Discussions with Company B did not progress further.

From mid-June 2009 until mid-August 2009, Trubion and Facet commenced detailed discussions of the structure of a possible collaboration in respect of TRU-016, and the parties and their respective legal advisors drafted and negotiated the related definitive documentation.

On August 24, 2009, Trubion’s board of directors met in person to discuss and approve the proposed collaboration in respect of TRU-016. Representatives of Trubion’s management team and Fenwick were present. Between August 24, 2009 and August 27, 2009, definitive documentation was finalized and on August 27, 2009, Trubion entered into a collaboration agreement with Facet for the joint worldwide development and commercialization of TRU-016. The collaboration agreement includes TRU-016 in all indications and all other CD37-directed protein therapeutics. Trubion received an up-front payment of $20 million in cash in September 2009 and, pursuant to the collaboration agreement, may receive up to $176.5 million in additional contingent payments upon the achievement of specified development, regulatory and sales milestones. Trubion and Facet share equally the costs of all development, commercialization and promotion activities and all global operating profits. In connection with the collaboration agreement, Trubion and Facet also entered into a stock purchase agreement, pursuant to which Facet purchased 2,243,649 shares of Trubion’s common stock for an aggregate purchase price of $10 million.

On November 16, 2009, Dr. Thompson retired as Trubion’s chief executive officer and president, and also retired, effective as of November 15, 2009, from its board of directors to pursue other interests. On the same day, Trubion’s board of directors appointed Dr. Gillis as executive chairman of the board of directors and acting president. Trubion promptly commenced a nationwide search for a permanent principal executive officer. Between November 2009 and August 2010, Dr. Gillis and/or members of Trubion’s chief executive officer search committee interviewed 17 candidates for its principal executive officer position, although the search process was impacted in the latter part of that period as a result of the discussions regarding possible business combinations that were ongoing at that time. Trubion had been unable to reach mutually agreeable terms with a suitable candidate prior to the execution of the merger agreement with Emergent BioSolutions and the search has been suspended since that date.

On November 17, 2009, the Trubion board of directors again determined that one of its principal corporate objectives for 2010 should be to continue to explore the possibility for and, if appropriate, consummate at least one additional collaboration agreement for the development and commercialization of one or more of Trubion’s preclinical programs, which would provide additional funding for Trubion’s ongoing research and development programs in the form of upfront and ongoing milestone payments.

In furtherance of this objective, at various times during 2010 prior to the execution of the merger agreement with Emergent BioSolutions, Trubion contacted over 100 potential partners and various members of Trubion’s management team met with a total of 46 potential partners and shared a variety of information regarding Trubion’s preclinical programs and platform technologies. At the time of the execution of the merger agreement, only eleven of the meetings either were with potential partners with which Trubion had executed nondisclosure agreements prior to 2010, led to the execution of new non disclosure agreements or led to the expansion of existing nondisclosure agreements to cover additional information, and only two of the discussions had progressed to a point where the parties had been negotiating term sheets, both of which involved potential collaborations that would result in less than $10 million of potential non-contingent payments to Trubion during the first year of the collaboration.

In parallel with the strategic partnering activities that occurred during 2010, acting pursuant to the direction of the Trubion board of directors, Dr. Gillis and Ms. Burris met telephonically at various times with representatives of MTS Health Partners in order to compile a list of companies that might be interested in a business combination transaction with Trubion. Between November 2009 and August 2010, MTS Health Partners and/or representatives of Trubion contacted 17 potential acquirers. Of those, eight entered into nondisclosure agreements with Trubion and five conducted diligence on Trubion’s business and operations. Except as set forth below, none of the parties contacted during this process conveyed to Trubion serious interest in pursuing a transaction. In addition, throughout this time, Dr. Gillis was in regular contact with the Trubion board of directors and provided periodic updates, and solicited and received guidance from the Trubion board of directors, regarding all ongoing discussions.

On November 19, 2009, Dr. Gillis had a telephone call with the chief executive officer of Company A to determine whether Company A would be interested in reconsidering the possibility of a business combination. The following week Company A informed Dr. Gillis that it was not interested in resuming such discussions.

On December 2, 2009, Dr. Gillis and Ms. Burris met with representatives of Company C, which had been acquired, to discuss whether Company C would be interested in reconsidering the possibility of a business combination. Thereafter, Trubion provided additional diligence materials to Company C. However, on February 2, 2010, representatives of Company C again informed representatives of Trubion that it was not interested in pursuing a business combination.

On December 3, 2009, members of the board of directors of Company D, a publicly traded biotechnology company focused on RNA-based therapeutics, contacted Dr. Gillis about a potential business combination. Following execution of a nondisclosure agreement, representatives of Company D and Trubion met multiple times and exchanged information regarding each company’s respective proprietary technologies and development candidates. Discussions ended at the end of March 2010.

On March 9, 2010, Abbott Laboratories announced a definitive agreement related to its tender offer to purchase all of Facet’s outstanding common stock. On April 21, 2010, the transaction closed.

On March 16, 2010, Ms. Burris, who had been appointed as Trubion’s chief operating officer, met with a representative of Wedbush and he presented her with information regarding the possibility for a possible strategic transaction with Emergent BioSolutions. On April 13, 2010, Trubion executed a nondisclosure agreement with Emergent BioSolutions. During April and May 2010, members of Trubion’s senior management team met with representatives of Emergent BioSolutions to discuss terms for a possible business combination between the two companies.

On April 15, 2010, Dr. Gillis met with a representative of Company E to discuss Trubion’s existing collaboration with Facet and whether Company E would be interested in acquiring Trubion’s 50% interest in respect of non-North American rights to TRU-016.

On May 19, 2010, Emergent BioSolutions delivered a written indication of interest to Trubion in respect of a possible business combination that would offer Trubion stockholders and optionholders an aggregate of approximately $100 million to $115 million in upfront payments with additional consideration, if any, to be in the form of structured payments. On May 20, 2010, Ms. Burris, Ms. Deeley, a representative of MTS Health Partners and representatives of Emergent BioSolutions met telephonically to discuss possible transaction terms and Trubion provided Emergent BioSolutions with access to Trubion’s electronic data room to facilitate due diligence.

On May 25 and 26, 2010, Trubion’s board of directors met in person and discussed, among other things, potential strategic alternatives available to the company, including Emergent BioSolutions’ written indication of interest. Representatives of Trubion’s management team and Fenwick were present.

On May 25, 2010, Dr. Gillis met with the chief executive officer of Company F, a publicly traded biotechnology company focused on oncology products, and discussed the possibility of entering into a business combination and, on June 1, 2010, Trubion and Company F entered into a nondisclosure agreement.

On May 28, 2010, Dr. Gillis contacted a representative of Company E and disclosed that Trubion had received an unsolicited offer for a business combination from a third party and inquired as to Company E’s interest in pursuing a business combination. The parties entered into a nondisclosure agreement on June 2, 2010. On June 11, 2010, a representative of Company E informed Dr. Gillis that it was declining the opportunity for further discussions regarding a business combination with Trubion.

On June 6, 2010, Trubion’s board of directors met telephonically to discuss a possible transaction with Emergent BioSolutions. The board of directors also discussed contingent alternatives to the completion of a transaction with Emergent BioSolutions, which included significantly reducing Trubion’s headcount and expenditures by eliminating its research organization in order to preserve the company’s cash resources. Representatives of Trubion’s management team and Fenwick were present. On June 8, 2010, pursuant to the direction of the Trubion board of directors, Trubion delivered a written counterproposal to the indication of interest delivered by Emergent BioSolutions on May 19, 2010 proposing that Emergent Biosolutions pay Trubion stockholders $6.00 per share in upfront payments, with at least 20% but no more than 50% to be paid in cash and the remainder in Emergent Biosolutions stock, with further potential payments based on the achievement of future milestones related to Trubion’s collaboration agreements with Pfizer and Abbott during the 36-months after the closing of an acquisition.

On June 14, 2010, Trubion announced that Pfizer had decided to discontinue development of TRU-015, an investigational drug in Phase II evaluation for the treatment of rheumatoid arthritis that was being developed under the collaboration agreement between Trubion and Pfizer.

On June 15, 2010, a representative of Company F provided Dr. Gillis with a written list of diligence inquiries regarding Trubion.

During early June 2010, Emergent BioSolutions continued its due diligence review of Trubion and its research and development programs. On June 20, 2010, Trubion’s board of directors again met telephonically to discuss the proposed strategic transaction with Emergent BioSolutions. Representatives of Trubion’s management team and Fenwick were present.

On June 21, 2010, Emergent BioSolutions provided Trubion with a revised written proposal for a business combination and members of Trubion’s management team, including Dr. Gillis, Ms. Burris and Ms. Deeley, and a representative of MTS Health Partners had a telephone call with representatives of Emergent BioSolutions to discuss the revised terms. The June 21 proposal stated that Emergent BioSolutions was prepared to pay upfront consideration of $117.8 million at the closing of the transaction, with at least 20% but no more than 50% of the upfront consideration to be paid in cash and the balance to be paid in shares of Emergent BioSolutions stock. The June 21 proposal further provided that Emergent BioSolutions would pay up to an additional $17 million in future payments contingent on the achievement of milestones under the Pfizer and Abbott collaboration agreements before the third anniversary of the closing of the Emergent BioSolutions transaction. In its June 21 proposal, Emergent BioSolutions requested a 45-day exclusivity period in order to negotiate definitive agreements and provided a proposed form of exclusivity agreement.

On June 22, 2010, Trubion provided Emergent BioSolutions with a written counterproposal to the revised proposal received on June 21, 2010. The June 22 Trubion counterproposal called for upfront consideration of $120 million, with at least 20% but no more than 50% of the upfront consideration to be paid in cash and the balance to be paid in shares of Emergent BioSolutions stock. The June 22 Trubion counterproposal also provided for contingent payments totaling up to an additional $19.4 million.

On June 23, 2010, representatives of Emergent BioSolutions conducted due diligence meetings in Seattle, Washington and members of Trubion’s management team, including Ms. Deeley, Ms. Burris, Drs. Gillis and Mohler, chief scientific officer of Trubion, and others, and members of Emergent BioSolutions’ management team discussed the terms of the proposals and, at Emergent BioSolutions’ request, the possibility of entering into exclusive negotiations.

On June 24, 2010, Dr. Gillis informed the chief executive officer of Company F of the possibility that, in light of, among other things, Company F’s inability to offer business combination terms that were competitive with those already presented by a third party, Trubion would be entering into exclusive negotiations regarding a business combination with the third party.

On June 24, 2010, members of Trubion’s management team, including Ms. Burris had a telephone call with members of Emergent BioSolutions’ management team to discuss Trubion’s response to the revised proposal from Emergent BioSolutions.

On June 25, 2010, Trubion provided Emergent BioSolutions a revised form of exclusivity agreement. The revised proposal, among other things, provided that Trubion would have the right to participate in negotiations with or furnish information to any third party that submitted an unsolicited proposal for a transaction that the Trubion board determined in good faith would be more favorable to Trubion stockholders. It also provided that exclusivity would terminate immediately in the event that Emergent BioSolutions proposed terms for the transaction that were less favorable to Trubion stockholders than those set forth in its current proposal. On June 26 and June 27, 2010, negotiations and discussions regarding the terms for the transaction and for exclusivity continued. On June 28, 2010, members of Trubion’s management team, including Dr. Gillis, Ms. Burris and Ms. Deeley met in Rockville, Maryland with members of Emergent BioSolutions’ management team to further discuss the terms of the proposed transaction and the proposed exclusivity terms.

On June 29, 2010, Emergent BioSolutions provided Trubion a revised proposal for a merger, which included upfront consideration of $117.8 million, with at least 20% but no more than 50% to be paid in cash and the balance to be paid in shares of Emergent BioSolutions stock, as well as contingent payments of up to $17.75 million upon the achievement of milestones under the Pfizer and Abbott collaboration agreements.

On June 29, 2010, Trubion’s board of directors met telephonically to discuss the terms of the proposed transaction with Emergent BioSolutions. Representatives of Trubion’s management team, MTS Health Partners and Fenwick participated in the meeting. At the meeting, Trubion’s board of directors discussed the status and terms of the proposed transaction as set forth in the June 29 proposal, as well as the proposed exclusivity terms. Dr. Gillis described the negotiations and discussion that led to the proposal. Representatives of MTS Health Partners delivered a presentation regarding the financial analyses of certain strategic options available to the company. A representative of Fenwick advised Trubion’s board of directors with respect to related legal matters. Following these discussions, Trubion’s board of directors approved the execution of an exclusivity letter with Emergent BioSolutions that extended the exclusivity period to July 26, 2010, subject to Trubion’s right to participate in negotiations with a third party that submitted an unsolicited proposal for a transaction that the Trubion board determined in good faith would be more favorable to Trubion stockholders. It also provided that exclusivity would terminate immediately in the event that Emergent BioSolutions proposed terms for the transaction less favorable to Trubion stockholders than those set forth in Emergent BioSolutions’ current proposal.

On June 30, 2010, Trubion executed an exclusivity letter with Emergent BioSolutions that was in accordance with the terms approved by the Trubion board of directors and delivered an initial draft of the merger agreement and related transaction documents to Emergent BioSolutions.

On July 1, 2010, Fenwick delivered a written request for diligence materials to Emergent BioSolutions. On the same date, Emergent BioSolutions notified Trubion that Bingham McCutchen LLP was serving as its legal counsel in respect of the proposed transaction.

On July 7, 2010, Emergent BioSolutions made diligence materials available to Trubion and Fenwick in an electronic data room.

On July 9, 2010, Bingham delivered initial comments on the merger agreement and related transaction documents to Fenwick. On July 14, 2010, Fenwick delivered revised versions of the merger and related agreements to Bingham. On July 15 and 16, 2010, representatives of Trubion and Fenwick met in person with representatives of Emergent BioSolutions and Bingham at Emergent BioSolutions’ offices in Rockville, Maryland to discuss diligence and to negotiate the merger agreement and related transaction documents.

On July 14, 2010, Emergent BioSolutions notified Trubion that it had engaged Wedbush as its financial advisor.

From July 16 through July 28, 2010, representatives of Fenwick and Bingham conferred telephonically and exchanged drafts of the transaction documents, continuing progress toward finalizing the definitive documentation for the transaction. In addition, Emergent BioSolutions continued its due diligence review of Trubion and Trubion continued its due diligence review of Emergent BioSolutions. Among the key issues in the definitive documentation subject to negotiation were the conditions to closing of the transaction, including the material adverse effect conditions to the closing and whether certain third-party consents or approvals would be required by Emergent BioSolutions as a condition to closing, the amount of the termination fee payable by Trubion and the circumstances under which such a fee would be payable (with the parties ultimately agreeing to a $3 million termination fee), the terms of the lock-up agreements, the scope of Emergent BioSolutions’ representations, warranties and covenants to Trubion and the information and dispute resolution provisions of the contingent value rights agreement.

On July 26, 2010, the exclusivity agreement expired and was not extended. On July 28, 2010, Emergent BioSolutions notified Trubion that, due to concerns regarding potential consequences of Abbott not continuing its strategic collaboration with Trubion, and a declining Trubion stock price, it was revising the terms of its offer to reduce the upfront consideration and increase the contingent consideration tied to the achievement of milestones. Representatives of Wedbush contacted representatives of MTS Health Partners to convey the revised proposal, which maintained the aggregate deal consideration of $135.55 million but provided for a reduced upfront payment of $86.55 million in the aggregate and $49.0 million in post-closing contingent consideration subject to the achievement of milestones.

On July 28, 2010, following the expiration of Trubion’s exclusivity letter with Emergent BioSolutions, Ms. Burris contacted a representative of Company E again regarding Company E’s interest in acquiring Trubion’s 50% interest in respect of non-North American rights to TRU-016. On August 1, 2010, Company E declined to pursue such an opportunity.

On July 29, 2010, Trubion’s board of directors met telephonically to discuss the revised proposal and to evaluate strategic alternatives to the Emergent BioSolutions transaction. Representatives of Trubion’s management team, MTS Health Partners and Fenwick were present. At the meeting, Trubion management presented information regarding Trubion’s estimated cash availability and requirements through 2012 based on the current business plan, as well as an alternative plan to preserve cash resources that would call for a substantial reduction in force, the cessation of all preclinical programs and the completion of a small equity financing based on currently available terms. MTS Health Partners presented information regarding the current Emergent BioSolutions proposal and the implied premium over Trubion’s recent trading prices, as well as premiums paid in comparable transactions in the biotechnology industry. Following discussion, the Trubion board of directors advised Dr. Gillis and MTS Health Partners to return to Emergent BioSolutions with a counterproposal. Later that day representatives of MTS Health Partners met telephonically with representatives of Wedbush to deliver the Trubion counterproposal, which increased the upfront payments to $102.3 million and reduced the contingent payments to $35.5 million for a total consideration value of up to $137.8 million.

On July 30, 2010, Bingham delivered further comments on the revised merger agreement and related transaction documents.

Also, on July 30, 2010, Wedbush delivered a further revised proposal to MTS Health Partners providing for $95.7 million in upfront consideration, with 70% of the upfront consideration paid in Emergent BioSolutions stock and 30% paid in cash, and $39.8 million in contingent post-closing cash payments for a total consideration value of up to $135.5 million. Representatives of Trubion and Emergent BioSolutions discussed and further negotiated the revised proposal. On August 1, 2010, agreement in principle was reached on the economic terms for the transaction, which included an upfront payment of $4.55 per share (for an implied aggregate value of approximately

$96.8 million), with 70% of the upfront consideration paid in Emergent BioSolutions stock and 30% paid in cash, and $38.7 million in contingent post-closing cash payments for a total consideration value of $135.5 million. These terms are set forth in the final merger agreement and described herein. At the time, however, the execution of definitive agreements regarding the merger remained subject to continued due diligence by both parties and continued negotiation of the terms and conditions of the merger agreement and related transaction documents.

On July 30, 2010, Bingham delivered a revised copy of the merger agreement to Fenwick. Between July 30, 2010 and August 12, 2010, representatives of Trubion and Fenwick, on the one hand, and Emergent BioSolutions and Bingham, on the other hand, met telephonically and exchanged drafts of the transaction documents, continuing progress toward finalizing the definitive documentation for the transaction. In addition, Emergent BioSolutions continued its due diligence review of Trubion and Trubion continued its due diligence review of Emergent BioSolutions.

On August 12, 2010, the Trubion board of directors held a special telephonic meeting to discuss and consider the negotiated terms of the transaction documents with Emergent BioSolutions and to seek to reach a final determination of the board of directors’ views on the merger agreement and the proposed merger. At the meeting MTS Securities, LLC, or MTS, an affiliate of MTS Health Partners, reviewed with the Trubion board of directors, MTS’ financial analysis of the consideration to be received by the holders of Trubion common stock in the merger. After the presentation, representatives of MTS discussed and responded to questions from the Trubion board of directors regarding the financial analysis. Following further discussion, MTS provided an oral opinion, later confirmed in writing, to the effect that, based upon and subject to the various assumptions made, procedures followed, matters considered and limitations described, as of August 12, 2010, the merger consideration to be received by the holders of shares of Trubion common stock (other than Emergent BioSolutions, merger sub, and their affiliates) pursuant to the merger agreement is fair, from a financial point of view, to such holders. A representative of Fenwick then reviewed the negotiated terms of the merger agreement and related documents and discussed the fiduciary duties of the Trubion board of directors with respect to the proposed agreements and the transactions contemplated by them.

Following additional discussion, and after considering, among other things, the factors described below under “— Trubion’s Reasons for the Merger; Recommendation of Trubion Board of Directors,” the Trubion board of directors unanimously adopted resolutions recognizing that the proposed terms of the merger agreement and other transaction documents, and the merger and other transactions contemplated by the merger agreement, are advisable and fair to and in the best interests of Trubion and its stockholders, adopting the merger agreement and other transaction documents, approving the merger and the other transactions contemplated by the merger agreement, authorizing execution of the merger agreement and related documents and recommending that Trubion stockholders adopt the merger agreement.

After the Trubion board of directors meeting adjourned, Fenwick and Bingham finalized the definitive documentation for the transaction, and the merger agreement and related agreements were executed. The transaction was publicly announced in a press release issued after the closing of the market on August 12, 2010.

Trubion’s Reasons for the Merger; Recommendation of Trubion Board of Directors

The Trubion board of directors, acting with the advice and assistance of its financial and legal advisors, MTS and Fenwick, evaluated the terms and conditions of the merger agreement and related transactions. All of the members of the Trubion board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to and in the best interests of, Trubion and its stockholders, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger, and (iii) resolved to recommend that Trubion stockholders vote in favor of the adoption of the merger agreement.

Trubion’s board of directors considered a number of factors in its deliberations, including, among others, the following:

•	the possible alternatives to a sale of Trubion and the risks and uncertainties related to not selling the company, including the risks involved in Trubion’s product development pipeline, and the fact that Trubion would need to raise significant additional capital to support its business operations (which, if available, would likely result in further significant dilution to Trubion’s stockholders), cease preclinical activities and complete a substantial reduction in force;

•	the risk that Trubion or its partners would be unable to successfully commercialize Trubion’s partnered clinical product candidates and that applicable milestones giving rise to milestone payments to Trubion under the Pfizer and Abbott collaboration agreements might not be achieved;

•	Trubion’s inability to complete additional strategic collaboration transactions during the period from August 2009 through August 2010 despite Trubion management’s attempts to attract and complete such transactions;

•	the fact that Trubion’s common stock has traded at low volumes on the Nasdaq Global Market for a significant period of time, which has made it difficult for Trubion to raise capital in the public or private markets or offer opportunities for liquidity to its existing stockholders;

•	a sale process that presented the opportunity for a business combination with Trubion to a substantial number of third parties and generated several potentially interested parties but ultimately culminated in only the Emergent BioSolutions offer;

•	the fact that the upfront merger consideration, based on the average trading price of Emergent BioSolutions common stock for the five consecutive trading days ending August 11, 2010, the last full trading day before the announcement of the merger, represents an approximately 57% premium over the closing price ($2.90) of Trubion common stock on the Nasdaq Global Market on August 11, 2010, and represents, based on the closing price of Emergent BioSolutions common stock on September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, an approximately 49% premium over the closing price ($2.90) of Trubion common stock on August 11, 2010;

•	the fact that the total potential merger consideration, including the potential CVR payments, based on the average trading price of Emergent BioSolutions common stock for the five consecutive trading days ending August 11, 2010, the last full trading day before the announcement of the merger, represents an approximately 117% premium over the closing price ($2.90) of Trubion common stock on August 11, 2010, and represents, based on the closing price of Emergent BioSolutions common stock on September 22, 2010, the last trading day prior to the date of this proxy statement/prospectus, an approximately 109% premium over the closing price ($2.90) of Trubion common stock on August 11, 2010;

•	the fact that a significant portion of the merger consideration consists of shares of Emergent BioSolutions common stock, which allows Trubion stockholders to benefit from any future growth of the combined company, and the possibility that Trubion’s business would benefit from the greater resources of Emergent BioSolutions;

•	the fact that the CVRs represent further potential upside to the upfront merger consideration that, if paid, would add approximately $1.75 per share in cash value for Trubion stockholders based on the number of shares of Trubion common stock outstanding on August 11, 2010 and the number of Trubion stock options outstanding as of such date with a per share exercise price below $4.55;

•	the fact that the financial and other terms and conditions of the merger agreement and the transactions contemplated by the merger agreement were the product of extensive arm’s-length negotiations between the parties;

•	the fact that under the terms of the merger agreement, the completion of the merger is not conditioned on Emergent BioSolutions’ ability to obtain financing or an affirmative vote of its stockholders and there are very limited conditions to closing, increasing the likelihood that the transaction will be consummated;

•	the MTS financial analysis of the merger consideration and the opinion of MTS, delivered on August 12, 2010, to the effect that, as of such date and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the merger consideration to be received by the holders of shares of Trubion common stock (other than Emergent BioSolutions, merger sub, and their affiliates) pursuant to the merger agreement is fair from a financial point of view to such holders, as described below in the section entitled “— Opinion of Trubion’s Financial Advisor”;

•	the terms of the merger agreement that, subject to compliance with certain terms and conditions permit the Trubion board of directors:

•	in the exercise of its fiduciary duties, to furnish nonpublic information in response to, and to negotiate with regard to, unsolicited alternative proposals, if the board of directors determines in good faith after consultation with outside counsel that an unsolicited alternative offer could lead to a superior offer; and

•	to change its recommendation with respect to the merger if the board of directors determines in good faith, after it has received a superior offer and after consultation with outside counsel, that the failure to do so would reasonably be expected to result in a breach of its fiduciary duties;

•	the belief that the termination fee amount under the merger agreement, and the circumstances under which the termination fee would be required to be paid, are reasonable compared to other similar public company merger transactions, and would not unreasonably deter another potential bidder from considering a transaction with Trubion at a higher price;

•	the results of Trubion’s due diligence review of Emergent BioSolutions’ products, business, finances, operations and perceived prospects; and

•	the fact that a vote of Trubion stockholders on the merger is required under Delaware law, and that stockholders who do not vote in favor of the adoption of the merger agreement will have the right to demand appraisal of the fair value of their shares under Delaware law.

Trubion’s board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the following:

•	the fact that following the merger, Trubion will no longer exist as an independent, stand-alone company and its stockholders will not benefit from appreciation in value of the company other than through the CVRs and their ownership of Emergent BioSolutions common stock;

•	the risks and costs (both financial and otherwise) to Trubion if the merger does not close, including the diversion of management and employee attention, potential employee attrition and potential impact on its business;

•	risks relating to the value of the Emergent BioSolutions common stock that Trubion stockholders will receive in the merger;

•	the fact that a significant portion of the merger consideration, which is represented by the CVRs, is contingent and is dependent on Emergent BioSolutions’ ability to maintain and continue to cultivate Trubion’s existing partnerships;

•	the restrictions on the conduct of Trubion’s business prior to the consummation of the merger, which could delay or prevent Trubion from undertaking business opportunities that may arise during the term of the merger agreement, whether or not the merger is consummated;

•	that fact that if the merger is not consummated for certain reasons, and if Trubion consummates an acquisition transaction or enters into an acquisition agreement within a specified time period after the merger agreement is terminated, Trubion may be required to pay the termination fee to Emergent BioSolutions or, in certain circumstances, to reimburse Emergent BioSolutions for reasonable, documented expenses;

•	the restrictions on Trubion’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, which Trubion’s board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to Emergent BioSolutions’ willingness to enter into the merger agreement and were reasonable in light of, among other things, the benefits of the merger to Trubion’s stockholders;

•	the fact that Trubion did not undertake a full public auction prior to entering into the merger agreement, although the Trubion board of directors was satisfied that the terms of the merger agreement, including the ability of the board of directors to exercise its fiduciary duties to consider unsolicited potential alternative acquisition proposals and the amount of the termination fee payable by Trubion upon acceptance of an alternative acquisition proposal, would not unreasonably deter another potential bidder from considering a transaction with Trubion at a higher price;

•	the fact that the merger may not be completed in a timely manner or at all due to a failure to receive necessary approvals, clearances or expirations of waiting periods, including under the HSR Act or due to the occurrence of an event causing a material adverse effect for Trubion or for Emergent BioSolutions; and

•	the fact that some of Trubion’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Trubion stockholders generally, including as a result of employment and compensation arrangements with Trubion and the manner in which they would be affected by the merger (see the section entitled “— Interests of Trubion’s Executive Officers and Directors in the Merger”).

The foregoing discussion of the factors considered by Trubion’s board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by Trubion’s board of directors. In reaching its decision to declare the merger agreement and merger fair to, advisable for, and in the best interests of, Trubion and its stockholders, and in approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, Trubion’s board of directors did not attempt to quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. Trubion’s board of directors considered all these factors as a whole, including discussions with, and questioning of, Trubion’s management and financial and legal advisors, and overall considered the factors to be favorable to, and to support, the decision of the board of directors.

For the reasons set forth above, Trubion’s board of directors unanimously determined that the merger agreement and merger are fair to, advisable for, and in the best interests of, Trubion and its stockholders, and unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Trubion’s board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to adjourn the special meeting to a later date or time, if necessary or appropriate, if a quorum is present, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement.

Opinion of Trubion’s Financial Advisor

On August 12, 2010, MTS, an affiliate of MTS Health Partners, rendered its opinion to Trubion’s board of directors that, as of August 12, 2010, and based on and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of shares of Trubion common stock (other than Emergent BioSolutions, merger sub, and their affiliates) pursuant to the merger agreement is fair from a financial point of view to such holders.

The full text of the written opinion of MTS, dated August 12, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this proxy statement/prospectus and is incorporated in its entirety herein by reference. You are urged to read the opinion, together with the following description thereof, in its entirety. MTS provided its opinion for the information and assistance of Trubion’s board of directors in connection with its consideration of the merger. The MTS opinion is not a recommendation as to how any holder of Trubion common stock should vote with respect to the merger agreement or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, MTS:

•	reviewed a draft copy of the merger agreement dated August 11, 2010;

•	reviewed annual reports to stockholders and annual reports on Form 10-K of each of Trubion and Emergent BioSolutions for the year ended December 31, 2009;

•	reviewed the quarterly report on Form 10-Q of Trubion for the quarter ended March 31, 2010 and the quarterly report on Form 10-Q of Emergent BioSolutions for the quarter ended June 30, 2010;

•	reviewed the current reports on Form 8-K of each of Trubion and Emergent BioSolutions for the period from January 1, 2010 through August 10, 2010;

•	reviewed certain financial projections concerning Trubion prepared by Trubion’s management;

•	reviewed certain financial projections concerning Emergent BioSolutions prepared by Emergent BioSolutions’ management;

•	reviewed certain public research reports concerning Emergent BioSolutions prepared by certain research analysts (including financial projections contained therein) for the year ended December 31, 2009 and up to August 10, 2010, and reviewed and discussed such reports (and financial projections) with management of Emergent BioSolutions;

•	held discussions with members of management of each of Trubion and Emergent BioSolutions regarding the businesses, operations, financial condition and prospects of their respective companies;

•	reviewed the historical reported prices and trading multiples of shares of Trubion common stock and Emergent BioSolutions common stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of certain companies the securities of which are publicly traded, as MTS deemed appropriate;

•	reviewed the financial terms, to the extent publicly available, of certain recent business combinations that MTS considered to be comparable to the merger;

•	reviewed the pro forma consolidated financial results, financial condition and capitalization of Emergent BioSolutions after giving effect to the merger; and

•	performed such other financial studies, analyses and investigations as MTS deemed appropriate.

In arriving at its opinion, MTS assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by MTS. The MTS opinion does not address any legal, regulatory, tax or accounting matters, although MTS noted that for United States federal income tax purposes, the integrated merger is intended to be part of an integrated plan and is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. MTS did not conduct any independent verification of any financial projections of Trubion, Emergent BioSolutions or the combined companies. With respect to the financial projections prepared by management of Trubion, MTS assumed, without independent verification, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Trubion. With respect to the financial projections prepared by management of Emergent BioSolutions, MTS assumed, without independent verification, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Emergent BioSolutions. For purposes of its analysis of Emergent BioSolutions and after discussions with Emergent BioSolutions’ management, with the consent of Trubion, MTS also used and relied on publicly available projections of certain equity research analysts who report on Emergent BioSolutions and assumed, without independent verification, that such projections represent reasonable estimates and judgments as to the future financial performance of Emergent BioSolutions.

MTS did not make any independent evaluations or appraisals of the assets or liabilities of Trubion or Emergent BioSolutions or any of their respective subsidiaries, and was not furnished with any such evaluations or appraisals. MTS assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without waiver thereof. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated by the merger agreement will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger.

The MTS opinion was based on economic, market, financial and other conditions existing, and on the information made available to MTS, as of the date of the opinion and MTS assumed no obligation to update, revise or reaffirm its opinion, unless otherwise mutually agreed to by Trubion and MTS. The MTS opinion does not address Trubion’s board of directors’ underlying business decision to proceed with the merger, the relative merits of the merger compared to all other alternatives available to Trubion, or whether such alternatives exist. MTS did not express any opinion as to the prices or ranges of prices at which shares of Trubion common stock or shares of Emergent BioSolutions common stock would trade at any time following the announcement or consummation of the merger. The MTS opinion does not in any manner address the fairness of the amount or nature of compensation to any of Trubion’s officers, directors or employees, or any class of such persons, relative to the compensation to Trubion’s public stockholders. The MTS opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

The following is a summary of the material financial analyses delivered by MTS to Trubion’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by MTS. The order of analyses described does not represent the relative importance or weight given to those analyses by MTS. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of MTS’ financial analyses.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 12, 2010 and is not necessarily indicative of current market conditions.

Historical Stock Price Analysis.  MTS reviewed the historical trading prices for shares of Trubion common stock on certain dates and the average trading prices for certain periods. MTS noted that the closing stock price of Trubion’s common stock on August 10, 2010 was $3.01 and that the upfront payment to be received by holders of Trubion common stock in the merger represented a value of $4.55 per share, based on the trading average of Emergent BioSolutions’ common stock for the five days prior to the signing of the merger agreement. The following table presents the results of this analysis:

	Stock Price
Measurement Period	Min.	Median	Mean	Max.

Last month	$2.61	$2.93	$2.94	$3.26
Last 3 months	2.35	3.40	3.28	4.08
Last 6 months	2.35	3.60	3.53	4.50
Last 9 months	2.35	3.75	3.66	4.54
Last 12 months	2.35	3.85	3.95	6.25
Last 3 years	1.01	4.51	5.41	19.53

Trubion Valuation Analysis.  MTS analyzed the valuation of Trubion using three different methodologies: discounted cash flow analysis; comparable companies analysis; and comparable acquisitions analysis. The results of each of these analyses are summarized below.

Discounted Cash Flow Analysis.

MTS performed a sum-of-the parts discounted cash flow analysis on Trubion based on Trubion management forecasts through 2024 using base discount rates of 10%, 11% and 12%. In this analysis, a probability of success adjustment, as provided by Trubion’s management to MTS, was applied to the projected cash flows for Trubion’s products. The cumulative probability of success to approval of the Pfizer program in major indications was assumed to be 5% and the cumulative probability of success to approval for TRU-016 in first and second indications was assumed to be 26%. The analysis was also based on the following key assumptions:

•	Trubion would hire a new chief executive officer and undertake a reduction in its work force;

•	Trubion would raise $6.4 million in equity financing at a 20% discount to the current stock price, with 50% warrant coverage; and

•	Trubion would enter into a research collaboration with a third-party pharmaceutical company with an upfront payment of $5 million.

MTS also conducted a sensitivity analysis on the probability of success of TRU-016 by stage of development at a range of -10.0% to +10.0%. MTS’s discounted cash flow analysis resulted in an illustrative value range for the Trubion common stock, rounded to the nearest quarter, of $2.25 to $7.00 per share.

Comparable Companies Analysis.

MTS reviewed and compared certain financial information for the following development-stage companies that are focused on protein and antibody therapies:

•	Morphosys AG

•	Ablynx NV

•	Amicus Therapeutics, Inc.

•	Micromet, Inc.

•	Immunomedics Inc.

•	Peregrine Pharmaceuticals Inc.

•	Celldex Therapeutics, Inc.

•	XOMA Ltd.

Although none of the selected companies is directly comparable to Trubion, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of Trubion.

The information that MTS reviewed included the equity values for these companies, their net cash and their enterprise values. MTS focused on the enterprise values of these companies, noting that they ranged from $13.4 million to $453.2 million, with a mean of $178.2 million and a median of $162.5 million. Taking into account Trubion’s stage of development relative to the comparable companies and adjusting for Trubion’s cash balance, the comparable companies analysis resulted in an illustrative value range for the Trubion common stock, rounded to the nearest dollar, of $4.00 to $8.00 per share.

Comparable Acquisitions Analysis.

MTS analyzed certain information relating to the following transactions involving early clinical stage companies:

Announcement Date	Target	Acquiror

03/09/10	Facet Biotech Corporation	Abbott
07/22/09	Medarex	Bristol-Myers Squibb
02/27/09	Arana Therapeutics	Cephalon
01/13/09	Ception	Cephalon
12/18/08	Thiakis Limited	Wyeth
01/22/08	Cogenesys	Teva Pharmaceuticals
11/16/07	Agensys	Astellas
09/24/07	Adnexus Therapeutics	Bristol-Myers Squibb
03/22/07	Morphotek	Eisai
12/08/06	Domantis	GlaxoSmithKline
09/29/06	Avidia	Amgen
05/09/06	GlycoFi	Merck & Co.
05/09/06	Abmaxis	Merck & Co.

Although none of the selected transactions is directly comparable to the merger, the companies that MTS selected for the comparable acquisitions analysis are companies that, for purposes of analysis, may be considered similar to Trubion’s operations, products, market size or product profile.

For each of these transactions, MTS compared the one day premium, the upfront consideration, the potential contingency payments and the total transaction value. MTS focused on the range of total transaction values in these comparable acquisitions, noting that they ranged from $80 million to $2.6 billion, with a mean of $517 million and a median of $400 million. Taking into account Trubion’s stage of development relative to the target companies in the comparable acquisitions and adjusting for Trubion’s cash balance, the comparable acquisitions analysis resulted in an illustrative value range for the Trubion common stock, rounded to the nearest dollar, of $5.00 to $12.00 per share.

Emergent BioSolutions Valuation Analysis.  MTS analyzed the valuation of Emergent BioSolutions using three different methodologies: discounted cash flow analysis (management case); discounted cash flow analysis (Wall Street case); forward price-to-earnings ratio, or p/e, analysis (management case); forward p/e analysis (Wall Street case); and comparable companies analyses. The results of each of these analyses are summarized below.

Discounted Cash Flow Analysis (Management Case).

MTS performed a discounted cash flow analysis on Emergent BioSolutions based on Emergent BioSolutions management forecasts through 2015 using discount rates of 15%, 20% and 25%. Because the forecasts provided by Emergent BioSolutions management were not probability adjusted, MTS applied discount rates to account for the risk associated with the forecasts. The analysis was based on the following key assumptions: (i) the terminal value was estimated using tax-effected earnings before income taxes, or EBIT (used as a proxy for net earnings), multiples of 15.0x - 20.0x, in line with mature commercial vaccine and biotech comparables; and (ii) a tax rate of 40%. This analysis resulted in an illustrative value range for the Emergent BioSolutions common stock, rounded to the nearest dollar, of $45.00 to $65.00 per share.

Discounted Cash Flow Analysis (Wall Street Case).

MTS performed a discounted cash flow analysis on Emergent BioSolutions based on Wall Street estimates through 2014 using discount rates of 15%, 20% and 25%. Like the management case analysis described above, this analysis did not involve any probability adjustments. The analysis was based on the following key assumptions: (i) the terminal value was estimated using tax-effected EBIT (used as a proxy for net earnings) multiples of 15.0x - 20.0x, in line with mature commercial vaccine and biotech comparables; and (ii) a tax rate of 35%. This analysis resulted in an illustrative value range for the Emergent BioSolutions common stock, rounded to the nearest dollar, of $25.00 to $40.00 per share.

Forward P/E Analysis (Management Case).

MTS reviewed and compared certain financial information for the following late stage and commercial stage vaccine companies, commercial stage mid-cap biopharmaceutical companies and commercial stage large-cap biopharmaceutical companies:

Large-Cap
Vaccine	Mid-Cap Biopharmaceutical	Biopharmaceutical

Crucell NV	Alexion Pharmaceuticals	Biogen Idec Inc.
Intercell Biomedical	BioMarin Pharmaceuticals	Genzyme Corp.
Transgene SA	Cephalon Inc.	Shire plc
Bavarian Nordic	Medicines Co.	Allergan Inc.
Cangene Corp.	Onyx Pharmaceuticals
Novavax, Inc.	United Therapeutics
Vivalis SA	Viro Pharma Inc.
Oxford Biomedica
PharmAthene

Although none of the selected companies is directly comparable to Emergent BioSolutions, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of Emergent BioSolutions.

In its analysis, MTS determined that an indicative range of current year p/e multiples for the mature companies was 15.0x - 20.0x. MTS performed a forward p/e analysis on Emergent BioSolutions by applying this current year p/e multiple range of 15.0x - 20.0x to Emergent BioSolutions management’s estimated earnings per share for 2015, and then calculating the present value of those amounts using a discount rate of 20%. This analysis resulted in an illustrative value range for the Emergent BioSolutions common stock, rounded to the nearest dollar, of $30.00 to $50.00 per share.

Forward P/E Analysis (Wall Street Case).

MTS performed a forward p/e analysis on Emergent BioSolutions by applying the comparable mature company current year p/e multiple range of 15.0x - 20.0x to Wall Street’s estimates of Emergent BioSolutions’ earnings per share for 2014, and then calculating the present value of those amounts using a discount rate of 20%. This analysis resulted in an illustrative value range for the Emergent BioSolutions common stock, rounded to the nearest dollar, of $18.00 to $24.00 per share.

Comparable Companies Analyses.

MTS also applied a p/e multiple range, reflective of comparable companies, of 17.5x - 27.5x to Emergent BioSolutions management’s estimated 2010 tax-effected EBIT (as a proxy for net earnings) and to Wall Street’s estimates of Emergent BioSolutions’ earnings per share for 2010. This analysis resulted in an illustrative value range for the Emergent BioSolutions common stock, rounded to the nearest dollar, of $26.00 to $40.00 in the management case and $27.00 to $42.00 in the Wall Street case.

Pro Forma Combined Company Valuation Analysis.  MTS analyzed the pro forma valuation of the combined companies using two different methodologies: discounted cash flow analysis (management case); discounted cash flow analysis (Wall Street case); and comparable companies analysis. The results of each of these analyses are summarized below.

Discounted Cash Flow Analysis (Management Case).

MTS performed a pro forma discounted cash flow analysis on the combined companies based on Emergent BioSolutions and Trubion management forecasts through 2015 using discount rates of 15%, 20% and 25%. Because the forecasts provided by Emergent BioSolutions management were not probability adjusted, MTS applied discount rates to account for the risk associated with the forecasts. The analysis was based on the following key assumptions: (i) the terminal value was estimated using tax-effected EBIT (used as a proxy for net earnings) multiples of 20.0x - 25.0x, in line with higher growth commercial biotechnology comparables; and (ii) a tax rate of 35%. This analysis resulted in an illustrative pro forma value range for the combined company’s common stock, rounded to the nearest dollar, of $45.00 to $80.00 per share.

Discounted Cash Flow Analysis (Wall Street Case).

MTS performed a pro forma discounted cash flow analysis on the combined companies based on Wall Street and Trubion management forecasts through 2014 using discount rates of 15%, 20% and 25%. Like the management case analysis described above, this analysis did not involve any probability adjustments. The analysis was based on the following key assumptions: (i) the terminal value was estimated using tax-effected EBIT (used as a proxy for net earnings) multiples of 20.0x - 25.0x, in line biotech comparables; and (ii) a tax rate of 35%. This analysis resulted in an illustrative pro forma value range for the combined company’s common stock, rounded to the nearest dollar, of $20.00 to $34.00 per share.

Comparable Companies Analysis.

Based on its review and comparison of certain financial information for selected commercial stage mid-cap and large-cap biopharmaceutical companies noted in the comparable companies analysis for Emergent BioSolutions described above, MTS applied p/e multiples ranging from 20.0x - 30.0x to the pro forma combined company’s tax-effected EBIT (used as a proxy for net earnings) for 2011 and then calculated the present value of those amounts using a discount rate of 20%. This analysis resulted in an illustrative pro forma value range for the combined company’s common stock, rounded to the nearest dollar, of $25.00 to $36.00 per share.

Valuation of Merger Consideration Components.  MTS analyzed the aggregate valuation of the merger consideration components, based on the cash consideration of approximately $1.37 per share and the percentage of the combined company to be owned by Trubion’s stockholders. Applying this ownership percentage to the illustrative pro forma valuation ranges for the combined company described above results in an illustrative value range for the stock component of the merger consideration of $2.25 to $8.50 per share. Finally, MTS estimated the probability-adjusted net present value of the potential CVR payments to be in range of $0.60 to $0.80 per share. This analysis resulted in an illustrative value range for the aggregate merger consideration of $4.22 to $10.70 per share. MTS noted that (i) the discounted cash flow analysis of Trubion resulted in an illustrative value range of $2.25 to $7.00 per share; (ii) the comparable companies analysis of Trubion resulted in an illustrative value range of $4.00 to $8.00 per share; and (iii) the comparable acquisitions analysis of Trubion resulted in an illustrative value range of $5.00 to $12.00 per share.

General.  MTS performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, MTS believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of MTS with respect to the actual value of Trubion or Emergent BioSolutions or their respective common stock.

In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS’ control and many of which are beyond the control of Trubion or Emergent BioSolutions. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

The opinion of MTS was one of the many factors taken into consideration by the Trubion board of directors in making its determination to approve the proposed merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Trubion’s board of directors with respect to the merger consideration or of whether Trubion’s board of directors would have been willing to agree to a different merger consideration. The merger consideration was determined through arm’s-length negotiations between Trubion and Emergent BioSolutions and was approved by Trubion’s board of directors. MTS Health Partners provided advice to Trubion during these negotiations. MTS and MTS Health Partners did not, however, recommend any specific amount of consideration to Trubion or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the merger.

Trubion selected MTS Health Partners because MTS Health Partners is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and merger and acquisition, or M&A, transactions, including transactions similar to the merger. Pursuant to an amended and restated engagement letter agreement, dated as of June 4, 2009, between Trubion and MTS Health Partners, Trubion engaged MTS Health Partners to act as its financial advisor in connection with a potential business combination transaction. In addition, MTS Health Partners agreed to cause MTS to provide, at no additional cost, an opinion as to the fairness from a financial point of view of any consideration to be paid in any such transaction. As compensation for MTS Health Partners’ financial advisory services, Trubion paid a retainer of $100,000 and, upon the completion of the merger, will pay an initial transaction success fee of approximately $1.1 million. The retainer will be credited against the initial transaction success fee. In the event that any CVR payments are made, Emergent BioSolutions, as the successor in interest to Trubion under the engagement letter, will be required to pay additional transaction fees based on a percentage of the CVR payments to MTS Health Partners. Trubion also agreed to reimburse MTS Health Partners for its reasonable out-of-pocket expenses, including attorney’s fees and expenses, and to indemnify MTS Health Partners against various liabilities. As permitted by the terms of the engagement letter and pursuant to MTS Health Partners’ internal policies, MTS, rather than MTS Health Partners, delivered the fairness opinion due to the nature of the merger consideration.

MTS and its affiliates, as part of their investment banking services, are regularly engaged in performing financial analyses with respect to healthcare businesses and their capitalization in connection with mergers and acquisitions, competitive biddings, private placements and other transactions as well as for corporate and other purposes. As noted above, MTS acted as financial advisor to Trubion in connection with, and participated in certain of the negotiations leading to, the merger agreement. In addition, MTS has provided investment banking services to Trubion from time to time. MTS may also provide investment banking services to the combined companies in the future. In connection with the above-described investment banking services, MTS has received compensation, and may receive compensation in the future.

Emergent BioSolutions’ Reasons for the Merger

Emergent BioSolutions’ board of directors decided to acquire Trubion because of the significant benefits that the board of directors expects this acquisition will bring to Emergent BioSolutions. The addition of Trubion’s proprietary SMIPTM and SCORPIONTM protein therapeutic technologies and its two clinical-stage product candidates focused on the targeted disease areas of autoimmunity and oncology will enhance Emergent BioSolutions’ product development pipeline by diversifying its product pipeline beyond infectious diseases into the two high-growth areas of autoimmune diseases and cancer and extending its therapeutic product capabilities beyond conventional therapeutic approaches. In addition, Trubion’s preclinical stage programs, as well as its leading edge science, are expected to significantly strengthen Emergent BioSolutions’ ability to develop and commercialize novel, first-in-class therapeutic products. Furthermore, Emergent BioSolutions expects that its acquisition of Trubion will further its position as a leading, fully integrated biopharmaceutical company focused on the manufacture, development and commercialization of vaccines and protein-based therapeutics.

In reaching its decision, Emergent BioSolutions’ board of directors, in consultation with Emergent BioSolutions’ management and its outside legal advisors, considered a variety of other material factors, including:

•	that Trubion’s development pipeline is comprised of two clinical-stage therapeutic candidates and promising preclinical programs, including:

•	a clinical-stage CD20 directed SMIP candidate (SBI-087) for the treatment of RA (Phase II) and SLE (Phase I/II) in partnership with Pfizer;

•	a clinical-stage CD37 targeted SMIP candidate (TRU-016) for the treatment of CLL (Phase I/II) and NHL (Preclinical/Phase I) in partnership with Abbott;

•	preclinical candidates based on the novel, proprietary SMIP and SCORPION platforms for the treatment of selected autoimmune diseases and cancer; and

•	access to two proprietary protein therapeutic platform technologies that can be leveraged to develop new candidates to address unmet medical needs or superior alternatives to approved products in the areas of autoimmunity and oncology and potentially infectious disease;

•	that the transaction is expected to provide approximately $20 million in cash, net of customary closing costs, and $70 million of net operating losses carry forward, or NOLs; and

•	the potential of the combined company to enhance stockholder value through operating efficiencies.

The board of directors of Emergent BioSolutions also considered a variety of risks and possible negative factors in its deliberations. In particular, the board of directors considered the following risks and factors:

•	the technical and clinical risks associated with developing and commercializing products using novel platform technologies;

•	that Emergent BioSolutions may not successfully integrate Trubion’s business with its own;

•	that the combined company may have difficulty managing its growth;

•	the consequences associated with maintaining current partnerships and collaborations;

•	Emergent BioSolutions’ dependence on certain key personnel; and

•	government approval is required for the products of the combined company to be marketed.

The above discussion concerning the information and factors considered by the board of directors of Emergent BioSolutions is not intended to be exhaustive, but includes some of the material factors considered by the Emergent BioSolutions board of directors in making its determinations. In view of the variety of factors considered in connection with the evaluation of the merger agreement, the Emergent BioSolutions board of directors did not quantify or otherwise attempt to assign relative weight to the specific factors it considered in reaching its determinations. In addition, individual directors may have considered various factors to have different relative importance. The Emergent BioSolutions board of directors considered all of the factors as a whole and considered the factors in their totality to be favorable and to support the decision to approve the merger agreement. Achieving Emergent BioSolutions’ objectives is subject to additional particular risks, which are discussed in the section entitled “Risk Factors” beginning on page 21 of this proxy statement/prospectus and in other documents incorporated by reference in this proxy statement/prospectus.

Opinion of Emergent BioSolutions’ Financial Advisor

Emergent BioSolutions retained Wedbush to evaluate the terms of the merger with Trubion and render an opinion as to its fairness. On August 11, 2010, Wedbush rendered its oral opinion (subsequently confirmed in writing) to the board of directors of Emergent BioSolutions that the merger consideration to be paid by Emergent BioSolutions to Trubion stockholders in the merger is fair, from a financial point of view, to Emergent BioSolutions and its stockholders.

THE TEXT OF WEDBUSH’S WRITTEN OPINION LETTER DATED AUGUST 11, 2010, WHICH SETS FORTH THE FACTORS, ASSUMPTIONS MADE, MATTERS CONSIDERED, PROCEDURES FOLLOWED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX F TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE ENGAGEMENT OF WEDBUSH AND ITS OPINION ARE FOR THE BENEFIT OF THE EMERGENT BIOSOLUTIONS BOARD OF DIRECTORS AND ITS OPINION WAS DELIVERED TO THE EMERGENT BIOSOLUTIONS BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. WEDBUSH’S OPINION ADDRESSES ONLY THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW, TO EMERGENT BIOSOLUTIONS AND ITS STOCKHOLDERS, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF TRUBION COMMON STOCK AS TO HOW TO VOTE WITH RESPECT TO THE MERGER.

In connection with the Wedbush opinion, Wedbush:

•	reviewed certain publicly available financial information and other information concerning Emergent BioSolutions and Trubion and certain internal analyses and other information furnished to it by Emergent BioSolutions and Trubion; and

•	held discussions with the members of senior management of Emergent BioSolutions and Trubion regarding the businesses and prospects of the respective companies and the joint prospects of a combined company.

In addition, Wedbush:

•	compared certain financial information for both Emergent BioSolutions and Trubion with similar information for selected companies whose securities are publicly traded;

•	compared certain stock market information and valuations of Emergent BioSolutions and Trubion with similar information for certain companies whose securities are publicly traded;

•	analyzed information about prices paid in acquisitions of other biopharmaceutical companies; and

•	performed such other studies and analyses and considered such other factors as it deemed appropriate.

In conducting its review and arriving at its opinion, Wedbush assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for the purposes of rendering its opinion. Wedbush assumed, with the consent of Emergent BioSolutions, that the merger would qualify for purchase accounting treatment and as a tax-free transaction for the stockholders of Trubion for federal income tax purposes, and that the merger would be consummated in accordance with the terms of the merger agreement, without any amendment thereto and without waiver by Emergent BioSolutions or Trubion of any of the conditions to their respective obligations under the merger agreement. Wedbush did not make an independent evaluation or appraisal of the assets of Emergent BioSolutions or Trubion nor was Wedbush furnished with any such evaluations or appraisals. Wedbush did not determine the amount of merger consideration to be paid in the transaction. The Wedbush opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

The following is a summary of the analyses performed and factors considered by Wedbush in connection with rendering of the Wedbush opinion.

Historical Financial Position.  In rendering its opinion, Wedbush reviewed and analyzed the historical financial position of Emergent BioSolutions and Trubion which included:

•	an assessment of each of Emergent BioSolutions’ and Trubion’s recent financial statements; and

•	an analysis of each of Emergent BioSolutions’ and Trubion’s stock performance and operating performance trends.

Risk-Adjusted Enterprise Value — Discounting Present Value of CVRs.  Wedbush adjusted the implied enterprise value of the transaction to account for the time and clinical risk of the CVRs as stated in the CVR agreement. The risk adjusted value of the CVRs was used in lieu of the total CVR payments and added to the initial merger consideration to calculate the implied risk-adjusted enterprise value. Using the most recent financial information available, Wedbush determined Trubion’s implied enterprise value for the merger to be $101.1 million and the risk adjusted enterprise value to be $84.5 million.

Comparable Public Company Analysis — Market Data.  Wedbush compared selected financial data for Trubion to the corresponding financial data of a group of selected publicly traded comparable companies. These companies were:

•	Immunomedics, Inc.

•	Array BioPharma Inc.

•	Oncolytics Biotech Inc.

•	ZIOPHARM Oncology, Inc.

•	4SC AG

•	Rexahn Pharmaceuticals, Inc.

•	Sunesis Pharmaceuticals, Inc.

•	ArQule, Inc.

•	YM Biosciences Inc.

•	Synta Pharmaceuticals Corp.

•	Peregrine Pharmaceuticals, Inc.

•	Cytokinetics, Inc.

•	Maxygen, Inc.

•	Supergen, Inc.

•	Rigel Pharmaceuticals, Inc.

•	Chelsea Therapeutics International, Ltd.

•	XOMA Ltd.

•	Idera Pharmaceuticals, Inc.

•	Opexa Therapeutics, Inc.

Wedbush analyzed each selected comparable company’s enterprise value as compared to Trubion’s implied enterprise value and implied risk-adjusted enterprise value resulting from the merger.

Wedbush determined that the comparable companies had an average enterprise value of $88.9 million, after excluding the high and low values, and a range $75.6 — $102.2 million based on a 15% range above and below the average enterprise value.

Although the selected companies were used for comparison purposes, none of those companies is directly comparable to Trubion. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies or to which they are being compared.

Comparable Merger and Acquisition Transactions.  Wedbush analyzed the implied enterprise value paid in previous merger and acquisition transactions in the biopharmaceutical sector and reviewed 11 merger and acquisition transactions announced from May 2, 2006 to February 4, 2010.

The 11 selected transactions, in chronological order of public announcement, were:

•	LEAD Therapeutics, Inc./BioMarin Pharmaceuticals Inc./February 2010

•	CuraGen Corporation/Celldex Therapeutics, Inc./May 2009

•	IDM Pharma, Inc./Takeda America Holdings, Inc./May 2009

•	Nycomed A/S, Preclinical Oncology Program/Bayer Schering Pharma AG/August 2008

•	Arius Research Inc./Roche Holding AG/July 2008

•	Xanthus Pharmaceuticals, Inc./Antisoma plc/May 2008

•	Piramed Limited/Hoffmann-La Roche Inc./April 2008

•	Coley Pharmaceutical Group, Inc./Pfizer Inc./November 2007

•	Domantis Limited/GlaxoSmithKline plc/December 2006

•	Cabrellis Pharmaceuticals Corp./Pharmion Corp./November 2006

•	Conforma Therapeutics Corp./Biogen Idec Inc./May 2006

Comparable merger and acquisition transactions yielded an average enterprise value of $110.4 million, excluding the high and low values, and a range of $93.9 — $127.0 million based on a 15% range from the average value.

Comparable Merger and Acquisition Transactions — Premiums Paid Analysis.  Wedbush analyzed the premium of the offer price over the trading prices one trading day prior to the announcement date of 18 public-to-public biopharmaceutical transactions where the target had an enterprise value of less than $500 million and transactions where the target company had a primary focus on oncology.

Wedbush compared the premiums for the target companies to the premium implied for Trubion in the transaction with Emergent BioSolutions for the following transactions:

•	Abraxis BioScience, Inc./Celgene Corp./June 2010

•	Javelin Pharmaceuticals, Inc./Hospira Inc./April 2010

•	Facet Biotech Corp./Abbott Laboratories/March 2010

•	Cytopia Limited/YM BioSciences Inc./October 2009

•	Peplin, Inc./LEO Pharma A/S/September 2009

•	Medarex, Inc./Bristol-Myers Squibb Company/July 2009

•	Curagen Corp./Celldex Therapeutics, Inc./May 2009

•	Cougar Biotechnology, Inc./Johnson and Johnson/May 2009

•	Targanta Therapeutics Corp./Medicines Co./January 2009

•	Pharmacopeia, Inc./Ligand Pharmaceuticals, Inc./September 2008

•	Protherics PLC/BTG plc/September 2008

•	SGX Pharmaceuticals, Inc./Eli Lilly & Co./July 2008

•	Barrier Therapeutics, Inc./Stiefel Laboratories, Inc./June 2008

•	Kosan Biosciences Inc./Bristol-Myers Squibb Company/May 2008

•	Iomai Corp./Intercell Biomedical Research & Development AG/May 2008

•	Bentley Pharmaceuticals, Inc./Teva Pharmaceutical Industries Limited/March 2008

•	CollaGenex Pharmaceuticals Inc./Galderma Laboratories, L.P./February 2008

•	Encysive Pharmaceuticals Inc./Pfizer Inc./February 2008

All premiums for these comparable transactions were based on public information available at the time of the announcement of the transactions, without taking into account specific market and other conditions during the period in which these transactions occurred. The premiums for the Targanta, Pharmacopeia, and Abraxis transactions included the value of CVRs.

For representative biopharmaceutical transactions of less than $500 million, the premiums paid analysis yielded an average enterprise value of $82.2 million, excluding the high and low values, and a range of $69.9 - $94.6 million based on a 15% range from the average value.

For representative oncology transactions, the premiums paid analysis yielded an average enterprise value of $65.4 million, excluding the high and low values, and a range of $55.6 - $75.2 million based on a 15% range from the average value.

Analysis of Sum of Parts.  Wedbush performed a sum of parts analysis based on peak sales estimates from Trubion. Wedbush assumed that the present value of Trubion’s clinical programs is equal to the enterprise value of Trubion. Each clinical program was valued by applying a revenue multiple, based on the revenue multiples of major pharmaceutical and major biotechnology companies, to projected terminal year sales and then discounting these values back using a range of risk adjusted discount rates of 35% - 45% to reflect the clinical and commercial risk of the programs. The discounted present value analysis yielded an average enterprise value of $91.8 million and a range of $78.1 - $105.6 million based on a 15% range from the average value.

While the foregoing summary describes analyses and factors that Wedbush deemed material in its presentation to Emergent BioSolutions board of directors, it is not a comprehensive description of all analyses and factors considered by Wedbush. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the applications of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Wedbush believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Wedbush’s opinion. In performing its analyses, Wedbush considered general economic, market and financial conditions and other matters, many of which are beyond the control of Trubion and Emergent BioSolutions. The analyses performed by Wedbush are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly such analyses are subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

Pursuant to a letter agreement dated July 14, 2010 between Emergent BioSolutions and Wedbush, the fees to date payable to Wedbush for rendering the Wedbush opinion have been $250,000, which included $25,000 as a retainer for Wedbush providing investment banking and advisory services. Additionally and upon closing of the merger, Emergent BioSolutions will pay Wedbush up to an additional $750,000 for advisory and investment banking services related to the merger. In addition, Emergent BioSolutions agreed to promptly reimburse Wedbush, upon request, for all of Wedbush’s reasonable and accountable out-of-pocket expenses (including, without limitation, travel expenses, charges for public reference documents and database services, statistical analysis data and legal fees and expenses) incurred by Wedbush in connection with the performance of its services, up to a maximum of $50,000. Emergent BioSolutions has agreed to indemnify Wedbush and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages and liabilities related to or arising out of its rendering of services under its engagement.

Prior to the letter agreement dated July 14, 2010, Wedbush had not performed investment banking and/or advisory services for Emergent BioSolutions or entered into a relationship regarding the sale or underwriting of securities. Wedbush acted as a co-manager for the initial public offering of Trubion in October 2006 and received a fee for its underwriting services. Subsequently, Wedbush has not been engaged by Trubion or served as underwriter or agent in connection with the sale of securities.

Wedbush may from time to time trade the securities of Trubion and/or Emergent BioSolutions for its own accounts or the accounts of Wedbush customers and, accordingly, may at any time hold long or short positions in the securities.

The Emergent BioSolutions board of directors retained Wedbush based upon Wedbush’s qualifications, reputation, experience and expertise. Wedbush, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, public equity underwritings, private placements and valuations for corporate and other purposes. Wedbush maintains a market in the common stock of many publicly traded biopharmaceutical and other companies and regularly publishes research reports regarding companies in the biopharmaceutical industry and publicly traded companies in the biopharmaceutical industry.

Interests of Trubion’s Executive Officers and Directors in the Merger

In considering the recommendation of Trubion’s board of directors that you vote in favor of the adoption of the merger agreement, you should be aware that although the executive officers and directors of Trubion will receive for any shares of Trubion common stock that they hold, the same consideration as all Trubion stockholders, they may have economic interests in the merger that may be different from, or in addition to, the interests of other Trubion stockholders generally. The Trubion board of directors was aware of these interests and considered them, among other factors, in unanimously determining that the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, Trubion and its stockholders, adopting the merger agreement and declaring advisable the merger. A description of these interests is set forth below.

Value of Equity Awards

Each executive officer and director of Trubion holds options to purchase Trubion common stock, which are referred to as options, which, pursuant to the merger agreement, whether or not vested, will immediately vest and be cancelled and any options with an exercise price of less than $4.55 will be exchanged for a cash payment and a CVR, as more fully described below in the section entitled “The Merger Agreement — Treatment of Trubion Stock Options” beginning on page 126 of this proxy statement/prospectus.

The following table sets forth the total amount of cash and number of CVRs that executive officers and directors of Trubion will receive in respect of their vested options assuming the merger is completed and no vested options are disposed of prior to that time. For purposes of this table: (1) out-of-the-money stock options (i.e., those with an exercise price equal to or greater than $4.55 per share) are not included and (2) no value has been attributed to the CVRs. Options with an exercise price greater than or equal to $4.55 per share will be cancelled at the effective time of the merger.

	Number of Shares
	Underlying Vested
	and Unvested
	Options
Name	(Exercise Price)		Total	Total CVRs

Non-Employee Directors
Lee R. Brettman, M.D., FACP	5,000 ($	2.28)	$16,850	10,000
	5,000 ($	3.45)
Patrick J. Heron	5,000 ($	2.28)	$16,850	10,000
	5,000 ($	3.45)
Anders D. Hove, M.D.	5,000 ($	2.28)	$16,850	10,000
	5,000 ($	3.45)
David A. Mann	5,000 ($	2.28)	$16,850	10,000
	5,000 ($	3.45)
Samuel R. Saks, M.D.	5,000 ($	2.28)	$16,850	10,000
	5,000 ($	3.45)
David Schnell, M.D., FACP	5,000 ($	2.28)	$16,850	10,000
	5,000 ($	3.45)

	Number of Shares
	Underlying Vested
	and Unvested
	Options
Name	(Exercise Price)		Total	Total CVRs

Executive Officers
Steven Gillis, Ph.D.	5,000 ($	2.28)	$49,150	95,000
Executive Chairman and Acting President	90,000 ($	4.13)
Michelle G. Burris	77,500 ($	1.33)	$282,400	122,500
Senior Vice President and Chief Operating Officer	45,000 ($	3.82)
John A. Bencich	14,000 ($	1.33)	$63,330	39,000
Vice President, Chief Financial Officer and Treasurer	25,000 ($	3.82)
Kathleen M. Deeley	77,500 ($	1.33)	$282,400	122,500
Senior Vice President, General Counsel and Corporate Secretary	45,000 ($	3.82)
Kendall M. Mohler, Ph.D.	88,625 ($	0.314)	$694,634	230,990
Senior Vice President and Chief Scientific Officer	19,865 ($	2.697)
	77,500 ($	1.33)
	45,000 ($	3.82)
Scott C. Stromatt, M.D.	65,000 ($	3.79)	$251,300	162,500
Senior Vice President and Chief Medical Officer	52,500 ($	1.33)
	45,000 ($	3.82)

Potential Payments on Severance and Change in Control

The following table sets forth for each executive officer of Trubion (other than Dr. Gillis, the executive chairman and acting president of Trubion, who is not entitled under any Trubion program, policy or practice to any severance or other benefits upon termination of employment) the estimated amount of cash severance pay, the estimated value of continued health care benefits and outplacement assistance to which the executive officer would have been entitled assuming that the merger was completed as of June 30, 2010 and all such executive officers were terminated immediately after the closing of the merger, as applicable:

	Involuntary Termination in Connection with Change in Control
		Estimated
		Value of
		Continued
		Health Care
		Benefits and
	Cash	Outplacement
	Payments	Assistance
Name and Principal Position	($)(1)	($)(1)	Total($)(2)

Michelle G. Burris	437,500	23,385	460,885
John A. Bencich	234,000	13,619	247,619
Kathleen M. Deeley	350,000	17,023	367,023
Kendall M. Mohler, Ph.D.	375,000	23,385	398,385
Scott C. Stromatt, M.D.	425,000	23,385	448,385

(1)	Amounts in these columns include severance amounts payable in connection with the agreements described below under “Severance and Change in Control Arrangements” and, in the case of Mr. Bencich, includes amounts payable to Mr. Bencich under his tuition payment agreement that have not already been reimbursed, but does not include any amounts payable to Mr. Bencich in the event such tuition reimbursement is deemed to be taxable income.

(2)	Does not reflect the cash payments to be made in connection with the cash-out treatment of outstanding in-the-money options pursuant to the merger agreement. See the section entitled “— Value of Equity Awards” above for information regarding such amounts.

Severance and Change in Control Arrangements

Pursuant to the terms of their respective employment agreements, Ms. Burris, Ms. Deeley, Dr. Mohler and Dr. Stromatt are at-will employees with annual base salaries of not less than $335,000, $260,151, $276,000, and $315,000 respectively. If the employment of any of these executives is terminated without cause or if he or she resigns for good reason, either within the period beginning three months before and ending 12 months after a change in control, including the merger, or if the executive’s termination is required in the merger or other agreement relating to the change in control or is at the request of the other party or parties to the transaction, the executive will be entitled to receive a lump-sum severance payment equal to 15 months of his or her base salary and reimbursement of COBRA premiums for up to 15 months.

Pursuant to the terms of his employment agreement, Mr. Bencich is an at-will employee with an annual base salary of not less than $210,000. If Mr. Bencich’ employment is terminated without cause or if he resigns for good reason, either within the period beginning three months before and ending 12 months after a change in control, including the merger, or if his termination is required in the merger or other agreement relating to the change in control or is at the request of the other party or parties to the transaction, he will be entitled to receive a lump-sum severance payment equal to 12 months of his base salary and reimbursement of COBRA premiums for up to 12 months. In October 2009, Mr. Bencich and Trubion entered into an agreement pursuant to which Trubion has agreed to pay Mr. Bencich’s MBA tuition in 2010. Under the agreement, Trubion has agreed to pay Seattle University four quarterly payments of $12,000 in 2010 on behalf of Mr. Bencich, or a total of $48,000, subject to certain customary repayment terms. In the event of a change of control of Trubion, which includes the merger, the tuition payment obligations under this agreement would remain in effect and all repayment obligations of Mr. Bencich under the agreement would be waived.

Directors and Officers Indemnification and Continuation of Insurance

From and after the effective time of the merger, Trubion and the surviving entity have agreed to indemnify all past and present officers and directors of Trubion to the same extent and in the same manner those persons were indemnified as of the date of the merger agreement by Trubion pursuant to any existing indemnification agreements between Trubion and its directors and officers as of the date of the merger agreement, Delaware law and the organizational documents of Trubion and the surviving entity for acts or omissions occurring at or prior to the effective time of the merger, and Emergent BioSolutions has agreed to guarantee those obligations. The organizational documents of Trubion and the surviving entity will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties as those contained in Trubion’s existing organizational documents in effect on the date of the merger agreement, and those provisions will not be amended, repealed or otherwise modified for a period of at least six years from the effective time of the merger in any manner that would adversely affect the rights of individuals who, in the past or immediately prior to the effective time of the merger, were directors, officers, employees or agents of Trubion, unless such a modification is required by applicable law. Each of the persons entitled to indemnification is referred to as an “indemnified party.”

In addition, for a period of six years from the effective time of the merger, Emergent BioSolutions has agreed to cause Trubion and the surviving entity, as the case may be, to maintain in effect (or Emergent BioSolutions may instead elect to maintain pursuant to Emergent BioSolutions’ policy or policies) for the benefit of Trubion’s current directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the effective time of the merger that is substantially equivalent to Trubion’s existing policy on terms with respect to coverage in the aggregate that are no less favorable than those that were in effect on the date of the merger agreement. In lieu of the foregoing, prior to the effective time of the merger, Emergent BioSolutions may request that Trubion obtain “tail” insurance policies with a claims period of six years from the effective time of the merger with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to Trubion’s current directors and officers than the terms and conditions of its existing policies.

The rights of each indemnified party under the merger agreement are in addition to any rights such indemnified party may have under the certificate of incorporation, bylaws or any other organizational documents of Trubion, any other indemnification arrangement in existence as of the date of the merger agreement, Delaware law or otherwise.

Emergent BioSolutions has agreed that, if Emergent BioSolutions, Trubion (and the surviving entity) or any of their successors or assigns consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of the consolidation or merger, or transfers all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each case, proper provisions will be made so that the successors and assigns of Emergent BioSolutions or Trubion (and the surviving entity), as applicable, will assume the indemnification obligations of Emergent BioSolutions, Trubion or any of their respective successors or assigns, as applicable, as set forth in the merger agreement.

Continuation of Benefit Plans

From and after the effective time of the merger, Emergent BioSolutions has agreed to honor and provide for payment of all accrued obligations and benefits existing as of the effective time of the merger under all Trubion benefit plans (including, without limitation, employment or severance agreements between Trubion and persons who are or had been at Trubion at or prior to the effective time of the merger), all in accordance with their respective terms and shall provide the employees of Trubion who remain employed immediately after the effective time of the merger with types and levels of compensation and benefits that are commensurate in all material respects with the compensation and benefits provided to similarly situated employees of Emergent BioSolutions.

Emergent BioSolutions has agreed to recognize all service time of Trubion employees with Trubion for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Emergent BioSolutions benefit plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation) in any Emergent BioSolutions benefit plan in which those employees may be eligible to participate, provided that Emergent BioSolutions does not have to do so if it would result in a duplication of benefits or if the service was not recognized under the corresponding Trubion benefit plan. All eligibility waiting periods and evidence of insurability requirements under any Emergent BioSolutions benefit plans that is a group health plan shall be waived with respect to Trubion employees and their eligible dependents, in each case, to the same extent as service with Trubion was taken into account under the comparable Trubion benefit plan, and credit shall be provided for any co-payments, deductibles and offsets (or similar payments) made under any Trubion benefit plan for the applicable plan year prior to the effective time of the merger for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any Emergent BioSolutions benefit plan in which they become eligible to participate after the effective time of the merger.

However, from and after the effective time of the merger, Emergent BioSolutions will have sole discretion over the hiring, promotion, retention, firing and other terms and conditions of the employment of the Trubion employees who become Emergent BioSolutions employees.

Regulatory Filings and Approvals Required to Complete the Merger

United States Antitrust Filings

Under the HSR Act, mergers and acquisitions that meet certain jurisdictional thresholds, such as the merger, may not be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Department of Justice and the Federal Trade Commission. The initial waiting period is 30 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material. Emergent BioSolutions and Trubion filed pre-merger notifications with the U.S. antitrust authorities pursuant to the HSR Act on August 27, 2010 and, in accordance with the merger agreement, requested “early termination” of the waiting period. On September 3, 2010, the U.S. Department of Justice and Federal Trade Commission granted early termination of the waiting period.

Listing of Shares of Emergent BioSolutions Common Stock Issued in the Merger on NYSE

Emergent BioSolutions will use reasonable efforts to authorize for listing on the NYSE, prior to the effective time of the merger, the shares of Emergent BioSolutions common stock issuable in connection with the merger, subject to official notice of issuance.

Delisting and Deregistration of Trubion Common Stock

If the merger is completed, Trubion common stock will be delisted from the Nasdaq Global Market and deregistered under the Exchange Act. In addition, Trubion will cease to be a reporting company under the Exchange Act.

Sales of Shares of Emergent BioSolutions Common Stock Received in the Merger

The shares of Emergent BioSolutions common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely tradeable, except for shares of Emergent BioSolutions common stock issued to any person who is party to a lock-up agreement or who is deemed to be an affiliate of Emergent BioSolutions upon completion of the merger. Generally, persons who may be deemed to be affiliates of Emergent BioSolutions upon completion of the merger include individuals or entities that control, are controlled by, or are under common control with Emergent BioSolutions. Neither Trubion nor Emergent BioSolutions currently expects that any current Trubion stockholder will be deemed an affiliate of Emergent BioSolutions upon completion of the merger. Affiliates of Trubion may no longer be subject to resale restrictions, provided they are not deemed affiliates of the combined entity or subject to lock-up agreements. For more information about the lock-up agreements, see the section entitled “The Lock-Up Agreements” on page 146 of this proxy statement/prospectus.

Persons who may be deemed to be affiliates of Emergent BioSolutions upon completion of the merger may not sell any of the shares of Emergent BioSolutions common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares; or

•	any other applicable exemption under the Securities Act.

Emergent BioSolutions’ registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Emergent BioSolutions common stock to be received in connection with the merger by persons who may be deemed to be affiliates of Emergent BioSolutions upon completion of the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion sets forth the material U.S. federal income tax consequences of the merger to Trubion and to the United States holders (as that term is defined below) of Trubion common stock. This discussion addresses only those United States holders of Trubion common stock that hold such stock as a capital asset within the meaning of Section 1221 of the code, and does not address all the United States federal income tax consequences that may be relevant to Trubion or to any United States holders of Trubion common stock in light of their individual circumstances, nor any state, local or applicable foreign tax consequences. This discussion does not discuss the U.S. federal income tax consequences to a United States holder of Trubion common stock who dissents and exercises appraisal rights. This discussion also does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to holders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	persons whose functional currency is other than the U.S. dollar;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	holders of common stock that acquired their common stock as compensation;

•	holders of stock rights, options or warrants;

•	persons that hold stock as part of a straddle, hedge, constructive sale or conversion transaction; and

•	persons who are not United States holders as defined below.

This summary is based upon the code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

For purposes of this discussion, a United States holder is a beneficial owner of Trubion common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or any entity treated as a corporation for U.S. federal income tax purposes, created or organized, or treated as created or organized, under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity classified as a partnership for U.S. federal income purposes) holds Trubion common stock, the tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. A partner of a partnership holding Trubion common stock should consult his or her own tax advisor.

Neither Emergent BioSolutions nor Trubion has requested, nor does either intend to request, any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences described herein. The Internal Revenue Service may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulation, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

ACCORDINGLY, TRUBION STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER INCLUDING APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES.

Provided that the merger qualifies as a reorganization within the meaning of Section 368(a) of the code, Trubion will recognize no gain or loss as a result of the merger; however, the merger may result in a limitation on the use of the existing tax attritubes, including net operating losses, of Trubion.

Exchange of Trubion Common Stock for Emergent BioSolutions Common Stock, Cash and CVRs

The merger may be treated as reorganization within the meaning of Section 368(a) of the code if certain requirements are met. Generally, for the merger to be so treated, at least 40% of the total consideration received by Trubion stockholders in the merger must consist of Emergent BioSolutions common stock. Because the terms of the merger agreement generally provide for a fixed number of Emergent BioSolutions common stock to be transferred to Trubion stockholders at closing, irrespective of the value of such common stock at the effective time, there is no guarantee that the 40% threshold will be met. Based on Emergent BioSolutions’ closing stock price on the business day before the parties signed the merger agreement, Emergent BioSolutions common stock would have constituted approximately 48% of the total consideration paid to Trubion stockholders if the merger consideration was exchanged on the signing date and the full amount due under the CVRs were in fact paid. If the signing date rule (as described below) applies, then based on the value of the stock consideration on the business day before the parties entered into the merger agreement, the merger would be treated as a reorganization within the meaning of Section 368(a) of the code, regardless of the value of the stock consideration at the effective time.

The Treasury Department has provided guidance in the form of temporary and proposed treasury regulations, whereby if a binding contract that provides for fixed consideration is entered into, fluctuations in the value of the stock consideration subsequent to the entry into the contract will not affect the determination of whether the transaction qualifies as a reorganization within the meaning of Section 368(a). This is referred to as the “signing date rule.” Even though the temporary treasury regulations expired on March 19, 2010, Notice 2010-25, 2010-14 I.R.B. provides that the proposed treasury regulations may be relied on by certain parties involved in the transactions if all such parties elect to apply the provisions under the regulations. This election requirement will be satisfied if none of the specified parties adopts treatment inconsistent with this election.

As noted above, for the signing date rule to apply, the consideration under the binding contract must be “fixed.” In general, a contract provides for fixed consideration if it provides for the number of shares of each class of stock of the issuing corporation, the amount of money, and the other property (identified either by value or by specific description), if any, to be exchanged for all the proprietary interests in the target corporation, or to be exchanged for each proprietary interest in the target. A contract that provides for contingent adjustments to the consideration will be treated as providing for “fixed” consideration only if it meets certain exceptions. It is unclear, due principally to the characteristics of the CVRs, whether the merger will satisfy the fixed consideration requirements of the signing date rule, and therefore there can be no assurance that the signing date rule will apply to the merger, even assuming all parties report the merger consistently with the provisions of the signing date rule. If the signing date rule did not apply, then as noted above, whether the merger is treated as a reorganization within the meaning of Section 368(a) of the code would depend on the value of the Emergent BioSolutions common stock at the effective time of the merger.

If the merger is treated as a reorganization within the meaning of Section 368(a) of the code, and the transaction is treated as a “closed” rather than an “open transaction” for federal income tax purposes (as discussed more fully below), then, subject to the limitations and qualifications referred to herein, the following U.S. federal income tax consequences will result:

•	A United States holder of Trubion common stock will recognize gain (but not loss), with respect to each share of Trubion common stock held, in an amount equal to the lesser of (i) any gain realized with respect to such share or (ii) the value of the cash and CVRs received with respect to such share (subject to the discussion below under the section entitled “— Treatment of Receipt, Holding and Disposition of CVRs”), determined as of the effective time of the transaction. A United States holder’s gain realized will be equal to the difference between the fair market value of the Emergent BioSolutions common stock, cash and CVRs received and such United States holder’s tax basis in the Trubion common stock surrendered (less any basis allocable to fractional shares as described below). Any such gain recognized by a United States holder of Trubion common stock with respect to the receipt of the CVRs should be capital gain, long-term or short-term depending on the United States holder’s holding period for the Trubion common stock.

•	The aggregate adjusted tax basis of the Emergent BioSolutions common stock received in the transaction (including any fractional interest) by a United States holder of Trubion common stock will be equal to the aggregate adjusted tax basis of such holder’s Trubion common stock exchanged therefor, decreased by the fair market value of the cash and CVRs received by such United States holder and increased by any gain recognized by such United States holder.

•	The holding period for Emergent BioSolutions common stock received in the transaction by a United States holder of Trubion common stock will include the holding period of such United States holder’s Trubion common stock exchanged therefor.

•	The aggregate adjusted tax basis of the CVRs received in the transaction by a United States holder of Trubion common stock will be equal to their fair market value as of the effective time of the transaction, and the holding period for CVRs received will begin the day after the effective time of the transaction.

•	A United States holder of Trubion stock who receives cash instead of a fractional share of Emergent BioSolutions common stock will generally recognize capital gain or loss based on the difference between the amount of the cash so received and the holder’s adjusted tax basis in such fractional share.

•	Capital gain or loss recognized on receipt or cash in lieu of fractional shares will constitute long-term capital gain or loss if the holding period of the United States holder of Trubion stock is greater than one year as of the date of the consummation of the transaction. The deductibility of capital losses is subject to limitations.

If the merger does not qualify as a reorganization within the meaning of Section 368(a) of the code, and again provided that the transaction is treated as a “closed” rather than an “open transaction” for federal income tax purposes (as discussed more fully below), then the merger generally will be a taxable transaction. In general, a United States holder will recognize capital gain or loss on the exchange in an amount equal to the difference, if any, between (i) the sum of the cash received and the fair market value of Emergent BioSolutions shares and other property (including CVRs) received and (ii) the United States holder’s adjusted tax basis in the Trubion common stock exchanged in the merger. Gain or loss, as well as the holding period, will be determined separately for each block of shares exchanged pursuant to the merger. Such gain or loss will be long-term capital gain or loss provided that the United States holder has held (or is treated as having held) his or her Trubion common stock for more than one year as of the date of the merger. Otherwise, the recognized gain or loss generally will be a short-term capital gain or loss. The deductibility of capital losses may be subject to limitations, so United States holders are urged to consult with their own tax advisors about their particular tax consequences, including the potential deductibility of their capital losses, if any. The United States holder will have an adjusted tax basis in the Emergent BioSolutions common stock and the other property received equal to their respective fair market value, and the holding period of the Emergent BioSolutions common stock received by a United States holder pursuant to the merger will generally start anew. Additionally, if the merger is a taxable transaction, then the backup withholding rules would apply as well (see the section entitled “— Backup Withholding” below).

Treatment of Receipt, Holding and Disposition of CVRs

In general, the characteristics of the CVRs may cause the receipt of the merger consideration in the merger to be treated as an “open transaction” rather than a “closed transaction” for United States federal income tax purposes. There is no authority directly on point addressing whether a sale of property for, in whole or in part, contingent value rights with characteristics similar to the CVRs should be treated as an “open transaction” or “closed transaction” and such question is inherently factual in nature. Accordingly, United States holders are urged to consult their tax advisors regarding this issue. The installment method of reporting any gain attributable to the receipt of a CVR will not be available because Trubion common stock is traded on an established securities market. However, if the transaction were treated as an “open transaction,” gain recognition with respect to the CVRs may nevertheless be deferred.

The following sections discuss the possible tax consequences if the receipt of the merger consideration is treated as an “open” transaction or a “closed” transaction for federal income tax purposes. Emergent BioSolutions and Trubion urge you to consult your tax advisor with respect to the proper characterization of the receipt of the CVRs.

Open Transaction Treatment

The receipt of the CVRs would generally be treated as part of an “open transaction” if the value of the CVRs cannot be “reasonably ascertained.” If the receipt of CVRs were treated as an “open transaction” for United States federal income tax purposes, a United States holder will not immediately take the CVRs into account in determining its capital gain (or loss, if allowed and applicable) on the receipt of CVRs upon consummation of the merger and a United States holder would take no tax basis in the CVRs.

Rather, subject to the Section 483 rules discussed below, the United States holder would recognize gain as payments with respect to the CVRs are received or deemed received in accordance with the United States holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVRs), together with the fair market value of all property received upon consummation of the merger (including Emergent BioSolutions shares if the merger does not qualify as a reorganization under Section 368(a) of the code), exceeds such United States holder’s adjusted tax basis in the Trubion common stock surrendered pursuant the merger.

Subject to the Section 483 rules discussed below, if the merger does not qualify as a reorganization under Section 368(a) of the code a United States holder who does not receive cumulative consideration having a fair market value at least equal to such United States holder’s adjusted tax basis in the Trubion common stock surrendered pursuant the merger, will recognize a capital loss in the year that the United States holder’s right to receive further payments under the CVRs terminates. As noted above, a United States holder will not be able to recognize such a capital loss if the merger is treated as a reorganization under Section 368(a) of the code. The deductibility of any such capital losses may also be subject to applicable limitations.

If the transaction is treated as an “open transaction,” a payment pursuant to a CVR to a United States holder thereof should be treated as a payment under a contract for the sale or exchange of Trubion common stock to which Section 483 of the code applies, or the Section 483 rules. The Section 483 rules will apply regardless of whether the transaction qualifies as a reorganization under section 368 of the code. Under the Section 483 rules, a portion of the payments made pursuant to a CVR will be treated as interest, which will be ordinary income to the United States holder of a CVR. The interest amount will equal the excess of the amount received over its present value at the consummation of the merger, calculated using the applicable federal rate as the discount rate. The United States holder of a CVR must include in its taxable income interest pursuant to the Section 483 rules using such United States holder’s regular method of accounting. The portion of the payment pursuant to a CVR that is not treated as interest under the Section 483 rules will generally be treated as a payment with respect to the sale of Trubion common stock, as discussed above.

Closed Transaction Treatment

If the transaction is “closed” for U.S. federal income tax purposes, the receipt of the CVRs will be as set forth above in the section entitled “— Exchange of Trubion Common Stock for Emergent BioSolutions Common Stock, Cash and CVRs.” A United States holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the merger. The holding period of the CVRs will begin on the day following the date of the consummation of the merger.

There is no direct authority with respect to the tax treatment of holding and receiving payments with respect to property similar to the CVRs. It is possible that payments received with respect to a CVR, up to the amount of the holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a United States holder’s adjusted tax basis in the CVR, with any amount received in excess of basis treated as gain from the disposition of the CVR. Additionally, a portion of any payment received with respect to a CVR may constitute imputed interest and therefore be taxed as ordinary income under the Section 483 rules. If not treated as described above, payments with respect to a CVR may be treated as either (i) payments with respect to a sale of a capital asset, including an option or a debt instrument, (ii) ordinary income (including interest income), or (iii) dividends.

Reporting Requirements

Each United States holder of Trubion stock that receives Emergent BioSolutions common stock, cash and CVRs in the transaction will be required to file a statement with his, her or its U.S. federal income tax return setting forth his, her or its basis in the Trubion common stock surrendered and the fair market value of the Emergent BioSolutions common stock, CVRs and cash, if any, received in the transaction, and to retain permanent records of these facts relating to the merger.

Backup Withholding

Certain non-corporate United States holders of Trubion common stock may be subject to backup withholding, currently at a 28% rate, on cash payments received in connection with the transaction. Backup withholding generally will not apply, however, to a United States holder of Trubion common stock who:

•	furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Internal Revenue Service Form W-9 (or successor form) included in the letter of transmittal to be delivered to the United States holders of Trubion common stock following the consummation of the transaction; or

•	is otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a United States holder’s U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

Anticipated Accounting Treatment

In accordance with generally accepted accounting principles in the United States, Emergent BioSolutions will account for the merger under the purchase method of accounting in accordance with Accounting Standards Codification No. 805, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, including the value of the CVRs, is allocated to the net tangible and intangible assets of Trubion based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Trubion that exist as of the date of completion of the merger, and upon the final purchase price based on the fair market value of Emergent BioSolutions’ common stock on the acquisition date.

Appraisal Rights of Dissenting Trubion Stockholders

In connection with the merger, record holders of Trubion common stock who comply with the procedures summarized below will be entitled to appraisal rights if the merger is consummated. The following discussion is not a complete discussion of the law pertaining to appraisal rights under Section 262 of the Delaware General Corporation Law, or Section 262, and is qualified in its entirety by the full text of Section 262 which is attached to this proxy statement/prospectus as Annex H. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that Trubion stockholders exercise their right to seek appraisal under Section 262. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Trubion common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Trubion common stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Under Section 262, holders of shares of Trubion common stock who do not vote in favor of adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the adoption of the merger agreement by Trubion stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This proxy statement/prospectus constitutes that notice, and the full text of Section 262 is attached to this proxy statement/prospectus as Annex H. Any holder of Trubion common stock who wishes to exercise appraisal rights or who wishes to preserve such holder’s right to do so should review the following discussion and Annex H carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Due to the complexity of the procedures for exercising the right to seek appraisal, Trubion stockholders who are considering exercising such rights are urged to seek the advice of legal counsel.

Trubion stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions. They must:

•	hold of record shares of Trubion common stock on the date the written demand for appraisal is made and continue to hold the shares of record through the effective time of the merger;

•	deliver to the Corporate Secretary of Trubion, before the vote on the adoption of the merger agreement, a written demand for the appraisal of the stockholder’s shares; and

•	not vote the stockholder’s shares of Trubion common stock in favor of, or consent in writing to, the adoption of the merger agreement.

Neither voting against the adoption of the merger agreement (either in person or by proxy), nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform Trubion of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the Trubion special meeting will constitute a waiver of appraisal rights.

Only a holder of record of shares of Trubion common stock on the record date for the Trubion special meeting is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Trubion common stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s mailing address and the number of shares registered in the holder’s name, and must state that the person intends to demand appraisal of the holder’s shares pursuant to the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners. In such case, however, the written demand should set forth the number of shares as to which appraisal is sought. If no number of shares is expressly mentioned, the demand will be presumed to cover all shares of Trubion common stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

A Trubion stockholder of record who elects to demand appraisal of his or her shares must mail or deliver his or her written demand to: Trubion Pharmaceuticals, Inc., 2401 4th Avenue, Suite 1050, Seattle, Washington 98121, Attention: Corporate Secretary. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is thereby demanding appraisal of his or her shares, and such written demand must be received by Trubion prior to the special meeting.

In addition, a Trubion stockholder who desires to exercise appraisal rights must not vote his or her shares of common stock in favor of adoption of the merger agreement. A vote in favor of adoption of the merger agreement by proxy, by telephone, via the Internet, or in person, will constitute a waiver of the stockholder’s appraisal rights and will nullify any previously filed written demands for appraisal. Because a proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favor of adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within 10 days after the effective time of the merger, Trubion or its successor in interest, which is referred to generally in this proxy statement/prospectus as the surviving entity, must notify each holder of Trubion common stock who has complied with Section 262 and who has not voted in favor of the adoption of the merger agreement that the merger has become effective and shall include in such notice a copy of Section 262. Within 120 days after the effective time of the merger, the surviving entity or any stockholder who has timely and properly demanded appraisal of his or her shares and who has complied with the required conditions of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of all Trubion stockholders who have properly demanded appraisal. The surviving entity is under no obligation to and has no present intention to file a petition. Accordingly, it is the obligation of the holders of Trubion common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Trubion common stock within the time prescribed in Section 262.

Within 120 days after the effective time of the merger, any holder of Trubion common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving entity a statement setting forth the aggregate number of shares of Trubion common stock not voted in favor of the adoption of the merger agreement and the aggregate number of shares that have made demands for appraisal. The statement must be mailed within 10 days after a written request has been received by the surviving entity or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed by a holder of shares of Trubion common stock and a copy is served upon the surviving entity, the surviving entity will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation on the certificates of the pending appraisal proceeding. If any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determining the holders of Trubion common stock entitled to appraisal, the Delaware Court of Chancery will determine the fair value of shares of the Trubion common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is to take into account all relevant factors.

Trubion stockholders considering seeking appraisal should bear in mind that the fair value of their shares of common stock as determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the merger consideration payable in a merger are not opinions as to fair value under Section 262.

The cost of the appraisal proceeding (which does not include attorneys’ fees or the fees or expenses of experts) may be determined by the Delaware Court of Chancery and levied upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Except as explained in the last sentence of this paragraph, at any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw his or her demand for appraisal and to accept the merger consideration to which such stockholder is entitled pursuant to the merger. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the surviving entity. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, Trubion stockholders’ rights to appraisal will cease and all Trubion stockholders will be entitled only to receive the merger consideration as provided for in the merger agreement.

Failure to comply with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. In view of the complexity of Section 262, stockholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors prior to attempting to exercise such rights.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. The merger agreement has been included to provide you with information regarding its terms. Emergent BioSolutions and Trubion encourage you to read the merger agreement in its entirety, as it is the legal document governing the merger, and the provisions of the merger agreement are not easily summarized. The merger agreement is not intended to provide any other factual information about Emergent BioSolutions or Trubion. Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings each of Emergent BioSolutions and Trubion makes with the SEC, which are available without charge at www.sec.gov.

Structure of the Merger

The merger agreement provides for the merger of merger sub with and into Trubion and, immediately thereafter, the merger of Trubion with and into the surviving entity, with the surviving entity surviving the merger as a direct wholly owned subsidiary of Emergent BioSolutions.

Completion of the Merger

The merger will be completed at the time of filing the required certificates of merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such certificates of merger with the consent of Emergent BioSolutions. The completion of the merger will take place not later than the second business day after the satisfaction or waiver of all of the conditions to completion of the merger set forth in the merger agreement.

Consideration in the Merger

The merger agreement provides that, upon completion of the merger, each share of Trubion common stock outstanding immediately prior to the effective time of the merger will be converted into the right to receive, upon surrender of the certificate representing such share in the manner provided in the merger agreement:

•	$1.365 in cash, without interest;

•	0.1641 of a share of Emergent BioSolutions common stock; and

•	a CVR, which entitles the holder the right to receive a pro rata share of up to $38.75 million in cash based on the achievement of certain milestones over a 36-month period after the effective time of the merger, in accordance with the terms of the CVR agreement described below.

The merger consideration payable to holders of Trubion common stock, including the number of shares of Emergent BioSolutions common stock, will be adjusted to reflect the effect of any stock split or other like change with respect to Emergent BioSolutions or Trubion common stock occurring after the date of the merger agreement and prior to the effective time of the merger.

Fractional Shares

Emergent BioSolutions will not issue any fractional shares of common stock in connection with the merger. Instead, the merger agreement provides that each holder of Trubion common stock who would otherwise be entitled to receive, after aggregating all fractional shares of Emergent BioSolutions common stock that would otherwise be received by such Trubion stockholder, a fraction of a share of Emergent BioSolutions common stock will instead be entitled to receive cash, without interest, in an amount equal to such fraction multiplied by $19.41, the average trading price of Emergent BioSolutions common stock for the five consecutive trading days ending August 11, 2010, the day before the execution of the merger agreement.

Treatment of Trubion Stock Options

All outstanding Trubion stock options will immediately vest and will be canceled at the effective time of the merger. Stock options with a per share exercise price of $4.55 or above will be canceled and extinguished. Holders of stock options with a per share exercise price below $4.55 will receive, for each share of Trubion common stock subject to such option, a cash payment equal to the difference between $4.55 and the exercise price of the option, less applicable taxes, and one CVR. As of September 21, 2010, there were 1,679,952 outstanding Trubion stock options with a per share exercise price below $4.55.

Exchange of Trubion Stock Certificates for Emergent BioSolutions Stock Certificates

The merger agreement provides that Mellon Investor Services LLC will act as the exchange agent. In the event Mellon Investor Services LLC is unable to act as the exchange agent, Emergent BioSolutions will select another institution reasonably satisfactory to Trubion to act as the exchange agent. At or prior to the effective time of the merger, Emergent BioSolutions will enter into an agreement with the exchange agent that will provide that Emergent BioSolutions will deposit with the exchange agent on a timely basis, for exchange: (i) certificates representing the shares of Emergent BioSolutions common stock issuable to Trubion stockholders and (ii) cash in an amount sufficient to permit payment of the aggregate cash merger consideration (equal to $1.365 in cash, without interest, per share of Trubion common stock), plus cash in lieu of fractional shares.

As soon as practicable, and not later than five business days after the effective time of the merger, the exchange agent will mail to each holder of record of Trubion common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for the merger consideration.

Holders of Trubion common stock who properly surrender their Trubion stock certificates in accordance with the exchange agent’s instructions will be entitled to receive:

•	cash equal to such holder’s portion of the cash merger consideration;

•	a certificate representing the number of whole shares of Emergent BioSolutions common stock to which such holder is entitled pursuant to the merger agreement; and

•	appropriate information regarding the CVRs to which such holder is entitled.

The Trubion stock certificates so surrendered will be canceled. After the effective time of the merger, outstanding Trubion stock certificates that have not been surrendered will represent only the right to receive the merger consideration (and any dividends or distributions with respect to the shares of Emergent BioSolutions common stock representing a portion of the merger consideration), and cash in lieu of fractional shares enumerated above. Following the completion of the merger, Trubion will not register any transfers of Trubion common stock on its stock transfer books.

HOLDERS OF TRUBION COMMON STOCK SHOULD NOT SEND IN THEIR TRUBION STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF TRUBION STOCK CERTIFICATES. IN ALL CASES, THE CASH MERGER CONSIDERATION, CERTIFICATES REPRESENTING SHARES OF EMERGENT BIOSOLUTIONS COMMON STOCK, THE APPROPRIATE INFORMATION REGARDING THE CVRS AND CASH IN LIEU OF FRACTIONAL SHARES WILL BE DELIVERED ONLY IN ACCORDANCE WITH THE PROCEDURES SET FORTH IN THE LETTER OF TRANSMITTAL.

Distributions With Respect to Unexchanged Shares

Holders of Trubion common stock are not entitled to receive any dividends or other distributions on Emergent BioSolutions common stock until the merger is completed. After the merger is completed, holders of Trubion common stock will be entitled to receive dividends and other distributions declared or made after completion of the merger with respect to the number of whole shares of Emergent BioSolutions common stock that they are entitled to receive upon exchange of their Trubion common stock, but they will not be paid any such dividends or other distributions until they surrender their Trubion stock certificates to the exchange agent in accordance with the exchange agent’s instructions. After surrender of the Trubion stock certificates, such holders will receive any such dividends or other distributions to which they are entitled in cash without interest.

Lost, Stolen or Destroyed Stock Certificates

If any Trubion stock certificate has been lost, stolen or destroyed, Emergent BioSolutions may, in its discretion and as a condition precedent to the issuance of any cash merger consideration, certificate representing Emergent BioSolutions common stock or information regarding a CVR in exchange therefor pursuant to the merger agreement, require the owner of such certificate to deliver an affidavit claiming that such certificate has been lost, stolen or destroyed and a bond in such sum as Emergent BioSolutions may reasonably direct as indemnity against any claim that may be made with respect to that certificate against Emergent BioSolutions, Trubion or the exchange agent.

Representations and Warranties

The merger agreement contains representations and warranties made by Emergent BioSolutions, merger sub and the surviving entity, on the one hand, and Trubion, on the other, to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties of Emergent BioSolutions, merger sub and the surviving entity, on the one hand, and Trubion, on the other, contained in the merger agreement are qualified by information in confidential disclosure schedules provided by the parties in connection with the signing of the merger agreement. While Emergent BioSolutions and Trubion do not believe that these disclosure schedules contain information that the securities laws require the parties to publicly disclose other than information that has already been so disclosed, they do contain information that modifies, qualifies and creates exceptions to the representations and warranties of the parties set forth in the merger agreement. You should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Emergent BioSolutions, merger sub and the surviving entity, on the one hand, or Trubion, on the other, since they were only made as of the date of the merger agreement and, with respect to Trubion’s representations and warranties, are modified in important part by the underlying disclosure schedule. Moreover, some of the representations and warranties in the merger agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts. In addition, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the companies’ public disclosures.

The representations and warranties of Trubion in the merger agreement relate to the following subject matters:

•	corporate organization; corporate standing; corporate power; qualifications to do business; and correctness and compliance with charter documents;

•	corporate power and authority to execute the merger agreement and related agreements and consummate the merger, and the enforceability of the merger agreement against Trubion;

•	approvals by the Trubion board of directors and the inapplicability of the Delaware and Washington state anti-takeover statutes to the merger;

•	capitalization;

•	the absence of conflict or violation under governing documents, agreements and applicable law;

•	governmental consents, approvals and notices required in connection with the merger;

•	possession of and compliance with permits and other governmental authorizations required for the operation of Trubion’s business;

•	compliance with applicable laws;

•	litigation;

•	documents and reports filed with the SEC;

•	internal accounting and disclosure controls and procedures;

•	financial statements and off balance sheet arrangements;

•	compliance with the rules and regulations of the Nasdaq Global Market and certain Sarbanes-Oxley Act requirements with respect to Trubion’s auditors;

•	absence of certain changes and events since December 31, 2009;

•	taxes;

•	title to assets and leasehold interests;

•	real and personal property;

•	environmental matters;

•	employment matters;

•	transactions with interested parties;

•	employee benefit plans;

•	labor relations;

•	material contracts, the effect on material contracts of entering into and completing the transactions contemplated by the merger agreement and other matters relating to material contracts;

•	intellectual property;

•	insurance policies;

•	brokerage, finder’s or other fees or commissions payable by or on behalf of Trubion to brokers, finders or financial advisors in connection with the merger;

•	arrangements with a financial advisor and receipt of a fairness opinion;

•	absence of existing discussions, negotiations or information exchanges in respect of a competing transaction;

•	regulatory compliance for Trubion’s activities that are governed by the FDA, as well as certain other activities related to its clinical trials and its pharmaceutical products;

•	maintenance and possession of, and title and interest in and to, registration files and dossiers related to Trubion’s pharmaceutical products; and

•	the information supplied by Trubion in respect of both the registration statement of which this proxy statement/prospectus forms a part and this proxy statement/prospectus itself not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In addition, the merger agreement contains representations and warranties of Emergent BioSolutions, merger sub and the surviving entity relating to:

•	corporate or limited liability company, as the case may be, organization; corporate or limited liability company, as the case may be, standing; corporate or limited liability company, as the case may be, power; qualifications to do business; correctness and compliance with charter documents;

•	corporate or limited liability company, as the case may be, power and authority to execute the merger agreement and related agreements and consummate the merger and the enforceability of the merger agreement against each such party;

•	capitalization of Emergent BioSolutions and its subsidiaries, including, but not limited to, merger sub and the surviving entity;

•	subsidiaries;

•	the absence of conflict or violation under governing documents, agreements and applicable law;

•	governmental consents, approvals and notices required in connection with the merger;

•	possession of and compliance with permits and other governmental authorizations required for the operation of Emergent BioSolutions’ business;

•	compliance with applicable laws;

•	litigation;

•	documents filed with the SEC;

•	disclosure controls and procedures;

•	financial statements;

•	compliance with the rules and regulations of the NYSE and certain Sarbanes-Oxley requirements with respect to Emergent BioSolutions’ auditors;

•	absence of certain changes and events since December 31, 2009;

•	taxes;

•	material contracts, the effect on material contracts of entering into and completing the transactions contemplated by the merger agreement and other matters relating to material contracts;

•	intellectual property;

•	brokerage, finder’s or other fees or commissions payable by or on behalf of Emergent BioSolutions to brokers, finders or financial advisors in connection with the merger;

•	access to sufficient funds to consummate the merger;

•	purpose of formation and business of merger sub and the surviving entity;

•	inapplicability of the Delaware interested stockholder statute and Washington acquiring person statute to the merger; and

•	the information supplied by Emergent BioSolutions, merger sub and the surviving entity in respect of the registration statement to be filed by Emergent BioSolutions with the SEC and this proxy statement/prospectus of Trubion not containing any untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

The representations and warranties contained in the merger agreement will not survive the merger, but they form the basis of certain conditions to Emergent BioSolutions’ and Trubion’s obligations to complete the merger.

Other Agreements of Trubion

Except as contemplated by the merger agreement or unless Emergent BioSolutions otherwise agrees in writing, Trubion has agreed that, until completion of the merger, it will take the following actions, among others:

•	maintain good corporate standing;

•	maintain its existing insurance coverage, including its clinical trial insurance coverage;

•	conduct, in all material respects, its business and operations in the ordinary course, in a manner consistent with prior practices and in compliance with applicable laws, and use its reasonable best efforts to:

•	preserve substantially intact its business organization;

•	keep available the services of its current officers and employees and notify Emergent BioSolutions upon receipt of any written notice of resignation of such officers and employees; and

•	preserve its current relationships with Trubion’s customers, suppliers, research and clinical collaborators, licensees and other persons with whom Trubion has business relations; and

•	comply in all material respects with applicable law, including by timely filing all required reports or documents with the SEC.

Except as contemplated by the merger agreement or unless Emergent BioSolutions otherwise agrees in writing, Trubion has also agreed that, until the completion of the merger, Trubion will not take any of the following actions:

•	declare, set aside or pay dividends or make any other distributions in respect of its capital stock;

•	enter into any voting agreement in respect of Trubion’s capital stock;

•	adjust, split, combine or reclassify Trubion’s capital stock;

•	issue or authorize for issuance or propose the issuance of any other security in respect of, in lieu of or in substitution for, shares of Trubion’s capital stock;

•	repurchase, redeem or otherwise acquire, or offer to do any of the foregoing in respect of, shares of Trubion’s capital stock or any options, warrants, convertible securities, subscriptions, stock appreciation rights, profit participation, phantom stock plans or stock equivalents or other rights or agreements obligating Trubion to sell any shares of capital stock or other equity interests in Trubion, which are referred to collectively as Trubion stock rights;

•	issue, deliver, sell, pledge or encumber any shares of Trubion’s capital stock or Trubion stock rights;

•	take any action that would reasonably be expected to prohibit Trubion from satisfying its closing conditions or that would impair or materially delay Trubion’s ability to complete the merger;

•	amend its charter documents;

•	incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guaranty, endorse or otherwise become liable or responsible for the obligations of any other person outside its ordinary course of business;

•	make any loans, advances or capital contributions to, or investments in, any other person or entity;

•	merge or consolidate with any other entity or adopt a plan of liquidation, dissolution, recapitalization or other reorganization;

•	except as required by GAAP or applicable law, change its tax or financial accounting methods;

•	subject to limited exceptions, alter, amend or create any obligations with respect to payments to present or former employees, directors or affiliates of Trubion;

•	hire any new employees of Trubion or terminate the employment of any officers of Trubion;

•	sell, license, mortgage, transfer, lease, pledge, encumber or otherwise dispose of any material properties or assets;

•	subject to limited exceptions, acquire any material business assets or securities;

•	with respect to taxes:

•	make any material tax election not consistent with past practices;

•	settle or compromise any material income tax liability;

•	fail to file any material tax return when due;

•	fail to cause material tax returns to be complete and accurate in all material respects;

•	amend any material tax returns or file claims for material tax refunds; and

•	enter into a material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment;

•	enter into, amend or modify in any material respect, or consent to the termination of, any material contract;

•	institute, settle or compromise any legal proceeding before any arbitrator, court or governmental entity involving the payment of monetary damages by Trubion in excess of $125,000;

•	enter into any material agreement with respect to any joint venture, strategic partnership or alliance; and

•	agree to take any of the foregoing actions.

Other Agreements of Emergent BioSolutions

Except as contemplated by the merger agreement or unless Trubion otherwise agrees in writing, Emergent BioSolutions has agreed that until completion of the merger, it and its subsidiaries will take the following actions, among others:

•	maintain good corporate or limited liability company, as the case may be, standing;

•	conduct its business in compliance with applicable laws, in all material respects; and

•	comply in all material respects with applicable law, including by timely filing all required reports or documents with the SEC.

Except as contemplated by the merger agreement or unless Trubion otherwise agrees in writing, Emergent BioSolutions has also agreed that, until the completion of the merger, Emergent BioSolutions will not, and will not permit any subsidiary to, take any of the following actions:

•	declare, set aside or pay dividends or make any other distributions in respect of its capital stock;

•	adjust, split, combine or reclassify any of its capital stock;

•	issue or authorize for issuance or propose the issuance of any other security in respect of, in lieu of or in substitution for, shares of its capital stock;

•	repurchase, redeem or otherwise acquire (i) any shares of its capital stock or (ii) any options, warrants, convertible securities, subscriptions, stock appreciation rights, profit participation, phantom stock plans or stock equivalents or other rights or agreements obligating Emergent BioSolutions to sell any shares of capital stock or other equity interests in Emergent BioSolutions;

•	take any action that would reasonably be expected to prohibit Emergent BioSolutions from satisfying its closing conditions or that would impair or materially delay Emergent BioSolutions’ ability to complete the merger;

•	amend its charter documents; and

•	agree to take any of the foregoing actions.

Other Mutual Agreements

The merger agreement contains a number of mutual agreements by Emergent BioSolutions and Trubion, including, among others:

•	provide the other party and its representatives with reasonable access to its personnel, agents, properties, facilities and books and records;

•	use their commercially reasonable efforts to take, or cause to be taken, all actions necessary to expeditiously complete the merger and the other transactions contemplated by the merger agreement, including, but not limited to:

•	promptly filing any required submission under the HSR Act; and

•	providing all notices and making all filings with the NYSE and Nasdaq required in connection with the completion of the merger;

•	use their reasonable efforts to have the registration statement declared effective by the SEC as promptly as practicable;

•	use their commercially reasonable efforts to defend any legal proceedings related to the merger, the merger agreement or any of the other transactions contemplated by the merger agreement; and

•	use their reasonable best efforts to have the merger qualify as a reorganization under Section 368(a) of the code.

Indemnification and Insurance

The merger agreement provides that following the completion of the merger, the surviving entity will indemnify and hold harmless all past and present officers and directors of Trubion to the same extent and in the same manner that such persons are indemnified by Trubion as of the date of the merger agreement pursuant to any indemnification agreements between Trubion and such persons, and pursuant to applicable law and Trubion’s and the surviving entity’s governing documents, and Emergent BioSolutions guarantees the performance of the surviving entity. The certificate of formation of the surviving entity contains provisions regarding exculpation and indemnification that are at least as favorable to Trubion’s past and present officers and directors as those contained in Trubion’s governing documents as in effect on the date of the merger agreement, and may not be changed for six years from the effective time of the merger, except as required by law. In addition, for six years from the effective time of the merger, Emergent BioSolutions will cause the surviving entity to maintain in effect (or may elect to maintain pursuant to its own policies) for the benefit of the current directors and officers of Trubion an insurance and indemnification policy that provides coverage for acts or omissions prior to the effective time of the merger on terms with respect to coverage in the aggregate that are no less favorable than those of Trubion’s policy in effect on the date of the merger agreement, or, if substantially equivalent coverage is unavailable, the best available coverage. In the alternative, Emergent BioSolutions may request that Trubion obtain and, upon such request, Trubion has agreed to obtain, “tail” insurance policies as of the effective time of the merger with a claims period of six years from the effective time and with at least the same coverage and amounts and containing terms and conditions not less advantageous to Trubion’s current directors and officers.

Employee Benefits

The merger agreement provides that all Trubion employees who continue employment with Emergent BioSolutions following the merger will be eligible to participate in Emergent BioSolutions’ benefit plans, subject to any applicable plan provisions, and receive compensation in amounts that are commensurate in all material respects with the compensation and benefits provided to similarly situated employees of Emergent BioSolutions. For the purposes of determining eligibility and vesting under any employee benefit plan maintained or contributed to by Emergent BioSolutions in which a Trubion employee who continues employment with Emergent BioSolutions is eligible to participate after the merger, Emergent BioSolutions will recognize all service of such employee for which service was recognized under a corresponding Trubion benefit plan, subject to certain exceptions. In addition, Emergent BioSolutions will cause all eligibility waiting periods and evidence of insurability requirements under any employee benefit plan maintained or contributed to by Emergent BioSolutions that is a group health plan to be waived with respect to the continuing Trubion employees to the extent waived under any comparable plans of Trubion immediately prior to the completion of the merger, and will give the continuing Trubion employees credit for payment of any co-payments, deductibles and offsets made by the continuing Trubion employees under any similar plans of Trubion immediately prior to the completion of the merger. The merger agreement also provides that, as soon as reasonably practicable after the completion of the merger, Emergent BioSolutions will transfer all eligible assets and liabilities from Trubion’s defined contribution retirement plan maintained by Trubion immediately prior to completion of the merger to a qualified contribution retirement plan maintained by Emergent BioSolutions with respect to Trubion employees who continue employment with Emergent BioSolutions following the merger.

Regulatory Approvals

Under the HSR Act, and the rules and regulations promulgated thereunder, mergers and acquisitions that meet certain jurisdictional thresholds, such as the merger, may not be completed until the expiration of a waiting period that follows the filing of notification forms by both parties to the transaction with the Department of Justice and the Federal Trade Commission. The initial waiting period is 30 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an in-depth investigation is required and issues a formal request for additional information and documentary material. Emergent BioSolutions and Trubion filed pre-merger notifications with the U.S. antitrust authorities pursuant to the HSR Act on August 27, 2010 and, in accordance with the merger agreement, requested “early termination” of the waiting period. On September 3, 2010, the U.S. Department of Justice and Federal Trade Commission granted early termination of the waiting period.

Material Adverse Effect

Several of the representations, warranties, conditions and termination provisions in the merger agreement use the phrase “material adverse effect.” As used with respect to Trubion in the merger agreement, “material adverse effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of Trubion, taken as a whole, or (ii) Trubion’s ability to consummate the transactions contemplated by the merger agreement on a timely basis or prevent or materially delay Trubion’s performance of any of its obligations under the merger agreement. However, with respect to Trubion, the phrase “material adverse effect” does not include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from:

•	changes generally affecting the economy or financial or securities markets;

•	the announcement of the transactions contemplated by the merger agreement;

•	any outbreak or escalation of war or any act of terrorism;

•	general conditions in the industry in which Trubion operates;

•	any change in stock price or trading volume, in and of itself; or

•	any failure to meet published revenue or earnings projections, in and of itself;

except that, any event, change and effect referred to in the first, third or fourth bullets above shall be taken into account in determining whether a material adverse effect with respect to Trubion has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on Trubion, taken as a whole, compared to other participants in the industry in which Trubion conducts its business. The merger agreement states, for the avoidance of doubt, that for purposes of the merger agreement, with respect to that certain Collaboration and License Agreement, dated December 19, 2005, as amended, by and between Trubion and Pfizer/Wyeth and that certain Collaboration and License Agreement, dated August 27, 2009, by and between Trubion and Abbott Laboratories/Facet Biotech Corporation, the giving of written notice by Pfizer/Wyeth or Abbott Laboratories/Facet Biotech Corporation, as the case may be, of their termination of, or their intent to terminate, or, to the extent applicable, their exercise of, or their intent to exercise, their opt-out rights under, their respective Collaboration and License Agreement shall be deemed a material adverse effect with respect to Trubion.

As used with respect to Emergent BioSolutions in the merger agreement, “material adverse effect” means any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of Emergent BioSolutions, or (ii) the ability of Emergent BioSolutions to consummate the transactions contemplated by the merger agreement on a timely basis or prevent or materially delay the performance by Emergent BioSolutions of any of its obligations under the merger agreement. However, with respect to Emergent BioSolutions the phrase “material adverse effect” does not include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from:

•	changes generally affecting the economy or financial or securities markets;

•	the announcement of the transactions contemplated by the merger agreement;

•	any outbreak or escalation of war or any act of terrorism;

•	general conditions in the industry in which Emergent BioSolutions operates;

•	any change in stock price or trading volume, in and of itself; or

•	any failure to meet published revenue or earnings projections, in and of itself;

except that, any event, change and effect referred to in the first, third or fourth bullets above shall be taken into account in determining whether a material adverse effect with respect to Emergent BioSolutions has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on Emergent BioSolutions compared to other participants in the industry in which Emergent BioSolutions conducts its business. The merger agreement states, for the avoidance of doubt, that for purposes of the merger agreement, with respect to that certain Contract No. 200-2009-30162 between the Centers for Disease Control and Prevention and Emergent BioDefense Operations Lansing Inc. dated September 30, 2008, the giving of written notice by the Centers for Disease Control and Prevention of its intent to terminate shall be deemed a material adverse effect with respect to Emergent BioSolutions.

Conditions to Completion of the Merger

The merger agreement provides that the obligations of the parties to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions at or prior to completion of the merger:

•	at least a majority of the holders of Trubion’s outstanding common stock shall have voted to adopt the merger agreement;

•	there shall not be any law or order that prevents or prohibits consummation of the merger and there shall be no pending action, proceeding or other application before any governmental entity seeking such an order (other than a lawsuit commenced by a stockholder plaintiff, the defense of which is covered by applicable insurance and which would not be reasonably expected to have a material adverse effect on Trubion);

•	all consents and approvals required to consummate the merger, the failure of which to be obtained would be reasonably expected to have a material adverse effect on Emergent BioSolutions or Trubion, will be obtained;

•	the SEC shall have declared the registration statement, of which this proxy statement/prospectus is a part, effective and no stop order suspending such effectiveness shall have been issued and no proceeding for that or a similar purpose shall have been initiated or threatened in writing by the SEC;

•	the applicable waiting periods, together with any extensions thereof, under the HSR Act or any other applicable pre-clearance requirements of any foreign competition law shall have expired or been terminated; and

•	the shares of Emergent BioSolutions common stock to be issued as partial consideration for the merger shall have been approved and authorized for listing on the NYSE.

In addition, the merger agreement provides that the obligations of Emergent BioSolutions, merger sub and the surviving entity to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of each of the following conditions at or prior to the completion of the merger:

•	the representations and warranties of Trubion contained in the merger agreement will be true and correct as of the date of the merger agreement and as of the effective time of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect”) would not reasonably be expected to have a material adverse effect on Trubion, and Trubion will deliver to Emergent BioSolutions a certificate signed by an executive officer of Trubion to that effect;

•	Trubion will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it prior to the effective time of the merger, and

Trubion will deliver to Emergent BioSolutions a certificate signed by an executive officer of Trubion to that effect; and

•	since the date of the merger agreement, there shall not have been a material adverse effect on Trubion, as defined in the merger agreement, or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Trubion.

In addition, the merger agreement provides that the obligations of Trubion to effect the merger and complete the other transactions contemplated by the merger agreement are subject to the satisfaction of the following conditions at or prior to the completion of the merger:

•	the representations and warranties of Emergent BioSolutions contained in the merger agreement will be true and correct as of the date of the merger agreement and as of the effective time of the merger, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect”) would not reasonably be expected to have a material adverse effect on Emergent BioSolutions, and Emergent BioSolutions will deliver to Trubion a certificate signed by an executive officer of Emergent BioSolutions to that effect;

•	Emergent BioSolutions will have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the effective time of the merger, and Emergent BioSolutions will deliver to Trubion a certificate signed by an executive officer of Emergent BioSolutions to that effect; and

•	since the date of the merger agreement, there shall not have been a material adverse effect on Emergent BioSolutions, as defined in the merger agreement, or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a material adverse effect, as defined in the merger agreement, on Emergent BioSolutions.

Either Emergent BioSolutions or Trubion may choose to waive the conditions to its obligation to complete the merger, provided that any such waiver is in compliance with applicable law, subject to specified exceptions.

Limitation on the Solicitation, Negotiation and Discussion by Trubion of Competing Transactions

Under the merger agreement, Trubion agreed to immediately cease any existing discussions, negotiations or communications between Trubion, its affiliates or representatives with any third party that relate to any competing transaction. Trubion also agreed to notify, in writing, each party with which Trubion has, in the last 12 months, held any discussions, negotiations or communications with respect to a competing transaction and that remain in possession of any nonpublic information in respect of Trubion that was furnished by or on behalf of Trubion or its affiliates to return or destroy all such information in accordance with the nondisclosure agreements between such party and Trubion.

Additionally, the merger agreement contains provisions prohibiting Trubion from seeking or entering into competing transactions. Under these provisions, subject to the specific exceptions described below, Trubion has agreed that it will not, and that it will not authorize or permit any of its affiliates or representatives to, directly or indirectly,

•	solicit, initiate or intentionally encourage the submission of any competing transaction; or

•	participate in any discussions or negotiations, or furnish to any third party any information or data with respect to, or provide access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly facilitate, induce or encourage the making of any proposal that constitutes, or that may reasonably be expected to lead to, a competing transaction.

Notwithstanding these restrictions, prior to obtaining the approval of a majority of the stockholders of Trubion to adopt the merger agreement, Trubion may, to the extent required by the fiduciary obligations of Trubion’s board of directors (as determined in good faith by a majority of the members of Trubion’s board of directors and after consultation with Trubion’s outside counsel) furnish information to a third party that makes a competing transaction offer and participate in related discussions and negotiations so long as:

•	Trubion is not in breach of its non-solicitation of competing transactions covenant;

•	the third party is subject to a confidentiality agreement with Trubion that is not less favorable than the confidentiality agreement entered into between Trubion and Emergent BioSolutions;

•	Trubion’s board of directors reasonably determines in good faith that such competing transaction constitutes or would reasonably be expected to lead to a superior competing transaction; and

•	Trubion provides written notice to Emergent BioSolutions of its decision to furnish information to a third party that makes a competing transaction offer and its compliance with non-solicitation of competing transactions covenant.

If Trubion obtains knowledge of the receipt by Trubion, or any of its representatives, of a competing transaction, or any inquiry that would reasonably be expected to lead to a competing transaction, Trubion will:

•	notify Emergent BioSolutions within 36 hours of its receipt of such competing transaction offer or inquiry;

•	include in such notification, the third party making, and details of the material terms of, such competing transaction offer;

•	keep Emergent BioSolutions fully informed of the status and material terms of the competing transaction offer, including any material or proposed amendments to the material terms of such competing transaction offer;

•	provide Emergent BioSolutions at least 48 hours’ notice prior to any meeting of Trubion’s board of directors at which the board of directors is reasonably expected to consider any competing transaction; and

•	promptly provide to Emergent BioSolutions a list of any nonpublic information concerning Trubion’s business, present or future performance, financial condition or results of operations provided in connection with any such competing transaction, and, to the extent not done so already, provide copies of such information to Emergent BioSolutions.

Prior to recommending, approving or consummating a superior competing transaction, Trubion’s board of directors will provide Emergent BioSolutions an opportunity to meet with Trubion, its outside counsel and its financial advisor for the purpose of enabling good-faith negotiations between Emergent BioSolutions and Trubion in respect of the terms and condition of the merger agreement so that the competing transaction under consideration ceases to be a superior competing transaction.

Notwithstanding the foregoing, Trubion and its board of directors may, pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, take and disclose to Trubion’s stockholders a position in respect of any tender or exchange offer by a third party that is consistent with its obligation under the merger agreement (as described above), so long as neither Trubion nor its board of directors, subject to specified exceptions:

•	modifies or proposes publicly to modify, in a manner adverse to Emergent BioSolutions, merger sub and the surviving entity, the approvals or recommendations of Trubion’s board of directors of the merger or the merger agreement; or

•	approves or recommends a competing transaction, or proposes publicly to approve or recommend a competing transaction.

Under the merger agreement, a “competing transaction” is a proposal or offer, whether in writing or otherwise, from a third party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of all or more than 20% of Trubion’s assets or 20% or more of any class of equity securities of Trubion, in each case pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer, or similar transaction or series of related transactions, which is structured to permit such third party to acquire beneficial ownership of more than (i) 20% of Trubion’s assets or (ii) 20% or more of any class of equity securities of Trubion, as the case may be.

Under the merger agreement, a “superior competing transaction” is a bona fide, unsolicited written proposal or offer made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the voting power of Trubion’s capital stock then outstanding or all or substantially all of Trubion’s assets on terms Trubion’s board of directors determines in good faith (after consulting with Trubion’s outside legal counsel and financial advisor), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer and the third party making the offer, are more favorable from a financial point of view to Trubion’s stockholders than the merger and the other transactions contemplated by the merger agreement, and is reasonably capable of being consummated.

Trubion’s Special Stockholders Meeting; Obligation of the Trubion Board of Directors to Recommend Adoption of the Merger Agreement

Trubion has agreed to take all actions in accordance with applicable law, its certificate of incorporation and bylaws, and the rules of the Nasdaq Global Market to promptly and duly call, give notice of, convene, and, as promptly as practicable after the registration statement is declared effective under the Securities Act and this proxy statement/prospectus is cleared by the SEC, hold a special meeting of its stockholders to vote on the adoption of the merger agreement.

The merger agreement provides that Trubion’s board of directors may not withdraw or modify, or propose or resolve to withdraw or modify, in a manner adverse to Emergent BioSolutions, merger sub or the surviving entity, the approval and recommendation by Trubion’s board of directors of the merger agreement and the transactions contemplated by the merger agreement.

The merger agreement also provides, however, that, prior to obtaining the affirmative vote of the holders of at least a majority of Trubion’s outstanding common stock to adopt the merger agreement, Trubion’s board of directors is entitled to withdraw or modify its recommendation in a manner adverse to Emergent BioSolutions if it determines in good faith, after consultation with its outside legal advisors, that failure to do so in response to a superior competing transaction, as described above, would result in a breach of its fiduciary duties to Trubion’s stockholders.

Termination of the Merger Agreement

Each of Emergent BioSolutions and Trubion is entitled to terminate the merger agreement under certain circumstances including, among others:

•	by mutual written consent;

•	if the merger has not been consummated by December 31, 2010, except that this right to terminate shall not be available to a party whose material breach of the merger agreement or failure to fulfill any obligation under the merger agreement has been the cause of, or results in, the failure of the merger to occur on or before such date;

•	if a court or governmental entity of competent jurisdiction shall have issued any order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, ruling or other action is final and nonappealable, provided that this right of termination is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or results in, the issuance, promulgation, enforcement or entry into such order, decree, ruling or action; or

•	if the approval of a majority of the stockholders of Trubion to adopt the merger agreement is not obtained at a special meeting of Trubion stockholders (including any postponement or adjournment) duly convened to consider adoption of the merger agreement, provided that this right of termination is not available to Trubion if Trubion has materially breached any of its obligations under certain non-solicitation and other provisions of the merger agreement.

In addition, the merger agreement provides that Emergent BioSolutions may terminate the merger agreement, at any time prior to the effective time of the merger, if any of the following events occurs:

•	if (i) the Trubion board of directors withdraws or adversely modifies its approvals or recommendations of the merger or the transactions contemplated thereby, (ii) the Trubion board of directors fails to reaffirm its approvals and recommendations of the merger or the merger agreement upon the request of Emergent BioSolutions, (iii) the Trubion board of directors (A) recommends to the Trubion stockholders that they approve or accept a competing transaction or (B) determines to accept a proposal or offer for a superior competing transaction, (iv) Trubion materially breaches any of its obligations under the merger agreement with respect to certain non-solicitation obligations or convening the special meeting of Trubion stockholders, or (v) any third party commences a tender or exchange offer or other transaction constituting or potentially constituting a competing transaction and Trubion does not send to its security holders pursuant to Rule 14e-2 of the Exchange Act a statement disclosing that Trubion recommends rejection of such tender or exchange offer, each of clauses (i) through (v), a triggering event; or

•	(i) any representation or warranty of Trubion set forth in the merger agreement shall have been breached or become untrue or Trubion shall have breached any covenant or agreement, (ii) such breach or misrepresentation is not cured or is incapable of being cured by December 31, 2010, and (iii) such breach or misrepresentation would, individually or in the aggregate, cause the closing conditions relating to accuracy of Trubion’s representations and warranties or compliance with its covenants and agreements to be incapable of being satisfied, provided that Emergent BioSolutions is not then in breach of its respective warranties, covenants or agreements such that the closing conditions relating to accuracy of its representations and warranties or compliance with covenants and agreements would not be satisfied.

Further, the merger agreement provides that Trubion may terminate the merger agreement, at any time prior to the effective time of the merger, if any of the following events occur:

•	(i) any representation or warranty of Emergent BioSolutions set forth in the merger agreement shall have been breached or become untrue or Emergent BioSolutions shall have breached any covenant or agreement, (ii) such breach or misrepresentation is not cured or is incapable of being cured by December 31, 2010, and (iii) such breach or misrepresentation would, individually or in the aggregate, cause the closing conditions relating to accuracy of Emergent BioSolutions’ representations and warranties or compliance with its covenants and agreements to be incapable of being satisfied; provided that Trubion is not then in breach of its respective warranties, covenants or agreements such that the closing conditions relating to accuracy of its representations and warranties or compliance with covenants and agreements would not be satisfied; or

•	in order to enter into an acquisition agreement for a superior competing transaction.

Expenses and Termination Fees

The merger agreement provides that, subject to limited exceptions, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses.

Trubion must pay a termination fee of $3 million, or the termination fee, to Emergent BioSolutions if the merger agreement is terminated as follows:

•	by Trubion or Emergent BioSolutions if stockholder approval of the adoption of the merger agreement is not obtained;

•	by Trubion or Emergent BioSolutions if the merger has not been consummated by December 31, 2010, and

•	Trubion has publicly announced a competing transaction, or in the alternative, a third party has made a proposal regarding a competing transaction to Trubion or its board of directors, whether or not publicly announced; and

•	an acquisition of Trubion is consummated within six months following the termination of the merger agreement;

•	by Trubion in order to enter into an acquisition agreement for a superior competing transaction;

•	by Emergent BioSolutions upon the occurrence of a triggering event, which is described in more detail under “— Termination of Merger Agreement” beginning on page 138 of this proxy statement/prospectus;

•	by Emergent BioSolutions as a result of Trubion’s breach or misrepresentation of its representations and warranties set forth in the merger agreement and such breach or misrepresentation is not cured by December 31, 2010 and prohibits Trubion from satisfying its closing covenants in the merger agreement related to the accuracy of its representations or warranties or compliance with its covenants and agreements and

•	Trubion has publicly announced a competing transaction, or in the alternative, a third party has made a proposal regarding a competing transaction to Trubion or its board of directors, whether or not publicly announced; and

•	an acquisition of Trubion is consummated within six months following the termination of the merger agreement.

Amendment

The merger agreement may be amended with the approval of the respective boards of directors of Trubion and Emergent BioSolutions at any time whether before or after the adoption of the merger agreement by Trubion’s stockholders. However, following the adoption of the merger agreement by Trubion’s stockholders, no amendment shall be made that alters the amount or changes the form of the merger consideration to be delivered to Trubion’s stockholders or alters or changes any of the terms or conditions of the merger agreement if such alteration or change would require, by law or rule of any applicable self-regulatory organization, further approval by the stockholders of Trubion.

THE SUPPORT AGREEMENTS

The following description describes the material terms of the support agreements signed by certain stockholders of Trubion. This description of the support agreements is qualified in its entirety by reference to the form of support agreement, which is attached as Annex C to this proxy statement/prospectus and incorporated herein by reference. Emergent BioSolutions and Trubion encourage you to read the form of support agreement in its entirety.

Concurrently with the execution of the merger agreement, Emergent BioSolutions entered into separate support agreements with affiliates of each of ARCH Venture Partners, Frazier Healthcare, Venrock and Prospect Venture Partners, or the principal holders, each of whom is affiliated with a member of Trubion’s board of directors. As of September 3, 2010, the principal holders owned an aggregate of approximately 41% of the outstanding Trubion common stock.

Voting of Shares and Irrevocable Proxy

Under the support agreements, the principal holders agreed to vote a portion of their shares of Trubion common stock, representing approximately 35% of the outstanding shares of Trubion common stock in the aggregate, which are referred to as the subject shares, in favor of (a) the approval of the merger and the other transactions contemplated by the merger agreement and (b) the approval of any other matter that is required by applicable law or by any government entity to be approved by the stockholders of Trubion to consummate the merger and the other transactions contemplated by the merger agreement.

Each principal holder also agreed, while its support agreement remains in effect, to vote against:

•	any competing transaction;

•	any action that could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the merger and any other transactions contemplated by the merger agreement;

•	any action that could reasonably be expected to constitute or result in a breach of any of the representations, warranties, covenants, or other obligations or agreements of Trubion under the merger agreement that would reasonably be expected to have a material adverse effect on Trubion; and

•	any action that could reasonably be expected to impair or adversely affect the ability of Trubion to consummate the merger and the other transactions contemplated by the merger agreement.

In addition, each principal holder agreed to deliver to Emergent BioSolutions, on or prior to the fifth business day prior any stockholder meeting or other event at which a vote may be taken, either (a) a copy of such principal holder’s duly executed and valid proxy, provided the votes reflected in such proxy are consistent with the foregoing voting covenants or (b) a written certificate signed by such principal holder certifying that it shall attend the meeting or event in person (if a meeting of stockholders) and vote the subject shares in accordance with the foregoing voting covenants.

Each of the principal holders irrevocably appointed Emergent BioSolutions as its proxy with full power of substitution (which proxy is irrevocable and which appointment is coupled with an interest) to vote in its discretion all subject shares owned by such principal holder beneficially and of record solely in connection with the matters described above.

Non-Solicitation

Each principal holder agreed that neither the principal holder nor any of the principal holder’s controlled affiliates or representatives (other than any such affiliate or representative who is a director of Trubion) would (a) solicit, initiate or intentionally encourage (including by way of providing information) the submission of any competing transaction or participate in any discussions or negotiations regarding, or take any other action to knowingly facilitate, induce or encourage the making of any proposal that constitutes, or may reasonably be expected to lead to, any competing transaction, (b) approve or recommend, or publicly propose to resolve to approve or recommend, a competing transaction, (c) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar agreement relating to a competing transaction,

(d) enter into any agreement requiring the principal holder to abandon, terminate or fail to consummate the merger and the other transactions contemplated by the merger agreement or (e) propose or agree to do any of the foregoing.

Transfer Restrictions

While its support agreement is in effect, each principal holder agreed not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding other than the support agreement with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the subject shares, (b) grant any proxies or powers of attorney, deposit any subject shares into a voting trust or enter into a voting agreement with respect to any subject shares (or attempt or purport to revoke or supersede the proxy granted to Emergent BioSolutions), (c) take any action that reasonably could cause any representation or warranty of such principal holder contained in the support agreement to become untrue or incorrect or have the effect of preventing or disabling them from performing their covenants or other obligations under the support agreement, or (d) commit or agree to take any of the foregoing actions. In the event of any involuntary transfer of any of the subject shares, including a sale by the principal holder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale, each principal holder agreed that the transferee shall take and hold such subject shares subject to all of the restrictions, liabilities and rights under the support agreement.

Termination

The support agreements, and all obligations, covenants, and proxies granted therein, will automatically terminate if the merger agreement has been terminated in accordance with its terms.

THE CVR AGREEMENT

The following description describes the material terms of the CVR agreement executed by Emergent BioSolutions, Trubion and Mellon Investor Services LLC. This description of the CVR agreement is qualified in its entirety by reference to the CVR agreement, a copy of which is attached as Annex B to this proxy statement/prospectus and incorporated herein by reference. Emergent BioSolutions and Trubion encourage you to read the CVR agreement in its entirety.

On August 12, 2010, Trubion, Emergent BioSolutions and Mellon Investor Services LLC, as rights agent, entered into the CVR agreement, which sets forth the rights that former Trubion stockholders will have with respect to each CVR to be held by them after the closing of the merger.

CVRs

The CVRs will not be evidenced by a certificate or other instrument. The rights agent agreed to serve as the initial CVR registrar and will maintain a record of initial CVR holdings as well as any permitted transfer. Emergent BioSolutions will furnish the rights agent with the names and addresses of the CVR holders within five business days after the effective time of the merger. The CVRs are unsecured obligations of Emergent BioSolutions and all payments made in respect of the CVRs, all other obligations under the CVR agreement and any rights or claims relating to the CVRs and the CVR Agreement will be subordinated in right of payment to the prior payment in full of senior obligations of Emergent BioSolutions.

Achievement of Milestones or Achievement Events

Each CVR holder is entitled to receive a pro rata portion, based on the number of CVRs then outstanding, of each of the following CVR payments, in each case if the applicable CVR payment event occurs, which are either milestone events under Trubion’s existing collaboration agreements with Pfizer and Abbott pursuant to which payments will be made by either Pfizer or Abbott to Emergent BioSolutions or triggered by the manufacture of TRU-016 for use in clinical studies pursuant to Trubion’s collaboration with Abbott:

CVR Payment Event	Applicable Payment

Milestone Events under the Pfizer Agreement
Initiation of dosing in the first Phase III clinical study for the first major indication for CD20 candidate	$6.25 million
Initiation of dosing in the first Phase III clinical study for the second major indication for CD20 candidate	$5.0 million
Initiation of dosing in the first Phase II clinical study for a non-CD20 target	$0.75 million
Pfizer subtotal	$12.0 million
Milestone Events under the Abbott Agreement
Initiation of the first Phase II clinical study for TRU-016	$1.75 million
Initiation of the first Phase III clinical study in oncology indication for TRU-016	$15.0 million
Achievement Event under the Abbott Agreement
Release TRU-016 manufactured for use in clinical studies	$10.0 million
Abbott subtotal	$26.75 million
Total	$38.75 million

The total potential payment under the CVRs is approximately $38.75 million over the 36-month period following the effective time of the merger. Emergent BioSolutions has agreed to use commercially reasonable efforts to achieve all of the milestone events as soon as practicable.

Any amounts due to CVR holders as a result of the release of TRU-016 for manufacture in connection with clinical trials will not be payable:

•	until at least November 30, 2011 regardless of whether manufacturing actually commences prior to that date;

•	if TRU-016 is no longer under co-development with Abbott on November 30, 2011, other than as a result of the exercise, or deemed exercise, of Emergent BioSolutions’ opt-out option under the collaboration agreement.

Payments

Upon the occurrence of a CVR payment event, whether as a result of a payment to Emergent BioSolutions from Pfizer/Wyeth or Abbott Laboratories/Facet Biotech Corporation as a result of a milestone event or as a result of the manufacture of TRU-016 for clinical use, Emergent BioSolutions shall promptly, but in no event later than five business days thereafter, deliver to the rights agent an officer’s certificate certifying that each CVR holder is entitled to receive the applicable CVR payment amount and the date such payment is to be made, which is referred to as the CVR payment date. The rights agent will forward such officer’s certificate to the CVR holders within five business days of receipt.

At least five business days prior to the applicable CVR payment date, Emergent BioSolutions will deliver the applicable payment to the rights agent, who will in turn, on the CVR payment date, pay the applicable CVR payment amount to each of the CVR holders.

CVRs Non-transferable

The CVRs will not be evidenced by a certificate or other instrument and, subject to limited exceptions, may not be sold, or in any other manner transferred or disposed.

Rights of CVR Holders

The rights of the CVR holders are limited to those expressly provided for in the CVR agreement. The CVRs are not equity or voting securities of Emergent BioSolutions and do not represent ownership interests in Emergent BioSolutions. The holders of the CVRs are not entitled, by virtue of their ownership of the CVRs, to any rights of a stockholder or other equity or voting security of Emergent BioSolutions.

Information Requests by CVR Holders; Dispute Resolution

After receiving notification from Emergent BioSolutions regarding whether a milestone has been achieved, holders of CVRs representing at least 20% of the total number of CVRs, or the 20% holders, are entitled to request a reasonable amount of information from Emergent BioSolutions regarding the matter, provided that they may do so only once with respect to any particular milestone event.

In the event there is any controversy or dispute that arises in connection with the CVRs, Emergent BioSolutions and the 20% holders must negotiate in good faith to resolve the dispute. Thereafter, assuming the parties are unable to resolve the underlying dispute, the parties may choose to litigate the matter, although the losing party shall be responsible for all of the prevailing party’s fees, court costs and other expenses.

Amendment of CVR Agreement

Without the consent of any CVR holders, Emergent BioSolutions and the rights agent may amend the CVR agreement for any of the following purposes:

•	to evidence the succession of another person to Emergent BioSolutions and the assumption by any such successor of the covenants of Emergent BioSolutions under the CVR agreement; and

•	to evidence the termination of the CVR registrar and the succession of another person to CVR registrar and the assumption by any such successor of the obligations of the CVR registrar under the CVR agreement.

Without the consent of any CVR holders, the rights agent, in the rights agent’s sole and absolute discretion or with Emergent BioSolutions, may amend the CVR agreement for any of the following purposes:

•	to evidence the succession of another person to the rights agent and the assumption by any such successor of the covenants and obligations of the rights agent under the CVR agreement;

•	to add to the covenants of Emergent BioSolutions such further covenants, restrictions, conditions or provisions as the Emergent BioSolutions board of directors and the rights agent shall consider to be for the protection of the CVR holders; provided, however, that in each case, such provisions shall not adversely affect the interests of the CVR holders;

•	to cure any ambiguity, to correct or supplement any provision in the CVR agreement that may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the CVR agreement; provided, however, that in each case, such provisions shall not adversely affect the interests of the CVR holders;

•	to make any amendments or changes as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided, however, that such provisions shall not adversely affect the interests of the CVR holders; or

•	to add, eliminate or change any provisions of the CVR agreement that do not adversely affect the interests of the CVR holders.

With the consent of the holders of at least a majority of the outstanding CVRs, Emergent BioSolutions and the rights agent may amend the CVR agreement for the purpose of adding, eliminating or changing any provisions of the CVR agreement.

Termination of CVR Agreement

The CVR agreement will terminate on the date that is 36 months after the effective time of the merger. Such termination will not affect the parties’ rights and obligations under the CVR agreement with respect to any achievement of a milestone event, or any dispute related thereto, that occurs prior to such termination. Any such rights and obligations shall continue until such time as is necessary to deliver any payments in connection with, or to resolve a dispute related to, such milestone or achievement event under the terms of the CVR agreement.

THE LOCK-UP AGREEMENTS

The following description describes the material terms of the lock-up agreements signed by certain stockholders of Trubion. This description of the lock-up agreements is qualified in its entirety by reference to the form of lock-up agreement, which is attached as Annex D to this proxy statement/prospectus and incorporated herein by reference. Emergent BioSolutions and Trubion encourage you to read the form of lock-up agreement in its entirety.

On August 12, 2010, the principal holders, each of whom is affiliated with a member of Trubion’s board of directors and entered into a support agreement, also entered into lock-up agreements with Emergent BioSolutions, pursuant to which each principal holder agreed to the following transfer restrictions on its Emergent BioSolutions common stock:

•	For a period of 90 days from the effective time of the merger, such 90-day period referred to as the lock-up period, the principal holder will not, subject to limited exceptions (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Emergent BioSolutions common stock received in the merger, which is referred to as the stock merger consideration, or any securities convertible into or exercisable or exchangeable for the stock merger consideration or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the stock merger consideration.

•	After 90 days to 180 days from the expiration of the lock-up period, each principal holder may engage in the transfers described above in respect of up to 25% of their Emergent BioSolutions shares constituting stock merger consideration.

•	After 180 days to 270 days from the expiration of the lock-up period, each principal holder may engage in the transfers described above in respect of up to 50% of their Emergent BioSolutions shares constituting stock merger consideration.

•	After 270 days to 360 days from the expiration of the lock-up period each principal holder may engage in the transfers described above in respect of up to 75% of their Emergent BioSolutions shares constituting stock merger consideration.

•	After 360 days from the expiration of the lock-up period, the foregoing lock-up restrictions expire and each principal holder may freely transfer all of their Emergent BioSolutions shares constituting stock merger consideration.

Notwithstanding these lock-up restrictions, if a “parent acceleration event,” which is described below, occurs prior to the six-month anniversary of the effective time of the merger, the principal holders may transfer up to 50% of their respective shares constituting stock merger consideration during that six-month period and, thereafter, the transfer restrictions terminate. If a parent acceleration event occurs after the six-month anniversary of the effective time of the merger, the transfer restrictions immediately terminate. A “parent acceleration event” is deemed to have occurred if, at any time during the applicable period, (1) the closing sale price per share for shares of Emergent BioSolutions common stock on the NYSE for any 20 trading days (which need not be consecutive) during a consecutive 30 calendar day period exceeds $23.29 and (2) Emergent BioSolutions issues any shares of its common stock in connection with any financing transaction, including any private placement or public offering.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial statements presented below are based on, and should be read together with, the historical financial statements of Emergent BioSolutions that are contained in its filings with the SEC and incorporated by reference into this proxy statement/prospectus and the historical financial statements of Trubion that are included in this proxy statement/prospectus. The unaudited pro forma condensed combined balance sheet gives effect to the proposed merger as if it had occurred on June 30, 2010, and combines the historical balance sheets of Emergent BioSolutions and Trubion as of June 30, 2010. The unaudited pro forma condensed combined statements of operations are presented as if the proposed merger had occurred on January 1, 2009, and combines the historical results of operations of Emergent BioSolutions and Trubion for the year ended December 31, 2009 and for the six months ended June 30, 2010. The historical financial information is adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results of Emergent BioSolutions and Trubion. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements presented below and with the separate historical financial statements of Emergent BioSolutions incorporated by reference into this proxy statement/prospectus and of Trubion included in this proxy statement/prospectus.

The unaudited pro forma adjustments related to the merger have been prepared using the acquisition method of accounting and are based on a preliminary purchase price allocation whereby the cost to acquire Trubion was allocated to the assets acquired and the liabilities assumed, based upon their estimated fair values. Actual adjustments will be based on analyses of fair values of identifiable tangible and intangible assets, in-process research and development, deferred tax assets and liabilities and estimates of the useful lives of tangible and amortizable intangible assets, which will be completed following the completion of the merger and after Emergent BioSolutions obtains a final third-party valuation, performs its own assessments and reviews all available data. The final purchase price allocation will be performed using estimated fair values as of the date of the completion of the merger. Differences between the preliminary and final purchase price allocations could have a material impact on the unaudited pro forma combined financial statements and Emergent BioSolutions’ future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not reflect the realization of potential cost savings, or any related restructuring or integration costs that may result from the integration of Trubion. Although Emergent BioSolutions believes that certain cost savings may result from the merger, there can be no assurance that these cost savings will be achieved.

The unaudited pro forma condensed combined financial statements are based on estimates and assumptions, are presented for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized if the proposed merger had been completed as of the dates indicated.

Emergent BioSolutions Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

	As of June 30, 2010
	Emergent		Pro Forma	See		Pro Forma
	BioSolutions	Trubion	Adjustments	Note 4		Combined
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$102,193	$15,600	$(36,052)	(a	)	$81,741
Investments	—	26,521				26,521
Restricted cash	215	—				215
Accounts receivable	45,765	3,900				49,665
Inventories	17,116	—				17,116
Note receivable	10,000	—				10,000
Deferred tax assets, net	2,637	—	2,336	(b	)	4,973
Income tax receivable, net	8,788	—				8,788
Prepaid expenses and other current assets	7,732	1,236				8,968

Total current assets	194,446	47,257	(33,716)			207,987

Property, plant and equipment, net	136,839	4,729				141,568
Assets held for sale	12,930	—				12,930
Intangible assets	—	—	66,972	(c	)	66,972
Deferred tax assets, net	399	—	32,641	(b	)	33,040
Other assets	1,133	—				1,133

Total assets	$345,747	$51,986	$65,897			$463,630

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$20,300	$1,114	$			$21,414
Accrued expenses and other current liabilities	1,137	5,426				6,563
Accrued compensation	11,580	1,598	2,410	(d	)	15,588
Long-term indebtedness, current portion	12,186	1,324				13,510
Deferred revenue, current portion	241	7,167	2,851	(e	)	10,259

Total current liabilities	45,444	16,629	5,261			67,334
Long-term indebtedness, net of current portion	36,910	6,303				43,213
Other liabilities	1,350	—				1,350
Deferred revenue, net of current portion	—	24,512	(16,148)	(e	)	8,364
Contingent value rights	—	—	20,584	(f	)	20,584

Total liabilities	83,704	47,444	9,697			140,845
Commitments and contingencies	—	—				—
Stockholders’ equity:
Preferred stock	—	—				—
Common stock	31	20	(17)	(g	)	34
Additional paid-in capital	127,349	137,954	(72,915)	(h	)	192,388
Accumulated other comprehensive gain (loss)	(1,641)	12	(12)	(i	)	(1,641)
Retained earnings	134,482	(133,444)	129,144	(j	)	130,182

Total Emergent BioSolutions and Trubion stockholders’ equity	260,221	4,542	56,200			320,963

Noncontrolling interest in subsidiary	1,822	—				1,822

Total stockholders’ equity	262,043	4,542	56,200			322,785

Total liabilities and stockholders’ equity	$345,747	$51,986	$65,897			$463,630

See notes to unaudited pro forma condensed combined financial statements.

Emergent BioSolutions Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

	Six Months Ended June 30, 2010
	Emergent		Pro Forma	See		Pro Forma
	BioSolutions	Trubion	Adjustments	Note 4		Combined
	(in thousands, except per share data)

Revenues:
Product sales	$94,725	$—	$			$94,725
Contracts and grants	14,213	11,209				25,422

Total revenues	108,938	11,209				120,147
Operating expense:
Cost of product sales	18,584	—				18,584
Research and development	38,524	18,047				56,571
Selling, general and administrative	33,841	4,767				38,608

Income (loss) from operations	17,989	(11,605)				6,384
Other income (expense):
Interest income	764	30				794
Interest expense	(7)	(237)	237	(k	)	(7)
Other income (expense), net	(2)	20				18

Total other income (expense)	755	(187)	237			805
Income (loss) before provision for income taxes	18,744	(11,792)	237			7,189
Provision for income taxes (benefit from)	7,392	—	(4,044)	(l	)	3,348

Net income (loss)	11,352	(11,792)	4,281			3,841

Net loss attributable to noncontrolling interest	979	—				979

Net income (loss) attributable to common stockholders	$12,331	$(11,792)	$4,281			$4,820

Earnings per share — basic	$0.40					$0.14
Earnings per share — diluted	$0.39					$0.14
Weighted-average number of shares — basic	30,989		3,352	(m	)	34,341
Weighted-average number of shares — diluted	31,667		3,352	(m	)	35,019

See notes to unaudited pro forma condensed combined financial statements.

Emergent BioSolutions Inc. and Subsidiaries

Unaudited Pro Forma Condensed Combined Statement of Operations

	Year Ended December 31, 2009
	Emergent		Pro Forma	See		Pro Forma
	BioSolutions	Trubion	Adjustments	Note 4		Combined
	(in thousands, except per share data)

Revenues:
Product sales	$217,172	$—	$			$217,172
Contracts and grants	17,614	18,003				35,617

Total revenues	234,786	18,003				252,789
Operating expense:
Cost of product sales	46,262	—				46,262
Research and development	74,588	34,396				108,984
Selling, general and administrative	73,786	12,429				86,215

Income (loss) from operations	40,150	(28,822)				11,328
Other income (expense):
Interest income	1,418	173				1,591
Interest expense	(7)	(534)	534	(k	)	(7)
Other income (expense), net	(50)	—				(50)

Total other income (expense)	1,361	(361)	534			1,534
Income (loss) before provision for income taxes	41,511	(29,183)	534			12,862
Provision for income taxes (benefit from)	14,966	—	(10,027)	(l	)	4,939

Net income (loss)	26,545	(29,183)	10,561			7,923

Net loss attributable to noncontrolling interest	4,599	—				4,599

Net income (loss) attributable to common stockholders	$31,144	$(29,183)	$10,561			$12,522

Earnings per share — basic	$1.02					$0.37
Earnings per share — diluted	$0.99					$0.36
Weighted-average number of shares — basic	30,444		3,352	(m	)	33,796
Weighted-average number of shares — diluted	31,375		3,352	(m	)	34,727

See notes to unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of transaction

On August 12, 2010 Emergent BioSolutions, Trubion and merger sub entered into a merger agreement pursuant to which merger sub will merge with and into Trubion, and Trubion will become a wholly owned subsidiary of Emergent BioSolutions. This transaction will be accounted for by Emergent BioSolutions under the acquisition method of accounting, with Emergent BioSolutions as the acquiror. Under the acquisition method of accounting, the assets and liabilities of Trubion will be recorded as of the acquisition date, at their respective fair values, and combined with those of Emergent BioSolutions. The reported combined financial condition and results of operations of Emergent BioSolutions after completion of the merger will reflect these fair values.

Under the terms and subject to the conditions of the merger agreement, each share of Trubion common stock will be converted into the right to receive:

•	$1.365 in cash, without interest;

•	0.1641 of a share of Emergent BioSolutions common stock; and

•	one CVR.

Holders of vested and unvested stock options with an exercise price below $4.55 will receive, for each share of Trubion common stock subject to such stock option:

•	a cash payment equal to the difference between $4.55 and the exercise price of the stock option, as applicable; and

•	one CVR.

Holders of stock options with an exercise price at or above $4.55 will be canceled and extinguished.

Emergent BioSolutions estimates that the aggregate fair value of the consideration to be paid in the merger will be approximately $117.4 million. The value of the CVRs to be issued pursuant to the merger will not be determined until the completion of the merger and therefore, the final aggregate value of the consideration paid in the merger may be more or less than $117.4 million.

The merger is subject to customary closing conditions, including the adoption of the merger agreement by Trubion stockholders and the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Subject to these conditions, the merger is expected to close in the fourth quarter of 2010.

2.	Contingent value rights

The unaudited pro forma condensed combined balance sheet as of June 30, 2010 includes Emergent BioSolutions’ estimate of the fair value of the total potential payments under the CVRs. Subsequent to the completion of the merger, the liability relating to the CVRs will be remeasured to fair value at each reporting date, with changes reflected in earnings. Each CVR will entitle its holder to receive a pro rata portion of the following payments:

•	$6.25 million upon initiation of dosing in the first Phase III clinical study for the first major indication for CD20 candidate;

•	$5.0 million upon initiation of dosing in the first Phase III clinical study for the second major indication for CD20 candidate;

•	$750,000 upon initiation dosing in the first Phase II clinical study for a product candidate directed towards a non-CD 20 target;

•	$1.75 million upon initiation of the first Phase II clinical study for TRU-016;

•	$15.0 million upon initiation of the first Phase III clinical Study in an oncology indication for TRU-016; and

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION — (Continued)

•	$10.0 million upon release of TRU-016 manufactured material for use in clinical studies

The unaudited pro forma condensed combined balance sheet as of June 30, 2010 reflects an estimated fair value of $20.6 million attributable to the CVRs to be issued in the merger, based on Emergent BioSolutions’ internal valuation considering the probability and expected timing of the above milestones. The value placed on the CVRs by Emergent BioSolutions for purposes of these unaudited pro forma combined financial statements may not be indicative of the actual fair value of the CVRs or of the total payments to be made following the completion of the merger.

3.	Estimated purchase price

The accompanying unaudited pro forma condensed combined financial statements reflect an estimated purchase price of approximately $117.4 million. This amount is comprised of the following:

•	To holders of Trubion common stock, for each share of Trubion common stock: (1) $1.365 in cash, without interest, (2) 0.1641 of a share of Emergent BioSolutions common stock and (3) one CVR. The shares to be issued reflect approximately 20.4 million shares of Trubion common stock to be exchanged in the merger at June 30, 2010.

•	To holders of Trubion stock options with an exercise price below $4.55 for each stock option, as applicable: (1) a cash payment equal to the difference between $4.55 and the exercise price of the stock option and (2) one CVR.

The total estimated purchase price is summarized as follows:

June 30, 2010
(in thousands)

Amount of cash to be received by Trubion stockholders and stock option holders	$31,752
Value of shares of Emergent BioSolutions common stock to be issued	65,042
Estimated fair value of CVRs	20,584

Total preliminary estimated purchase price	$117,378

For purposes of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets acquired and liabilities to be assumed.

June 30, 2010
(in thousands)

Estimated fair value of assets acquired and liabilities assumed as of June 30, 2010	$15,429
Remaining allocation:
Acquired intangible and research and development assets (1)	66,972
Deferred tax assets, net (2)	34,977

Total preliminary estimated purchase price	$117,378

(1)	Acquired intangible and research and development assets are primarily the research and development projects of Trubion which were in process, but not yet completed, upon acquisition. These projects include the development of therapeutic candidates for the treatment of rheumatoid arthritis, lupus and B-cell malignancies. Current accounting provisions require that the fair value of research and development projects acquired in a business combination be capitalized at the acquisition date. Acquired intangible and research and development assets that are definite-lived assets will be amortized into earnings over their estimated useful life. Acquired intangible and research and development assets that are deemed to be indefinite-lived assets will remain as

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION — (Continued)

indefinite-lived intangible asset on the balance sheet until completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the completion of the merger, these assets will not be amortized into earnings; instead these assets will be subject to periodic impairment testing. Upon successful completion of the development process for an indefinite-lived asset, determination as to the useful life of the asset will be made. The asset would then be considered a definite-lived intangible asset and amortization of the asset into earnings would begin over the estimated useful life of the asset.

(2)	Deferred tax assets, net, primarily represent Federal net operating losses and research and development tax credits incurred by Trubion that Emergent BioSolutions plans to utilize to offset future Federal taxable income. Trubion had previously recognized a valuation allowance equal to the value of its net deferred tax assets due to the uncertainty of realizing the benefits of these assets. The usage of Federal net operating losses and research and development credit carryforwards are limited based on section 382 of the Internal Revenue Code. Emergent BioSolutions has not completed the final section 382 analysis and as such the final amount of future tax benefits received for the Federal net operation losses and research and development credits may be further limited.

4.	Proforma adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” are primarily based on the preliminary estimated purchase price valuation and certain adjustments to conform Trubion’s historical amounts to Emergent BioSolutions’ financial statements presentation. For purposes of these unaudited pro forma condensed combined financial statements, the book value of a majority of the assets acquired and liabilities assumed approximates fair value. Further analysis will be performed after the completion of the merger to confirm these estimates or make adjustments in the final purchase price allocation, as necessary. Emergent BioSolutions does not require financing for the merger. These unaudited pro forma condensed combined financial statements contemplate the use of Emergent BioSolutions’ cash on hand and the transfer of Emergent BioSolutions’ equity securities to finance the merger. The cash consideration estimated in these unaudited pro forma condensed combined financial statements assumes that Trubion’s stock options currently outstanding will not be exercised prior to the completion of the merger and that upon closing option holders will receive a cash payment equal to the difference between $4.55 and the exercise price.

The adjustments relate to the following:

(a) To record decreases to cash and cash equivalents due to the $31,752 of cash to be received by Trubion stockholders and stock option holders of vested and unvested stock options with an exercise price below $4.55 and $4,300 of estimated transaction costs related to investment banking services, legal, accounting, due diligence, tax, valuation and other services required to complete the transaction.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION — (Continued)

(b) To adjust net deferred tax assets for the following:

June 30, 2010
(in thousands)

Deferred taxes, current:
Federal net operating losses	$2,735
Prepaid expenses	(399)

Total deferred tax asset, current	2,336
Deferred taxes, long term:
Federal net operating losses	24,615
Federal research and development tax credits	2,667
Deferred revenue	7,003
Depreciation	(1,644)

Total deferred tax assets, long term	32,641

Total deferred tax asset adjustments	$34,977

Deferred taxes, net, recorded by Emergent BioSolutions for Federal net operating losses and other non-research and development credits items were based on Emergent BioSolutions’ U.S. statutory tax rate at 35%. The research and development tax credit amounts have not been tax affected.

(c) To adjust for acquired intangible and research and development assets.

(d) To adjust accrued compensation for change in control obligations to senior management.

(e) Adjustment to reflect the estimated fair value of the remaining obligations under the Pfizer and Abbott collaboration agreements.

(f) To record the estimated fair value of the contingent value rights as described in Note 2.

(g) To record the following common stock adjustments:

June 30, 2010
(in thousands)

Elimination of Trubion’s common stock	$(20)
Issuance of Emergent BioSolutions common stock**	3

Total common stock adjustments	$(17)

**	Based on the exchange of 20.4 million shares of Trubion common stock, the number of shares of Trubion common stock outstanding at June 30, 2010, converted into $0.001 par value Emergent BioSolutions common stock at the 0.1641 exchange ratio.

(h) To record the following additional paid in capital adjustments:

June 30, 2010
(in thousands)

Elimination of Trubion’s additional paid in capital	$(137,954)
Issuance of Emergent BioSolutions common stock	65,039

Total additional paid in capital adjustments	$(72,915)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION — (Continued)

(i) To record adjustment to other comprehensive income for net unrealized gains on marketable securities.

(j) To eliminate Trubion’s accumulated deficit of $133,444 and adjust retained earnings for $4,300 in estimated transaction costs described in (a).

(k) To record capitalization of interest expense incurred by Trubion based on Emergent BioSolutions’ interest capitalization policy.

(l) To record the effect on the provision for income taxes as a result of pro forma adjustment (k) and the effect of Trubion’s pretax book loss calculated using Emergent BioSolutions’ U.S. statutory tax rate of 35%.

(m) To adjust basic and diluted shares for common stock issued to Trubion stockholders as contemplated in the merger. The adjustment is calculated based on the exchange of 20.4 million shares of Trubion common stock converted into common stock of Emergent BioSolutions at the 0.1641 exchange ratio. The common stock was assumed to have been issued as of January 1, 2009, and to have been outstanding during all pro forma periods.

COMPARATIVE RIGHTS OF EMERGENT BIOSOLUTIONS STOCKHOLDERS AND TRUBION STOCKHOLDERS

Both Emergent BioSolutions and Trubion are incorporated under the laws of the state of Delaware and, accordingly, the rights compared are those found in the respective companies’ charter documents and corporate law provisions of Delaware. Any differences, therefore, in the rights of holders of Emergent BioSolutions common stock and Trubion common stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, holders of Trubion common stock will become holders of Emergent BioSolutions common stock and their rights will be governed by Delaware law, and the certificate of incorporation and bylaws of Emergent BioSolutions.

The following discussion summarizes material differences between the rights of Emergent BioSolutions stockholders and Trubion stockholders under the certificates of incorporation and bylaws of Emergent BioSolutions and Trubion, respectively. While Emergent BioSolutions and Trubion believe that this summary covers the material differences between the two, it may not contain all of the information that is important to the stockholders of Trubion. This summary is not intended to be a complete discussion of the certificate of incorporation and bylaws of Emergent BioSolutions and the certificate of incorporation and bylaws of Trubion and is qualified in its entirety by applicable Delaware law. You should carefully read this proxy statement/prospectus and the documents referred to in this summary for a more complete understanding of the differences between the rights of Emergent BioSolutions stockholders and the rights of Trubion stockholders. Copies of the certificate of incorporation and bylaws of Trubion and of Emergent BioSolutions will be sent to you, upon request. See the section entitled “Where You Can Find More Information” on page 165 of this proxy statement/prospectus.

	Emergent BioSolutions	Trubion

Authorized Capital Stock:	The authorized capital stock of Emergent BioSolutions consists of a total of 115,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.001 per share.	The authorized capital stock of Trubion consists of a total of 155,000,000 shares, consisting of 150,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Rights of Preferred Stock:	The Emergent BioSolutions board of directors has the authority, without stockholder approval, to create or provide for any series of preferred stock, and to fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences.	The Trubion board of directors has the authority, without stockholder approval, to create or provide for any series of preferred stock, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including, without limitation, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences, and the number of shares constituting any such series and the designation thereof.

Number of Directors:	Emergent BioSolutions’ restated certificate of incorporation provides that the number of directors of Emergent BioSolutions will be established by the board of directors. Until the fifth anniversary of the completion of the initial public offering of common stock of Emergent BioSolutions, any change in the number of directors of Emergent BioSolutions in any class will require a vote of not less than 75% of the directors then in office.	Trubion’s bylaws provide that the authorized number of directors of Trubion will be determined by the board of directors.

	Emergent BioSolutions	Trubion

Election of Directors:	Emergent BioSolutions’ bylaws provide that directors will be elected by a plurality vote of the shares present in person, by remote communication, if applicable, or represented by proxy at the stockholders’ meeting and entitled to vote on the election of directors.	Trubion’s certificate of incorporation provides that directors need not be elected by written ballots.

Cumulative Voting:	Emergent BioSolutions’ restated certificate of incorporation provides that there will be no cumulative voting.	Trubion’s certificate of incorporation and bylaws are silent as to whether stockholders have cumulative voting rights, which means that pursuant to the Delaware General Corporation Law, or DGCL, cumulative voting is not available.

Classification of Board of Directors:	Emergent BioSolutions’ board of directors is divided into three classes: Class I, Class II and Class III. The allocation of directors among classes is determined by resolution of the board of directors.	Trubion’s board of directors is divided into three classes: Class I, Class II and Class III. The allocation of directors among classes is determined by resolution of the board of directors.

Removal of Directors:	Emergent BioSolutions’ bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of capital stock representing at least 75% of the votes which all the stockholders would be entitled to cast in an election of directors.	Trubion’s certificate of incorporation and bylaws provide that directors may be removed by Trubion’s stockholders only for cause.

Board Vacancies:	Emergent BioSolutions’ bylaws provide that any vacancy or newly-created directorships on the board of directors, however occurring, will be filled only by the directors then in office, although less than a quorum, or by a sole remaining director and will not be filled by the stockholders. A director elected to fill a vacancy will hold office until the next election of the class for which such director would have been chosen, subject to the election and qualification of a successor or until such director’s earlier death, resignation or removal.	Trubion’s certificate of incorporation and bylaws provide that any vacancy or newly created directorships on the board of directors resulting from an increase in the authorized number of directors will be filled only by vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director would have been chosen and until such director’s successor shall have been duly elected and qualified.

Director Nominations by Stockholders:	Emergent BioSolutions’ bylaws provide that nominations of persons for election to the Emergent BioSolutions board of directors may be made at a meeting of stockholders (1) by or at the direction of the board of directors or (2) by any stockholder entitled to vote for the election of directors at the meeting and who complies with the applicable notice procedures set forth in Emergent BioSolutions’ bylaws. Nominations made by stockholders must comply with the notice procedures set forth in the bylaws.

To be timely, a stockholder’s notice must be	Trubion’s bylaws provide that nominations of persons for election to the Trubion board of directors may be made at a meeting of stockholders (1) by or at the direction of the board of directors or (2) by any stockholder entitled to vote for the election of directors at the meeting and who complies with the applicable notice procedures set forth in Trubion’s bylaws. Nominations made by stockholders must comply with the notice procedures set forth in the bylaws.

To be timely, a stockholder’s notice must be received by the secretary of Trubion not less than 120 calendar days prior to the first

	Emergent BioSolutions	Trubion

received by the secretary of Emergent BioSolutions not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 60 days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. In the case of an election of directors at a special meeting of stockholders, notice must be received by the secretary not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (i) the 90th day prior to such special meeting and (ii) the tenth day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.

The stockholder’s notice to the secretary will set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class or series and number of shares of stock of the corporation which are beneficially owned by such person, and (4) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act; and (B) as to the stockholder giving the notice (1) such stockholder’s name and address, as they appear on the corporation’s books, (2) the class or series and number of shares of stock of the corporation which are owned, beneficially and of record, by such stockholder, and (3) a description of all arrangements or understandings.	anniversary of the preceding year’s annual meeting; provided, however, in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days before or 60 days after the date of the prior year’s meeting, a stockholder’s notice must be received not later than the close of business on the later of (a) 120 calendar days in advance of such annual meeting and (b) 10 calendar days following the date on which public announcement of the date of the meeting is first made.

The stockholder’s notice to the secretary will set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and residence address, (2) such person’s principal occupation or employment, (3) the class and number of shares of stock of Trubion that are beneficially owned by such person, (4) a description of all arrangements or understandings between the stockholder and each nominee or any other person (naming such person) pursuant to which the nominations are to be made by the stockholder, and (5) any other information concerning such person that must be disclosed in proxy solicitations for elections of directors pursuant to Regulation 14A under the Exchange Act; and (B) as to the stockholder giving the notice (1) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (2) such stockholder’s name and address, as they appear on Trubion’s books, (3) the class and number of shares of stock of Trubion that are beneficially owned by such stockholder, (4) any material interest of the stockholder in such business and (5) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

Stockholder Voting Requirements and Quorums:	Emergent BioSolutions’ bylaws provide that each stockholder has one vote for each share of stock entitled to vote and	Trubion’s bylaws provide that each stockholder is entitled to one vote for each share of capital stock held by such

	Emergent BioSolutions	Trubion

held of record by such stockholder and a proportionate vote for each fractional share held.

The holders of capital stock representing a majority in voting power of the shares of the capital stock issued and outstanding and entitled to vote at the meeting, present in person, by means of remote communication, authorized by the board of directors in its sole discretion, or represented by proxy, will constitute a quorum for the transaction of business. A quorum, once established at a meeting, will not be broken by the withdrawal of enough votes to leave less than a quorum.
stockholder. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum for the transaction of business.

Where a separate vote by a class or classes or series is required, the holders of capital stock representing a majority of the voting power of the shares of such class or classes or series, present in person, present by means of remote communication, authorized by the board of directors in its sole discretion, or represented by proxy, will constitute a quorum entitled to take action with respect to that vote.

Stockholder Action by Written Consent:	Emergent BioSolutions’ bylaws provide that stockholders may not take any action by written consent in lieu of a meeting.	Trubion’s certificate of incorporation and bylaws provide that stockholders may not take any action by written consent in lieu of a meeting.

Certificate of Incorporation Amendments:	Emergent BioSolutions reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon Emergent BioSolutions stockholders therein. Holders of Emergent BioSolutions common stock will not be entitled to vote on any amendment to the certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation.

The DGCL requires that any amendment to Emergent BioSolutions’ certificate of incorporation must be approved by the board of directors and that a resolution be adopted recommending that the amendment be approved by a majority of	Trubion’s certificate of incorporation reserves the right to Trubion to amend, alter, change or repeal any provision contained in Trubion’s certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on Trubion’s stockholders therein are granted subject to such reservation.

The DGCL requires that any amendment to Trubion’s certificate of incorporation must be approved by the board of directors and that a resolution be adopted recommending that the amendment be approved by a majority of the outstanding stock entitled to vote on the amendment, plus the amendment must be approved by a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.

	Emergent BioSolutions	Trubion

the outstanding stock entitled to vote on the amendment, plus the amendment must be approved by a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.

Bylaw Amendments:	Emergent BioSolutions’ board of directors has the power to adopt, amend, alter or repeal Emergent BioSolutions’ bylaws. The affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present is required to adopt, amend, alter or repeal Emergent BioSolutions’ bylaws. Emergent BioSolutions’ bylaws may also be adopted, amended, altered or repealed by the affirmative vote of the holders of capital stock representing at least 75% of the voting power of all outstanding stock entitled to vote thereon.	Trubion’s board of directors is expressly authorized to adopt, amend or repeal Trubion’s bylaws. The affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present is required to adopt, amend, alter or repeal Trubion’s bylaws. Trubion’s bylaws may also be adopted, amended or repealed by the stockholders entitled to vote.

Special Meetings of Stockholders:	Emergent BioSolutions’ certificate of incorporation provides that special meetings of stockholders for any purpose or purposes may be called at any time by the board of directors, the chairman of the board or the president, but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose or purposes stated in the notice of meeting.	Trubion’s bylaws provide that special meetings of stockholders may be called at any time by the board of directors, the chairperson of the board, the chief executive officer or the president (in the absence of a chief executive officer), but such special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders must be limited to matters relating to the business specified in the notice to stockholders.

Notice of Special Meetings of Stockholders:	Emergent BioSolutions’ bylaws provide that notice of each meeting of stockholders, whether annual or special, must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice will be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notices of all meetings must state the place, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting. The notice of a special meeting must state, in addition, the purpose or purposes for which the meeting is called.

Trubion’s bylaws provide that notice of each meeting of stockholders, whether annual or special, must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice will be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notice must specify the place, if any, date and hour of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting. The notice of a special meeting must state, in addition, the purpose or purposes for which the meeting is called.

Emergent BioSolutions	Trubion

If notice is given by mail, such notice will be deemed given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of Emergent BioSolutions. If notice is given by electronic transmission, such notice will be deemed given at the time specified in Section 232 of the DGCL.	If notice is given by mail, such notice will be deemed given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of Trubion. If notice is given by electronic transmission, such notice will be deemed given at the time specified in Section 232 of the DGCL. Any such consent will be revocable by the stockholder by written consent to Trubion.

Stockholder Nominations and Proposals (Requirements for Delivery and Notice):	Emergent BioSolutions’ bylaws provide that except for the nomination of directors, for business to be properly brought before an annual meeting by a stockholder, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must (i) have given timely notice thereof in writing to the secretary in accordance with the procedures set forth in the bylaws and (ii) be a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual meeting.

For each matter the stockholder proposes to bring before the annual meeting, the notice to the secretary must set forth (1) a brief description of the business, the text relating to the business, and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation’s books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (3) the class and number of shares of stock owned, of record and beneficially, by the stockholder and beneficial owner, if any, (4) a description of all arrangements or understandings between such stockholder or such beneficial owner, if any, and any other person(s) in connection with the proposal of such business and any material interest of such persons, (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, and (6) a representation whether the stockholder or the beneficial owner, if any, intends (i) to deliver a proxy statement and/or (ii) otherwise to solicit proxies from	Trubion’s bylaws provide that except for the nomination of directors, for business to be properly brought before an annual meeting by a stockholder, the business must constitute a proper matter under Delaware law for stockholder action and the stockholder must (i) have given timely notice thereof in writing to the secretary in accordance with the procedures set forth in the bylaws and (ii) be a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such annual meeting.

For each matter the stockholder proposes to bring before the annual meeting, the notice to the secretary must set forth (1) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on Trubion’s books, of the stockholder proposing such business, (3) the class and number of shares of Trubion stock beneficially owned by the stockholder, (4) any material interest of the stockholder in such business, and (5) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the exchange act, in such stockholder’s capacity as a proponent to a stockholder proposal. In addition, such stockholder must provide notice as required by the regulations of the exchange act.

The chairman of the annual meeting will have the power and duty to determine whether business was properly brought before the meeting in accordance with Trubion’s bylaws.

	Emergent BioSolutions	Trubion

stockholders in support of such proposal.
The chairman of any meeting will have the power and duty to determine whether business was properly brought before the meeting in accordance with the bylaws.

Proxy:	Emergent BioSolutions’ bylaws provide that each stockholder of record entitled to vote at a meeting of stockholders may vote in person, by remote communication, if applicable, or may authorize another person or persons to vote for such stockholder by a proxy executed or transmitted by the stockholder or such stockholder’s authorized agent in a manner permitted by the DGCL and delivered (including by electronic transmission) to the secretary. No such proxy will be voted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.	Trubion’s bylaws provide that each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. No such proxy will be voted or acted upon after three years from the date of its execution, unless the proxy provides for a longer period.

Limitation of Personal Liability of Directors:	Emergent BioSolutions’ certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no Emergent BioSolutions director will be personally liable to Emergent BioSolutions or its stockholders for monetary damages for breach of fiduciary duty as a director.	Trubion’s certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a Trubion director will not be personally liable to Trubion or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers:	Emergent BioSolutions’ certificate of incorporation provides that Emergent BioSolutions will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Emergent BioSolutions) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Emergent BioSolutions, or is or was serving, or has agreed to serve, at the request of Emergent BioSolutions, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the applicable indemnitee in connection with such action, if such indemnitee acted in good faith and in a manner which such indemnitee	Trubion’s certificate of incorporation and bylaws provide that Trubion will indemnify and hold harmless, to the fullest extent permitted by the DGCL, any director or officer of Trubion who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Trubion, or is or was serving at the request of Trubion, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.

Subject to certain requirements and exceptions, Trubion will pay the expenses incurred by any officer or director of Trubion, and may pay the expenses incurred by any employee or agent of

Emergent BioSolutions	Trubion

reasonably believed to be in, or not opposed to, the best interests of Emergent BioSolutions, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Subject to certain requirements and exceptions, any expenses (including attorneys’ fees) incurred by or on behalf an indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom will be paid by Emergent BioSolutions in advance of the final disposition of such matter.
Trubion, in defending against any action, suit or proceeding, whether civil, criminal, administrative or investigative, in advance of its final disposition; provided, however, that the payment of expenses incurred by a person in advance of the final disposition of the action, suit, proceeding or investigation will be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under Trubion’s bylaws or otherwise.

As a condition precedent to an indemnitee’s right to be indemnified or to receive advancement of expenses, such indemnitee must notify Emergent BioSolutions in writing as soon as practicable of any action, suit, proceeding or investigation involving such indemnitee for which indemnification or advancement of expenses will or could be sought.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Emergent BioSolutions’ consolidated financial statements included in its annual report on Form 10-K for the year ended December 31, 2009, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement. Emergent BioSolutions’ financial statements are incorporated by reference in reliance on Ernst & Young’s report, given on their authority as experts in accounting & auditing.

Ernst & Young LLP, an independent registered public accounting firm, has audited Trubion’s financial statements at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009 as set forth in their report. Trubion has included its financial statements in the proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Emergent BioSolutions common stock to be issued in the merger has been passed upon for Emergent BioSolutions by Bingham McCutchen LLP.

STOCKHOLDER PROPOSALS

If the merger is completed, Trubion will have no public stockholders and no public participation in any of its future stockholder meetings. If the merger is not completed, Trubion stockholders will continue to be entitled to attend and participate in Trubion stockholders meetings and Trubion will hold an annual meeting of stockholders in 2011.

In the event the merger is not completed, Trubion anticipates holding its 2011 annual meeting of stockholders on or about May 25, 2011. In order to be included in the proxy materials for its 2011 annual meeting of stockholders, stockholders’ proposed resolutions must be received at its principal executive offices no later than December 22, 2010 in order to be included in the proxy materials for Trubion’s 2011 annual meeting of stockholders.

In addition, stockholder proposals for Trubion’s 2011 annual meeting of stockholders, if one is held, intended for presentation directly at such meeting, shall be delivered to its corporate secretary no later than January 26, 2011 in order to be presented at its 2011 annual meeting of stockholders.

In addition, notice of any stockholder proposals must be given in accordance with Trubion’s bylaws and all other applicable requirements, including the rules and regulations of the SEC. All proposals must comply with the requirements of the Exchange Act. If a Trubion stockholder fails to give notice of a stockholder proposal as required by Trubion’s bylaws or other applicable requirements, then the proposal will not be included in Trubion’s proxy statement for the 2011 annual meeting of stockholders, if one is held, and the stockholder will not be permitted to present the proposal to Trubion stockholders for a vote at its 2011 annual meeting of stockholders.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS SHARING AN ADDRESS

Trubion stockholders who share a single address will receive only one proxy statement/prospectus at that address unless Trubion has received instructions to the contrary from any stockholder at that address. This practice, known as “householding,” is designed to reduce Trubion’s printing and postage costs. However, if a stockholder of record at such address wishes to receive a separate copy of this proxy statement/prospectus, he, she or it may contact:

Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121
Attn: Investor Relations
(206) 838-0500

Trubion will deliver separate copies of this proxy statement/prospectus immediately upon written or oral request. If a stockholder is receiving multiple copies of this proxy statement, he, she or it can request householding by contacting Trubion in the same manner. If a stockholder owns shares of Trubion’s common stock through a bank, broker or other stockholder, such stockholder may request additional copies of this proxy statement/prospectus or request householding by contacting the stockholder of record.

WHERE YOU CAN FIND MORE INFORMATION

Emergent BioSolutions and Trubion each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the following location of the SEC:

Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549

You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements and other information regarding companies who file information electronically with the SEC, including Emergent BioSolutions and Trubion. The address of the SEC website is http://www.sec.gov.

Emergent BioSolutions’ website is www.emergentbiosolutions.com. Information on Emergent BioSolutions’ website is not a part of this proxy statement/prospectus. As soon as reasonably practical after they are filed or furnished with the SEC, Emergent BioSolutions makes available free of charge on its website, or provides a link to, Emergent BioSolutions’ annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act.

Trubion’s website is www.trubion.com. Information on Trubion’s website is not a part of this proxy statement/prospectus. As soon as reasonably practical after they are filed or furnished with the SEC, Trubion makes available free of charge on its website, or provides a link to, Trubion’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished with the SEC pursuant to Sections 13(a) or 15(d) of the Exchange Act.

You also can inspect reports, proxy statements and other information about Emergent BioSolutions at the offices of the NYSE at 11 Wall St., #7, New York, NY 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Emergent BioSolutions has filed a registration statement on Form S-4 under the Securities Act to register with the SEC the Emergent BioSolutions common stock to be issued to Trubion stockholders in the merger. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Emergent BioSolutions in addition to being a proxy statement of Trubion for its special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above under the section entitled “Where You Can Find More Information.”

The SEC allows Emergent BioSolutions to “incorporate by reference” information into this proxy statement/ prospectus. This means Emergent BioSolutions can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. In addition, any later information that Emergent BioSolutions files with the SEC will automatically update and supersede this information. This proxy statement/prospectus incorporates by reference the documents listed below that Emergent BioSolutions has previously filed with the SEC. These documents contain important information about Emergent BioSolutions and its finances.

You should rely only on the information contained in this proxy statement/prospectus or that Emergent BioSolutions has referred to you. Neither Emergent BioSolutions nor Trubion has authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to stockholders of Trubion nor the issuance of shares of Emergent BioSolutions common stock in the merger shall create any implication to the contrary.

The following documents, which have been filed with the SEC by Emergent BioSolutions, are hereby incorporated by reference into this proxy statement/prospectus:

•	Emergent BioSolutions’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 5, 2010;

•	Emergent BioSolutions’ Quarterly Reports on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 6, 2010, and for the quarter ended June 30, 2010, filed with the SEC on August 6, 2010;

•	Emergent BioSolutions’ Current Reports on Form 8-K filed with the SEC on January 6, 2010, March 3, 2010, April 7, 2010, April 30, 2010, May 26, 2010, June 4, 2010, July 19, 2010, July 21, 2010, August 12, 2010, August 13, 2010, August 16, 2010, August 18, 2010, August 19, 2010, September 2, 2010, September 8, 2010 and September 22, 2010 and on 8-K/A on August 16, 2010; and

•	The description of Emergent BioSolutions’ common stock contained in Emergent BioSolutions’ registration statement on Form 8-A filed with the SEC on November 7, 2006, including any amendments or reports filed for the purpose of updating that description.

All additional documents that Emergent BioSolutions may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the earlier of the effective time of the merger and the termination of the merger agreement, shall also be deemed to be incorporated by reference.

If you are a stockholder of Trubion, you can obtain any of the documents incorporated by reference through Emergent BioSolutions or the SEC. Documents incorporated by reference are available from Emergent BioSolutions without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/ prospectus free of charge by requesting them in writing or by telephone as follows:

Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, Maryland 20850
Attn: Investor Relations
(301) 795-1800

In order to ensure timely delivery of the documents, you must make your request no later than five business days prior to the date of the special meeting of Trubion stockholders, or no later than October 21, 2010.

See the section entitled “Where You Can Find More Information” on page 165 of this proxy statement/prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modified or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

Emergent BioSolutions has supplied all information contained in this proxy statement/prospectus relating to Emergent BioSolutions, merger sub and the surviving entity.

ANNEX A

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
EMERGENT BIOSOLUTIONS INC.,
35406 LLC,
30333 INC.
AND
TRUBION PHARMACEUTICALS, INC.
Dated as of August 12, 2010

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (together with all annexes, letters, schedules and exhibits hereto, this “Agreement”), dated as of August 12, 2010, is by and among Emergent BioSolutions Inc. a Delaware corporation (“Parent”), 35406 LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent (sometimes referred to herein as the “LLC” or the “Final Surviving Entity”), 30333 Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (sometimes referred to herein as ‘‘Merger Sub”), and Trubion Pharmaceuticals, Inc. a Delaware corporation (the ‘‘Company” or the “Interim Surviving Corporation”).

RECITALS

A. Parent, Merger Sub and the Company each has determined that it is advisable, fair to and in the best interests of its stockholders, to effect a merger (the “Merger”) of the Merger Sub with and into the Company, with the Company to be the surviving entity of the Merger, pursuant to the Delaware General Corporation Law (the “DGCL”) upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Shares”), shall be converted into the right to receive an amount in cash from Parent and shares of the common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) and a right to receive a future cash payment, contingent upon the occurrence of certain events, in the form of a contingent value right (“CVR”), in each case as set forth herein and all upon the terms and subject to the conditions of this Agreement. Promptly following the Merger, Parent shall cause the Interim Surviving Corporation to merge (the “LLC Merger”) with and into the LLC, with the LLC to be the surviving entity of the LLC Merger pursuant to the LLC Act and the DGCL and upon the terms and conditions set forth in this Agreement. The transactions described in this Agreement are subject to the approval of the stockholders of the Company, the expiration of the required waiting period under the HSR Act and the satisfaction of certain other conditions described in this Agreement.

B. The Merger and the LLC Merger (collectively, the “Integrated Merger”) are intended to be part of an integrated plan and together are intended to qualify as a reorganization within the meaning of Section 368(a) of the Code of 1986, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code.

C. The Board of Directors of the Company (the “Company Board of Directors”) has unanimously (i) determined that this Agreement, the Contingent Value Rights Agreement in substantially the form attached as Exhibit A (the “CVR Agreement”), the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (ii) adopted resolutions approving this Agreement, the CVR Agreement and the transactions contemplated hereby, including the Merger, declaring its advisability and recommending the adoption by the Company Stockholders of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, and the Merger and the other transactions contemplated hereby.

D. The respective Boards of Directors of Parent (the “Parent Board of Directors”) and Merger Sub and, to the extent applicable, the Manager of the LLC, have (i) determined that this Agreement, the CVR Agreement, the Merger, the LLC Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Parent, Merger Sub, the LLC and Parent’s stockholders, respectively, and (ii) adopted resolutions approving this Agreement, the CVR Agreement and the other transactions contemplated hereby, including the Merger and the LLC Merger, declaring the advisability thereof and recommending the adoption by Merger Sub’s sole stockholder of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, and the Merger, the LLC Merger and the other transactions contemplated hereby. Parent, as the sole stockholder of Merger Sub has adopted the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and authorized the payment of cash consideration and the issuance of shares of Parent Common Stock pursuant to the terms of this Agreement.

E. Simultaneously with the execution and delivery of this Agreement, the Company, Parent, Merger Sub and the Exchange Agent have entered into the CVR Agreement.

F. Simultaneously with the execution and delivery of this Agreement, certain Company Stockholders (who in the aggregate hold beneficially or of record more than 35% of the outstanding Common Shares) have entered into a support agreement, in the form attached hereto as Exhibit B (the “Support Agreement”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Company Stockholders have agreed to vote a pro rata portion of their shares, which when aggregated with all other shares subject to the Support Agreement, amount to 35% of the outstanding Common Shares, in favor of the Merger and against any competing proposals.

G. Simultaneously with the execution and delivery of this Agreement, the Company and the certain Company Stockholders holding rights under the Company Investor Rights Agreement have entered into an agreement terminating the Company Investor Rights Agreement, in the form attached hereto as Exhibit C (the “Termination Agreement”), effective as of the Effective Time, a duly executed copy of which has been made available to Parent.

H. Simultaneously with the execution and delivery of this Agreement, Parent has received a letter, in the form attached hereto as Exhibit D (the “Company Stockholder Letter”), from each Company Stockholder that is (A) an officer or director of the Company or a controlled Affiliate thereof and (B) holds more than five percent (5%) of the Common Shares immediately prior to the Effective Time, pursuant to which each such Company Stockholder has agreed, subject to certain events of early acceleration provided therein, to (i) refrain from selling any shares of Stock Merger Consideration (as defined below) received by such Company Stockholder for a period of ninety (90) days from the Effective Time, (ii) refrain from selling more than 25% of the shares of Stock Merger Consideration received by such Company Stockholder prior to the date that is one hundred eighty (180) days after the Effective Time, (iii) refrain from selling more than 50% of the shares of Stock Merger Consideration received by such Company Stockholder prior to the date that is two hundred seventy (270) days after the Effective Time and (iv) refrain from selling more than 75% of the shares of Stock Merger Consideration received by such Company Stockholder prior to the date that is three hundred sixty (360) days after the Effective Time.

I. Certain capitalized terms used in this Agreement are defined in Article IX, and Annex I includes an index of all capitalized terms used in this Agreement.

AGREEMENT

In consideration of the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Integrated Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, the Merger Sub shall be merged with and into the Company in accordance with the DGCL, the separate corporate existence of the Merger Sub shall cease and the Company shall continue as the Interim Surviving Corporation under the DGCL. At the LLC Merger Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the LLC Act and the DGCL, the Interim Surviving Corporation shall be merged with and into the LLC, the separate corporate existence of the Interim Surviving Corporation shall cease, and the LLC shall continue as the surviving entity and as a wholly-owned subsidiary of Parent.

(b) At the Effective Time, the Merger shall have the effects as provided in this Agreement and as set forth in Section 259 of the DGCL and other applicable Law. From and after the Effective Time, the Interim Surviving Corporation shall have all the properties, rights, privileges, powers, interests and franchises and be subject to all restrictions, disabilities, debts, duties and Liabilities of the Company and Merger Sub. At the LLC Merger Effective Time, the LLC Merger shall have the effects as provided in this Agreement and as set forth in the DGCL and the LLC Act. From and after the LLC Merger Effective Time, the Final Surviving Entity shall have all the properties, rights, privileges, powers, interests and franchises and be subject to all restrictions, disabilities, debts, duties and Liabilities of the Interim Surviving Corporation.

Section 1.2  Closing.  Subject to the terms and conditions of this Agreement, the Closing will take place at 10:00 a.m., local time, as promptly as practicable but in no event later than the second Business Day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VI (the “Closing Date”), at the offices of Fenwick & West LLP, 1191 Second Avenue, 10th Floor, Seattle, Washington 98101, unless another time, date or place is agreed to in writing by the parties.

Section 1.3  Effective Time; LLC Merger Effective Time.

(a) On the Closing Date and subject to the terms and conditions hereof, the Certificate of Merger shall be delivered for filing with the Delaware Secretary. The Merger shall become effective at the Effective Time. If the Delaware Secretary requires any changes in the Certificate of Merger as a condition to filing or issuing a certificate to the effect that the Merger is effective, Merger Sub and the Company shall execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

(b) Promptly after the Effective Time, the LLC Certificate of Merger shall be delivered for filing with the Delaware Secretary. The LLC Merger shall become effective at the LLC Merger Effective Time. If the Delaware Secretary requires any changes in the LLC Certificate of Merger as a condition to filing or issuing a certificate to the effect that the LLC Merger is effective, Interim Surviving Corporation and the LLC shall execute any necessary revisions incorporating such changes, provided such changes are not inconsistent with and do not result in any material change in the terms of this Agreement.

Section 1.4  Conversion of the Common Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, each Common Share issued and outstanding immediately prior to the Effective Time (excluding Appraisal Shares) shall be canceled and shall by virtue of the Merger and without any action on the part of the holder thereof be converted automatically into the right to receive (i) a cash payment equal to $1.365 (such amount, the “Cash Merger Consideration”), (ii) 0.1641 shares of validly issued, fully paid and nonassessable Parent Common Stock (the ‘‘Stock Merger Consideration” and together with the Cash Merger Consideration, the ‘‘Initial Merger Consideration”) and (iii) one CVR, which shall represent the right to receive additional future cash payments contingent upon the occurrence of certain events as set forth in the CVR Agreement.

(a) The Stock Merger Consideration, the Cash Merger Consideration and the CVRs to be received in respect of each Common Share pursuant to Sections 1.4 are collectively referred to as the “Merger Consideration.”

(b) All Common Shares, when converted in accordance with this Section 1.4, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing such Common Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration into which such Common Shares have been converted, as provided herein.

(c) Each Common Share that is owned by the Company as treasury stock or otherwise and each Common Share owned by Parent and Merger Sub shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(d) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Interim Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Interim Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of common stock of the Interim Surviving Corporation.

Section 1.5  Organizational Documents.

(a) At the Effective Time, (i) the Company Certificate of Incorporation shall be amended to be the same as the certificate of incorporation of the Merger Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with the terms thereof or as provided by the DGCL, and (ii) the By-Laws of Merger Sub as in effect immediately prior to the Effective Time shall be the By-laws of the Interim Surviving Corporation until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Interim Surviving Corporation or as provided by the DGCL.

(b) At the LLC Merger Effective Time, (i) , the Certificate of Formation of the LLC as in effect immediately prior to the Effective Time shall be the Certificate of Formation of the Final Surviving Entity. Thereafter, the Certificate of Formation of the LLC may be amended in accordance with its terms and the LLC Act, and (ii) the Limited Liability Company Agreement of the LLC as in effect immediately prior to the LLC Merger Effective Time shall be the Limited Liability Company Agreement of the Final Surviving Entity. Thereafter, the Limited Liability Company Agreement of the LLC may be amended or repealed in accordance with its terms and as provided by the LLC Act.

Section 1.6  Directors, Managers and Officers.

(a) At the Effective Time, the directors and officers of Merger Sub shall continue in office as the directors and officers of the Interim Surviving Corporation, and such directors and officers shall hold office in accordance with and subject to the Certificate of Incorporation and By-laws of the Interim Surviving Corporation.

(b) At the LLC Merger Effective Time, the managers and officers of the LLC shall continue in office as the managers and officers of the Final Surviving Entity, and such managers and officers shall hold office in accordance with and subject to the Certificate of Formation and Limited Liability Company Agreement of the Final Surviving Entity.

Section 1.7  Company Stock Options.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of a Company Stock Option, each outstanding Company Stock Option shall become fully vested and may be exercised, contingent on the Closing, in accordance with instructions delivered to such holders of Company Stock Options by the Company pursuant to Section 1.7(f), including, in the Company’s sole discretion, through the use of a cashless net exercise program or other option exercise programs.

(b) Section 3.3(b) to the Company Disclosure Letter sets forth each Cash-Out Option. Each Cash-Out Option which will have, at the Effective Time, a positive net exercise value given the dollar value of the Initial Merger Consideration of $4.55 is marked with an asterisk thereon. Such Cash-Out Options, shall, by virtue of the Merger and without the need for any further action on the part of the Cash-Out Option Holder thereof, on the terms and subject to the conditions set forth in this Agreement, be canceled and extinguished and automatically converted by the Company into the right to receive for each Common Share subject to such Cash-Out Option (i) the Cash-Out Amount and (ii) a CVR; provided, however, that the Company shall be entitled to deduct and withhold from the Cash-Out Amount the amount of withholdings for Taxes required to be deducted and withheld as a result of the transaction contemplated by this Section 1.7(b). The Cash-Out Amount to be received by the Cash-Out Option Holder identified on Section 3.3(b) to the Company Disclosure Letter with an asterisk shall be rounded to the nearest cent and computed after aggregating the cash amounts for all Common Shares subject to the Cash-Out Options when paid promptly after the Effective Time.

(c) Any Cash-Out Option which has a negative exercise value given the dollar value of the Initial Merger Consideration of $4.55 and, as a result thereof, is not marked with an asterisk on Section 3.3(b) to the Company Disclosure Letter shall, by virtue of the Merger and without the need for any further action on the part of the Cash-Out Option Holder thereof, on the terms and subject to the conditions set forth in this Agreement, be canceled and extinguished without further Liability of the Company, Parent, the Interim Surviving Corporation or the Final Surviving Entity.

(d) Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Common Shares (including, in each case, derivative securities) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(e) All Company Option Plans shall terminate as of the Effective Time and the provisions in any Company Option Plans or any other plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall take such action as is necessary to ensure that following the Effective Time no holder of a Company Stock Option or any participant in any Company Option Plans or any other plan shall have any right to acquire any capital stock of the Company, the Interim Surviving Corporation or the Final Surviving Entity, or any interest in respect of any capital stock of the Company, the Interim Surviving Corporation or the Final Surviving Entity.

(f) Prior to the Effective Time, the Company shall deliver to the holders of Company Stock Options notices, in form and substance reasonably acceptable to Parent, setting forth such holders’ rights pursuant to this Agreement. The holders of Company Stock Options will then exercise the rights as set forth in such notice.

Section 1.8  Appraisal Shares.  Notwithstanding anything in this Agreement to the contrary, any Appraisal Shares shall not be converted into the right to receive the Merger Consideration as provided in Section 1.4, but instead such holders of Appraisal Shares shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 1.4 without interest. The Company shall serve prompt notice to Parent of any demands for appraisal of any of the Common Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, or as otherwise required under the DGCL, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

Section 1.9  Adjustments to Prevent Dilution.  Notwithstanding the restrictions contained in Section 5.1, in the event that the Company changes the number of Common Shares, or securities convertible or exchangeable into or exercisable for Common Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be proportionately adjusted to reflect such change.

Section 1.10  Fractional Shares.  Notwithstanding any other provision of this Agreement, each holder of Common Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares delivered by such holder and aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Average Stock Price. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect to any fractional shares.

Section 1.11  Tax Consequences.  It is intended by the parties hereto that, for United States federal income tax purposes, the Integrated Merger is intended to be part of an integrated plan and is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1  Exchange Agent.  The parties agree that Mellon Investor Services shall act as the Exchange Agent (the “Exchange Agent”). In the event that Mellon Investor Services is unwilling or unable to act as the Exchange Agent, Parent shall select another institution reasonably satisfactory to the Company to act as the Exchange Agent. At or prior to the Effective Time, Parent shall enter into an agreement with the Exchange Agent which shall provide that Parent shall deposit with the Exchange Agent on a timely basis, for exchange in accordance with this Article II, the shares of Parent Common Stock issuable pursuant to this Agreement and cash in an amount sufficient to permit payment (a) of the aggregate Cash Merger Consideration and (b) cash in lieu of fractional shares pursuant to Section 1.10 (such cash and shares of Parent Common Stock being hereinafter referred to as the

“Exchange Fund”), payable pursuant to Section 1.4 in exchange for outstanding Common Shares. Any income from investment of the Exchange Fund, which investment shall be made in accordance with the instructions of Parent, will be payable solely to Parent.

Section 2.2  Exchange Procedures.

(a) As soon as practicable and not later than five (5) Business Days after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates that, immediately prior to the Effective Time, represented outstanding Common Shares subsequently converted into the right to receive the Merger Consideration, as set forth in Section 1.4: (i) a letter of transmittal (a “Letter of Transmittal”) that (A) shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates to the Exchange Agent (or an affidavit of loss in lieu thereof, together with any bond or indemnity agreement, as contemplated by Section 2.6) and (B) shall be in such form and have such other provisions as the Interim Surviving Corporation or Parent may reasonably specify; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration.

(b) Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a Letter of Transmittal, duly completed and executed, and any other documents reasonably required by the Exchange Agent, Parent or the Interim Surviving Corporation, (i) the holder of such Certificate shall be entitled to receive in exchange therefor the number of shares of Parent Common Stock, the portion of the Cash Merger Consideration, and the CVRs to which such holder is entitled and (ii) the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon surrender of the Certificates. Until surrendered as contemplated by this Section 2.2, each such Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration.

(c) In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of the Company, the appropriate amount of the Merger Consideration may be paid to a transferee if the Certificate representing such Common Shares is presented to the Exchange Agent properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and accompanied by all documents reasonably required by the Exchange Agent, Parent or the Interim Surviving Corporation to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.

(d) No dividends or other distributions, if any, declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Stock Merger Consideration to be issued in exchange therefor until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section 2.2. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of the Stock Merger Consideration issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such whole shares of the Stock Merger Consideration. No interest shall be payable on any cash deliverable upon the exchange of any Common Shares for Cash Merger Consideration.

Section 2.3  No Further Ownership Rights.  All Merger Consideration paid upon the surrender for exchange of the Certificates representing Common Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Shares and, after the Effective Time, there shall be no further registration of transfers on the transfer books of the Interim Surviving Corporation of the Common Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Interim Surviving Corporation or the Final Surviving Entity, for any reason, they shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Appraisal Shares.

Section 2.4  Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the former Company Stockholders on the first anniversary of the Effective Time shall be delivered to the Final Surviving Entity upon demand, and any former holder of Common Shares who has not theretofore received any applicable Merger Consideration to which such Company Stockholder is entitled under this Article II shall thereafter look only to the Final Surviving Entity

(subject to abandoned property, escheat or other similar Laws) for payment of claims with respect thereto and only as a general creditor thereof.

Section 2.5  No Liability.  None of Parent, Merger Sub, the Interim Surviving Corporation or the Final Surviving Entity shall be liable to any holder of Common Shares for any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such Common Shares two years after the Effective Time or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law or Order, become the property of the Final Surviving Entity free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 2.6  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by and at the discretion of Parent, the Interim Surviving Corporation or the Final Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent, the Interim Surviving Corporation or the Final Surviving Entity may direct, or the execution and delivery by such Person of an indemnity agreement in such form as Parent, the Interim Surviving Corporation or the Final Surviving Entity may direct, in each case as indemnity against any claim that may be made against Parent, the Interim Surviving Corporation or the Final Surviving Entity with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the appropriate amount of the Merger Consideration.

Section 2.7  Withholding of Tax.  Parent, the Interim Surviving Corporation, the Final Surviving Entity, any Affiliate thereof or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Common Shares such amount as Parent, the Interim Surviving Corporation, the Final Surviving Entity, any Affiliate thereof or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Interim Surviving Corporation, the Final Surviving Entity, any Affiliate thereof or the Exchange Agent, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Law or Order and (b) treated for all purposes of this Agreement as having been paid to the former holder of a Certificate in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the applicable section of the Company Disclosure Letter (it being understood that any matter disclosed in any section of the Company Disclosure Letter will be deemed to be disclosed in any other section of the Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section), the Company represents and warrants to each of Parent, Merger Sub and the LLC as follows:

Section 3.1  Organization and Good Standing; Charter Documents.

(a) The Company (i) is a corporation duly organized, validly existing and in good standing under the Law of the State of Delaware , (ii) has full corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Letter sets forth each foreign jurisdiction in which the Company is qualified to do business. The Company has no Subsidiaries.

(b) The copies of the Company Certificate of Incorporation and Company By-laws that are filed as exhibits to the Company 10-K are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company By-laws and will not be in violation of any of the provisions of the Company Certificate of Incorporation or Company By-laws, as such Company Certificate of Incorporation and Company By-laws may be amended (subject to Section 5.1) between the date hereof and the Closing Date.

(c) The Company has made available to Parent true and correct copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting) of all meetings of stockholders, the Company Board of Directors and each committee of the Company Board of Directors since July 31, 2007.

Section 3.2  Authority for Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and any other agreements, certificates or documents contemplated hereby or thereby to which it is a party, to perform its obligations hereunder and thereunder and, subject to obtaining the Company Required Vote, to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party, and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action (including the approval of the Company Board of Directors) and no other corporate proceedings on the part of the Company, and no other votes or approvals of any class or series of capital stock of the Company, are necessary to authorize this Agreement or any other Transaction Document to which the Company is a party or to consummate the Merger or the other transactions contemplated hereby or thereby, (other than, with respect to the consummation of the Merger and the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement, the Company Required Vote). This Agreement has been, and each of the other Transaction Documents to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement constitutes, and in the case of each of the other Transaction Documents to which the Company is a party will constitute at Closing, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

(b) The Company Board of Directors, by resolutions duly adopted by unanimous vote at a meeting of all directors of the Company duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (i) determined that this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the transactions contemplated by this Agreement and the other Transaction Documents, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Company Stockholders for adoption, and (iv) resolved to recommend that the Company Stockholders adopt the “agreement of merger” set forth in this Agreement and directed that such matter be submitted for consideration to Company Stockholders at the Company Stockholders Meeting.

(c) As of the date of this Agreement, each of the Company and the Company Board of Directors has taken all action required to be taken by it to exempt this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby from, and this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby are exempt from the requirements of, any and all Antitakeover Laws.

Section 3.3  Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 Common Shares, of which 20,421,294 Common Shares are issued and outstanding as of the date hereof and (ii) 5,000,000 shares of preferred stock, none of which are issued and outstanding. The Company does not have any other shares of capital stock authorized, issued or outstanding. All outstanding Common Shares are, and any additional Common Shares issued after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable, not subject to any preemptive rights or rights of first refusal created by statute, and offered, issued, sold and delivered in compliance with all applicable federal and state securities Laws. There are no declared but unpaid dividends with respect to any Common Shares.

(b) Except for the Company’s Option Plans, the Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person. The Company Option Plans have been duly authorized, approved and adopted by the Company’s Board of Directors. As of the date hereof, 3,074,861 Company Stock Options are outstanding pursuant to the Company Option Plans, each such option entitling the holder thereof to purchase one Common Share, and 2,060,478 Common Shares are authorized and reserved for future issuance pursuant to the exercise of such Company Stock Options. All Common Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and offered, issued and delivered in compliance with all applicable federal and state securities Laws. Section 3.3(b) of the Company Disclosure Letter sets forth a spreadsheet accurately listing, as of the date hereof, the holders of outstanding Company Stock Options, the number of Company Stock Options held by each holder, the grant date, the exercise prices of such outstanding Company Stock Options, whether and to what extent the exercisability of such option will be accelerated and become exercisable as a result of the transactions contemplated by this Agreement and whether such option is a non-statutory option or an incentive stock option as defined in Section 422 of the Code. Except as set forth above, as of the date of this Agreement, there are no Company Stock Rights. The copies of the Company Option Plans that are filed as exhibits to the Company 10-K are complete and correct copies thereof as in effect on the date hereof.

(c) There are no outstanding contractual obligations of the Company to issue, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold, repurchased, redeemed or otherwise acquired, any capital stock thereof or to pay, or cause to be paid, any dividend or make, or cause to be made, any other distribution in respect thereof or to provide, or cause to be provided, financing to, or make, or cause to be made, any investment (in the form of a loan, capital contribution or otherwise) in, any Person. As of the date hereof, except for the Support Agreement, there are no voting trusts, proxies or other agreements or understandings to which the Company is a party with respect to the voting of stock of the Company.

(d) Other than the Company’s Investor Rights Agreement, which the Company and the parties thereto have agreed to terminate as of the Effective Time, there are no rights of first refusal, co-sale rights or registration rights granted by the Company with respect to the Company’s capital stock and in effect as of the date hereof. The Company has not adopted a stockholder rights plan.

Section 3.4  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and any other Transaction Document by the Company do not, and the performance of this Agreement by the Company and any other Transaction Document to which the Company is a party and the consummation of the Merger (subject to the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement by the Company Required Vote) and the other transactions contemplated by this Agreement or in the other Transaction Documents to which the Company is a party will not, (i) conflict with or violate any provision of the Company Certificate of Incorporation or the Company By-laws, (ii) conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company, or any property or asset of the Company, is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company and of any other Transaction Document to which the Company is a party do not, and the performance of this Agreement by the Company and of any other Transaction Document to which the Company is a party will not, require any consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities Laws or “blue sky” Laws, the HSR Act and filing and recordation of the Certificate of Merger, as required by the DGCL.

Section 3.5  Compliance.

(a) The Company holds all Company Permits and is, and has been since July 31, 2007 in compliance with the terms of all such Company Permits, except where the failure to hold or be in compliance with such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened.

(b) The business of the Company is being, and since July 31, 2007 have been, conducted in compliance with all Laws or Orders applicable to the Company or by which the Company’s businesses or properties are bound, except for such non-compliance that would not reasonably be expected to have a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or its business is pending or, to the Knowledge of the Company, threatened.

Section 3.6  Litigation.

(a) There is no claim, suit, action, proceeding, investigation or arbitration pending or, to the Knowledge of the Company, threatened against or affecting the Company or its directors or officers in their capacities as such, other than as set forth on Section 3.6 of the Company Disclosure Letter. None of the matters set forth on Section 3.6 of the Company Disclosure Letter would reasonably be expected to have a Company Material Adverse Effect.

(b) There is not any Order outstanding against the Company or its business (i) which would reasonably be expected to have the effect of restricting or impairing any current or future business practice of, or acquisition of property by, the Company or its Affiliates, or (ii) would reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, to the Knowledge of the Company, there are no SEC inquiries or investigations, inquiries or investigations of any other Governmental Entity or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any executive officer director of the Company.

Section 3.7  Company Reports; Financial Statements.

(a) The Company has timely filed all Company Reports required to be filed with the SEC on or prior to the date hereof and will timely file all Company Reports required to be filed with the SEC after the date hereof and prior to the Effective Time. Each Company Report has complied, or will comply, as the case may be, in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed. None of the Company Reports (including any financial statements or schedules included or incorporated by reference therein) contained or will contain, as the case may be, when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302, 404 or 906 of the Sarbanes-Oxley Act with respect to any Company Report. The Company has no outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) to any directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company. Between December 31, 2009 and the date hereof, no event has occurred (other than the execution of this Agreement) that requires or will require the Company to file a Form 8-K with the SEC that has not been filed prior to the date hereof by the Company.

(b) The Company has made available (including via the SEC’s EDGAR system, as applicable) to Parent all of the Company Financial Statements. All of the Company Financial Statements complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with GAAP).

(c) The Company has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Company Board of Directors, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements. The Company has (i) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that information relating to the Company that is required to be disclosed in any Company Report, is reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer (each as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) of the Company required under the Exchange Act with respect to such reports and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and the audit committee of the Company’s Board of Directors and a copy has previously been made available to Parent. There is no reason to believe that the Company’s outside auditors and its principal executive officer and principal financial officer (each as defined in Item 402(a)(3) of Regulation S-K under the Exchange Act) will not be able to give the certifications and attestations required for future reports filed under the Exchange Act, pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when due.

(d) Since December 31, 2009, (i) to the Knowledge of the Company, no director, officer, employee, auditor, accountant or representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in improper accounting or auditing practices, and (ii) no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board of Directors or any committee thereof or to any director or officer of the Company.

(e) There are no Liabilities of the Company of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to the Company and that are not set forth on the Company Financial Statements, other than (i) Liabilities incurred on behalf of the Company under this Agreement and (ii) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009, none of which would reasonably be expected to have a Company Material Adverse Effect.

(f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(g) The Company is not a party to, and has no commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company, in the Company Reports.

Section 3.8  Absence of Certain Changes or Events.  Except as disclosed in the Company Reports filed with the SEC prior to the date hereof or as contemplated by this Agreement, since December 31, 2009, the Company has conducted its business only in the ordinary course and consistent with prior practice, and there has not been any Company Material Adverse Effect.

Section 3.9  Taxes.

(a) The Company has timely filed and will timely file (taking into account any extensions) with the appropriate Governmental Entities all Tax Returns that are required to be filed by it prior to the Effective Time and all such Tax Returns are and will be correct and complete in all material respects. The Company has timely paid all material Taxes required to have been paid by it, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings. No deficiency for any Tax has been asserted or assessed by a taxing authority against the Company which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation in that jurisdiction. There are no Encumbrances on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Encumbrances for Taxes not yet due and payable.

(c) The Company has (i) timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid under applicable Tax Law, including withholdings with respect to amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party, and (ii) complied, in all material respects, with all information reporting and backup withholding provisions of applicable Law.

(d) No Tax Return of the Company is under audit or examination by any taxing authority, and no written (or, to the Knowledge of the Company, oral) notice of such an audit or examination has been received by the Company. No deficiencies for any Taxes have been proposed, asserted or assessed against the Company, and no requests for waivers of the time to assess any such Taxes are pending. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the assessment or collection thereof by any relevant taxing authority or the payment of any Tax by the Company. No other procedure, proceeding or contest of any refund or deficiency in respect of Taxes is pending in or on appeal from any Governmental Entity.

(e) The unpaid Taxes of the Company, if any, did not, as of December 31, 2009, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet set forth in the Company Financial Statements as of such date (disregarding any notes thereto). The Company has not incurred any Tax Liability since December 31, 2009 other than a Tax Liability in the ordinary course of business.

(f) The Company has not requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(g) The Company has made available to Parent complete and accurate copies of all Tax Returns filed by the Company on or prior to the date hereof for all Tax periods beginning on or after January 1, 2006. There are no Tax sharing, allocation or indemnification agreements to which the Company is a party or by which the Company is otherwise bound.

(h) The Company has not been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar provision of Law to which the Company may be subject, other than the affiliated group of which the Company is the common parent.

(i) The Company has not agreed to make, nor is it required to make, any adjustment under Sections 481(a) of the Code or any comparable provision of state, local or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j) Within the past three years, the Company has neither been a “distributing corporation” nor a “controlled corporation” in a distribution intended to qualify for tax-free treatment under section 355 of the Code. The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii). The Company does not constitute either an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code or a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(k) No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Law has been entered into by or with respect to the Company.

(l) Without regard to this Agreement, the Company has not undergone an “ownership change” within the meaning of Section 382 of the Code.

(m) The Company has not participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(n) The Company has not taken any action not expressly required or permitted by this Agreement or know of any fact not described in this Agreement that would reasonably be expected to prevent the Integrated Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 3.10  Title to Personal Properties; No Real Property.

(a) The Company has good and marketable title to, or a valid leasehold interest in, all of its tangible personal properties and assets reflected in the Company 10-K or acquired after December 31, 2009 (other than assets disposed of since December 31, 2009 in the ordinary course of business consistent with past practice), in each case free and clear of all Encumbrances, except Encumbrances that secure indebtedness and that are properly reflected in the Company 10-K and Encumbrances that can be removed for a cost of less than $50,000, all of which are set forth on Section 3.10(a) of the Company Disclosure Letter. The tangible personal property and assets of the Company are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are operated in accordance with all applicable Company Permits, and are usable in the ordinary course of business, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. The Company either owns, or has valid leasehold interests in, all tangible personal properties and assets used by it in the conduct of its business, except where the absence of such ownership or leasehold interest would not reasonably be expected to have a Company Material Adverse Effect. The Company has no legal obligation, absolute or contingent, to any other Person to sell or otherwise dispose of any of its tangible personal properties or assets.

(b) Section 3.10(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy any real property. The Company does not own any real property.

Section 3.11  Environmental Compliance and Disclosure.

(a) The Company possesses, and is in compliance with, all Company Permits that are required under Environmental Laws applicable to the Company, and has filed all notices that are required under Environmental Laws applicable to the Company and is in compliance with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those Laws or contained in any Order issued, entered, promulgated or approved thereunder, except in each case where the failure to file or so comply would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its predecessors in interest has received written notice of actual or threatened Liability under CERCLA or any similar state or local statute or ordinance from any Governmental Entity or any Third Party nor has any of them received requests for information pursuant to 42 U.S.C. § 104(e) or any similar Law.

(c) The Company has not entered into or agreed to, nor does the Company contemplate entering into, any Order, and the Company is not subject to any Order, imposing any Liability or obligation on the Company relating to compliance or lack of compliance with any applicable Environmental Laws.

(d) The Company has not received written notice that it is subject to any Liability incurred, imposed or based upon any provision of any Environmental Law and arising out of any act or omission of the Company, its predecessors in interest or any of their respective Representatives.

(e) The Company has not (i) produced, processed, manufactured, generated, transported, treated, handled, used, stored, disposed of or released any Hazardous Materials, except in compliance with applicable Environmental Laws, at any present or past facility of the Company or (ii) exposed any employee of the Company or any Third Party to any Hazardous Materials, in each case, under circumstances reasonably expected to give rise to any material Liability under any Environmental Law applicable to the Company. All Hazardous Materials used or generated at any time at any facility (past or present) of the Company has been disposed of by the Company in accordance with all applicable Environmental Laws.

Section 3.12  Employment Matters.

(a) Except as disclosed in the Company Reports filed since December 31, 2009 and prior to the date hereof, (i) the Company is not a party to or bound by any Employment Agreement and (ii) except as otherwise contemplated by Section 1.7, no severance or other payment will become due or benefits or compensation increase or accelerate as a result of the transactions contemplated by this Agreement, solely or together with any other event, including a subsequent termination of employment. The employment of each of the employees of the Company is terminable by the Company at will. The Company has not made any verbal commitments to any officers, employees, former employees, consultants or independent contractors with respect to compensation, promotion, retention, termination, severance or similar matters in connection with the transactions contemplated by this Agreement or otherwise.

(b) Section 3.12(b) of the Company Disclosure Letter sets forth with respect to each current employee of the Company (including any employee who is on a leave of absence or on layoff status subject to recall), (A) the name of such employee and the date as of which such employee was originally hired by the Company, and whether the employee is on an active or inactive status, (B) such employee’s title, (C) such employee’s annualized compensation as of the date of this Agreement (except vacation and paid time off accrual amounts, which are set forth as of the last day of the month immediately preceding the date of this Agreement), including base salary, vacation and/or paid time off accrual amounts, bonus and/or commission potential, severance pay potential, and any other compensation forms; (D) any Company Permit that is held by such employee and that is used in connection with the Company’s business, and (E) whether, under applicable Labor Laws, the employee is an exempt or non-exempt employee. The Company has required each current and former employee of the Company to execute nondisclosure and confidentiality agreements in accordance with the Company’s customary practices and procedures.

(c) Section 3.12(c) of the Company Disclosure Letter contains a list of Persons who are currently performing services for the Company and are classified as “consultants” or “independent contractors,” the respective compensation of each such “consultant” or “independent contractor” and whether the Company is party to a consulting or independent contractor agreement with such Person. All such agreements have been made available to Parent. Any Persons now or heretofore engaged by the Company as independent contractors, rather than employees, have been properly classified as such, are not entitled to any compensation or benefits to which employees are or were at the relevant time entitled, and were and have been engaged in accordance with all applicable Laws. The Company is not a party to or bound by any material consulting or independent contractor agreements that cannot be terminated at the Company’s election on thirty (30) days’ prior notice without Liability.

(d) The Company has made available to Parent accurate and complete copies of all employee manuals and handbooks, employment policy statements and Employment Agreements.

(e) Section 3.12(e) of the Company Disclosure Letter contains a list of the Designated Employees. (i) None of the current officers and directors of the Company has given the Company formal written notice terminating his or her employment with the Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company or in connection with the transactions contemplated by this Agreement, and to the Company’s Knowledge, as of the date hereof, none of the Designated Employees has expressed or otherwise indicated that he or she will not accept employment with Parent or the Final Surviving Entity, as the case may be, (ii) the Company does not have a present intention to terminate the employment of any current officer or director of the Company, (iii) to the Company’s Knowledge, as of the date hereof, none of the Designated Employees has received, or is currently considering, an offer to join a business that is competitive with the Company’s business, (iv) to the Company’s Knowledge, as of the date hereof, none of the Designated Employees is a party to or is bound by any employment contract, patent disclosure agreement, non-competition agreement or any other restrictive covenant related to employment, or subject to any judgment, decree or order of any Governmental Entity, and (v) the Company has not been engaged in any material dispute or any litigation with an Employee regarding intellectual property matters. The Company has made available to Parent true, correct and complete forms of any existing arbitration agreements or confidentiality agreements between the Company and an officer or employee of the Company.

Section 3.13  Interested Party Transactions.  Except for compensation and benefits received in the ordinary course of business as an employee or director of the Company, no director, officer or other Affiliate or Associate of the Company, or any entity in which, to the Knowledge of the Company, any such director, officer or other Affiliate or Associate owns any beneficial interest (other than a beneficial interest in a publicly held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than five percent (5%) of the stock of which is beneficially owned by any such Persons and other than a beneficial interest or “carry” in a venture fund that may in turn have such beneficial interest) is currently a party to any contract with or binding upon the Company or any of their respective assets, properties or rights, including but not limited to any partnership, joint venture, contract, arrangement or understanding with, or relating to, the business or operations of the Company in which the amount involved exceeds, individually or in the aggregate, $50,000 per annum and any loan, arrangement, understanding, agreement or contract for or relating to indebtedness of the Company, or has any interest in any property (real, personal or mixed), tangible or intangible, used or currently intended to be used in the business or operations of the Company.

Section 3.14  Employee Benefit Plans.

(a) Section 3.14(a) of the Company Disclosure Letter sets forth each Employee Benefit Plan that the Company maintains or to which the Company, or any ERISA Affiliate contributes or sponsors. Each Employee Benefit Plan has been established, maintained and operated in material compliance with the terms of such Employee Benefit Plan and the applicable requirements of ERISA, the Code, and applicable Law. All employer contributions and employee salary reduction contributions that are due have been made to each such Employee Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA). All premiums or other payments that are due have been paid with respect to each such Employee Benefit Plan that is an “employee welfare benefit plan,” (as defined in Section 3(1) of ERISA). To the Knowledge of the Company, each Employee Benefit Plan, including any material amendments thereto, that is capable of approval by, or registration or qualification for special Tax status with, the appropriate taxation, social security or supervisory authorities in the relevant country, state, territory or the like has received such approval (or there remains a period of time in which to obtain such approval retroactive to the date of any material amendment that has not previously received such approval) and no event has occurred which would be reasonably likely to result in the revocation of such approval or the imposition of material sanctions by such authorities. Without in any way limiting the foregoing sentence, each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) has received a determination letter from the IRS (or may rely on an opinion letter issued by the IRS with respect to a standardized prototype plan adopted in accordance with the requirements for such reliance) to the effect that it meets the requirements of Code Section 401(a) and, as of the date hereof, no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened. No action, suit, claim, hearing, arbitration or other proceeding has been brought, or to the Knowledge of the Company is threatened, against or with respect to any Employee Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor, and no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company would reasonably be expected to be subject to any material Liability, other than routine claims for benefits. No

Employee Benefit Plan provides benefits, including health benefits (whether or not insured), with respect to employees or former employees of the Company after retirement or other termination of service (other than coverage mandated by Law or benefits).

(b) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant of the Company thereof, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant of the Company, or (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation. No amount paid or payable by the Company in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Code Section 280G or Code Section 4999 or will not be deductible by the Company by reason of Code Section 280G. Section 3.14(b)(ii) of the Company Disclosure Letter lists each Person who the Company reasonably believes is, with respect to the Company, or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder). No payments will be made by the Company pursuant to any Employee Benefit Plan that would not be deductible by the Company under Code Section 162(m).

(c) The Company complies in all material respects with the applicable requirements of COBRA or any similar state statute with respect to each Company Employee Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.

(d) To the Knowledge of the Company, each Employee Benefit Plan that provides for deferred compensation (as defined under Code Section 409A) satisfies the applicable requirements of Code Section 409A and the regulations promulgated thereunder (or is able to be corrected without the payment of any penalty under applicable guidance under Code Section 409A), and has, since January 1, 2007, been operated in good faith compliance with Code Section 409A.

(e) In accordance with applicable Law, each Employee Benefit Plan can be amended or terminated at any time, without consent from any other party and without Liability other than for benefits accrued as of the date of such amendment or termination.

Section 3.15  Labor Relations.

(a) The employees of the Company have not been, and currently are not, represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board, including the NLRB, or certified or voluntarily recognized by any other Governmental Entity and there is not, to the Knowledge of the Company, any attempt to organize any employees of the Company.

(b) No claim, complaint, charge or investigation for unpaid wages, bonuses, commissions, employment withholding Taxes, penalties, overtime or other compensation, benefits, child labor or record-keeping violations has been filed or is pending or, to the Knowledge of the Company, is threatened under the FLSA, the Davis-Bacon Act, the Walsh-Healey Act or the Service Contract Act, or any other Law.

(c) No discrimination, illegal harassment and/or retaliation claim, complaint, charge or investigation has been filed or is pending or, to the Knowledge of the Company, is threatened against the Company under the 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the FMLA, the FLSA, ERISA or any other federal Law or comparable state fair employment practices act or foreign Law, including any provincial Law regulating discrimination in the workplace.

(d) The Company has not taken any action that would constitute a “mass layoff,” “mass termination” or “plant closing” within the meaning of WARN or otherwise trigger notice requirements or Liability under any plant closing notice or collective dismissal Law.

(e) No wrongful discharge, retaliation, libel, slander or other claim, complaint, charge or investigation that arises out of the employment relationship between the Company and its employees have been filed or is pending or, to the Knowledge of the Company, is threatened against the Company under any applicable Law.

(f) The Company has maintained and currently maintains adequate insurance as required by applicable Law with respect to workers’ compensation claims and unemployment benefits claims.

(g) The Company is in compliance in all material respects with all applicable Laws and Orders governing or concerning conditions of employment, employment discrimination, harassment, retaliation, reasonable accommodations, leaves of absence, hiring, termination of employment, wages, hours, leasing and supply of contingent or temporary staff, engagement of independent contractors or occupational safety and health, including the Labor Laws.

(h) There has not been for a period of twelve (12) consecutive months prior to the date hereof, nor is there existent or, to the Knowledge of the Company, threatened, any material strike, slowdown, picketing, or work stoppage by any employees of the Company.

Section 3.16  Contracts and Commitments.

(a) Except as disclosed in the Company Reports filed since December 31, 2009 and prior to the date hereof, the Company is not a party to, are not bound or affected by, and does not receive any benefits under, any agreement, contract or legally binding understanding, whether oral or written: (i) providing for (A) aggregate noncontingent payments by or to the Company in excess of $125,000 or (B) potential payments by or to the Company reasonably expected to exceed $250,000; (ii) limiting the freedom of the Company to engage in any line of business or sell, supply or distribute any service or product, or to compete with any entity or to conduct business in any geography, or to hire any individual or group of individuals; (iii) that after the Effective Time would have the effect of limiting in any respect the freedom of Parent or any of its Subsidiaries to engage in any line of business or sell, supply or distribute any service or product, or to compete with any entity or to conduct business in any geography, or to hire any individual or group of individuals; (iv) providing for any joint venture, partnership or similar arrangement (other than research collaborations and license agreements); (v) involving any exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract, or any other interest-rate or foreign currency protection contract; (vi) relating to the borrowing of money, the guarantee of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), or the sale, securitization or servicing of loans or loan portfolios; (vii) with any directors, officers or stockholders that cannot be canceled by the Company within thirty (30) days’ notice without Liability; (viii) containing severance or termination pay Liabilities related to termination of employment; (ix) related to product supply, manufacturing, distribution or development, or the license of Intellectual Property, used in the business of the Company as currently conducted by the Company, to or from the Company (except for (A) standard biological material transfer agreements, (B) standard licenses purchased by the Company for generally available commercial software, and (C) agreements, contracts or understandings in which either the aggregate noncontingent payments to or by the Company are not in excess of $125,000 or the potential payment to or by the Company is not expected to exceed $250,000); (x) providing for any standstill restriction on the Company; (xi) providing for the disposition of an asset through licensing or otherwise involving consideration to the Company in excess of $50,000 (other than in the ordinary course of business consistent with prior practice); (xii) relating to any employee collective bargaining agreement or other contract with a labor union; or (xiii) otherwise required to be filed as an exhibit to an Annual Report on Form 10-K, as provided by Rule 601 of Regulation S-K promulgated under the Exchange Act. Each contract of the type described in this Section 3.16 is referred to herein as a “Company Material Contract.”

(b) Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Material Contracts and identifies each subsection of Section 3.16(a) that lists such Company Material Contract. The Company has made available to Parent a complete and correct copy of each Company Material Contract, including any amendments and modifications thereto.

(c) Each Company Material Contract is valid and binding on the Company, enforceable against it in accordance with its terms and is in full force and effect. Neither the Company nor, to the Knowledge of the Company, any Third Party has violated any material provision of, or failed to perform in all material respects any obligations required under the provisions of, any Company Material Contract. Neither the Company nor, to the Knowledge of the Company, any Third Party has received notice of any violation or default under (or any condition that with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract or any other agreement or contract to which it is a party or by which it or any of its properties or assets is bound. As of the date hereof, the Company has not received written notice from any Third Party that is a party to a Company Material Contract that it intends to terminate or opt out of such Company Material Contract.

Section 3.17  Intellectual Property.

(a) To the Knowledge of the Company, the Company owns, or is licensed or otherwise possesses sufficient rights to, the Intellectual Property it believes is necessary for the business of the Company as currently conducted.

(b) Section 3.17(b) of the Company Disclosure Letter lists all patents and patent applications and all registered trademarks, trade names and service marks, registered copyrights, and material domain names included in the Company Intellectual Property, including the jurisdictions in which each such Company Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed. To the Knowledge of the Company, and except as set forth in the Company Reports, all patents, registered trademarks, service marks and copyrights held by the Company are valid and are subsisting. All filings, payments and other actions required to be made or taken by the Company before the date of this Agreement to maintain each item of Company Intellectual Property identified in this Section 3.17(b) have been made and taken.

(c) The Company is the sole and exclusive owner of, with all right, title and interest in and to, the Company Intellectual Property (other than rights held by Law by the U.S. government pursuant to government contracts, grants and funding) and, subject to any license agreements to which the Company is a party and pursuant to which the Company licenses others to use any such Company Intellectual Property, such Company Intellectual Property is free and clear of all Encumbrances. No material license fees in respect of any Company Intellectual Property that is owned by any Person jointly with the Company will be payable by Parent following the Closing to any such Person for the use or exploitation of such Company Intellectual Property.

(d) To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property rights by any Third Party, including any employee or former employee of the Company.

(e) The Company has not been in the past six years and currently is not a party to any suit, action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any Third Party nor, to the Knowledge of the Company, is any such suit, action or proceeding being threatened against the Company. No Third Party has challenged in the past six years or currently is challenging the ownership by the Company, or the validity of, any of the Company Intellectual Property. The Company has not brought in the past six years or currently is bringing any action, suit or proceeding for infringement of the Company Intellectual Property or breach of any license or agreement involving Intellectual Property against any Third Party. There are no pending or threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of the Company, except such as may have been commenced by the Company. There is no judgment outstanding against the Company, or any Company Intellectual Property that limits the ability of the Company to exploit any Company Intellectual Property.

(f) The Company has secured valid written assignments from all of their respective employees, and valid written agreements to assign from all of their respective consultants, who contributed and/or are contributing to the creation or development of material Company Intellectual Property of the rights to such past, current and future contributions that the Company does not already own by operation of Law.

(g) The Company has taken commercially reasonable steps to protect and preserve the confidentiality of all the trade secrets of the Company. The Company has a policy requiring each or their respective employees, consultants and independent contractors having access to confidential information or trade secrets of the Company to execute proprietary information and confidentiality agreements.

(h) Section 3.17(h) of the Company Disclosure Letter contains a complete and accurate list, as of the date hereof, of all contracts to which the Company is a party (i) granting to the Company a license to or covenant not to sue in respect of any Intellectual Property owned by a Third Party and used in the business of the Company as currently conducted (other than (A) standard biological material transfer agreements, (B) standard licenses purchased by the Company for generally available commercial software), and (C) contracts in which either the aggregate noncontingent payments by the Company are not in excess of $125,000 or the potential payment by the

Company is not expected to exceed $250,000), or (ii) under which the Company has granted to a Third Party a license or covenant not to sue involving commercialization or co-promotion rights in respect of any Company Intellectual Property (collectively, the “Company Intellectual Property Contracts”). No Company Intellectual Property Contracts may be unilaterally terminated by any Third Party which is a party to such Company Intellectual Property Contract as a result of the consummation of the transactions provided for herein, nor has any such Third Party granted the Company a written waiver of any such right of termination.

Section 3.18  Insurance Policies.  The Company maintains insurance with reputable insurers for the business and assets of the Company against all risks normally insured against, and in amounts normally carried by, corporations of similar size engaged in similar lines of business. All insurance policies and bonds with respect to the business and assets of the Company are in full force and effect and will be maintained by the Company in full force and effect as they apply to any matter, action or event relating to the Company occurring through the Effective Time, and the Company has not reached or exceeded their policy limits for any insurance policies in effect at any time during the past five years. Except for claims for losses that have been paid, the Company has not filed any claim for losses against any of its insurance policies, and to the Company’s Knowledge, there has been no occurrence of any event which could reasonably be expected to lead to such claim.

Section 3.19  Brokers.  No broker, finder or investment banker (other than the Company Financial Advisor, a true and complete copy of whose engagement letter has been furnished to Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, or any of its directors, officers or employees.

Section 3.20  Company Financial Advisor Opinion.  The Company Financial Advisor has delivered to the Company Board of Directors its opinion to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders (other than Parent and its Affiliates) of Parent common stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders and, as of the date of hereof, such opinion has not been withdrawn, modified or revoked. The Company shall provide a complete and correct signed copy of such opinion to Parent solely for informational purposes as soon as practicable after the date of this Agreement.

Section 3.21  No Existing Discussions.  As of the date of this Agreement, the Company is not engaged, directly or indirectly, in any negotiation, discussion or exchange of information with any other party with respect to or in contemplation of a Competing Transaction.

Section 3.22  Product Candidates and Related FDA Regulations.

(a) Neither the Company nor, to the Knowledge of the Company, any Company Partner, with respect to work performed for the benefit of the Company, has received any notice or other communication from the FDA or any other Governmental Entity alleging any violation by the Company or any Company Partner, with respect to work performed for the benefit of the Company, of any applicable Laws within the jurisdiction of the FDA or any comparable state or foreign Governmental Entity, including any failure to maintain systems and programs adequate to ensure compliance with any applicable Law. To the Company’s Knowledge, all clinical trials to the extent conducted by the Company or on behalf of the Company by a Company Partner or otherwise have been and are being conducted in material compliance with the International Conference on Harmonization (“ICH”) E6: Good Clinical Practices Consolidated Guideline, and with 21 C.F.R. Parts 50, 54, 56, and 312, and the provisions governing the privacy of patient medical records under the Health Insurance Portability and Accountability Act of 1996 and the implementing regulations of the United States Department of Health and Human Services, and all comparable foreign Laws. Neither the Company nor, to the Knowledge of the Company, anyone acting on behalf of the Company (including a Company Partner), has received any notice that the FDA or any other Governmental Entity or institutional review board has initiated, or threatened to initiate, any clinical hold or other action to suspend any clinical trial or suspend or terminate any IND (or foreign equivalent thereof) sponsored by the Company or any Company Partner.

(b) To the Company’s Knowledge, all preclinical tests performed in connection with or as the basis for any submission to the FDA or other comparable Governmental Entity, filed under an IND, CTA, or other foreign equivalent or that the Company anticipates will be submitted to the FDA or other comparable Governmental Entity have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice (“GLP”) requirements as set forth in 21 C.F.R. Part 58 (but only to the extent that such preclinical tests are required by 21 C.F.R. Part 58 to be conducted in accordance with GLP requirements). To the Company’s Knowledge, all manufacturing operations conducted by or for the benefit of, the Company by a Company Partner or otherwise have been and are being conducted in accordance, in all material respects, with applicable current Good Manufacturing Practices. None of the Company or any entity acting on the Company’s behalf is marketing, distributing, selling or otherwise commercializing any product candidate subject to the jurisdiction of the FDA under the FDCA and/or the PHS (each a “Company Pharmaceutical Product”) or has done so.

(c) The Company has, prior to the execution of this Agreement, made available to Parent (i) any books and records concerning any oral or written communication received by the Company from the FDA or any comparable state or foreign Governmental Entity in the last five (5) years, including any and all reports of telephone conversations, visits and inspections, and any notice of intention to conduct an inspection, (ii) any books and records relating to clinical studies conducted by the Company or on behalf of the Company by a Company Partner or otherwise, (iii) all information about adverse drug experiences obtained or otherwise received by the Company from any source, in the United States or outside the United States, including information derived from clinical investigations, reports in the scientific literature, and unpublished scientific papers, relating to any Company Pharmaceutical Product, and (iv) all audit reports relating to Company Pharmaceutical Products that are in its possession and are material to assessing compliance with all Laws within the jurisdiction of FDA or any comparable state or foreign Governmental Entity. The Company has not received any notices of inspectional observations (including those recorded on form FDA 483), establishment inspection reports, warning letters, untitled letters, or any other documents issued by the FDA or any comparable state or foreign Governmental Entity that indicate or suggest lack of compliance with any applicable Law by the Company or by any entity acting on the Company’s behalf (including a Company Partner).

(d) The Company has not recalled, withdrawn or suspended distribution of any Company Pharmaceutical Products in the United States or outside the United States (whether voluntarily or otherwise) within the past three years. No lawsuits or other legal proceedings, whether judicial or administrative, in the United States or outside of the United States seeking the recall, withdrawal, suspension or seizure of any Company Pharmaceutical Product is pending or, to the Company’s Knowledge threatened, against the Company.

(e) As to each Company Pharmaceutical Product for which a biological license application, new drug application, investigational new drug application or similar state or foreign regulatory application has been submitted, filed or approved, to the Company’s Knowledge, the Company is in substantial compliance with 21 U.S.C. § 355 and 21 C.F.R. Parts 312 or 314 et seq., respectively, and similar Laws and all terms and conditions of such applications. None of the Company, nor to the Knowledge of the Company, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in or that has resulted in (i) debarment under 21 U.S.C. Section 335a or any similar Law, or (ii) exclusion from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar Law. In addition, to the Knowledge of the Company, the Company is in substantial compliance with all applicable registration and listing requirements, except as would not have a Company Material Adverse Effect.

(f) None of the Company or any officer, employee or agent of the Company, to the Knowledge of the Company, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed any act, made any statement, or failed to make any statement, that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Fact, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(g) There are no lawsuits or other legal proceedings, whether judicial or administrative, pending or, to the Knowledge of the Company, threatened against the Company with respect to any alleged injuries to a participant in any clinical trial conducted by the Company or on behalf of the Company by a Company Partner or otherwise.

(h) Section 3.22 of the Company Disclosure Letter sets forth all investigational new drug applications, biologics license applications and other product license applications and product licenses of the Company.

(i) All biological materials utilized by the Company in its businesses are and have been at all times used, maintained and stored in compliance in all material respects with standard industry practice and all applicable Laws, including the FDCA and the PHSA.

Section 3.23  Product Registration Files.  To the Company’s Knowledge, all of the Company’s Pharmaceutical Product registration files and dossiers have been maintained in accordance with applicable Law. The Company own all right, title and interest to these files, and no other Person has any right or claim of right to these files anywhere in the world. The Company has in its possession (and the same are included in the Company’s assets) copies of all the material documentation filed in connection with filings made by the Company for regulatory approval or registration of any of its Company Pharmaceutical Products.

Section 3.24  Disclosure.  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting will, at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting and as of the Effective Time. The representations and warranties contained in this Section 3.24 do not and will not apply to statements included in the Proxy Statement or the Registration Statement based upon information supplied by Parent or Merger Sub for use or incorporation by reference therein (or statements regarding Parent or Merger Sub which were required to have been included by Parent or Merger Sub in the Proxy Statement or the Registration Statement and which were omitted from the information supplied by Parent or Merger Sub).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB AND THE LLC.

Except as disclosed in the applicable section of the Parent Disclosure Letter (it being understood that any matter disclosed in any section of the Parent Disclosure Letter will be deemed to be disclosed in any other section of the Parent Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other section), each of Parent, Merger Sub and the LLC represents and warrants to the Company as follows:

Section 4.1  Organization and Good Standing; Charter Documents.

(a) (i) Each of Parent and Merger Sub and each Subsidiary of Parent (A) is a corporation duly organized, validly existing and in good standing under the Law of the State of Delaware or of its jurisdiction of incorporation, (B) has full corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and (C) is duly qualified or licensed to do business as a foreign corporation and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect. (ii) The LLC is (A) is a limited liability company duly organized, validly existing and in good standing under the Law of the State of Delaware, (B) has full limited liability company power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted and (C) is duly qualified or licensed to do business as a foreign limited liability company and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The copies of the Parent Certificate of Incorporation and Parent By-laws that are filed as exhibits to the Parent 10-K are complete and correct copies thereof as in effect on the date hereof. Parent is not in violation of any of the provisions of the Parent Certificate of Incorporation or the Parent By-laws and will not be in violation of any of the provisions of the Parent Certificate of Incorporation or Parent By-laws, as such Parent Certificate of Incorporation and Parent By-laws may be amended between the date hereof and the Closing Date.

Section 4.2  Authority for Agreement.  Each of Parent, Merger Sub and the LLC has all necessary corporate or limited liability company, as the case may be, power and authority to execute and deliver this Agreement and the other Transaction Documents, to perform their respective obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby. The execution, delivery and performance by Parent, Merger Sub and the LLC of this Agreement and the other Transaction Documents to which they are a party, and the consummation by Parent, Merger Sub and the LLC of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate or limited liability company action, as the case may be, and no other corporate or limited liability company, as the case may be, proceedings on the part of Parent, Merger Sub or the LLC, and no other votes or approvals of any class or series of capital stock of Parent or Merger Sub or, in the case of the LLC, limited liability company membership interests, are necessary to authorize this Agreement or any Transaction Document, to which they are a party, or to consummate the Merger or the other transactions contemplated hereby or thereby. This Agreement has been, and each of the other Transaction Documents to which any of Parent, Merger Sub or the LLC is a party will be at the Closing, duly executed and delivered by Parent, Merger Sub and the LLC and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Parent, Merger Sub or the LLC, as the case may be), this Agreement constitutes, and in the case of the other Transaction Documents to which any of Parent, Merger Sub and the LLC are a party, will constitute at Closing, a legal, valid and binding obligation of Parent, Merger Sub and the LLC enforceable against Parent, Merger Sub and the LLC in accordance with their respective terms, except as enforcement thereof may be limited against Parent, Merger Sub or the LLC by (i) bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights or remedies in general as from time to time in effect or (ii) the exercise by courts of equity powers.

Section 4.3  Capitalization.

(a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, of which 31,308,893 shares are issued and outstanding as of August 11, 2010 and (ii) 15,000,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding. All outstanding shares of Parent Common Stock are, and any additional shares of Parent Common Stock issued after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable, not subject to any preemptive rights or rights of first refusal created by statute, and issued in compliance with all applicable federal and state securities Laws.

(b) As of August 11, 2010, (i) 3,806,235 Parent Stock Options are outstanding pursuant to the Parent Option Plans, each such option entitling the holder thereof to purchase one share of Parent Common Stock, (ii) 382,255 restricted stock units are outstanding pursuant to the Parent 2006 Plan, each such restricted stock unit being counted against the maximum aggregate number of shares of Parent Common Stock available for issuance under the 2006 Plan as one and one-half (1.5) shares of Parent Common Stock for every one restricted stock unit granted, and (iii) 3,345,935 shares of Parent Common Stock are authorized and reserved for future issuance pursuant to the exercise of such Parent Stock Options and restricted stock units. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and issued in compliance with all applicable federal and state securities Laws. Except as set forth above, as of the date of this Agreement, there are no Parent Stock Rights. The copies of the Parent Option Plans that are filed as exhibits to the Parent 10-K are complete and correct copies thereof as in effect on the date hereof.

(c) There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or to pay any dividend or make any other distribution in respect thereof or to provide financing to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person. As of the date hereof, there are no voting trusts or other agreements or understandings to which Parent is a party with respect to the voting of stock of Parent.

(d) There are no rights of first refusal, co-sale rights or registration rights granted by Parent with respect to Parent’s capital stock and in effect as of the date hereof. The execution of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement will not result in the grant of any rights under Parent’s stockholder rights plan nor require any Parent rights to be exercised, distributed or triggered.

Section 4.4  Parent Subsidiaries.  Other than the Merger Sub and the LLC, a true and complete list of all the Subsidiaries of Parent is set forth in Exhibit 21 of the Parent 10-K. Parent is, either directly or indirectly, the owner of all outstanding shares of capital stock or limited liability company membership interests, as the case may be, of each Subsidiary of Parent and all such shares or limited liability company membership interests, as the case may be, are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock and limited liability company membership interests, as the case may be, of each Subsidiary of Parent are owned directly or indirectly by Parent free and clear of all Encumbrances.

Section 4.5  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent, Merger Sub and the LLC and any other Transaction Document, to which they are a party, do not, and the performance of this Agreement and any other Transaction Document by Parent, Merger Sub and the LLC, to the extent applicable, and the consummation of the Merger and the other transactions contemplated hereby and thereby will not, (i) conflict with or violate any provision of the Parent Certificate of Incorporation, the Parent By-laws, or the equivalent charter documents of Merger Sub or the LLC (ii) conflict with or violate any Law applicable to Parent, Merger Sub or the LLC or by which any property or asset of Parent, Merger Sub or the LLC is bound or affected, or (iii) result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations, or result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any property or asset of Parent, Merger Sub or the LLC pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent, Merger Sub or the LLC is a party or by which Parent, Merger Sub or the LLC or any property or asset of Parent, Merger Sub or the LLC is bound or affected, except in the case of clauses (ii) and (iii) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent, Merger Sub and the LLC and of any other Transaction Document to which any of Parent, Merger Sub and the LLC are a party do not, and the performance of this Agreement and any other Transaction Document by Parent, Merger Sub and the LLC, to the extent applicable, will not, require any consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities Laws or “blue sky” Laws, the HSR Act and filing and recordation of the Certificate of Merger, as required by the DGCL and the LLC Certificate of Merger as required by the DGCL and the LLC Act.

Section 4.6  Compliance.

(a) Parent holds all Parent Permits and is, and has been since July 31, 2007, in compliance with the terms of all such Parent Permits, except where the failure to hold or be in compliance with such Parent Permits would not reasonably be expected to have a Parent Material Adverse Effect. No suspension or cancellation of any Parent Permits is pending or, to the Knowledge of Parent, threatened.

(b) The businesses of Parent is being, and since July 31, 2007 has been, conducted in compliance with all Laws or Orders applicable to Parent or by which Parent or any of its properties are bound, except for such non-compliance that would not reasonably be expected to have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or its businesses is pending or, to the Knowledge of Parent, threatened, other than reviews in the ordinary course by the FDA or other Governmental Entity which is a party to a Parent Material Contract.

Section 4.7  Litigation.

(a) There is no claim, suit, action, proceeding, investigation or arbitration pending or, to the Knowledge of Parent, threatened against or affecting Parent, Merger Sub or the LLC or their respective directors, managers or officers in their capacities as such, other than as set forth on Section 4.7 of the Parent Disclosure Letter. None of the matters set forth on Section 4.7 of the Parent Disclosure Letter would reasonably be expected to have a Parent Material Adverse Effect.

(b) There is not any Order outstanding against Parent, Merger Sub or the LLC or their respective businesses (i) which would reasonably be expected to have the effect of materially restricting or materially impairing any current or future business practice of, or acquisition of property by, Parent or its Affiliates, or (ii) would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8  Parent Reports; Parent Financial Statements.

(a) Parent has timely filed all Parent Reports required to be filed with the SEC on or prior to the date hereof and will timely file all Parent Reports required to be filed with the SEC after the date hereof and prior to the Effective Time. Each Parent Report has complied, or will comply as the case may be, in all material respects with the applicable requirements of the Securities Act, and the rules and regulations promulgated thereunder, or the Exchange Act, and the rules and regulations promulgated thereunder, as applicable, each as in effect on the date so filed. None of the Parent Reports (including any financial statements or schedules included or incorporated by reference therein) contained or will contain, as the case may be, when filed (and, in the case of registration statement and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302, 404 or 906 of the Sarbanes-Oxley Act with respect to any Parent Report. Between December 31, 2009 and the date hereof, no event has occurred (other than the execution of this Agreement) that requires or will require Parent to file a Form 8-K with the SEC that has not been filed prior to the date hereof by Parent.

(b) Parent has made available (including via the SEC’s EDGAR system, as applicable) to the Company all of the Parent Financial Statements. All of the Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent at the respective dates thereof and the consolidated results of its operations and changes in cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with GAAP).

(c) Parent has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that information relating to Parent that is required to be disclosed in the reports Parent files or submits under the Exchange Act, is made known to the chief executive officer and the chief financial officer of Parent, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of the Parent Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has previously been made available to the Company. There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when due.

(d) Since December 31, 2009, (i) to the Knowledge of Parent, no director, officer, employee, auditor, accountant or representative of Parent has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent has engaged in improper accounting or auditing practices, and (ii) no attorney representing Parent, whether or not employed by Parent, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to Parent Board of Directors or any committee thereof or to any director or officer of Parent.

(e) There are no Liabilities of Parent of any kind whatsoever, whether or not accrued and whether or not contingent or absolute, that are material to Parent and that are not set forth on the Parent Financial Statements, other than (i) Liabilities incurred on behalf of Parent under this Agreement and (ii) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2009, none of which would reasonably be expected to have a Parent Material Adverse Effect.

(f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 4.9  Absence of Certain Changes or Events.  Except as disclosed in Parent Reports filed with the SEC prior to the date hereof or as contemplated by this Agreement, since December 31, 2009, Parent has conducted its business only in the ordinary course and consistent with prior practice, and there has not been any Parent Material Adverse Effect.

Section 4.10  Taxes.

(a) Each of Parent and its Subsidiaries has timely filed and will timely file (taking into account any extensions) with the appropriate Governmental Entities all Tax Returns that are required to be filed by it prior to the Effective Time and all such Tax Returns are and will be correct and complete in all material respects. Each of Parent and its Subsidiaries has timely paid all material Taxes required to have been paid by it, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings. No deficiency for any Tax has been asserted or assessed by a taxing authority against Parent which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(b) No written claim has ever been made by a Governmental Entity in a jurisdiction where Parent or a Subsidiary does not file Tax Returns that Parent or a Subsidiary, as the case may be, is or may be subject to taxation in that jurisdiction. There are no Encumbrances on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Encumbrances for Taxes not yet due and payable.

(c) Neither Parent nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(d) Parent and each of its Subsidiaries have (i) timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid under applicable Tax Law, including withholdings with respect to amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party and (ii) complied, in all material respects, with all information reporting and backup withholding provisions of applicable Law.

(e) No Tax Return of Parent or any of its Subsidiaries is under audit or examination by any taxing authority, and no written (or, to the Knowledge of Parent, oral) notice of such an audit or examination has been received by

Parent or any of its Subsidiaries. No deficiencies for any Taxes have been proposed, asserted or assessed against Parent or its Subsidiaries, and no requests for waivers of the time to assess any such Taxes are pending. There are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any Tax Return, the assessment or collection thereof by any relevant taxing authority or the payment of any Tax by Parent or any of its Subsidiaries. No other procedure, proceeding or contest of any refund or deficiency in respect of Taxes is pending in or on appeal from any Governmental Entity.

(f) The unpaid Taxes of Parent and its Subsidiaries, if any, did not, as of December 31, 2009, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet set forth in Parent Financial Statements as of such date (disregarding any notes thereto). Neither Parent, nor any Subsidiary thereof, has incurred any Tax Liability since December 31, 2009 other than a Tax Liability in the ordinary course of business.

(g) Parent has made available to the Company complete and accurate copies of all Tax Returns filed by Parent and its Subsidiaries on or prior to the date hereof for all Tax periods beginning on or after January 1, 2006. There are no Tax sharing, allocation or indemnification agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is otherwise bound.

(h) Neither Parent nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar provision of Law to which Parent or any of its Subsidiaries may be subject, other than the affiliated group of which Parent is the common parent.

(i) Within the past three (3) years, neither Parent nor its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code. None of Parent or its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii). None of Parent or its Subsidiaries constitutes either an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code or a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(j) No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Law has been entered into by or with respect to Parent or any of its Subsidiaries.

(k) None of Parent or its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(l) None of Parent or its Subsidiaries has taken any action not expressly required or permitted by this Agreement or does not know of any fact not described in this Agreement that would reasonably be expected to prevent the Integrated Merger from qualifying as a reorganization under Section 368(a) of the Code.

Section 4.11  Contracts and Commitments.  Except as disclosed in the Parent Reports filed since December 31, 2009 and prior to the date hereof, each Parent Material Contract is valid and binding on Parent or its applicable Subsidiary, enforceable against it in accordance with its terms and is in full force and effect. Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any Third Party has violated any provision of, or failed to perform any obligation required under the provisions of, any Parent Material Contract except as would not have a Parent Material Adverse Effect. None of the Parent or any Subsidiary nor, to the Knowledge of Parent, any Third Party has received notice of, any violation or default under (or any condition that with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract or any other agreement or contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12  Intellectual Property.

(a) To the Knowledge of Parent, each of Parent and its Subsidiaries owns, or is licensed or otherwise possesses sufficient rights to, the Intellectual Property it believes is necessary for the business of Parent and its Subsidiaries.

(b) None of Parent or any of its Subsidiaries has been in the past six years and currently is not a party to any suit, action or proceeding that involves a claim of infringement or misappropriation of any Intellectual Property of any Third Party nor, to the Knowledge of the Parent, is any such suit, action or proceeding being threatened against Parent or its Subsidiaries. No Third Party has challenged in the past six years or currently is challenging the ownership by Parent or any Subsidiary thereof, or the validity of, any of the Parent Intellectual Property. None of Parent or any of its Subsidiaries has brought in the past six years or currently is bringing any action, suit or proceeding for infringement of any Parent Intellectual Property or breach of any license or agreement involving Intellectual Property against any Third Party. There are no pending or threatened interference, re-examinations, oppositions or nullities involving any patents, patent rights or applications therefor of Parent or any Subsidiary thereof, except such as may have been commenced by Parent or any Subsidiary thereof. There is no judgment outstanding against Parent or any Subsidiary thereof or any Parent Intellectual Property that limits the ability of Parent or any Subsidiary thereof to exploit any Parent Intellectual Property.

(c) Parent and its Subsidiaries, taken as a whole, have taken commercially reasonable steps to protect and preserve the confidentiality of all the trade secrets of Parent and its Subsidiaries. Parent and its Subsidiaries, taken as a whole, have a policy requiring each of their key employees, consultants and independent contractors having access to confidential information or trade secrets of Parent or any Subsidiary thereof to execute proprietary information and/or confidentiality agreements.

Section 4.13  Brokers.  No broker, finder or investment banker (other than Wedbush Securities) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or the LLC or any of their respective directors, members, officers or employees, for which the Company may become liable.

Section 4.14  Parent Transaction Representations.

(a) Parent has, and will have available to it at the Effective Time, access to sufficient funds to consummate the transactions contemplated hereby, including payment of any cash amounts contemplated by Section 1.4 and all of its obligations with respect to fees and expenses incurred in connection with the Merger.

(b) Merger Sub and the LLC were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub and the LLC have not engaged in any business other than in connection with the transactions contemplated by this Agreement.

(c) During the period three years prior to the date hereof (other than by reason of the execution, delivery and performance of this Agreement and the Support Agreement and the consummation of the transactions contemplated hereby and thereby), none of Parent, Merger Sub or the LLC was an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL or an “acquiring person” as such term is defined in Chapter 23B.19 of the Washington Business Corporation Act.

Section 4.15  Disclosure.  None of the information supplied or to be supplied by or on behalf of Parent, the Merger Sub or the LLC for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or the LLC for inclusion or incorporation by reference in the Proxy Statement to be filed with the SEC as part of the Registration Statement and sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting will, at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The representations and warranties contained in this Section 4.13 do not and will not apply to statements included in the Proxy Statement or the Registration Statement based upon information supplied by the Company for use or incorporation by reference therein (or statements regarding the Company which were required to have been included by the Company in the Proxy Statement or the Registration Statement and which were omitted from the information supplied by the Company).

ARTICLE V

COVENANTS

Section 5.1  Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing (and except as set forth in Section 5.1 of the Company Disclosure Letter or as otherwise expressly contemplated, permitted or required by this Agreement), the Company shall, (i) maintain its existence in good standing under applicable Law, (ii) maintain its existing insurance coverage, including its clinical trial insurance coverage, (iii) subject to the restrictions and exceptions set forth in Section 5.1(b) or elsewhere in this Agreement, conduct its business and operations in the ordinary course of business and in a manner consistent with prior practice, (iv) use its reasonable best efforts to preserve substantially intact its business organizations, to keep available whenever possible, the services of its current officers and employees and to preserve the current relationships of the Company with customers, suppliers, research and clinical collaborators, licensees and other Persons with which the Company has business relations and shall promptly notify Parent if the Company receives written notice of resignation of any of its officers or employees and (v) comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act.

(b) Without limiting the foregoing, the Company covenants and agrees that between the date of this Agreement and the Effective Time, the Company shall not (except as expressly contemplated, permitted or required by this Agreement, as set forth on the applicable subsection of Section 5.1(b) of the Company Disclosure Letter or with the prior written approval of Parent): (i) declare, set aside, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock or enter into any contract or agreement with respect to the voting of any its capital stock; (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any Company Stock Rights; (iv) issue, deliver or sell, pledge or encumber any shares of its capital stock or any Company Stock Rights; (v) take any action that would reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied or that would impair the ability of the Company to consummate the Merger in accordance with the terms hereof or materially delay such consummation; (vi) amend the Company Certificate of Incorporation or the Company By-laws; (vii) incur, create, assume or otherwise become liable for any indebtedness for borrowed money, other than short-term borrowings under existing lines of credit incurred in the ordinary course of business consistent with prior practice or assume, guaranty, endorse or otherwise become liable or responsible for the obligations of any other Person; (viii) make any loans, advances or capital contributions to or investments in any other Person; (ix) merge or consolidate with any other entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization; (x) change its Tax or financial accounting methods, principles or practices, except as required by GAAP or applicable Laws; (xi) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former employees, directors or Affiliates of the Company, other than as expressly contemplated by Section 1.7 of this Agreement; (xii) hire any new employees of the Company or terminate the employment of any officers of the Company; (xiii) sell, license, mortgage, transfer, lease, pledge or otherwise subject to any Encumbrance or otherwise dispose of any material properties or assets; (xiv) acquire any material business, assets or securities other than investments of the Company’s cash reserves in accordance with the Company’s investment policy; (xv) (A) make any material Tax election not consistent with prior practice, (B) settle or compromise any material income Tax liability (C) fail to file any material Tax Return when due, (D) fail to cause such Tax Returns when filed to be complete and accurate in all material respects, (E) amend any material Tax Returns or file claims for material Tax refunds, (F) enter into a material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax Liability, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company; (xvi) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract, any material Company Intellectual Property Contract and any contract related to leased real property to which the Company is a party; (xvii) institute, settle or compromise any suit, action or proceeding pending or threatened before any arbitrator, court or other Governmental Entity involving the payment of monetary damages by the Company of any amount exceeding $125,000; (xviii) enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding or similar contract or agreement with respect to any joint venture, strategic partnership or alliance; or (xix) agree to take any of the actions described in this Section 5.1(b).

Section 5.2  Conduct of Business by Parent Pending the Merger.

(a) Parent covenants and agrees that between the date of this Agreement and the Effective Time, unless the Company shall otherwise agree in writing (and except as set forth in Section 5.2 of the Parent Disclosure Letter or as otherwise expressly contemplated, permitted or required by this Agreement), Parent and its Subsidiaries shall, (i) maintain its existence in good standing under applicable Law and (ii) comply in all material respects with all applicable Laws wherever its business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act.

(b) Without limiting the foregoing, Parent covenants and agrees that between the date of this Agreement and the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries to (except as expressly contemplated, permitted or required by this Agreement, as set forth on the applicable subsection of Section 5.2(b) of the Parent Disclosure Letter or with the prior written approval of the Company): (i) declare, set aside, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its capital stock; (ii) adjust, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any Parent Stock Rights; (iv) take any action that would reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied or that would impair the ability of Parent to consummate the Merger in accordance with the terms hereof or materially delay such consummation; (v) amend the Parent Certificate of Incorporation or Parent Bylaws; or (vi) agree to take any of the actions described in this Section 5.2(b).

Section 5.3  Access to Information and Employees.

(a) From the date hereof to the Effective Time, the Company shall, and shall cause the Representatives of the Company to, afford the Representatives of Parent reasonable access during normal business hours to the officers, employees, agents (including outside accountants), properties, offices and other facilities, books and records of the Company.

(b) From the date hereof to the Effective Time, Parent shall, and shall cause the Representatives of Parent to, afford the Representatives of the Company reasonable access during normal business hours to the officers, employees, agents (including outside accountants), properties, offices and other facilities, books and records of Parent.

(c) No investigation pursuant to this Section 5.3 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(d) Parent and Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

Section 5.4  Reasonable Efforts; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent and the Company agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents, including (i) the obtaining of all necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Entities and the making of all necessary, proper or advisable registrations, filings and notices and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity (including, without limitation, under the HSR Act); (ii) the obtaining of all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from non-governmental Third Parties; and (iii) the execution and delivery of any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, the Transaction Documents.

(b) Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall use its commercially reasonable efforts to make promptly any required submissions under the HSR Act which the Company or Parent determines should be made, in each case, with respect to the Merger and the transactions contemplated hereby and (ii) Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to Company Material Contracts in connection with the consummation of the transactions contemplated by this Agreement and (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers.

(c) Each party hereto shall promptly inform the other parties hereto of any communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement. If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable efforts to make, or cause to be made, as soon as reasonably practical and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party’s counsel with advance notice and opportunity to attend and participate in any meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement. Neither Parent nor the Company shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or other applicable Laws, without the prior written consent of the other parties (such consent not to be unreasonably withheld or delayed).

(d) Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require or be construed to require Parent or any of its Affiliates, in order to obtain the consent or successful termination of any review of any Governmental Entity regarding the Merger, to (i) sell or hold separate, or agree to sell or hold separate, before or after the Effective Time, any assets, businesses or any interests in any assets or businesses, or Parent or any of its Affiliates or of the Interim Surviving Corporation or the Final Surviving Corporation (or to consent to any sale, or agreement, by Parent or by the Interim Surviving Corporation or the Final Surviving Entity of any assets or businesses, or any interests in any assets or businesses), or any change in or restriction on the operation by Parent of any assets or businesses (including any assets or businesses of the Interim Surviving Corporation or the Final Surviving Entity), (ii) enter into any contract or be bound by any obligation that Parent may deem in its sole discretion to have an adverse effect on the benefits to Parent of the Merger, (iii) modify any of the terms of this Agreement or the Merger, or the transactions contemplated hereby or thereby, or (iv) initiate or participate in any legal proceeding with respect to such matters.

Section 5.5  Proxy Statement; Registration Statement.  As promptly as practicable after the execution of this Agreement, and in any event within thirty (30) days of the date of the Agreement, the Company will prepare the Proxy Statement, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement and the Registration Statement pursuant to this Section 5.5, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement and the Registration Statement. Each of Parent and the Company will respond to any comments from the SEC, and will use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable (but in no event prior to such time as all waiting periods (and any extensions thereof) under the HSR Act and other applicable Laws relating to the transactions contemplated hereby expire or terminate early and any objections raised by any Governmental Entity with respect to the transactions contemplated hereby have been resolved), and to keep the Registration Statement effective as long as is necessary to consummate the Mergers and the transactions contemplated hereby. Parent shall furnish all information concerning it and the holders of its capital stock as the Company may reasonably request in connection with the preparation of the Proxy Statement.

Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement. Parent shall promptly inform the Company if, at any time prior to the Effective Time, any event or circumstance relating to Parent, any Subsidiary of Parent or Merger Sub or any of their respective officers or directors, is discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement or the Registration Statement. The Company shall promptly inform Parent if, at any time prior to the Effective Time, any event or circumstance relating to the Company, or any of its officers or directors, is discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement or the Registration Statement. Except in connection with the withdrawal or modification by the Company Board of Directors of its approvals or recommendations of the Merger or the transactions contemplated hereby and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.8 of this Agreement, no amendment or supplement to the Proxy Statement or the Registration Statement, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company or Parent without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Proxy Statement or Registration Statement to the extent such amendment or supplement is required to be included therein so that the Proxy Statement or Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a-9 under the Exchange Act or Section 11 or Section 12 of the Securities Act). The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties hereto shall cause the Proxy Statement and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, and (iii) the rules and regulations of Nasdaq and the NYSE.

Section 5.6  Company Stockholders Meeting.  After the Registration Statement is declared effective and the Proxy Statement is cleared by the SEC, the Company, acting through the Company Board of Directors, shall take all actions in accordance with applicable Law, the Company Certificate of Incorporation, the Company By-laws and the rules of Nasdaq to promptly and duly call, give notice of, convene and hold as promptly as practicable the Company Stockholders Meeting for the sole purpose of considering and voting upon the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement. Subject to Section 5.7(c), to the fullest extent permitted by applicable Law, (i) the Company Board of Directors shall recommend adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and approval of the Merger by the Company Stockholders and include such recommendation in the Proxy Statement and (ii) neither the Company Board of Directors nor any committee thereof shall withdraw or modify, or propose or resolve to withdraw or modify in a manner adverse to Parent, the recommendation of the Company Board of Directors that the Company Stockholders vote in favor of the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and approval of the Merger. Unless this Agreement has been duly terminated in accordance with the terms herein (including payment of any termination fees payable under Article VII), the Company shall, subject to the right of the Company Board of Directors to modify its recommendation in a manner adverse to Parent under certain circumstances as specified in Section 5.7(c), take all lawful action to solicit from the Company Stockholders proxies in favor of the proposal to adopt the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and approve the Merger and shall take all other action necessary or advisable to secure the vote or consent of the Company Stockholders that is required by the rules of Nasdaq or the DGCL. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Stockholders Meeting to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Company Stockholders or, if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting.

Section 5.7  No Solicitation of Transactions.

(a) The Company shall, and shall cause its Affiliates, Representatives and any other agents to immediately cease any discussions, negotiations or communications with any party or parties with respect to any Competing Transaction. The Company shall notify in writing each party with which the Company has, in the last twelve months, held any discussions, negotiations or communications with respect to a Competing Transaction and that remain in possession of non-public information in respect of the Company that was furnished by or on behalf of the Company and its Affiliates in connection with such discussions to return or destroy all such information in accordance with and subject to the terms of the applicable nondisclosure agreement between the Company and such party.

(b) The Company shall not, nor shall it authorize or permit any Affiliate or Representative of the Company to, (i) solicit, initiate or intentionally encourage the submission of, any Competing Transaction or (ii) participate in any discussions or negotiations regarding, or furnish to any Third Party any information or data with respect to or provide access to the properties, offices, books, records, officers, directors or employees of, or take any other action to knowingly facilitate, induce or encourage the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction. Notwithstanding the foregoing, if, prior to obtaining the Company Required Vote, (i) the Company has complied with this Section 5.7, and (ii) the Company Board of Directors reasonably determines in good faith that a Competing Transaction constitutes or would reasonably be expected to lead to a Superior Competing Transaction, then, to the extent required by the fiduciary obligations of the Company Board of Directors, as determined in good faith by a majority thereof after consultation with the Company’s outside counsel, the Company may, subject to the Company’s providing prior written notice to Parent of its decision to take such action and compliance by the Company with Section 5.7(d), furnish information with respect to the Company to, and participate in discussions and negotiations directly or through its Representatives with, such Third Party, subject to a confidentiality agreement not materially less favorable to the Company than the Confidentiality Agreement.

(c) Neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose or resolve to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval and recommendation by the Company Board of Directors of the Merger, this Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained herein, the Transaction Documents, the transactions contemplated hereby and thereby and the actions taken in connection herewith and therewith, (ii) approve or recommend, or propose or resolve to approve or recommend, any Competing Transaction, (iii) approve or recommend, or propose or resolve to approve or recommend, or execute or enter into, any Acquisition Agreement, (iv) approve or recommend, or propose or resolve to approve or recommend, or execute or enter into, any written agreement requiring it to abandon, terminate or fail to consummate the Merger, this Agreement, any Transaction Document or the transactions contemplated hereby or thereby, (v) take any action necessary to render the provisions of any Antitakeover Law inapplicable to any Competing Transaction, or (vi) propose or agree to do any of the foregoing constituting or related to, or that is intended to lead to, any Competing Transaction. Notwithstanding the foregoing, prior to obtaining the Company Required Vote, in response to a Superior Competing Transaction that was not solicited, initiated, intentionally encouraged, participated in or otherwise facilitated by the Company in breach of Section 5.7(b), the Company Board of Directors may, if it determines in good faith (after consultation with the Company’s outside legal counsel) that the failure to do so would result in a breach of the fiduciary duties of the Company Board of Directors to the Company Stockholders under applicable Law or Order, (1) modify, or propose or resolve to modify, in a manner adverse to Parent or Merger Sub, the approvals and recommendations of the Company Board of Directors of the Merger, or the transactions contemplated hereby or by the Transaction Documents, or (2) terminate the Agreement in accordance with Section 7.1(d).

(d) The Company shall notify Parent promptly (but in no event later than thirty-six (36) hours) after it obtains Knowledge of the receipt by the Company (or any of its Representatives) of any Competing Transaction, or of any inquiry that would reasonably be expected to lead to a Competing Transaction. In such notice, the Company shall identify the Third Party making, and details of the material terms and conditions of, any such Competing Transaction. The Company shall keep Parent fully informed, on a current basis, of the status and material terms of any such Competing Transaction, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall provide Parent with at least forty-eight (48) hours prior notice of any meeting of the Company Board of Directors (or such lesser notice as is provided to the members of the Company Board of Directors) at which the Company Board of Directors is reasonably expected to consider any Competing Transaction. The Company shall promptly provide Parent with a list of any non-public information concerning the Company’s business, present or future performance, financial condition or results of operations, provided in connection with any such Competing Transaction, and, to the extent such information has not been previously provided to Parent, copies of such information

(e) Notwithstanding anything to the contrary set forth in Section 5.7(d), the Company Board of Directors shall prior to recommending, approving or consummating a Superior Competing Transaction, give Parent the opportunity to meet with the Company and its outside counsel and Company Financial Advisor for the purpose of enabling Parent, on the one hand, and the Company, on the other hand, to negotiate in good faith to make such adjustments in the terms and conditions of this Agreement so that such Competing Transaction ceases to constitute a Superior Competing Transaction.

(f) Nothing contained in this Section 5.7 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company Stockholders pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act a position with respect to a tender or exchange offer by a Third Party that is consistent with its obligations hereunder; provided, however, that neither the Company nor the Company Board of Directors may either, except as provided by Section 5.7(c), (i) modify, or propose publicly to modify, in a manner adverse to Parent and Merger Sub, the approvals or recommendations of the Company Board of Directors of the Merger or this Agreement and the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained herein, or (ii) approve or recommend a Competing Transaction, or propose publicly to approve or recommend a Competing Transaction.

(g) Nothing in this Section 5.7 shall permit the Company to terminate this Agreement (except as expressly provided in Article VII).

Section 5.8  Public Announcements.  The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the transactions contemplated by the Transaction Documents and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of Nasdaq or NYSE, as applicable, or any listing agreement if it has used its commercially reasonable efforts to consult with the other party and to obtain such party’s consent but has been unable to do so prior to the time such press release or public statement is so required to be issued or made.

Section 5.9  Litigation.  Each of Parent, Merger Sub, the LLC and the Company agrees to use its commercially reasonable efforts to defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging, or seeking damages or other relief as a result of, the Merger, this Agreement or the transactions contemplated by the Transaction Documents, including seeking to have any Order adversely affecting the ability of the parties to consummate the transactions contemplated by the Transaction Documents entered by any court or other Governmental Entity promptly vacated or reversed.

Section 5.10  Employee Benefit Matters.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor and provide for payment of all accrued obligations and benefits existing as of the Effective Time under all Company Benefit Plans and set forth, and identified as such, in the Company Disclosure Letter (including, without limitation, employment or severance agreements between the Company and Persons who are or had been of the Company at or prior to the Effective Time), all in accordance with their respective terms and shall provide the employees of the Company who remain employed immediately after the Effective Time with types and levels of compensation and benefits that are commensurate in all material respects with the compensation and benefits provided to similarly situated employees of Parent.

(b) As soon as reasonably practicable after the Effective Time, Parent shall transfer all eligible assets and Liabilities from the defined contribution retirement plan that Company maintained immediately prior to the Effective Time, to a qualified defined contribution retirement plan maintained by Parent, with respect to the Company Employees in connection with the transactions contemplated by this Agreement. Any such transfer shall be in an amount sufficient to satisfy Section 414(l) of the Code.

(c) With respect to any Parent Employee Benefit Plan in which any Company Employees will participate effective as of the Effective Time, Parent shall, or shall cause the Interim Surviving Corporation or the Final Surviving Entity, as the case may be, to, recognize all service of the Company Employees with the Company or any of its Subsidiaries, as the case may be, for vesting and eligibility purposes (but not for (i) purposes of early retirement subsidies under any Parent Employee Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes, except for vacation, if applicable) in any Parent Employee Benefit Plan in which such Company Employees may be eligible to participate after the Effective Time; provided, that, such service shall not be recognized to the extent that (x) such recognition would result in a duplication of benefits or (y) such service was not recognized under the corresponding Company Benefit Plan. All eligibility waiting periods and evidence of insurability requirements under any Parent Benefit Plan that is a group health plan shall be waived with respect to such Company Employees and their eligible dependents, in each case, to the same extent as service with the Company was taken into account under the comparable Company Benefit Plan, and credit shall be provided for any co-payments, deductibles and offsets (or similar payments) made under Company Benefit Plans for the applicable plan year prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any Parent Benefit Plans in which they become eligible to participate after the Effective Time.

(d) This Section 5.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.10. Nothing contained herein, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Final Surviving Entity, the Interim Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them. The parties hereto acknowledge and agree that the terms set forth in this Section 5.10 shall not create any right in any Company Employee or any other Person to any continued employment with the Final Surviving Entity, the Interim Surviving Corporation, Parent or any of their respective Subsidiaries. Notwithstanding anything in this Agreement to the contrary, from and after the Effective Time, the Interim Surviving Corporation or the Final Surviving Entity, as the case may be, will have sole discretion over the hiring, promotion, retention, firing and other terms and conditions of the employment of the employees of the Interim Surviving Corporation or the Final Surviving Entity, as applicable.

(e) With respect to matters described in this Section 5.10, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of Parent.

Section 5.11  Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Interim Surviving Corporation, and from and after the LLC Effective Time, the Final Surviving Entity, shall indemnify and hold harmless all past and present officers and directors of the Company to the same extent and in the same manner such persons are indemnified as of the date of this Agreement by the Company pursuant to any indemnification agreements between the Company and its directors and officers as of the date hereof, and, to the extent applicable, the DGCL, the LLC Act, the Company Certificate of Incorporation, the Company By-laws, the Certificate of Formation and the Limited Liability Company Agreement of the Final Surviving Entity for acts or omissions occurring at or prior to the Effective Time or the LLC Effective Time, as the case may be, and the Parent shall guarantee such performance by the Interim Surviving Corporation and the Final Surviving Entity. The Certificate of Incorporation and the By-laws of the Interim Surviving Corporation, and the Certificate of Formation and the Limited Liability Company Agreement of the Final Surviving Entity will contain provisions with respect to exculpation and indemnification that are at least as favorable to the indemnified parties as those contained in the Company Certificate of Incorporation and the

Company By-laws as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of not less than six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such a modification is required by Law.

(b) For a period of six years from the Effective Time, Parent shall cause the Interim Surviving Corporation and the Final Surviving Entity, as the case may be, to maintain in effect (or Parent may instead elect to maintain pursuant to Parent’s policy or policies) for the benefit of the Company’s current directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the Effective Time that is substantially equivalent to the Company’s existing policy on terms with respect to coverage in the aggregate no less favorable than those of such policy in effect on the date hereof, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that in lieu of the foregoing, prior to the Effective Time, Parent may request that the Company obtain, and upon such request the Company agrees to obtain, in consultation with Parent, “tail” insurance policies as of the Effective Time with a claims period of six years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Company’s current directors and officers.

(c) This Section 5.11 shall survive the consummation of the Merger, is intended to benefit the Company, the Interim Surviving Corporation and each indemnified party, shall be binding on all successors and assigns of the Interim Surviving Corporation and Parent, and shall be enforceable by the indemnified parties. The provisions of this Section 5.11 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs, and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 5.12  Exchange Matters.  Parent shall use its reasonable efforts to authorize for listing on NYSE the shares of Parent Common Stock issuable pursuant to the Merger, and Parent and the Company shall give all notices and make all filings with the NYSE and Nasdaq required in connection with the transactions contemplated herein.

Section 5.13  Treatment as Reorganization.  Each of the Company, Parent, Merger Sub and LLC shall use its reasonable best efforts to cause the Integrated Merger to qualify as a reorganization under Section 368(a) of the Code, including by not taking any action that such party knows is reasonably likely to prevent such qualification. To the extent permitted by applicable Tax laws, each of the Company, Parent, Merger Sub and LLC will report the Integrated Merger and the other transactions contemplated by this Agreement in a manner consistent with the treatment of the Integrated Merger as a reorganization under Section 368(a) of the Code.

Section 5.14  Section 16 Matters.

(a) Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Common Shares resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(b) Prior to the Effective Time, Parent shall take all such steps as may be required to cause any acquisitions of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who may be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15  Further Assurances.

(a) At and after the Effective Time, the officers and directors of the Interim Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Interim Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Interim Surviving Corporation as a result of, or in connection with, the Merger.

(b) At and after the LLC Effective Time, the officers and directors of the Final Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of the Interim Surviving Corporation or the LLC, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Interim Surviving Corporation or the LLC, any other actions and things to vest, perfect or confirm of record or otherwise in the Final Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets of the Interim Surviving Corporation acquired or to be acquired by the Final Surviving Entity as a result of, or in connection with, the LLC Merger.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger.  The obligations of the parties to effect the Merger on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval.  The Company Required Vote shall have been obtained.

(b) No Order.  No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered, that is in effect and that prevents or prohibits consummation of the Merger, and there shall be no pending action, proceeding or other application before any Governmental Entity (other than a Strike Suit) seeking any such Order.

(c) Consents and Approvals.  Other than the filing of the Certificate of Merger with the Delaware Secretary, all consents, approvals and authorizations of any Governmental Entity required to consummate the Merger, the failure of which to be obtained or taken would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, shall have been obtained.

(d) Registration Statement Effective; Proxy Statement.  The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

(e) HSR Act or other Foreign Competition Law.  The applicable waiting periods, together with any extensions thereof, under the HSR Act or any other applicable pre-clearance requirement of any foreign competition Law, shall have expired or been terminated.

(f) Exchange Listing.  The shares of Parent Common Stock to be issued in the Merger and the transactions contemplated hereby shall have been approved and authorized for listing on NYSE.

Section 6.2  Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger on the Closing Date are also subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received a certificate signed by an executive officer of the Company on its behalf to the foregoing effect.

(b) Agreements and Covenants.  The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of an executive officer of the Company to that effect.

(c) Company Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 6.3  Additional Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger on the Closing Date is also subject to the satisfaction or waiver on or prior to the Closing date of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent contained in this Agreement shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed by an executive officer of Parent on its behalf to the foregoing effect.

(b) Agreements and Covenants.  Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of an executive officer of Parent to that effect.

(c) Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect or any event, change or effect that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1  Termination.  This Agreement may be terminated and the Merger (and the other transactions contemplated by the Transaction Documents) may be abandoned at any time prior to the Effective Time (notwithstanding if the Company Required Vote has been obtained):

(a) by the mutual written consent of the Company and Parent, which consent shall have been approved by the action of their respective Boards of Directors;

(b) by the Company or Parent, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or any of the other transactions contemplated hereby or by any of the Transaction Documents, and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the issuance, promulgation, enforcement or entry into such Order;

(c) by either Parent or the Company, if at the Company Stockholders Meeting (giving effect to any adjournment or postponement thereof), the Company Required Vote shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to the Company if the Company has materially breached any of its obligations under Section 5.7(b), (c) or (d);

(d) by the Company in order to enter into an Acquisition Agreement for a Superior Competing Transaction; provided, however, that this Agreement may not be so terminated unless (i) the Company Board of Directors shall have complied with the procedures set forth in Sections 5.7(c) and (d) and (ii) all of the payments required by Section 7.2 have been made in full to Parent;

(e) by Parent if (i) the Company Board of Directors shall have withdrawn or adversely modified its approvals or recommendations of the Merger or the transactions contemplated thereby or by the Transaction

Documents (it being understood, however, that for all purposes of this Agreement, the fact that the Company has supplied any Person with information regarding the Company or has entered into discussions or negotiations with such Person as permitted by this Agreement, or the disclosure of such facts, shall not be deemed in and of itself a withdrawal or modification of such approvals or recommendations), (ii) the Company Board of Directors has failed to reaffirm its approvals and recommendations of the Merger or this Agreement within ten (10) Business Days after Parent has requested in writing that it do so, (iii) the Company Board of Directors shall have (A) recommended to the Company Stockholders that they approve or accept a Competing Transaction or (B) determined to accept a proposal or offer for a Superior Competing Transaction, (iv) the Company shall have materially breached any of its obligations under Section 5.6 or Section 5.7(b), (c) or (d), or (v) any Third Party shall have commenced a tender or exchange offer or other transaction constituting or potentially constituting a Competing Transaction and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

(f) by Parent or the Company, if the Merger shall not have been consummated on or prior to December 31, 2010 (the “Outside Termination Date”); provided, further, that the right to terminate this Agreement under this Section 7.1(f) shall not be available to any party whose material breach of this Agreement or failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to occur on or before such date;

(g) by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that (i) would, individually or in the aggregate, result in a failure of a condition set forth in Section 6.2(a) or 6.2(b) if continuing on the Closing Date and (ii) shall not have been cured (or is not capable of being cured) before the Outside Termination Date (such breach, a “Terminating Company Breach”) (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(g) if such breach by the Company is so cured, or if Parent shall have materially breached this Agreement); and

(h) by the Company, if there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement that (i) would, individually or in the aggregate, result in a failure of a condition set forth in Section 6.3(a) or 6.3(b) if continuing on the Closing Date and (ii) shall not have been cured (or is not capable of being cured) before the Outside Termination Date (such breach, a “Terminating Parent Breach”) (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(h) if such breach by Parent is so cured, or if the Company shall have materially breached this Agreement).

The party desiring to terminate this Agreement pursuant to (b), (c), (d), (e), (f), (g) or (h) of this Section 7.1 shall give written notice of such termination to the other party in accordance with Section 8.2, specifying the provision or provisions hereof pursuant to which such termination is effected. The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, or any of their respective Affiliates or Representatives, whether prior to or after the execution of this Agreement.

Section 7.2  Expenses.

(a) Expense Allocation.  Except as otherwise specified in this Section 7.2 or agreed in writing by the parties, all out-of-pocket costs and expenses incurred in connection with the Transaction Documents, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such cost or expense.

(b) Company Termination Fees.  If this Agreement is terminated (i) by the Company pursuant to Section 7.1(c) or Section 7.1(d), (ii) by Parent pursuant to Section 7.1(c) or Section 7.1(e) or (iii) by Parent or the Company pursuant to Section 7.1(f) or Section 7.1(g), the Company shall promptly, and in any event within ten (10) Business Days after the date of such termination, pay Parent the Company Termination Fee by wire transfer of immediately available funds; provided, however, that in the case of a termination pursuant to clause (iii) above: (A) such payment shall be made only if following the date hereof and prior to termination of this Agreement, there has been publicly announced a Competing Transaction (or, in the alternative, but solely with respect to termination pursuant to Section 7.1(f) or Section 7.1(g), there has been made to the Company or the Company Board of Directors a proposal regarding a Competing Transaction, whether or not publicly announced) and within six (6) months following the termination of this Agreement a Company Acquisition is consummated and (B) such payment shall be made promptly, but in no event later than ten (10) Business Days, after the consummation of such Company Acquisition.

(c) The Company acknowledges and hereby agrees that the provisions of this Section 7.2 are an integral part of the transactions contemplated by this Agreement (including the Merger), and that, without such provisions, Parent and Merger Sub would not have entered into this Agreement. If the Company shall fail to pay in a timely manner the amounts due pursuant to this Section 7.2, and, in order to obtain such payment, Parent makes a claim against the Company that results in a judgment against the Company, the Company shall pay to Parent the reasonable costs and expenses of Parent (including its reasonable attorneys’ fees and expenses) incurred or accrued in connection with such suit, together with interest on the amounts set forth in this Section 7.2 at the prime lending rate prevailing during such period as published in The Wall Street Journal. Any interest payable hereunder shall be calculated on a daily basis from the date such amounts were required to be paid until (but excluding) the date of actual payment, and on the basis of a 360-day year. The parties acknowledge and agree that in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 7.3  Effect of Termination.  In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any Liability on the part of Parent and Merger Sub or the Company, except that (a) the provisions of Section 7.1, Section 7.2, this Section 7.3 and Article VIII shall survive termination and (b) nothing herein shall relieve any party from Liability for any willful breach of this Agreement or for fraud.

Section 7.4  Amendment.  This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time before or after the Company Required Vote has been obtained and prior to the filing of the Certificate of Merger with the Delaware Secretary; provided, however, that, after the Company Required Vote shall have been obtained, no such amendment, modification or supplement shall alter the amount or change the form of the Merger Consideration to be delivered to the Company Stockholders or alter or change any of the terms or conditions of this Agreement if such alteration or change would require, by Law or in accordance with the rules of any applicable self regulatory organization, further approval by the holders of Company Common Stock. This Agreement may not be amended, changed or supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 7.5  Extension; Waiver.  At any time prior to the Effective Time, each of the Company, Parent, Merger Sub and the LLC may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the provisions of Section 7.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1  Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

Section 8.2  Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and made orally if so required pursuant to any section of this Agreement) and shall be deemed given (and duly received) (a) if delivered personally (with written confirmation of receipt), (b) sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties (c) sent by fax, email or a PDF document (providing proof of transmission and confirmation of transmission by telephonic notice to the applicable contact person) at the following addresses or fax numbers and e-mail addresses (or at such other addresses or fax number for a party as shall be specified by like notice):

if to Parent, to

Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, MD 20850
Attn: Jay Reilly
Phone: (301) 795-1800
Fax: (301) 795-1899
Email: reillyj@ebsi.com

with a copy to:

Bingham McCutchen LLP
2020 K Street, NW
Washington, DC 20016
Attn: Carl A. Valenstein
Phone: (202) 373-6273
Fax: (202) 373-6448
Email: carl.valenstein@bingham.com

if to the Company, to

Trubion Pharmaceuticals, Inc.
2401 4th Ave. Suite 1050
Seattle, WA 98121
Attn: Kate Deeley
Phone: (206) 838-0500
Fax: (206) 838-0503
Email: kdeeley@trubion.com

with a copy to:

Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, WA 98101
Attn: Alan C. Smith
Phone: (206) 389-4530
Fax: (206) 389-4511
Email: acsmith@fenwick.com

Section 8.3  Interpretation; Construction.

(a) When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereby” refer to this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter, as well as any schedules thereto and any exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.4  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed through electronic delivery of duly executed signature pages.

Section 8.5  Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the documents and instruments referred to herein, including the Confidentiality Agreement) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and (b) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, other than the persons intended to benefit from the provisions of Section 5.11 (Directors’ and Officers’ Indemnification and Insurance), who shall have the right to enforce such provisions directly.

Section 8.6  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE.

Section 8.7  Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub’s rights and obligations may be assigned to and assumed by Parent or any Subsidiary directly or indirectly wholly owned by Parent; provided, however, that any such assignment does not affect the economic or legal substance of the transactions contemplated hereby and provided further that such assignment does not create adverse Tax consequences for the Company Stockholders. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.8  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity.

Section 8.9  Consent to Jurisdiction; Venue.  Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any Action arising out of or relating to this Agreement and the Confidentiality Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Delaware state or federal court sitting in the State of Delaware. Each of the parties hereto agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.10  Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 8.11  Waiver of Trial by Jury.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN

RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11.

ARTICLE IX

CERTAIN DEFINITIONS

“Acquisition Agreement” shall mean any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement, acquisition agreement, option agreement or similar agreement relating to a Competing Transaction.

“ADA” shall mean the Americans with Disabilities Act.

“ADEA” shall mean the Age Discrimination in Employment Act.

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitakeover Laws” shall mean any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “business combination” or other antitakeover Laws and regulations of any state or other jurisdiction, including the provisions of Section 203 of the DGCL and Chapter 23.B.19 of the Washington Business Corporation Act.

“Appraisal Shares” shall mean Common Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262.

“Associate” of any Person shall have the meaning assigned thereto by Rule 12b-2 under the Exchange Act.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Seattle, Washington are authorized or obligated by Law or executive order to be closed.

“Cash-Out Amount” means, for each Common Share subject to such Cash-Out Option, an amount in cash equal to (A) $4.55 minus (B) the exercise price per share of such Cash-Out Option.

“Cash-Out Option Holder” means a holder of Cash-Out Options.

“Cash-Out Option” means a Company Stock Option that has not been exercised (contingently or otherwise) at the Effective Time.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended from time to time.

“Certificate” shall mean each certificate representing one or more Common Shares or, in the case of uncertificated Common Shares, each entry in the books of the Company representing uncertificated Common Shares.

“Certificate of Merger” shall mean the certificate of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the DGCL.

“Closing” shall mean the closing of the Integrated Merger, as contemplated by Section 1.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Acquisition” shall mean (i) a merger, consolidation or business combination involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the equity interest in the surviving or resulting entity of such transaction, (ii) a sale or other disposition by the Company of all or a substantial part of its assets, or (iii) the acquisition by any Person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of the Company.

“Company Benefit Plan” shall mean (i) each “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan or dental plan; (ii) each “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retirement plan or arrangement or qualified defined contribution or defined benefit arrangement; and (iii) each other benefit plan, policy, program, arrangement or agreement, including, but not limited to, any fringe benefit plan or program, bonus or incentive plan, stock option, restricted stock, stock bonus, sick pay, bonus program, service award, deferred bonus plan, salary reduction agreement, change-of-control agreement, employment agreement or consulting agreement, which in all cases is sponsored, maintained or contributed to by the Company or with respect to which the Company is a party and in which any employee of the Company is eligible to participate or derive a benefit.

“Company By-laws” shall mean the By-laws of the Company, as in effect as of the date hereof, including any amendments.

“Company Certificate of Incorporation” shall mean the Company’s Amended and Restated Certificate of Incorporation as in effect as of the date hereof.

“Company Disclosure Letter” shall mean the Company Disclosure Schedule dated the date hereof and delivered by the Company to Parent prior to the execution of this Agreement.

“Company Employees” shall mean employees of the Company who remain with the Interim Surviving Corporation or the Final Surviving Entity, as the case may be.

“Company Financial Advisor” shall mean MTS Health Partners, L.P.

“Company Financial Statements” shall mean all of the financial statements of the Company included in the Company Reports.

“Company Intellectual Property” shall mean Intellectual Property owned by the Company and used in the business of the Company as currently conducted by the Company.

“Company Investor Rights Agreement” shall mean the Amended and Restated Investor Rights Agreement, dated July 13, 2004, as amended on December 19, 2005.

“Company Knowledge Person” shall mean Steven Gillis, Michelle G. Burris, John A. Bencich, Kathleen M. Deeley, Kendall M. Mohler, Scott C. Stromatt and Vijay Yabinnavar.

“Company Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of the Company, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated hereby on a timely basis or prevent or materially delay the performance by the Company of any of its obligations under this Agreement; provided, however, that, for the purposes of clause (i), a Company Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) general conditions in the industry in which the Company operates; (e) any change in the Company’s stock price or trading volume, in and of itself, or (f) any failure by the Company to meet published revenue or earnings projections, in and of itself; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on the Company, taken as a whole, compared to other participants in the industries in which the Company conducts its business. For the avoidance of doubt, with respect to that certain Collaboration and License Agreement, dated December 19, 2005, as amended, by and between the Company and Pfizer/Wyeth and that certain Collaboration and License Agreement, dated August 27, 2009, by and between the Company and Abbott/Facet Biotech Corporation, the giving of written notice by Pfizer/Wyeth or Abbott/Facet Biotech Corporation, as the case may be, of their termination of, or their intent to terminate, or, to the extent applicable, their exercise of, or their intent to exercise, their opt-out rights under, their respective Collaboration and License Agreement shall be deemed a Company Material Adverse Effect for purposes of this Agreement.

“Company Option Plans” shall mean the Company’s 2002 Stock Plan, the Company’s 2002 Equity Incentive Plan and the Company’s 2006 Equity Incentive Plan, in each case as amended and restated prior to the date hereof.

“Company Partner” shall mean any Person that tests, develops or manufactures products or product candidates of the Company pursuant to a development, contract research, manufacturing, supply or other collaboration arrangement with the Company.

“Company Permits” shall mean all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of the businesses of the Company.

“Company Reports” shall mean all forms, reports, statements, information and other documents (as supplemented and amended since the time of filing) filed or required to be filed by the Company with the SEC since the date of the Company’s initial public offering.

“Company Required Vote” shall mean the affirmative vote of the holders of a majority of the outstanding Common Shares, entitled to vote on the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement.

“Company Stock Option” shall mean each outstanding option to purchase Common Shares under the Company Option Plans.

“Company Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, profit participation, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company.

“Company Stockholders Meeting” shall mean a meeting of the Company Stockholders to be called to consider the Merger, among other proposals.

“Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

“Company Termination Fee” shall mean Three Million Dollars ($3,000,000).

“Competing Transaction” shall mean any proposal or offer, whether in writing or otherwise, from any Third Party to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of all or more than (i) 20% of the assets of the Company, (ii) 20% or more of any class of equity securities of the Company, in each case pursuant to a merger, consolidation or other business combination, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of more than (i) 20% of the assets of the Company, (ii) 20% or more of any class of equity securities in the Company, as the case may be.

“Confidentiality Agreement” shall mean the Mutual Nondisclosure Agreement between the Company and Parent dated April 13, 2010.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“Effective Time” shall mean the effective time of the Merger, which shall be the time of acceptance of the Certificate of Merger by the Delaware Secretary, or at such other time as the parties hereto agree shall be specified in such Certificate of Merger.

“Employee Benefit Plan” shall mean, with respect to any Person, each plan, fund, program, agreement, arrangement or scheme, including, but not limited to, each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained, in each case that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the current or former employees, directors, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including: each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan or “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA); each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA); each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal and each other employee benefit plan, fund, program, agreement or arrangement.

“Employment Agreements” shall mean any contracts, termination or severance agreements, change of control agreements or any other agreements respecting the terms and conditions of employment of any officer, employee or former employee.

“Encumbrance” shall mean any lien, mortgage, pledge, deed of trust, security interest, charge, encumbrance or other adverse claim or interest.

“Environmental Laws” shall mean local, state and federal Laws and regulations relating to protection of the environment, pollution control, health and safety, product registration (but only in jurisdictions in which products of the Company are manufactured, produced or sold) and Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is a member of: (a) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (b) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (c) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“FDA” shall mean the United States Food and Drug Administration.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938, as amended, and all rules, Laws and regulations promulgated pursuant thereto or in connection therewith.

“FLSA” shall mean the Fair Labor Standards Act.

“FMLA” shall mean the Family and Medical Leave Act.

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean any United States federal, state or local or any foreign government or any court of competent jurisdiction, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” shall mean any waste, pollutant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company is in any way governed by or subject to any applicable Law, rule or regulation of any Governmental Entity.

“HSR Act” shall mean the means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” shall mean valid United States and foreign: (A) patents and patent applications and substantial equivalents thereto (such as utility models and inventors’ certificates), including extensions, reissues, renewals and reexaminations; (B) trademarks, service marks, trade dress, trade names, internet domain names and registrations and applications for registration to the foregoing, including extensions and renewals; (C) copyrights, rights in databases and data collections, registrations and applications for registration of any of the foregoing, including renewals and extensions; and (D) trade secrets, know how, and other proprietary or confidential information.

“IRS” shall mean the Internal Revenue Service.

“Knowledge,” or any similar expression, shall mean (i) with respect to the Company, the actual knowledge of any Company Knowledge Person, after due inquiry of their direct reports and (ii) with respect to Parent (or any of its Subsidiaries), the actual knowledge of any Parent Knowledge Person, after due inquiry of their direct reports.

“Labor Laws” shall mean ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, ADEA, ADA, FMLA, WARN, the Occupational Safety and Health Act, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, FLSA and the Rehabilitation Act of 1973, and all regulations under such acts.

“Law” shall mean any federal, state, local or foreign statute, law, regulation, requirement, rule, ordinance, code, rule of common law of any Governmental Entity, including any judicial interpretation thereof.

“Liabilities” shall mean any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any contract, agreement, commitment, instrument, permit, license, franchise or undertaking and those arising as a result of any act or omission.

“LLC Act” shall mean the Delaware limited liability company act, as the same may be amended from time to time.

“LLC Certificate of Merger” shall mean the certificate of merger with respect to the LLC Merger containing the provisions required by, and executed in accordance with, the DGCL and the LLC Act.

“LLC Merger Effective Time” shall mean the Effective Time of the LLC Merger, which shall be the time of acceptance of the LLC Certificate of Merger by the Delaware Secretary, or at such other time as shall be specified in such LLC Certificate of Merger.

“Nasdaq” shall mean the Nasdaq Stock Market.

“NLRB” shall mean the United States National Labor Relations Board.

“NYSE” shall mean the New York Stock Exchange.

“Order” shall mean any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Parent 2006 Plan” shall mean Parent’s Amended and Restated 2006 Stock Incentive Plan.

“Parent Average Stock Price” shall mean the average daily closing price of the shares of Parent Common Stock for the five (5) consecutive trading days on which such shares are actually traded on the New York Stock Exchange (as reported by the Wall Street Journal) ending on the day prior to the date of this Agreement.

“Parent By-laws” shall mean Parent’s Amended and Restated By-laws as in effect as of the date hereof.

“Parent Certificate of Incorporation” shall mean Parent’s Restated Certificate of Incorporation as in effect as of the date hereof.

“Parent Disclosure Letter” shall mean the Parent Disclosure Schedule dated the date hereof and delivered by Parent to the Company prior to the execution of this Agreement.

“Parent Employee Benefit Plan” shall mean (i) each “employee welfare benefit plan,” as defined in Section 3(1) of ERISA, including, but not limited to, any medical plan, life insurance plan, short-term or long-term disability plan or dental plan; (ii) each “employee pension benefit plan,” as defined in Section 3(2) of ERISA, including, but not limited to, any excess benefit plan, top hat plan or deferred compensation plan or arrangement, nonqualified retirement plan or arrangement, or qualified defined contribution or defined benefit arrangement; and (iii) each other material benefit plan, policy, program, arrangement or agreement, including, but not limited to, any material fringe benefit plan or program, bonus or incentive plan, stock option, restricted stock, stock bonus, sick pay, bonus program, service award, deferred bonus plan, salary reduction agreement, change-of-control agreement, employment agreement or consulting agreement, which in all cases is sponsored or maintained by Parent or any of its Subsidiaries for the benefit of its employees.

“Parent Financial Statements” shall mean all of the financial statements of Parent included in the Parent Reports.

“Parent Intellectual Property” shall mean Intellectual Property owned by Parent or any of its Subsidiaries and used in the business of Parent or any Subsidiary of Parent as currently conducted by Parent or any of its Subsidiaries.

“Parent Knowledge Person” shall mean Fuad El-Hibri, Daniel J. Abdun-Nabi, Steven N. Chatfield, R. Don Elsey, Mauro Gibellini, W. James Jackson, Kyle W. Keese, Denise Landry, Stephen Lockhart and Allen Shofe, Jose M. Ochoa, Jay Reilly, Moustapha El-Amine, and Barb Solow.

“Parent Material Adverse Effect” shall mean any event, occurrence, fact, condition or change that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (i) the business, results of operations, prospects, condition (financial or otherwise), or assets of Parent, or (ii) the ability of Parent to consummate the transactions contemplated hereby on a timely basis or prevent or materially delay the performance by Parent of any of its obligations under this Agreement; provided, however, that, for the purposes of clause (i), a Parent Material Adverse Effect shall not be deemed to include events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes generally affecting the economy, financial or securities markets; (b) the announcement of the transactions contemplated by this Agreement; (c) any outbreak or escalation of war or any act of terrorism; (d) general conditions in the industry in which Parent operates; (e) any change in the Company’s stock price or trading volume, in and of itself, or (f) any failure by the Company to meet published revenue or earnings projections, in and of itself; provided further, however, that any event, change and effect referred to in clauses (a), (c) or (d) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change or effect has a disproportionate effect on Parent compared to other participants in the industries in which Parent conducts its businesses. For the avoidance of doubt, with respect to that certain Contract No. 200-2009-30162 between the Centers for Disease Control and Prevention (PGO) and Emergent BioDefense Operations Lansing Inc. dated September 30, 2008, the giving of written notice by the Centers for Disease Control and Prevention (PGO) of its intent to terminate shall be deemed a Parent Material Adverse Effect for purposes of this Agreement.

“Parent Material Contract” shall mean each contract, commitment or agreement filed (or required to be filed) as an exhibit to the Parent Reports pursuant to Rule 601 of Regulation S-K promulgated under the Exchange Act, including any contract, commitment or agreement, which was executed on or prior to the date hereof or the date of Closing, as applicable, and is anticipated to be filed (or required to be filed) with the next Parent’s quarterly report on Form 10-Q for the period ended September 30, 2010.

“Parent Option Plans” shall mean Parent’s Employee Stock Option Plan and the Parent 2006 Plan, in each case as amended and restated prior to the date hereof.

“Parent Permits” shall mean all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of the businesses of Parent.

“Parent Reports” shall mean all forms, reports, statements, information and other documents (as supplemented and amended since the time of filing) filed or required to be filed by Parent with the SEC since the date of Parent’s initial public offering.

“Parent Stock Option” shall mean each outstanding option to purchase Parent Common Stock under the Parent Option Plans.

“Parent Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating Parent to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, Parent.

“Parent 10-K” shall mean Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Proxy Statement” shall mean a definitive proxy statement, including the related preliminary proxy statement and any amendment or supplement thereto, relating to the Merger and this Agreement to be mailed to the Company Stockholders in connection with the Company Stockholders Meeting.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Parent under the Securities Act with respect to the shares of Parent Common Stock to be issued to the stockholders of the Company in connection with the transactions contemplated by this Agreement.

“Representatives” shall mean officers, directors, employees, auditors, attorneys and financial advisors (including the Company Financial Advisor).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002.

“SEC” shall mean the Securities and Exchange Commission.

“Section 262” shall mean Section 262 of the DGCL.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Strike Suit” shall mean a lawsuit or proceeding commenced by one or more shareholder plaintiffs (as opposed to a Governmental Entity), the defense of which lawsuit or proceeding is covered by any applicable insurance and which would not reasonably be expected to have a Company Material Adverse Effect.

“Subsidiary” shall mean, when used with respect to any party, any Person, a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

“Superior Competing Transaction” shall mean a bona fide, unsolicited written proposal or offer made by a Third Party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, more than 50% of the voting power of the capital stock of the Company then outstanding or all or substantially all of the assets of the Company on terms the Company Board of Directors determines in good faith (after consulting the Company’s outside legal counsel and financial advisor), taking into account, among other things, all legal, financial, regulatory, timing and other aspects of the offer and the Third Party making the offer, are more favorable from a financial point of view to the Company Stockholders than the Merger and the other transactions contemplated by this Agreement, and is reasonably capable of being consummated.

“Tax” (and, with correlative meaning, “Taxes”) shall mean any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax of any kind whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity.

“Tax Return” shall mean any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” shall mean any Person or group (as defined in Section l3(d)(3) of the Exchange Act) other than Parent, Merger Sub, the LLC or any Affiliates thereof.

“Transaction Documents” shall mean this Agreement, the CVR Agreement, the Support Agreement and the Company Stockholder Letter and all other agreements, instruments and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by such agreements.

“WARN” shall mean the United States Worker Adjustment and Retraining Notification Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

Trubion Pharmaceuticals, Inc.

By:	/s/ Steven Gillis
Name:     Steven Gillis

Title:	Executive Chairman

35406 LLC

By:	Emergent BioSolutions Inc., its manager

By:	/s/ Fuad El-Hibri
Name:     Fuad El-Hibri
Title: Chairman & CEO

30333 INC.

By:	/s/ Fuad El-Hibri
Name:     Fuad El-Hibri
Title: President

Emergent BioSolutions Inc.

By:	/s/ Fuad El-Hibri
Name:     Fuad El-Hibri
Title: Chairman & CEO

ANNEX I

Index of Defined Terms

Defined Term	Location

Acquisition Agreement	Article IX
ADA	Article IX
ADEA	Article IX
Affiliate	Article IX
Agreement	Preamble
Antitakeover Laws	Article IX
Appraisal Shares	Article IX
Associate	Article IX
Business Day	Article IX
Cash Merger Consideration	Section 1.4
Cash-Out Amount	Article IX
Cash-Out Option Holder	Article IX
Cash-Out Option	Article IX
CERCLA	Article IX
Certificate	Article IX
Certificate of Merger	Article IX
Closing	Article IX
Closing Date	Section 1.2
Code	Article IX
Common Shares	Recital A
Company	Preamble
Company Acquisition	Article IX
Company Benefit Plan	Article IX
Company Board of Directors	Recital B
Company By-laws	Article IX
Company Certificate of Incorporation	Article IX
Company Disclosure Letter	Article IX
Company Employees	Article IX
Company Financial Advisor	Article IX
Company Financial Statements	Article IX
Company Intellectual Property	Article IX
Company Intellectual Property Contracts	Section 3.17(h)
Company Investor Rights Agreement	Article IX
Company Knowledge Person	Article IX
Company Material Adverse Effect	Article IX
Company Material Contract	Section 3.16(a)
Company Option Plans	Article IX
Company Partner	Article IX
Company Pharmaceutical Product	Section 3.22(b)
Company Permits	Article IX
Company Reports	Article IX

Defined Term	Location

Company Required Vote	Article IX
Company Stockholders	Recital C
Company Stock Option	Article IX
Company Stock Rights	Article IX
Company Stockholder Letter	Recital H
Company Stockholders Meeting	Article IX
Company Termination Fee	Article IX
Company 10-K	Article IX
Competing Transaction	Article IX
Confidentiality Agreement	Article IX
CVR	Recital A
CVR Agreement	Recital C
Delaware Secretary	Article IX
DGCL	Recital A
Effective Time	Article IX
Employee Benefit Plan	Article IX
Employment Agreements	Article IX
Encumbrance	Article IX
Environmental Laws	Article IX
ERISA	Article IX
ERISA Affiliate	Article IX
Exchange Act	Article IX
Exchange Agent	Section 2.1
Exchange Fund	Section 2.1
FDA	Article IX
FDCA	Article IX
Final Surviving Entity	Preamble
FLSA	Article IX
FMLA	Article IX
GAAP	Article IX
GLP	Section 3.23(b)
Governmental Entity	Article IX
Hazardous Materials	Article IX
HSR Act	Article IX
ICH	Section 3.23(a)
Integrated Merger	Recital B
Intellectual Property	Article IX
Interim Surviving Corporation	Preamble
IRS	Article IX
Knowledge	Article IX
Labor Laws	Article IX
Law	Article IX
Letter of Transmittal	Section 2.2(a)
Liabilities	Article IX

Defined Term	Location

LLC	Preamble
LLC Act	Article IX
LLC Certificate of Merger	Article IX
LLC Merger	Recital A
LLC Merger Effective Time	Article IX
Merger	Recital A
Merger Consideration	Section 1.4(a)
Merger Sub	Preamble
Nasdaq	Article IX
NLRB	Article IX
NYSE	Article IX
Order	Article IX
Outside Termination Date	Section 7.1(f)
Parent	Preamble
Parent 10-K	Article IX
Parent 2006 Plan	Article IX
Parent Average Stock Price	Article IX
Parent Board of Directors	Recital D
Parent By-laws	Article IX
Parent Certificate of Incorporation	Article IX
Parent Common Stock	Recital A
Parent Disclosure Letter	Article IX
Parent Employee Benefit Plan	Article IX
Parent Financial Statements	Article IX
Parent Intellectual Property	Article IX
Parent Knowledge Person	Article IX
Parent Material Adverse Effect	Article IX
Parent Material Contract	Article IX
Parent Option Plans	Article IX
Parent Permits	Article IX
Parent Reports	Article IX
Parent Stock Option	Article IX
Parent Stock Rights	Article IX
Person	Article IX
Proxy Statement	Article IX
Registration Statement	Article IX
Representatives	Article IX
Sarbanes-Oxley Act	Article IX
SEC	Article IX
Section 262	Article IX
Securities Act	Article IX
Stock Merger Consideration	Section 1.4
Strike Suit	Article IX
Subsidiary	Article IX

Defined Term	Location

Superior Competing Transaction	Article IX
Support Agreement	Recital F
Tax	Article IX
Tax Return	Article IX
Terminating Company Breach	Section 7.1(g)
Terminating Parent Breach	Section 7.1(h)
Termination Agreement	Recital G
Third Party	Article IX
Transaction Documents	Article IX
WARN	Article IX

EXHIBIT A

CONTINGENT VALUE RIGHTS AGREEMENT

[See Annex B]

EXHIBIT B

SUPPORT AGREEMENT

[See Annex C]

EXHIBIT C

TERMINATION AGREEMENT

TERMINATION OF INVESTOR RIGHTS AGREEMENT

This Termination of Investor Rights Agreement (this “Agreement”) is made as of August 12, 2010, by and among Trubion Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the undersigned stockholders of the Company (the “Stockholders,” together with the Company, the “Parties”).

RECITALS

WHEREAS, the Company proposes to enter into an Agreement and Plan of Merger dated August 12, 2010 (the “Merger Agreement”), by and among the Company, Emergent BioSolutions Inc., 35406 LLC and 30333 Inc., pursuant to which the Company will become a wholly owned subsidiary of Emergent BioSolutions Inc (the “Merger”).

WHERAS, the Parties entered into that certain Investor Rights Agreement, dated as of July 13, 2004, as amended on December 19, 2005 (the “IRA”) which provides for certain registration rights with respect to the shares of the Company’s securities held by the Stockholders and other stockholders party to the IRA;

WHEREAS, the termination of the IRA, effective as of and contingent upon the Effective Time of the Merger (as defined in the Merger Agreement) (the “Effective Date”), is a condition to the execution of the Merger Agreement;

WHEREAS, Section 6.5 of the IRA provides that the IRA may be terminated by written agreement among the Company and the stockholders of the Company that are party to the IRA and hold at least two-thirds of the Registrable Securities (as defined in the IRA);

WHEREAS, the Parties desire to terminate the IRA, effective as of and contingent upon the Effective Time of the Merger.

AGREEMENT

NOW THEREFORE, the parties hereto agree as follows:

1. By their respective signatures, the Stockholders hereby agree and acknowledge that, effective as of and contingent upon the Effective Time of the Merger, the IRA is hereby terminated in accordance with Section 6.5 thereof and, from and after such time, shall have no further force or effect.

2. In the event of any termination of the Merger Agreement prior to the occurrence of the Effective Time pursuant to Article 7.1 thereof, this Agreement shall also terminate and shall be of no further force or effect.

3. Effective upon the Effective Date, each Party on behalf of, himself, itself and each of their respective owners, directors, officers, shareholders, employees, principals, affiliates, representatives, agents and attorneys, and their respective parent and subsidiary companies, and any affiliated and associated companies, and predecessors or successors in interest and assigns, hereby fully, irrevocably and unconditionally release, acquit and forever discharge each other from any and all claims, liabilities, obligations, demands, causes of action, damages, costs, losses, debts and expenses, including without limitation any claims for court costs or attorneys’ fees, of whatever kind or nature, in law or in equity, in contract or tort, whether known or unknown, asserted and/or raised, suspected or claimed, or which could have been asserted and/or raised in any action arising from or related to the IRA.

4. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and all other written or oral agreements existing between the parties hereto concerning such subject matter are expressly canceled.

5. This Agreement shall be construed, interpreted, and applied in accordance with, and shall be governed by, the laws applicable in the State of Washington.

6. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement to terminate the IRA as of the date first above written.

“Company”	“Stockholder”

Trubion Pharmaceuticals, Inc.	ARCH Venture Fund V, L.P.

By: Name: Steven Gillis, Ph.D. Its: Executive Chairman and Acting President	By: ARCH Venture Partners V, L.P. Its: General Partner By: ARCH Venture Partners V, L.L.C. Its: General Partner

By:	Name: Robert Nelson

Its:	Managing Director

ARCH V Entrepreneurs Fund V, L.P.

By:	ARCH Venture Partners V, L.P.

Its:	General Partner

By:	ARCH Venture Partners V, L.L.C.

Its:	General Partner

By:	Name: Robert Nelson

Its:	Managing Director

Healthcare Focus Fund, L.P.

By:	ARCH Venture Partners V, L.P. Its: General Partner
By:	ARCH Venture Partners V, L.L.C.
Its: General Partner

By:	Name: Robert Nelson

Its:	Managing Director

[SIGNATURE PAGE TO TERMINATION OF IRA]

Frazier Healthcare IV, L.P.

By:	FHM IV, LP
Its general partner

By:	FHM IV, LLC
Its general partner

By:
Name:     Tom Hodge

Its:	COO

Frazier Affiliates IV, L.P.

By:	FHM IV, LP
Its general partner

By:	FHM IV, LLC
Its general partner

By:
Name:     Tom Hodge

Its:	COO

Frazier Healthcare III, L.P.

By:	FHM III, LLC
Its general partner

By:
Name:     Tom Hodge

Its:	COO

Frazier Affiliates III, L.P.

By:	FHM III, LLC
Its general partner

By:

Name:     Tom Hodge

Its:	COO

[SIGNATURE PAGE TO TERMINATION OF IRA]

Venrock Partners, L.P.

By:	Venrock Partners Management LLC,
Its: General Partner

Venrock Associates IV, L.P.

By:	Venrock Management IV, LLC,
Its: General Partner

Venrock Entrepreneurs Fund IV, L.P.

By:	VEF Management IV, LLC,
Its: General Partner

By:
Name:     David L. Stepp

Its:	Authorized Signatory

[SIGNATURE PAGE TO TERMINATION OF IRA]

Prospect Venture Partners II, L.P.

By:	Prospect Management Co. II, LLC
General Partner

By:
Name:     David Markland

Its:	Attorney-In-Fact

Prospect Associates II, L.P.

By:	Prospect Management Co. II, LLC
General Partner

By:
Name:     David Markland

Its:	Attorney-In-Fact

[SIGNATURE PAGE TO TERMINATION OF IRA]

EXHIBIT D

FORM OF COMPANY STOCKHOLDER LETTER

[See Annex D]

ANNEX B

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of August 12, 2010 (this ‘‘Agreement”), is entered into by and among Emergent BioSolutions Inc., a Delaware corporation (“Parent”), Trubion Pharmaceuticals, Inc., a Delaware corporation (“Company”), and Mellon Investor Services LLC, a New Jersey limited liability company, as Rights Agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein).

RECITALS

A. Parent, 35406 LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent (the “LLC”), 30333 Inc, a Delaware corporation and wholly owned indirect subsidiary of Parent (“Merger Sub”), and Company have entered into an Agreement and Plan of Merger dated as of August 12, 2010 (the “Merger Agreement”), pursuant to which the Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving the Merger as an indirect subsidiary of Parent, and then merging with and into the LLC with the LLC being the surviving entity of the LLC Merger.

B. Pursuant to the Merger Agreement, Parent agreed to grant to the Company’s stockholders of record immediately prior to the Effective Time contingent value rights as hereinafter described.

C. The parties have done all things necessary to make the contingent value rights, when granted pursuant to the Merger Agreement and hereunder, the valid obligations of Parent and to make this Agreement a valid and binding agreement of Parent, in accordance with its terms.

AGREEMENT

In consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders (as hereinafter defined), as follows:

ARTICLE I

DEFINITIONS

Section 1.1  Definitions.

(a) For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(ii) all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with U.S. generally accepted accounting principles, as in effect on the date hereof;

(iii) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iv) unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(v) all references to “including” shall be deemed to mean including without limitation.

(b) Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement. The following terms shall have the meanings ascribed to them as follows:

“Applicable Payments” means the amount payable in cash with respect to a particular CVR Payment Event, as set forth on Annex A.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution certified by the secretary or an assistant secretary of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Seattle, Washington or in the states of New York and New Jersey are authorized or obligated by law or executive order to remain closed.

“CVR” means the contingent value rights granted by Parent pursuant to the Merger Agreement and this Agreement.

“CVR Achievement Period” means the period commencing upon the Effective Time and ending on the third anniversary of the Effective Time.

“CVR Payment Amount” means an amount resulting from dividing each Applicable Payment by the total number of outstanding CVRs.

“CVR Payment Certificate” has the meaning set forth in Section 2.5(a).

“CVR Payment Date” means the date specified by Parent on which a CVR Payment Amount is to be paid by the Rights Agent to the Holders, which date shall be a date no later than ten (10) days after the applicable CVR Payment Event and shall be established pursuant to Section 2.5.

“CVR Payment Event” means, as applicable, (a) the receipt by Parent (or its successors or assigns) of a Milestone Payment related to a Milestone Achievement Event that occurred during the CVR Achievement Period or (b) the Achievement Event under the Facet Agreement as set forth and described on Annex A.

“CVR Register” has the meaning set forth in Section 2.3(b).

“CVR Registrar” has the meaning set forth in Section 2.3(b).

“Facet Agreement” means the Collaboration and License Agreement between the Company and Facet Biotech Corporation, dated August 27, 2009.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Milestone Achievement Certificate” has the meaning set forth in Section 2.4(a).

“Milestone Achievement Event” means the achievement of a Milestone Event.

“Milestone Event” means the milestone events under the Wyeth Agreement and the Facet Agreement set forth on Annex A.

“Milestone Payment” means the milestone payments associated with the Milestone Events.

“Milestone Payment Failure” has the meaning set forth in Section 2.4(c).

“Milestone Payment Failure Notice” has the meaning set forth in Section 2.4(c).

“Non-Achievement Certificate” has the meaning set forth in Section 4.3(a).

“Notice of Objection” has the meaning set forth in Section 4.3(b).

“Objection Period” has the meaning set forth in Section 4.3(b).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means: (i) the transfer of any or all of the CVRs on death by will or intestacy; (ii) transfer by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) transfers made pursuant to a court order; or (iv) a transfer made by operation of law (including a consolidation or merger) or in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity.

“Person” means any individual, firm, corporation, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Surviving Person” has the meaning set forth in Section 6.1(a).

“Wyeth Agreement” means the Collaboration and License Agreement between the Company and Wyeth, acting through Wyeth Pharmaceuticals Division, dated December 19, 2005, as amended.

“20% Holders” means any Holder or Holders of at least twenty percent (20%) in the aggregate of the outstanding CVRs.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.1  Grant of CVRs.

The CVRs shall be granted pursuant to, and at the time and in the manner set forth in, the Merger Agreement and shall thereafter be governed and administered in accordance with this Agreement. Parent hereby appoints Mellon Investor Services LLC as the Rights Agent to act as rights agent for the Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms or conditions), and the Rights Agent hereby accepts such appointment.

Section 2.2  Nontransferable.

The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer.

Section 2.3  No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed ‘‘CVR Registrar” for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and any other documentation reasonably requested by the CVR Registrar, in a form reasonably satisfactory to the CVR Registrar, properly completed and duly executed by the Holder thereof, his attorney duly authorized in writing, personal representative or survivor and setting forth in reasonable detail the circumstances relating to the transfer, and such signature to be guaranteed by a participant in a recognized Signature Guarantee Medallion Program. Upon receipt of such written notice and all other necessary information, the CVR Registrar shall, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent, evidencing the same right, and shall entitle the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer tax or other governmental charge that may be payable in respect of such transfer or assignment, which shall be the responsibility of the transferor) to the Holder. The Rights Agent shall have no duty or obligation under any Section of this Agreement that requires the payment of taxes or charges unless and until it is satisfied that such taxes and/or charges have been paid.

(d) A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

Section 2.4  Milestone Achievement Procedures; Payment Failure.

(a) Following the occurrence of a Milestone Achievement Event, Parent shall promptly, but in no event later than five (5) Business Days after such event, deliver to the Rights Agent an Officer’s Certificate certifying that the Parent is entitled to receive the applicable Milestone Payment (the ‘‘Milestone Achievement Certificate”).

(b) Subsequent to the occurrence of any Milestone Achievement Event, Parent shall use commercially reasonable efforts to cause the counterparty to the Facet Agreement or the Wyeth Agreement, as applicable, to promptly remit the applicable Milestone Payment to the Parent in accordance with the Facet Agreement or the Wyeth Agreement, as applicable, and the Parent shall thereafter disburse the Applicable Payment in accordance with Section 2.5.

(c) In the event that the applicable Milestone Payment has not been made in accordance with and during the timeframes provided for in the Facet Agreement or the Wyeth Agreement, as the case may be (a “Milestone Payment Failure”), the Parent shall deliver to the Rights Agent a notice signed by the chief executive officer, president or chief financial officer of Parent notifying the Rights Agent of the Milestone Payment Failure (the “Milestone Payment Failure Notice”). The Rights Agent shall forward any Milestone Payment Failure Notice it receives to the Holders within five (5) Business Days of receipt. Any dispute arising from a Milestone Payment Failure Notice shall be resolved in accordance with the procedure set forth in Section 7.10, which decision shall be binding on the parties hereto and the Holders (including the Holders not participating therein).

Section 2.5  Payment Procedures.

(a) Upon an occurrence of a CVR Payment Event, Parent shall promptly, but in no event later than five (5) Business Days thereafter, deliver to the Rights Agent an Officer’s Certificate certifying that each Holder is entitled to receive the CVR Payment Amount (the “CVR Payment Certificate”), which shall set forth the CVR Payment Date. The Rights Agent shall forward any CVR Payment Certificate it receives to the Holders within five (5) Business Days of receipt. Until such CVR Payment Certificate is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that a CVR Payment Event has not occurred.

(b) At least five (5) Business Days prior to the applicable CVR Payment Date, Parent shall cause the Applicable Payment to be delivered to the Rights Agent, who will in turn, on the CVR Payment Date, pay the applicable CVR Payment Amount to each of the Holders (the amount which each Holder is entitled to receive will be based on the number of CVRs held by such Holder as reflected on the CVR Register) (i) by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such CVR Payment Date, or, (ii) with respect to Holders that are due CVR Payment Amounts in excess of $100,000 who have provided the Rights Agent with wire transfer instructions in writing, by wire transfer of immediately available funds to such account. The Rights Agent shall have no duty or obligation to verify or confirm the accuracy, validity or sufficiency of the applicable CVR Payment Amount.

(c) Parent shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made.

Section 2.6  No Voting, Dividends Or Interest; No Equity Or Ownership Interest In Parent.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Integrated Merger.

ARTICLE III

THE RIGHTS AGENT

Section 3.1  Certain Duties And Responsibilities.

The Rights Agent shall be authorized and protected and shall not have any liability for, or in respect of any actions taken, suffered or omitted to be taken by it in connection with its acceptance and administration of this Agreement and the exercise and performance of its duties hereunder, except to the extent of its own willful misconduct, bad faith or gross negligence (each as determined by a final, non-appealable judgment of a court of competent jurisdiction). Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for any special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage. Any liability of the Rights Agent will be limited to the amount of annual fees paid by the Buyer to the Rights Agent. No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

Section 3.2  Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be authorized and protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, power of attorney, endorsement, affidavit, letter or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder but as to which no notice was provided, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice;

(b) whenever the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Buyer prior to taking, suffering or omitting to take any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on its part (each as determined by a final, non-appealable judgment of a court of competent jurisdiction), request and rely upon an Officer’s Certificate from the Parent with respect to such fact or matter; and such certificate shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received from Parent. In the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Parent or any other person or entity for refraining from taking such action, unless the Rights Agent receives written instructions from Parent that eliminates such ambiguity or uncertainty to the satisfaction of the Rights Agent;

(c) the Rights Agent may engage and consult with counsel of its selection (who may be legal counsel for the Buyer and/or an employee of the Rights Agent) and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Rights Agent in respect of any action taken, suffered or omitted to be taken by it hereunder in reliance thereon;

(d) in the event of litigation, the Rights Agent may engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e) the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) Parent agrees to indemnify Rights Agent for, and hold Rights Agent harmless against, any loss, liability, claim, demands, suits, damage, judgment, fine, penalty, settlement, cost or expense (including, without limitation, the fees and expenses of legal counsel), incurred without willful misconduct, bad faith or gross negligence on the part of the Rights Agent (each as determined by a final non-appealable judgment of a court of competent jurisdiction) for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance and administration of this Agreement, or the exercise or performance of its duties hereunder, including without limitation, the costs and expense of defending against any claim of liability hereunder, directly or indirectly. The costs and expenses incurred in enforcing this right of indemnification shall be paid by the Parent. The provisions of this Article 3 shall survive the termination of this Agreement, the payment of any distributions made pursuant to this Agreement, and the resignation, replacement or removal of the Rights Agent hereunder, including, without limitation, the costs and expenses of defending a claim of liability hereunder;

(h) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement, as set forth on Schedule 1 hereto, and (ii) to reimburse the Rights Agent for all taxes and governmental charges, reasonable expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than taxes measured by the Rights Agent’s net income). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the preparation, negotiation, delivery, amendment, administration and execution by the Rights Agent of this Agreement and its duties hereunder. An invoice for any out-of-pocket expenses and per item fees realized will be rendered and payable within thirty (30) days after receipt by Parent, except for postage and mailing expenses, which funds must be received one Business Day prior to the scheduled mailing date. Parent agrees to pay to the Rights Agent any amounts, including fees and expenses, payable in favor of the Rights Agent in connection with any dispute arising under or in connection with this Agreement;

(i) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(j) The Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof; nor shall it be responsible for any breach by Parent of any covenant or failure by Parent to satisfy conditions contained in this Agreement;

(k) Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of its duties under this Agreement;

(l) The Rights Agent and any stockholder, affiliate, director, officer, employee or agent of the Rights Agent may buy, sell or deal in any of the Rights or other securities of Parent or become pecuniarily interested in any transaction in which Parent may be interested, or contract with or lend money to Parent or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent or any stockholder, affiliate, director, officer, employee or agent from acting in any other capacity for Parent or for any other Person; and

(m) The Rights Agent shall not be subject to, nor be required to comply with, or determine if any person or entity has complied with, the Merger Agreement or any other agreement between or among any of Parent, Company or any other parties hereto, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement

(n) The Rights Agent shall not incur any liability for not performing any act, duty, obligation or responsibility by reason of any occurrence beyond the control of the Rights Agent (including, without limitation , any act or provision of any present or future law or regulation or governmental authority, any act of God, war, civil disorder or failure of any means of communication); and

(o) The Rights Agent may execute and exercise any of the rights of powers hereby vested in it or perform any duty hereunder either itself (through its directors, officers or employees) or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to Parent or any other Person resulting from any such act, default, neglect or misconduct absent willful misconduct, bad faith or gross negligence (each of which must be determined by a final, non-appealable judgment of a court of competent jurisdiction).

Section 3.3  Resignation And Removal; Appointment of Successor.

(a) The Rights Agent may resign from its duties at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If at any time the Rights Agent shall become incapable of acting, any Holder of a CVR may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Rights Agent and the appointment of a successor Rights Agent.

(c) If the Rights Agent shall resign, be removed or become incapable of acting, Parent, by a Board Resolution, shall promptly appoint a qualified successor Rights Agent who may (but need not) be a Holder but shall not be an officer of Parent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with this Section 3.3(c), become the successor Rights Agent. The retiring Rights Agent shall deliver all relevant books and records to the successor Rights Agent.

(d) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail, postage prepaid, to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent.

Section 3.4  Acceptance of Appointment By Successor.

Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; but, on request of Parent or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

OTHER COVENANTS

Section 4.1  List of Holders.

Parent shall furnish or cause to be furnished to the Rights Agent in such form as Rights Agent may reasonably require, the names and addresses of the Holders within five (5) Business Days after the Effective Time.

Section 4.2  Information Requests.

After receipt by the Holders of a CVR Payment Certificate or a Non-Achievement Certificate, Parent shall promptly furnish (and in no event later than five (5) Business Days after receipt of a request) to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent or the 20% Holders may reasonably request in connection with the determination of whether a Milestone Achievement Event or CVR Payment Event has occurred; provided, however, that the Holders, in the aggregate, shall only be entitled to one (1) such request per Milestone Achievement Event; provided, further, that such Holders shall be entitled to make an additional request to address any questions directly relating to Parent’s response to a previous request. The Rights Agent shall forward any information and documentation it receives to the Holders who request such information within five (5) Business Days of receipt.

Section 4.3  Annual Reporting.

(a) If a Milestone Achievement Event has not occurred on or prior to each anniversary date of the Effective Time during the CVR Achievement Period, then, within five (5) Business Days after such date, Parent shall deliver to the Rights Agent an Officer’s Certificate stating that a Milestone Achievement Event did not occur during such period (the “Non-Achievement Certificate”). The Rights Agent shall promptly (and in no event later than five (5) Business Days after receipt thereof) send each Holder a copy of such Non-Achievement Certificate at the address as reflected in the CVR Register as of the date the Rights Agent received such Non-Achievement Certificate.

(b) Upon demand by the 20% Holders received by the Rights Agent within forty-five (45) calendar days after distribution by the Rights Agent of a Non-Achievement Certificate (the “Objection Period”), the Rights Agent shall deliver a written notice to the Parent, which shall be prepared by such Holder or Holders (the “Written Notice”), (i) specifying that such Holder or Holders object to the determination of Parent that a Milestone Achievement Event did not occur and (ii) stating the reason upon which such Holder or Holders have determined that a Milestone Achievement Event has occurred on or prior to the CVR Achievement Period (a “Notice of Objection”). Notwithstanding anything to the contrary herein, the Rights Agent shall have no duty or obligation to accept or deliver any Written Notice unless the Holders have provided such evidence of their 20% ownership in the aggregate of the outstanding CVRs as the Rights Agent shall reasonably request. Any dispute between the Parent and the 20% Holders arising from a Notice of Objection shall be resolved in accordance with the procedure set forth in Section 7.10, which decision shall be binding on the parties hereto and the Holders (including the Holders not participating therein).

Section 4.4  Commercially Reasonable Efforts.

Unless this Agreement and the CVRs shall have been terminated as provided herein, from and after the date hereof, Parent shall use commercially reasonable efforts consistent with pharmaceutical industry practice relating to products in a similar stage of marketing, development and approval and with similar economic potential, and considering the regulatory, legal, business, commercial and other facts and circumstances presented to Parent from and after the date hereof, to (i) achieve, as soon as practicable, all Milestone Achievement Events, (ii) cause thereafter the payment of the related Milestone Payments and (iii) disburse the corresponding Applicable Payments.

Section 4.5  Ability To Make Prompt Payment.

Neither Parent nor any of its Subsidiaries shall enter into any agreement that would restrict Parent’s right to be able to promptly disburse the Applicable Payments under this Agreement or otherwise restrict Parent’s ability to fund such payments.

ARTICLE V

AMENDMENTS

Section 5.1  Amendments Without Consent of Holders.

(a) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) subject to Section 6.1, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein; or

(ii) to evidence the termination of the CVR Registrar and the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein; provided that such succession and assumption is in accordance with the terms of this Agreement.

(b) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein, provided that such succession and assumption is in accordance with the terms of this Agreement;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as the Board of Directors and the Rights Agent shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided that such provisions shall not adversely affect the interests of the Holders; or

(v) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement unless such addition, elimination or change is adverse to the interests of the Holders.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.2  Amendments With Consent of Holders.

(a) Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Holders of not less than a majority of the outstanding CVRs, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail a notice thereof by first class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment.

Section 5.3  Execution of Amendments.

Prior to executing any amendment permitted by this Article V, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an Officer’s Certificate and an opinion of counsel stating that the execution of such amendment is authorized or permitted by this Agreement. Notwithstanding anything herein to the contrary, the Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants, obligations, immunities or duties under this Agreement or otherwise.

Section 5.4  Effect of Amendments.

Upon the execution of any amendment under this Article V, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

ARTICLE VI

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1  Parent May Not Consolidate, Etc.

(a) Parent shall not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

(i) the Person formed by such consolidation or into which Parent is merged or the Person that acquires by conveyance or transfer, or that leases, the properties and assets of Parent substantially as an entirety (the “Surviving Person”) shall expressly assume payment of amounts on all the CVRs and the performance of every duty and covenant of this Agreement on the part of Parent to be performed or observed; and

(ii) Parent has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article VI and that all conditions precedent herein have been satisfied.

(b) For purposes of this Section 6.1, “convey, transfer or lease its properties and assets substantially as an entirety” shall mean (i) properties and assets contributing in the aggregate at least sixty-five percent (65%) of Parent’s total consolidated revenues as reported in Parent’s last available periodic financial report (quarterly or annual, as the case may be) or (ii) properties or assets compromising a all or substantially all of the Company’s product candidates related to the Milestone Events, namely SBR-087 and TRU-016.

Section 6.2  Successor Substituted.

Upon any consolidation of or merger by Parent with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, Parent under this Agreement with the same effect as if the Surviving Person had been named as Parent herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CVRs.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1  Notices To Rights Agent And Parent.

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (and duly received): (a) at the time of personal delivery; (b) one (1) Business Day after sent by fax (providing proof of transmission and confirmation of transmission by telephonic notice to the applicable contact person) to the fax numbers below (or to such other fax number for a party as shall be specified by like notice); or (c) one (1) Business Day after deposit with an overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Rights Agent, to

Mellon Investor Services LLC
520 Pike Street, Suite 1220
Seattle, WA 98101
Attn: Thomas L. Cooper
Facsimile: 206-674-3059

with a copy to:

Mellon Investor Services LLC
Newport Office Center VII,
480 Washington Blvd.,
Jersey City, NJ 07310
Attention: General Counsel

if to the Parent, to

Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, MD 20850
Attn: General Counsel
Facsimile: 301-795-1899

with a copy to:

Bingham McCutchen LLP
2020 K Street NW
Washington, D.C., 20006
Attention: Carl A. Valenstein
Facsimile: 202-373-6448

Section 7.2  Notice To Holders.

Where this Agreement provides for notice to Holders, such notice shall be deemed given four (4) Business Days after deposit in the United States mail by first class mail, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

Section 7.3  Interpretations.

When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The headings are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereby” refer to this Agreement.

Section 7.4  Successors and Assigns.

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. All covenants and agreements in this Agreement by Parent shall bind its successors and assigns, whether so expressed or not.

Section 7.5  Governing Law.

THIS AGREEMENT AND THE CVRS SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE; PROVIDED, HOWEVER, THAT ALL PROVISIONS REGARDING THE RIGHTS, DUTIES, RESPONSIBILITIES AND OBLIGATIONS OF THE RIGHTS AGENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

Section 7.6  Severability Clause.

In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein; provided, however, that if such modified provision shall affect the rights, immunities, duties or obligations or the Rights Agent, the Rights Agent shall be entitled to resign immediately. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the court or other tribunal making such determination is authorized and instructed to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions and agreements contemplated herein are consummated as originally contemplated to the fullest extent possible.

Section 7.7  Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Any facsimile copy or electronic mail copy message in “pdf” or similar format of an executed counterpart of this Agreement will be deemed to be an executed original thereof.

Section 7.8  Termination.

This Agreement shall be terminated and of no force or effect, and the parties hereto shall have no liability hereunder, upon the expiration of the CVR Achievement Period; provided however that the parties’ rights and obligations hereunder with respect to any Milestone Achievement Event or any dispute related thereto (including, without limitation, the resolution of any Notice of Objection) that occurs during the CVR Achievement Period shall continue until such time as is necessary to deliver any CVR Payment Amount payable in connection with, or to resolve a dispute related to, such Milestone Achievement Event under the terms of this Agreement.

Section 7.9  Entire Agreement; No Third-Party Beneficiaries.

As it relates to the Rights Agent, this Agreement represents the entire understanding of the parties hereto with reference to the subject matter of this Agreement and this Agreement supersedes any and all other oral or written agreements made with respect to the subject matter of this Agreement. As it relates to all other parties hereto, this Agreement (including the documents and instruments referred to herein and the Annexes and Schedules attached hereto) and the Merger Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling. Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and assigns.

Section 7.10  Negotiation; Consent to Jurisdiction; Venue; Waiver of Trial by Jury.

(a) Parent and the 20% Holders shall negotiate in good faith for a period of thirty (30) days to resolve any controversy or claim arising out of or relating to this Agreement, or the breach thereof.

(b) After expiration of the thirty (30) day period contemplated by Section 7.10(a), if the underlying controversy or claim has not been resolved, then, the Parent or the 20% Holders (each a “Litigation Party”) may commence litigation, but only in a federal or state court of competent jurisdiction in Delaware. No Holder shall commence any litigation to resolve any controversy or claim arising out of or relating to this Agreement, or breach thereof, unless approved by the 20% Holders. The losing Litigation Party in such litigation will pay all the prevailing Litigation Party’s attorneys’ fees, court costs, and other expenses related to that litigation, and in the event of a dispute brought by or on behalf of the 20% Holders in which Parent is the prevailing Litigation Party, Parent shall be entitled to offset such amounts owed to Parent against the Applicable Payments, if any.

(c) Each of the Litigation Parties irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any Action arising out of or relating to this Agreement, and each of the Litigation Parties irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Delaware state or federal court sitting in the State of Delaware. Each of the Litigation Parties agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(d) Each of the Litigation Parties irrevocably consents to the service of any summons and complaint and any other process in any other action relating to this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such Litigation Party. Nothing in this Section 7.10(d) shall affect the right of any Litigation Party to serve legal process in any other manner permitted by Law.

(e) EACH LITIGATION PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH LITIGATION PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH LITIGATION PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH LITIGATION PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER LITIGATION PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER LITIGATION PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH LITIGATION PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH LITIGATION PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH LITIGATION PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.10(E).

(f) Consent to Representation by Fenwick & West LLP.  In the event of any dispute following the Effective Time between Parent, on the one hand, and the Holders, on the other hand, Parent hereby consents to the representation by Fenwick & West LLP of any of the Holders notwithstanding the prior representation of the Company by Fenwick & West LLP.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  USA Patriot Act

Parent acknowledges that the Rights Agent is subject to the customer identification program (“Customer Identification Program”) requirements under the USA PATRIOT Act and its implementing regulations, and that the Rights Agent must obtain, verify and record information that allows the Rights Agent to identify the Parent. Accordingly, prior to accepting an appointment hereunder, the Rights Agent may request information from the Parent that will help the Rights Agent to identify the Parent, including without limitation the Parent’s physical address, tax identification number, organizational documents, certificate of good standing, license to do business, or any other information that the Parent deems necessary. The Parent agrees that the Rights Agent cannot accept an appointment hereunder unless and until the Rights Agent verifies the Parent’s identity in accordance with the Customer Identification Program requirements.

Section 8.2  Incentive Compensation Program

The Bank of New York Mellon Corporation (“BNYM”) has adopted an incentive compensation program designed (i) to facilitate clients gaining access to and being provided with explanations about the full range of products and services offered by BNYM and its subsidiaries and (ii) to expand and develop client relationships. This program may lead to the payment of referral fees and/or bonuses to employees of BNYM or its subsidiaries who may have been involved in a referral that resulted in the execution of this Agreement, obtaining of products or services covered by this Agreement or which may be ancillary or supplemental to such products or services. And such referral fees or bonuses are funded solely out of fees and commissions paid under this Agreement or with respect to such ancillary or supplemental products or services.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

EMERGENT BIOSOLUTIONS INC.

By:	/s/ Fuad El-Hibri
Name:      Fuad El-Hibri

Title:	Chairman & CEO

TRUBION PHARMACEUTICALS, INC.

By:	/s/ Steven Gillis
Name:      Steven Gillis, Ph.D.

Title:	Executive Chairman and Acting President

MELLON INVESTOR SERVICES LLC

By:	/s/ Thomas L. Cooper
Name:      Thomas L. Cooper

Title:	Vice President

Annex A

CVR Payment Event	Applicable Payment

Milestone Events under the Wyeth Agreement
Initiation of dosing in the first Phase III Clinical Study for the first Major Indication (CD 20 Products)	$6,250,000
Initiation of dosing in the first Phase III Clinical Study for the second Major Indication (CD 20 Products)	$5,000,000
Initiation of dosing in the first Phase II Clinical Study for a product candidate directed towards a non-CD 20 target)	$750,000
Pfizer/Wyeth subtotal	$12,000,000
Milestone Events under the Facet Agreement
Initiation of the first Phase II Clinical Study (includes transition to Phase II portion of a Phase I/II Clinical Study)	$1,747,904.38
Initiation of the first Phase III Clinical Study in an oncology indication (includes transition to the pivotal phase of a Phase II/III Clinical Study)	$15,000,000
Achievement Event under the Facet Agreement
Release TRU-016*	$10,000,000
Abbott/Facet subtotal	$26,747,904.38

*	Release of TRU-016 manufactured pursuant to the Facet Agreement for use in clinical studies, with such milestone to be paid no earlier than November 30, 2011 provided TRU -016 remains under Co-Development at November 30, 2011 (other than because of Company’s successor or assignee exercised or was deemed to have exercised its Opt-Out Option). In the event that either the Joint Development or Joint Steering Committee governing the TRU-016 collaboration elect to delay product manufacture, or in the event such manufacture is delayed for any reason, so long as TRU-016 remains under Co-Development on November 30, 2011 (other than because of Company’s successor or assignee exercised or was deemed to have exercised its Opt-Out Option) such milestone payment shall be paid on December 1, 2011.

Schedule 1

BNY MELLON SHAREOWNER SERVICES

Schedule of Fees
As CVR Rights Agent

Annual Administration Fee	$5,000.00
• Up to 1,000 CVR Holder Accounts
• No Dividend Distributions
• Review of Emergent’s Authorization, per transfer
Receipt & Set-Up of Distribution File, per file	$1,500.00
Additional Services, if applicable
• Exercising of Rights	By Appraisal
• Rights Redemption Payment	By Appraisal
• Legal Out-of-Pocket Expense
• Agreement Review	$2,000.00
• Amendment Review	$900.00

ANNEX C

FORM OF SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is dated as of August 12, 2010, by and between Emergent BioSolutions Inc., a Delaware corporation (“Parent”), and the undersigned stockholder (“Stockholder”) of Trubion Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, 35406 LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent (the “LLC”), 30333 Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (“Merger Sub”), and the Company, have entered into an Agreement and Plan of Merger dated as of August 12, 2010 (the “Merger Agreement”), pursuant to which the Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving the Merger as an indirect subsidiary of Parent, and then merging with and into the LLC with the LLC being the surviving entity of the LLC Merger;

WHEREAS, as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that Stockholder agree, and Stockholder desires to agree (i) to vote, or cause to be voted, in person or by proxy all of the shares owned by Stockholder and subject to this Agreement as set forth in Column C of Annex A (the ‘‘Subject Shares”), in favor of (a) approval of the Merger and the other transactions contemplated by the Merger Agreement and the other agreements related thereto (the ‘‘Related Agreements”), and (b) any other matter that is required by applicable law or by any Governmental Entity to be approved by stockholders of the Company to consummate the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements, and against any Competing Transaction; (ii) to grant Parent a proxy to vote the Subject Shares on behalf and in the name of Stockholder; and (iii) to take the other actions, or to refrain from taking certain enumerated actions, each as further described herein;

WHEREAS, Stockholder desires to express his support for the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements; and

WHERAS, Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Agreement to Vote; Non-Solicit; Irrevocable Proxy.

1.1. Agreement to Vote.  Subject to Section 1.4 below, Stockholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company (including, but not limited to, the special meeting of the Company’s stockholders to consider and vote upon the adoption and approval of the Merger Agreement and the Related Agreements and the transactions contemplated thereby (the “Special Meeting”)), however called, or any adjournment or postponement thereof, and in response to any request for any written consent of the stockholders of the Company, Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of the Subject Shares (a) in favor of (i) approval of the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements, and approval of any other matter that is required by applicable law or by any Governmental Entity to be approved by the stockholders of the Company to consummate the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements; and (b) against (i) any other Competing Transaction, and (ii) any other action that could reasonably be expected to (A) impede, interfere with, delay, postpone or attempt to discourage or have the effect of discouraging the consummation of the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements, (B) constitute or result in a breach of any of the representations, warranties covenants, or other obligations or agreements of the Company under the Merger Agreement that would reasonably be expected to have a material adverse effect on the Company or (C) impair or adversely affect the ability of the Company to consummate the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements.

1.2. Non-Solicit.  Stockholder hereby agrees that, during the time this Agreement is in effect neither Stockholder nor any of Stockholder’s controlled affiliates or representatives (other than any such affiliate or representative who is a director of the Company) shall (a) solicit, initiate or intentionally encourage (including by way of providing information) the submission of any Competing Transaction or (ii) participate in any discussions or negotiations regarding, or take any other action to knowingly facilitate, induce or encourage the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (b) approve or recommend, or publicly propose to resolve to approve or recommend, a Competing Transaction, (c) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to a Competing Transaction, (d) enter into any agreement requiring the Stockholder to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement and the Related Agreements or (e) propose or agree to do any of the foregoing.

1.3. Irrevocable Proxy.  Solely with respect to the matters described in Section 1.1, and subject to Section 1.4 below, if Stockholder has not taken a Qualifying Action (as defined below) on or prior to the fifth (5th) Business Day prior to the Special Meeting (including any adjournments or postponements thereof) or any other meeting, date or event upon which stockholders of the Company will be asked to vote with respect to the matters described in Section 1.1 (such meeting, date or event, the “Voting Event”), Stockholder hereby irrevocably (to the fullest extent permitted by law and subject to the termination of this Agreement as set forth in Section 1.4) appoints Parent as its proxy with full power of substitution (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of all applicable provisions of the Delaware General Corporation Law) to vote in its discretion all Subject Shares owned by Stockholder beneficially and of record solely on the matters described in Section 1.1 effective from and after the third (3rd) Business Day prior to the Voting Event and until the date of the applicable Voting Event. Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. “Qualifying Action” means either (a) the delivery by Stockholder or the Company to Parent of a copy of such Stockholder’s duly executed and valid proxy (and any amendment of such proxy) with respect to the Special Meeting or other Voting Event, provided the votes reflected in such proxy or amendment thereof are consistent with Stockholder’s voting obligations under this Agreement with respect to the matter(s) in question or (b) the delivery by Stockholder to Parent of a written certificate signed by Stockholder certifying that Stockholder shall attend the Special Meeting or other Voting Event in person (if a meeting of stockholders) and vote the Subject Shares in accordance with Section 1.1 hereof, provided that in the event that a Qualifying Action is subsequently rescinded, revoked or modified in any manner inconsistent with the requirements of Section 1.1, or if Stockholder does not attend and vote as required hereunder at any Voting Event, Stockholder shall be deemed to have affirmed as of the time of the Voting Event the proxy with respect to the Subject Shares granted in this Section (notwithstanding any other action taken since the date hereof) and Parent (or its designee) shall be entitled to the proxy and vote the Subject Shares in its discretion at or in connection with the applicable Voting Event.

1.4. Termination of Obligations and Covenants of Stockholder and Proxy.  The obligations and covenants of the Stockholder pursuant to this agreement and the proxy granted to Parent herein with respect to the Subject Shares automatically shall terminate and be of no further force or effect from and after any termination of the Merger Agreement pursuant to the terms thereof.

2. Representations and Warranties of Stockholders.  Stockholder hereby represents and warrants to Parent as follows:

2.1. Power; Due Authorization; Binding Agreement.  Stockholder has full power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

2.2. Ownership of Shares.  All Subject Shares (a) are, and will be as of the date of the Stockholders Meeting or any other applicable Voting Event, held free and clear of all liens and encumbrances, and (b) will not be subject to any proxies (other than pursuant to this Agreement) as of the date of the Special Meeting or any other applicable Voting Event. As of the date hereof, Stockholder has, and as of the date of the Special Meeting or other Voting Event will have (except as otherwise permitted or required by this Agreement), sole voting power and sole dispositive power with respect to all of the Subject Shares.

2.3. No Conflicts.  The execution and delivery of this Agreement by Stockholder does not, and the performance of the terms of this Agreement by Stockholder will not, (a) require Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity, (b) require the consent or approval of any other Person pursuant to any agreement, obligation or instrument binding on Stockholder or his properties and assets, (c) conflict with or violate any organizational document or any law applicable to Stockholder or pursuant to which any of his properties or assets are bound or (d) violate any other agreement to which Stockholder or any of his affiliates is a party including any voting agreement, stockholders agreement, irrevocable proxy or voting trust, except for any consent, approval, filing or notification which has been obtained as of the date hereof or the failure of which to obtain, make or give would not, or any conflict or violation which would not, impair in any material respect Stockholder’s ability to perform his obligations under this Agreement or in any event impair Stockholder’s ability to perform his obligations under Section 1.1 hereof. Except for this Agreement, the Subject Shares are not, with respect to the voting or transfer thereof, subject to any other agreement or third party rights, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

2.4. Acknowledgment.  Stockholder understands and acknowledges that Parent entered into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3. Certain Covenants of Stockholder.  Stockholder hereby covenants and agrees with Parent as follows:

3.1. Restriction on Transfer, Proxies and Non-Interference.  Stockholder hereby agrees, while this Agreement is in effect, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding other than this Agreement with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Subject Shares, (b) grant any proxies or powers of attorney, deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to any Subject Shares (or attempt or purport to revoke or supersede the proxy granted to Parent hereunder), (c) take any action that reasonably could cause any representation or warranty of Stockholder contained herein to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s covenants or other obligations under this Agreement or (d) commit or agree to take any of the foregoing actions. Any transfer of any Subject Shares in violation of this provision shall be null and void. If any involuntary transfer of any of the Subject Shares shall occur (including a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the earlier of (i) the date on which such restrictions, liabilities and rights terminate pursuant to this Agreement and (ii) a valid termination of this Agreement.

3.2. No Limitations on Actions.  Stockholder signs this Agreement solely in his capacity as the record and/or beneficial owner, as applicable, of the Subject Shares; nothing herein shall limit or affect the Company’s rights available at law or in equity in connection with the Merger Agreement.

3.3. Further Assurances.  From time to time, at the request of Parent and without further consideration, Stockholder shall execute and deliver such additional documents and instruments and take all such further action as may be reasonably requested by Parent to effectuate or evidence the purpose and intent of this Agreement.

4. Miscellaneous.

4.1. Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

4.2. Amendments.  This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

4.3. Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to Stockholder to:

See Annex A

with a copy (which shall not constitute notice) to:

Fenwick & West LLP (Seattle)
1191 Second Avenue, 10th Floor
Seattle, WA 98101
Attention: Alan C. Smith, Esq.
Facsimile: 206.389.4511

If to Parent to:

Emergent BioSolutions Inc.
2273 Research Boulevard, Suite 400
Rockville, MD 20850
Attention: General Counsel
Facsimile: 301.795.1899

with a copy (which shall not constitute notice) to:

Bingham McCutchen LLP
2020 K Street, NW
Washington, DC 20006
Attention: Carl A. Valenstein, Esq.
Facsimile: 202.373.6448

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

4.4. Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD CAUSE THE APPLICATION OF LAWS OF ANY JURISDICTION OTHER THAN THOSE OF THE STATE OF DELAWARE.

4.5. Consent to Jurisdiction; Venue.  Each of the Litigation Parties irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any Action arising out of or relating to this Agreement, and each of the Litigation Parties irrevocably agrees that all claims in respect to such Action may be heard and determined exclusively in any Delaware state or federal court sitting in the State of Delaware. Each of the Litigation Parties agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

4.6. Waiver of Trial by Jury.  EACH LITIGATION PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH LITIGATION PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH LITIGATION PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH LITIGATION PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER LITIGATION PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER LITIGATION PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH LITIGATION PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH LITIGATION PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH LITIGATION PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.6.

4.7. Remedies.  The parties agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they may be entitled under any applicable law or in equity.

4.8. Counterparts.  This Agreement may be executed by facsimile or PDF signature and in two (2) or more counterparts, each of which shall be deemed to be an original, but all of which when taken together shall constitute one and the same Agreement.

4.9. Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

4.10. Interpretation.  When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa.

4.9 Savings Clause.  Notwithstanding anything to the contrary contained herein, in the event that the number of Subject Shares, when aggregated with the number of shares subject to other support agreements, by and between Parent and other holders of the voting stock of the Company (collectively, the “Other Support Agreements”) would exceed 35% of the voting power of the then-outstanding shares of capital stock of the Company, this Agreement shall be deemed to apply only to the maximum number of shares subject hereto as would not result in the total shares with voting power subject to this Agreement and the Other Support Agreements exceeding such 35% maximum amount, with any resulting adjustment in the amount of shares subject to this Agreement and the Other Support Agreements to be allocated pro rata among such agreements based on the relative number of shares subject to such agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the date first above written.

“Parent”
“Stockholder”

Emergent BioSolutions Inc.	ARCH Venture Fund V, L.P.
	By:	ARCH Venture Partners V, L.P. Its: General Partner

By: Name: Its:	By:	ARCH Venture Partners V, L.L.C. Its: General Partner

By:
Name:

Its:	Managing Director

ARCH V Entrepreneurs Fund V, L.P.

By:	ARCH Venture Partners V, L.P.

Its:	General Partner

By:	ARCH Venture Partners V, L.L.C.
Its: General Partner

By:
Name:
Its: Managing Director

Healthcare Focus Fund, L.P.

By:	ARCH Venture Partners V, L.P.
Its: General Partner

By:	ARCH Venture Partners V, L.L.C.
Its: General Partner

By:
Name:
Its: Managing Director

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the date first above written.

“Parent”		“Stockholder”
Emergent BioSolutions Inc.	Frazier Affiliates IV, L.P.
	By:	FHM IV, LP Its general partner

By:
Name: Its:	By:	FHM IV, LLC Its general partner

By:
Name: Tom Hodge
Its:

Frazier Healthcare III, L.P.

By:	FHM III, LLC
Its

By:
Name: Tom Hodge
Its:

Frazier Affiliates III, L.P.

By:	FHM III, LLC
Its

By:
Name: Tom Hodge
Its:

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the date first above written.

“Parent”	“Stockholder”

Emergent BioSolutions Inc.	Venrock Partners, L.P.
	By:	Venrock Partners Management LLC,
Its: General Partner
By: Name: Its:

Venrock Associates IV, L.P.

By:	Venrock Management IV, LLC,
Its: General Partner

Venrock Entrepreneurs Fund IV, L.P.

By:	VEF Management IV, LLC,
Its: General Partner

By:
Name: David L. Stepp
Its: Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the date first above written.

“Parent”	“Stockholder”

Emergent BioSolutions Inc.	Prospect Venture Partners II, L.P.
	By:	Prospect Management Co. II, LLC General Partner
By: Name: Its:

By:
Name: David Markland
Its: Attorney-In-Fact

Prospect Associates II, L.P.

By:	Prospect Management Co. II, LLC
General Partner

By:
Name: David Markland
Its: Attorney-In-Fact

Annex A

		C
A	B	Shares Subject to
Stockholder	Shares Owned	this Agreement

ARCH Venture Fund V, L.P.	2,209,741	1,900,377
ARCH V Entrepreneurs Fund, L.P.	14,503	12,473
Healthcare Focus Fund, L.P.	132,802	114,210
TOTAL	2,357,046	2,027,060

Notice to:

ARCH Venture Partners
8725 W. Higgins Road, Suite 290
Chicago, IL 60631
Attn: Mark McDonnell
Facsimile: (773) 380-6606

Annex A

		C
A	B	Shares Subject to
Stockholder	Shares Owned	this Agreement

Frazier Healthcare IV, LP	1,632,687	1,404,111
Frazier Affiliates IV, LP	8,291	7,130
Frazier Healthcare III, LP	592,505	509,554
Frazier Affiliates III, LP	4,457	3,833
TOTAL	2,237,940	1,924,628

Notice to:

Frazier Healthcare
601 Union Street, Suite 3300
Two Union Square
Seattle, WA 98101
Attn: Patrick Heron
Facsimile: (206) 621-1848

Annex A

		C
A	B	Shares Subject to
Stockholder	Shares Owned	this Agreement

Venrock Associates IV, L.P.	1,512,111	1,300,415
Venrock Partners, L.P.	308,367	265,196
Venrock Entrepreneurs Fund IV, L.P.	37,154	31,953
TOTAL	1,857,632	1,597,564

Notice to:

Venrock
3340 Hillview Avenue
Palo Alto, CA 94304
Attn: David Stepp
Facsimile: (650) 561-9180

Annex A

		C
A	B	Shares Subject to
Stockholder	Shares Owned	this Agreement

Prospect Venture Partners II, LP	1,829,765	1,573,598
Prospect Associates II, LP	27,866	23,965
TOTAL	1,857,631	1,597,563

Notice to:

Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, CA 94301
Attn: Dave Markland
Facsimile: (650) 324-8838

ANNEX D

FORM OF LOCK-UP AGREEMENT

August 12, 2010

Emergent BioSolutions Inc.
2273 Research Boulevard
Suite 400
Rockville, MD

Re: Emergent BioSolutions Inc. — Lock-Up Agreement (this “Letter Agreement”)

Ladies and Gentlemen:

The undersigned understands that Emergent BioSolutions Inc., a Delaware corporation (“Parent”), 35406 LLC, a Delaware limited liability company and wholly owned direct subsidiary of Parent (the “LLC”), 30333 Inc., a Delaware corporation and wholly owned indirect subsidiary of Parent (“Merger Sub”), and Trubion Pharmaceuticals, Inc., a Delaware corporation (the ‘‘Company”), have entered into an Agreement and Plan of Merger dated as of August 12, 2010 (the “Merger Agreement”), pursuant to which the Merger Sub will merge (the “Merger”) with and into the Company, with the Company surviving the Merger as an indirect subsidiary of Parent, and then merging with and into the LLC with the LLC being the surviving entity of the LLC Merger. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement. In connection with the Merger, Parent will issue to the security holders of the Company, including the undersigned, the Stock Merger Consideration.

To induce Parent to consummate the Merger and to issue the Stock Merger Consideration, the undersigned hereby agrees that, without the prior written consent of Parent, it will not for a period of ninety (90) days from the Effective Time (the “Lock-Up Period”) (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the Stock Merger Consideration or any securities convertible into or exercisable or exchangeable for the Stock Merger Consideration or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Stock Merger Consideration, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Stock Merger Consideration, such other securities, in cash or otherwise. Following the expiration of the Lock-Up Period, the undersigned agrees that the foregoing restrictions will continue to apply to the Stock Merger Consideration except that (a) for a period of ninety (90) days after the expiration of the Lock-Up Period, the undersigned may take any such action referred to in clause (1) or (2) above in respect of up to twenty-five percent (25%) of the Stock Merger Consideration received by the undersigned at the Effective Time, (b) for a period of one hundred eighty (180) days after the expiration of the Lock-Up Period, the undersigned may take any such action referred to in clause (1) or (2) above in respect of up to fifty percent (50%) of the Stock Merger Consideration received by the undersigned at the Effective Time, (c) for a period of two-hundred seventy (270) days after the expiration of the Lock-Up Period, the undersigned may take any such action referred to in clause (1) or (2) above in respect of up to seventy-five percent (75%) of the Stock Merger Consideration received by the undersigned at the Effective Time and (d) after a period of three hundred sixty (360) days after the expiration of the Lock-Up Period, the restrictions imposed by this Letter Agreement shall no longer apply. Notwithstanding the foregoing, (A) if a Parent Acceleration Event occurs prior to the date that is one hundred eight (180) days after the Effective Time (such date, the “Six Month Anniversary”), the restrictions set forth in clauses (1) and (2) above will continue to apply to the Stock Merger Consideration except that (y) for a period of one hundred eighty (180) days after the Effective Time, the undersigned may take any such action referred to in clauses (1) and (2) above in respect of up to fifty percent (50%) of the Stock Merger Consideration received by the undersigned at the Effective Time and (z) after the Six Month Anniversary, the restrictions imposed by this Letter Agreement shall no longer apply, and (B) if a Parent Acceleration Event occurs after the Six Month Anniversary, the restrictions imposed by this Letter Agreement shall lapse immediately upon the occurrence of such Parent Acceleration Event. “Parent Acceleration Event” shall be deemed to have occurred if, at any time during the applicable period, both (1) the closing sale price per share for shares of Parent Common Stock (as defined in the Merger Agreement) on the New York Stock Exchange for any 20 trading days (which need not be consecutive) during a consecutive 30 calendar day period shall exceed 120% of the Parent Average Stock Price (as defined in the Merger Agreement) and (2) Parent shall issue any shares of Parent Common Stock (as defined in the Merger Agreement) in connection with any financing transaction, including any private placement or public offering.

The restrictions imposed by this Letter Agreement shall not apply to the transfer or disposition of the Stock Merger Consideration (1) as a bona fide gift, (2) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value, (3) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value, (4) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned, (5) as a distribution to partners, members or stockholders of the undersigned in a transaction not involving a disposition for value or (6) to any affiliate of the undersigned or any investment fund or other entity controlled or managed by the undersigned in a transaction not involving a disposition for value; provided that, in each case, the transferee, distributee or donee agrees in writing to be bound by the terms of this Letter Agreement to the same extent as if a party hereto. For purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Additionally, any discretionary waiver or termination of the restrictions set forth in this Letter Agreement by Parent shall apply pro rata to all Company Stockholders subject to substantially similar letter agreements entered into in connection with the Merger, based on the number of shares subject to such agreements.

In furtherance of the foregoing, the Parent, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that the Parent is relying upon this Letter Agreement in entering into and consummating the Merger. The undersigned further understands that this Letter Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

Very truly yours,

ARCH Venture Fund V, L.P.

By:	ARCH Venture Partners V, L.P.
Its: General Partner

By:	ARCH Venture Partners V, L.L.C.
Its: General Partner

By:
Name:
Its: Managing Director

ARCH V Entrepreneurs Fund V, L.P.

By:	ARCH Venture Partners V, L.P.
Its: General Partner

By:	ARCH Venture Partners V, L.L.C.
Its: General Partner

By:
Name:
Its: Managing Director

Healthcare Focus Fund, L.P.

By:	ARCH Venture Partners V, L.P.
Its: General Partner

By:	ARCH Venture Partners V, L.L.C.
Its: General Partner

By:
Name:
Its: Managing Director

[Signature Page to Lock-Up Letter]

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

Very truly yours,

Frazier Healthcare IV, L.P.

By:	FHM IV, LP Its general partner

By: FHM IV, LLC
Its general partner

By:
Name: Tom Hodge
Its:

Frazier Affiliates IV, L.P.

By:	FHM IV, LP
Its general partner

By:	FHM IV, LLC
Its general partner

By:
Name: Tom Hodge
Its:

Frazier Healthcare III, L.P.

By:	FHM III, LLC
Its

By:
Name: Tom Hodge
Its:

Frazier Affiliates III, L.P.

By:	FHM III, LLC
Its

By:
Name: Tom Hodge
Its:

[Signature Page to Lock-Up Letter]

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

Very truly yours,

Venrock Partners, L.P.

By:	Venrock Partners Management LLC,
Its: General Partner

Venrock Associates IV, L.P.

By:	Venrock Management IV, LLC,
Its: General Partner

Venrock Entrepreneurs Fund IV, L.P.

By:	VEF Management IV, LLC,
Its: General Partner

By:
Name: David L. Stepp
Its: Authorized Signatory

[Signature Page to Lock-Up Letter]

This Letter Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof.

Very truly yours,

Prospect Venture Partners II, L.P.

By:	Prospect Management Co. II, LLC
General Partner

By:
Name: David Markland
Its: Attorney-In-Fact

Prospect Associates II, L.P.

By:	Prospect Management Co. II, LLC
General Partner

By:
Name: David Markland
Its: Attorney-In-Fact

[Signature Page to Lock-Up Letter]

ANNEX E

OPINION OF MTS SECURITIES, LLC

August 12th, 2010

Board of Directors
Trubion Pharmaceuticals, Inc.
2401 4th Ave. Suite 1050
Seattle, WA 98121

Members of the Board of Directors:

We understand that Trubion Pharmaceuticals, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, expected to be dated as of August 12, 2010 (the “Merger Agreement”), among Emergent BioSolutions Inc. (“Parent”), 35406 LLC, a wholly owned direct subsidiary of Parent, 30333 Inc., a wholly owned indirect subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things Merger Sub would be merged with and into the Company (the “Merger”), and the separate corporate existence of Merger Sub would cease. Pursuant to the Merger Agreement and by virtue of the Merger, each share of common stock, par value $0.001 per share (the “Common Shares”), of the Company issued and outstanding immediately prior to the effective time of the Merger (other than Appraisal Shares (as defined in the Merger Agreement) and Common Shares owned by the Company as treasury stock or otherwise and Common Shares owned by Parent and Merger Sub) would be converted, into the right to receive (A) a cash payment equal to $1.365 (such amount, the “Cash Merger Consideration”), (B) 0.1641 of a share of validly issued, fully paid and nonassessable common stock, par value $0.001 per share (the “Parent Common Stock”) of Parent (the “Stock Merger Consideration), and (C) one contingent value right (a “CVR”) to be issued by Parent pursuant to the CVR Agreement (as defined in the Merger Agreement). As further described in the CVR Agreement, each CVR will entitle the holder thereof to receive future cash payments contingent upon the occurrence of certain events on the terms and subject to the conditions set forth in the CVR Agreement. The Cash Merger Consideration, the Stock Merger Consideration and the CVRs are collectively referred to as the “Merger Consideration”. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

For U.S. federal income tax purposes, the Integrated Merger (as defined in the Merger Agreement) is intended to be part of an integrated plan and is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Shares (other than Parent, Merger Sub and their affiliates) of the Merger Consideration to be received by such holders pursuant to the Merger Agreement.

In the course of performing our review and analyses for rendering the opinion set forth below, we have:

(i) reviewed a draft copy of the Merger Agreement dated August 11, 2010 (the “Draft Merger Agreement”);

(ii) reviewed annual reports to stockholders and Annual Reports on Form 10-K of each of the Company and Parent for the year ended December 31, 2009;

(iii) reviewed the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2010 and the Quarterly Report on Form 10-Q of Parent for the quarter ended June 30, 2010;

(iv) reviewed the Current Reports on Form 8-K of each of the Company and Parent for the period from January 1, 2010 through August 10, 2010;

(v) reviewed certain financial projections concerning the Company prepared by the Company’s management;

(vi) reviewed certain financial projections concerning Parent prepared by Parent’s management;

(vii) reviewed certain public research reports concerning Parent prepared by certain research analysts (including financial projections contained therein) for the year ended December 31, 2009 and up to August 10, 2010 and reviewed and discussed such reports (and financial projections) with management of Parent;

(viii) held discussions with members of management of each of the Company and Parent regarding the businesses, operations, financial condition and prospects of their respective companies;

(ix) reviewed the historical reported prices and trading multiples of the Common Shares and the Parent Common Stock;

(x) reviewed publicly available financial data, stock market performance data and trading multiples of certain companies the securities of which are publicly traded, as we deemed appropriate;

(xi) reviewed the financial terms, to the extent publicly available, of certain recent business combinations that we considered to be comparable to the Merger;

(xii) reviewed the pro forma consolidated financial results, financial condition and capitalization of Parent after giving effect to the Merger; and

(xiii) performed such other financial studies, analyses and investigations as we deemed appropriate;

In arriving at the opinion set forth below, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. Our opinion does not address any legal, regulatory, tax or accounting matters. We have not conducted any independent verification of any financial projections of the Company, Parent or the combined companies. With respect to the financial projections prepared by management of the Company, we have assumed, without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. With respect to the financial projections prepared by management of Parent, we have assumed, without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Parent. For purposes of our analysis of Parent and after discussions with Parent’s management, with your consent, we have also used and relied on publicly available projections of certain equity research analysts who report on Parent. We have assumed, without independent verification, with your consent and based upon discussions with Parent’s management, that such projections represent reasonable estimates and judgments as to the future financial performance of Parent.

We have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company or Parent and have relied upon information supplied to us by the Company and Parent as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals.

We have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Merger Agreement will be substantially similar to the Draft Merger Agreement. We have also assumed that any governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion, unless otherwise mutually agreed to by the Company and us. Our opinion does not address your underlying business decision to proceed with the Merger, the relative merits of the Merger compared to other alternatives available to the Company, or whether such alternatives exist. We express no opinion as to the prices or ranges of prices at which the Common Shares or shares of Parent Common Stock will trade at any time following the announcement or consummation of the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the fairness of the amount or nature of compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the compensation to the public stockholders of the Company.

It is understood that this letter is for your information in connection with your consideration of the Merger and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the U.S. Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. This opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or to take any other action in connection with the Merger or otherwise.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company’s financial advisor in connection with the Merger Agreement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will not, however, receive an additional fee for rendering this opinion. In the two years prior to the date hereof, we have provided investment banking and financial advisory services to the Company and have received fees in connection with such services. We may also seek to provide such services to the Company and Parent in the future and expect to receive fees for the rendering of these services.

This opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be received by the holders of the Common Shares (other than Parent, Merger Sub and their affiliates) pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/  MTS SECURITIES, LLC
MTS SECURITIES, LLC

ANNEX F

OPINION OF WEDBUSH SECURITIES INC.

August 11, 2010

Board of Directors
Emergent BioSolutions Inc.
2273 Research Boulevard
Suite 400
Rockville, MD 20850
United States

Ladies & Gentlemen of the Board:

We understand that Emergent BioSolutions Inc. (the “Company” or “EBS”) and Trubion Pharmaceuticals, Inc. (“Trubion”) propose to enter into a potential business combination (the “Merger”) under an Agreement and Plan of Merger (the “Agreement”). We have reviewed a draft of the Agreement dated August 10, 2010, which for the purpose of this fairness opinion (the “Opinion”) we have assumed is similar in all material respects to the Agreement. The Agreement provides that upon the effectiveness of the Merger all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Shares”) shall be converted into the right to receive (i) a cash payment equal to $1.365 (the “Cash Merger Consideration”); (ii) 0.1641 shares of validly issued, fully paid and nonassessable EBS Common Stock (the “Stock Merger Consideration”); plus (iii) a right to receive a future cash payment, contingent upon the occurrence of certain events, in the form of a contingent value right, as set forth in the CVR Agreement (the “CVRs”).

You have asked us whether, in our opinion, as of the date hereof, the Stock Merger Consideration, the Cash Merger Consideration and the CVRs to be received by Trubion shareholders in respect of each Common Share (collectively, the “Merger Consideration”) to be issued by the Company in connection with the Merger as provided in the Agreement is fair to the Company and its stockholders from a financial point of view.

Wedbush Securities Inc. (“Wedbush”) is an investment banking firm and member of The New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporate, estate and other purposes.

For purposes of this Opinion and in connection with our review, we have, among other things: (1) reviewed the draft Agreement which we understand is in a form identical in all material respects to the Agreement; (2) reviewed certain publicly available business and financial information relating to the Company and Trubion that we deem to be relevant; (3) reviewed certain internal information, primarily financial in nature, including financial projections and other financial and operating data furnished to us by the Company and Trubion; (4) reviewed certain publicly available information with respect to other companies in the biopharmaceutical industry that we believe to be comparable in certain respects to Trubion; and (5) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the biopharmaceutical industry that we believe to be comparable in certain respects to Trubion, in whole or in part, and to the Merger. In addition, we have held discussions with the management of the Company and Trubion concerning their views as to the financial and other information described above. In addition to the foregoing, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deem appropriate to arrive at our Opinion.

In rendering this Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or any other party to the Merger or otherwise reviewed by us. With respect to financial projections and other information provided to or reviewed by us, we have been advised by the management of the Company and Trubion that such projections and other information were reasonably prepared on bases reflecting the best currently

F-1

available estimates and judgments of the management of the Company and Trubion as to the expected future financial performance of the Company.

We further relied on the assurances of management of the Company and Trubion that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not made or been provided with any independent evaluations or appraisals of any of the assets, properties, liabilities or securities, nor have we made any physical inspection of the properties or assets, of the Company or Trubion.

Our Opinion is based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have also relied on the accuracy and completeness of the Company’s and Trubion’s representations and warranties in the Agreement. Events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring after the date hereof.

In rendering this Opinion, we express no opinion as to the amount or nature of any compensation to any officers, directors, or employees of Trubion, or any class of such persons, relative to the consideration to be received by the public holders of the common stock of Trubion in the Merger or with respect to the fairness of any such compensation. We are not opining as to the merits of the Merger compared to any alternative transactions that may be available to the Company should it desire to pursue such alternatives.

We will receive a fee for rendering the Opinion for the Merger and upon Closing, for providing investment banking and advisory services in relation to the Merger. The fee for rendering our Opinion is not contingent upon the conclusions reached and is payable upon delivery of the Opinion.

In the ordinary course of our business, we and our affiliates may actively trade the common stock of the Company and/or Trubion for our own account and for the accounts of our customers and, accordingly, we may at any time hold a long or short position in the common stock of the Company and/or Trubion.

This Opinion is for the benefit and use of the Board of Directors of the Company in connection with its evaluation of the Merger. This Opinion may not be used for any other purpose without our prior written consent in each instance, except as expressly provided for in the engagement letter dated as of July 14, 2010 between the Board and Wedbush.

This Opinion was approved by a fairness committee in accordance with the requirements of NASD Rule 2290(b).

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be issued by the Company in connection with the Merger as provided in the Agreement is fair to the Company and its stockholders from a financial point of view.

Very truly yours,

/s/  Wedbush Securities Inc.
Wedbush Securities Inc.

F-2

ANNEX G

TRUBION FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010

TRUBION FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2009

TRUBION PHARMACEUTICALS, INC.

BALANCE SHEETS
(in thousands, except share and par value)
(unaudited)

	June 30, 2010	December 31, 2009

ASSETS
Current assets:
Cash and cash equivalents	$15,600	$22,304
Investments	26,521	29,037
Receivable from collaboration partners	3,900	3,428
Prepaid expenses	1,236	977

Total current assets	47,257	55,746
Property and equipment, net	4,729	6,129
Long-term investments	—	3,505

Total assets	$51,986	$65,380

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,114	$379
Accrued liabilities	5,381	4,143
Accrued compensation	1,598	2,106
Current portion of notes payable	1,324	1,286
Current portion of deferred rent	45	135
Current portion of deferred revenue	7,167	7,167

Total current liabilities	16,629	15,216
Non-current portion of notes payable	6,303	6,975
Non-current portion of deferred revenue	24,512	28,095
Commitments and contingencies
Stockholders’ equity :
Preferred stock, $0.001 par value per share; shares authorized — 5,000,000; issued and outstanding —	—	—
Common stock, $0.001 par value per share; shares authorized — 150,000,000; issued and outstanding — 20,421,294 at June 30, 2010 and 20,381,561 at December 31, 2009	20	20
Additional paid-in capital	137,954	136,732
Accumulated other comprehensive income (loss)	12	(6)
Accumulated deficit	(133,444)	(121,652)

Total stockholders’ equity	4,542	15,094

Total liabilities and stockholders’ equity	$51,986	$65,380

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue:
Collaboration revenue	$5,697	$4,119	$11,209	$8,331
Operating expenses:
Research and development	9,031	8,098	18,047	20,177
General and administrative	2,246	2,621	4,767	5,731

Total operating expenses	11,277	10,719	22,814	25,908

Loss from operations	(5,580)	(6,600)	(11,605)	(17,577)
Interest income	15	36	30	154
Interest expense	(118)	(138)	(237)	(278)
Other income	20	—	20	—

Net loss	$(5,663)	$(6,702)	$(11,792)	$(17,701)

Basic and diluted net loss per share	$(0.28)	$(0.37)	$(0.58)	$(0.99)

Shares used in computation of basic and diluted net loss per share	20,419	18,023	20,403	17,961

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Six Months Ended
	June 30,
	2010	2009

Operating activities:
Net loss	$(11,792)	$(17,701)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	1,206	2,089
Depreciation and amortization expense	1,446	1,627
Net amortization of premium (discount) on investments	(61)	6
Changes in operating assets and liabilities:
Receivable from collaborations	(472)	183
Prepaid expenses and other assets	(259)	1,185
Accounts payable	735	1,963
Accrued liabilities and compensation	730	(1,485)
Deferred revenue	(3,583)	(2,437)
Deferred rent	(90)	(90)

Net cash used in operating activities	(12,140)	(14,660)

Investing activities:
Purchases of property and equipment	(42)	(38)
Purchases of investments	(24,537)	(11,926)
Sales of investments	6,514	—
Maturities of investments	24,123	29,161

Net cash provided by investing activities	6,058	17,197

Financing activities:
Payments on notes payable	(638)	(694)
Proceeds from exercise of stock options	16	76

Net cash used in financing activities	(622)	(618)

Net increase (decrease) in cash and cash equivalents	(6,704)	1,919
Cash and cash equivalents at beginning of period	22,304	29,969

Cash and cash equivalents at end of period	$15,600	$31,888

Supplemental disclosure information:
Cash paid for interest	$233	$272

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

1.	Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet at December 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles, or GAAP, for complete financial statements. The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not contain all of the information and footnotes required for complete financial statements. In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our interim financial information.

The accompanying unaudited financial statements and notes to financial statements should be read in conjunction with the audited financial statements and related notes thereto, which are included in our annual report on Form 10-K for the year ended December 31, 2009, or the 2009 Form 10-K.

Use of Estimates

Our financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In preparing these financial statements, our management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, fair values of assets, income taxes, clinical trial, manufacturing and legal accruals, and other contingencies. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued new guidance for multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. We expect to adopt this guidance on January 1, 2011 and it will be applied prospectively for revenue arrangements entered into or materially modified after the date of adoption. We do not expect the adoption of this guidance to have a material impact on our financial position, operating results, cash flows and disclosures.

In March 2010, the FASB issued new guidance for recognizing revenue under the milestone method. This new guidance allows an entity to make a policy election to recognize a substantive milestone in its entirety in the period in which the milestone is achieved. The new guidance also requires an entity that makes this policy election to disclose the following: (a) a description of the overall arrangement, (b) a description of each milestone and related contingent consideration, (c) a determination of whether each milestone is considered substantive, (d) the factors considered in determining whether the milestone is substantive and (e) the amount of consideration recognized during the period for milestones. We adopted this guidance on June 30, 2010 and it will be applied prospectively.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The adoption of this guidance did not have a material impact on our financial position and results of operations, however this guidance will require additional disclosure in the period milestones are met.

2.	Fair Value Measurements

We measure and record cash equivalents and investment securities considered available-for-sale at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value include:

Level 1 — Observable inputs for identical assets or liabilities such as quoted prices in active markets;

Level 2 — Inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 — Unobservable inputs in which little or no market data exists, which are therefore developed by us using estimates and assumptions that reflect those that a market participant would use.

The following tables represent our fair value hierarchy for our financial assets measured at fair value on a recurring basis as of June 30, 2010 and December 31, 2009 (in thousands):

June 30, 2010	Level 1	Level 2	Level 3	Total

Money market funds	$14,543	$—	$—	$14,543
U.S. Treasury securities	—	27,521	—	27,521

Total	$14,543	$27,521	$—	$42,064

December 31, 2009	Level 1	Level 2	Level 3	Total

Money market funds	$22,259	$—	$—	$22,259
U.S. Treasury securities	—	32,542	—	32,542

Total	$22,259	$32,542	$—	$54,801

Cash of $57,000 and $45,000 is not included in our fair value hierarchy disclosure as of June 30, 2010 and December 31, 2009, respectively.

Separate disclosure is required of assets and liabilities measured at fair value on a recurring basis, as documented above, from those measured at fair value on a nonrecurring basis. As of June 30, 2010 and December 31, 2009, no assets or liabilities were measured at fair value on a nonrecurring basis.

We invest in a variety of highly liquid investment-grade securities. The following is a summary of our available-for-sale securities at June 30, 2010 and December 31, 2009 (in thousands):

		Gross Unrealized	Gross Unrealized	Estimated Fair
June 30, 2010	Amortized Cost	Gains	Losses	Market Value

Money market funds	$14,543	$—	$—	$14,543
U.S. Treasury securities	27,509	12	—	27,521

Total	42,052	12	—	42,064
Less: cash equivalents	(14,543)	—	—	(14,543)

Amounts classified as investments	$27,509	$12	$—	$27,521

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

		Gross Unrealized	Gross Unrealized	Estimated Fair
December 31, 2009	Amortized Cost	Gains	Losses	Market Value

Money market funds	$22,259	$—	$—	$22,259
U.S. Treasury securities	32,549	6	(13)	32,542

Total	54,808	6	(13)	54,801
Less: cash equivalents	(22,259)	—	—	(22,259)

Amounts classified as investments	$32,549	$6	$(13)	$32,542

The estimated fair value and amortized cost of investments available-for-sale by contractual maturity are summarized as follows:

	As of June 30, 2010		As of December 31, 2009
	Estimated Fair	Amortized	Estimated Fair	Amortized
	Market Value	Cost	Market Value	Cost

Due in one year or less	$27,521	$27,509	$29,037	$29,033
Due after one year	—	—	3,505	3,516

Total	$27,521	$27,509	$32,542	$32,549

The estimated fair market value amounts have been determined using available market information. Unrealized gains and losses on cash equivalents and available for sale securities are included in accumulated other comprehensive income (loss) in the accompanying balance sheets. As of June 30, 2010 the unrealized losses on investments were immaterial and as of December 31, 2009 there were no unrealized losses on investments. During the six months ended June 30, 2010 we realized gains on the sales of investments of $20,000. There were no gross realized gains or losses on cash equivalents or investments during the six months ended June 30, 2009.

3.	Net Loss Per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding. Because we report a net loss for the three months ended June 30, 2010 and 2009, diluted net loss per share is the same as basic net loss per share. We have excluded all outstanding stock options from the calculation of diluted net loss per common share because all such securities are antidilutive to the computation of net loss per share. As of June 30, 2010 and 2009, potentially dilutive securities include stock options of 3,100,959 and 2,404,589, respectively.

4.	Collaboration Agreements

Abbott Laboratories

In August 2009, we entered into a collaboration agreement with Facet Biotech Corporation, now a wholly-owned subsidiary of Abbott Laboratories, or Abbott, for the joint worldwide development and commercialization of TRU-016, a product candidate in Phase 1 clinical development for chronic lymphocytic leukemia, or CLL and Non-hodgkins lymphoma, or NHL. TRU-016 is a CD37-directed Small Modular Immunopharmaceutical, or SMIP, protein therapeutic. The collaboration agreement includes TRU-016 in all indications and all other CD37-directed protein therapeutics. Under the terms of the collaboration agreement, the parties will not develop or commercialize protein therapeutics directed to CD37 outside of the collaboration agreement.

We received an up-front payment of $20 million in cash in September 2009 and may receive up to $176.5 million in additional contingent payments upon the achievement of specified development, regulatory and sales milestones. We and Abbott share equally the costs of all development, commercialization and promotional activities and all global operating profits. In connection with the collaboration agreement, we and Facet also entered

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

into a stock purchase agreement, pursuant to which Facet purchased 2,243,649 shares of our common stock for an aggregate purchase price of $10 million, or $4.46 per share. The per share price of $4.46 represents a 35% equity premium over the 60-day trading average of our common stock on NASDAQ for the trading period ending immediately prior to the execution of the stock purchase agreement. As a result of the ownership of our shares of common stock, Abbott is considered to be a related party. The $20 million up-front payment and $1.4 million of equity premium representing the difference between the purchase price and the closing price of our common stock on the date the stock was purchased by Facet have been deferred and are being recognized ratably over the estimated term of our substantive contractual obligations under the collaboration. Our current obligations under the collaboration include the performance of non-clinical, clinical, manufacturing and regulatory activities. We currently estimate these obligations to extend through 2018. The estimated term of the research and development service period is reviewed on a regular basis and adjusted as necessary.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee, or JSC, consisting of representatives of Trubion and Abbott, which makes decisions by consensus. If the JSC is unable to reach a consensus, then the matter will be referred to designated officers at Trubion and Abbott for resolution. If these officers are unable to resolve the matter, then it will be resolved by arbitration. Both Trubion and Abbott, at their sole discretion, may discontinue participation on the JSC with 90 days’ written notice to the other party.

At predefined times, the parties have the right to opt-out of the collaboration entirely or on a product-by-product basis. Upon a change of control of a party, the other party will have the right to opt-out of the collaboration entirely and if the successor party is conducting a program that competes with the programs under the collaboration agreement, then the successor party must either (i) opt-out of the collaboration entirely or (ii) divest the competing program to a third party. If a party exercises its opt-out right with respect to a product, then the parties will no longer share development and commercialization costs for such product and such opting-out party will receive certain royalty payments upon the sale of such product, rather than half of the profits derived from such product. Even if Abbott exercises its opt-out right, its obligation to make milestone payments to us continues. In addition, if the party that opts-out is the lead manufacturing party for the opt-out product, then that party must continue to supply the product to the continuing party for up to 18 months following the opt-out.

Abbott can terminate the collaboration agreement at any time, in which event all rights to TRU-016 and other CD37-directed protein therapeutics under the collaboration agreement would revert to us. If Abbott terminates the collaboration agreement in the first 18 months, then Abbott must pay us a $10 million termination fee.

If there is a material breach of the collaboration agreement, then the non-breaching party may either terminate the collaboration agreement or continue the collaboration agreement and force the breaching party to opt-out and accept royalties at a reduced rate.

Either party may assign its interest in the collaboration agreement to a third party, provided that the non-assigning party maintains a right of first negotiation over any proposed assignment. In addition, either we or Abbott can freely assign the collaboration agreement without the consent of the other party in connection with certain specified change of control transactions, such as an acquisition.

We deferred the recognition of the up-front payment of $20 million and $1.4 million equity premium. These payments are being recognized as revenue over the period of our substantive contractual obligations, which we estimate to be through 2018. During the six months ended June 30, 2010, we recognized as revenue $3.9 million for research and development services pursuant to our Abbott collaboration. The $3.9 million recognized in the six months ended June 30, 2010 is comprised of $1.2 million for recognition of the $20 million up-front fee received from Abbott and the $1.4 million equity premium, and $2.7 million for collaborative research funding from the Abbott collaboration.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Pfizer Inc.

In December 2005, we entered into a collaboration agreement with Wyeth, now a wholly-owned subsidiary of Pfizer Inc., or Pfizer, for the development and worldwide commercialization of TRU-015, SBI-087 and other CD20-directed therapeutics. Pursuant to the agreement, we are also collaborating with Pfizer on the development and worldwide commercialization of certain other product candidates directed to a small number of non-CD20 targets. During the period in which we will provide research and development services for Pfizer, Pfizer has the right, subject to our reasonable consent, to replace a limited number of these non-CD20 targets. In addition, we have the option to co-promote with Pfizer, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, product candidates directed to all targets not included within the agreement. In June 2010 we announced Pfizer’s decision to discontinue development of TRU-015, an investigational drug in Phase 2 evaluation for the treatment of rheumatoid arthritis, or RA, developed under our CD20 collaboration with Pfizer. Pfizer confirmed that it will continue to develop SBI-087, our next-generation, humanized, subcutaneous CD20 RA product candidate also in Phase 2 clinical evaluation. Unless it is terminated earlier, the agreement will remain in effect on a product-by-product basis and on a country-by-country basis until the later of the date that any such product shall no longer be covered by a valid claim of a U.S. or foreign patent or application and, generally, ten years after the first commercial sale of any product licensed under the agreement. Pfizer may terminate the agreement without cause at any time upon 90 days’ prior written notice.

In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable, up-front fee in January 2006 and purchased directly from us in a private placement, concurrent with our initial public offering, 800,000 shares of our common stock at the initial public offering price of $13.00 per share, resulting in net proceeds to us of $10.4 million. As a result of the ownership of our shares of common stock, Pfizer is considered to be a related party. Under the agreement, we provided research services for an initial three-year period ended December 22, 2008 with the option for Wyeth to extend the service period for two additional one-year periods. Wyeth’s financial obligations during the initial research service term included collaborative research funding commitments of $9.0 million in exchange for such committed research services. This $9.0 million was subject to an increase if the service period was extended beyond three years, as well as annual increases pursuant to percentage changes in the Consumer Price Index, or CPI. In June 2008, Wyeth exercised the first option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2009. In June 2009, Wyeth exercised the second option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2010. Due to the research period extension in 2009, the collaboration research funding commitments to us initially from Wyeth and now from Pfizer, increased to approximately $3.3 million per year in exchange for committed research services from us through December 22, 2010. In anticipation of the completion of the research program on December 22, 2010, Pfizer has retained a subset of the non-CD20 targets licensed from us and released the remaining targets to us.

Pfizer’s financial obligations include additional amounts for reimbursement of agreed-upon external research and development costs and patent costs. Pursuant to the agreement, Pfizer’s financial obligations also include payments to us of up to $250 million based on the achievement of specified regulatory and sales milestones for CD20-directed therapies and payments to us of up to $200 million based on the achievement of specified regulatory and sales milestones for therapies directed to the small number of retained non-CD20 targets. In addition, we will receive royalty payments in the event of future licensed product sales. The $40 million up-front fee is being recognized ratably over the estimated term of our substantive contractual obligations under the agreement and the related research and development service period. Currently, our clinical development obligations under the agreement are limited to conducting ongoing studies for TRU-015. The estimated term of the research and development service period is reviewed and adjusted as additional information becomes available. During the third quarter of 2008, the estimated term of the research and development service period was adjusted from six years and three months to seven years, or through December 2012. The change in the estimated research and development service period was primarily due to an extension of our obligations to conduct clinical activities under our agreement with Pfizer. The change in estimate reduced the recognition of the up-front fee during 2008 by $487,000.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the third quarter of 2007, the estimated term of the research and development service period was increased by 15 months resulting in reduced recognition of the up-front fee during 2007 of $1.1 million. We have evaluated our ongoing substantive contractual obligations in connection with Pfizer’s decision to discontinue development of TRU-015 in June 2010 and believe that our estimated research and development service period, through December 2012, is still appropriate.

During the six months ended June 30, 2010 and 2009, we recognized revenue of $7.3 million and $8.3 million, respectively, for research and development services pursuant to our Pfizer collaboration. The $7.3 million recognized in the six months ended June 30, 2010 is comprised of $2.4 million for recognition of the $40 million up-front fee received from Wyeth and $4.9 million for collaborative research funding from the Pfizer collaboration. The $8.3 million recognized in the six months ended June 30, 2009 is comprised of $2.4 million for recognition of the $40 million up-front fee received from Wyeth and $5.9 million for collaborative research funding from the Pfizer collaboration.

5.	Termination Benefits

In an effort to reduce costs, we announced in February 2009 a workforce reduction of approximately 25%, which included the elimination of certain existing positions across our research and administrative functions. We incurred a $0.8 million restructuring charge in the first quarter of 2009 related to employee severance, benefits and outplacement services. Of the total restructuring charges, approximately $0.6 million and $0.2 million were recorded as research and development expense and general and administrative expense, respectively, in the first quarter of 2009. We paid cash of $0.8 million related to the restructuring charge during the 12 months ended December 31, 2009.

Effective November 16, 2009, our Chief Executive Officer and Chairman of the Board resigned from his positions with us. As a result of this resignation we incurred a $1.3 million charge in the fourth quarter of 2009, $733,000 of which was related to severance, benefits and consulting services and the remaining $584,000 of which was related to the accelerated vesting of stock options and extended period to exercise vested stock options. The $1.3 million charge was recorded as general and administrative expense. We paid cash of $614,000 to our former Chief Executive Officer and Chairman of the Board through June 30, 2010 related to this charge. The remaining amount payable as of June 30, 2010 was approximately $120,000, the majority of which is related to consulting services, and will be paid during 2010.

6.	Comprehensive Income (Loss)

Comprehensive loss is comprised of net loss and unrealized gains (losses) on marketable securities. The components of comprehensive loss at June 30, 2010 and 2009 were as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Net loss	$(5,663)	$(6,702)	$(11,792)	$(17,701)
Net unrealized gains (losses) on securities available-for-sale	4	(22)	18	(101)

Comprehensive loss	$(5,659)	$(6,724)	$(11,774)	$(17,802)

7.	Subsequent Event

On August 12, 2010, we signed a definitive merger agreement with Emergent BioSolutions, or Emergent, in which Emergent has agreed to acquire us. Under the terms of the agreement, each share of Trubion common stock will be converted into the right to receive an upfront payment of $1.365 per share in cash and 0.1641 shares of Emergent common stock. The upfront payment represents a value of $4.55 per share, or approximately $96.8 million, based on Trubion’s total common shares outstanding, the net value of dilutive stock options, and the trading average of

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Emergent common stock for the five days prior to the signing of the definitive agreement. Trubion stockholders will also receive one Contingent Value Right (CVR) per share, which will entitle the holder to receive cash payments based upon achievement of predefined milestones. The total potential aggregate value of the CVRs is $38.7 million over a 36-month period, post-closing. The combination of the upfront consideration along with the potential value of the CVRs results in total consideration of up to $135.5 million for Trubion stockholders.

The transaction has been approved by the Board of Directors of both companies and is subject to customary closing conditions, including the approval of the acquisition by stockholders of Trubion, and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The acquisition is expected to close in the fourth quarter of 2010.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Trubion Pharmaceuticals, Inc.

We have audited the accompanying balance sheets of Trubion Pharmaceuticals, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trubion Pharmaceuticals, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company adopted the guidance related to the accounting for nonrefundable advance payments for goods or services received for use in future research and development activities as of January 1, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/  Ernst & Young LLP

Seattle, Washington
March 15, 2010

TRUBION PHARMACEUTICALS, INC.

BALANCE SHEETS

	December 31,
	2009	2008
	(in thousands, except share and par value)

ASSETS
Current assets:
Cash and cash equivalents	$22,304	$29,969
Investments	29,037	22,928
Receivable from collaborations	3,428	3,084
Prepaid expenses	977	2,112

Total current assets	55,746	58,093
Property and equipment, net	6,129	9,190
Long-term investments	3,505	—
Other assets	—	7

Total assets	$65,380	$67,290

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$379	$301
Accrued liabilities	4,143	4,981
Accrued compensation	2,106	1,169
Current portion of notes payable	1,286	1,302
Current portion of deferred rent	135	180
Current portion of deferred revenue	7,167	4,873

Total current liabilities	15,216	12,806
Non-current portion of notes payable	6,975	8,261
Non-current portion of deferred rent	—	135
Non-current portion of deferred revenue	28,095	14,620
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.001 par value per share; shares authorized — 5,000,000 at December 31, 2009 and 2008; issued and outstanding — none at December 31, 2009 and 2008	—	—
Common stock, $0.001 par value per share; shares authorized — 150,000,000; outstanding — 20,381,561 and 17,882,307 at December 31, 2009 and 2008, respectively	20	18
Additional paid-in capital	136,732	123,846
Deferred stock-based compensation	—	(30)
Accumulated other comprehensive income (loss)	(6)	103
Accumulated deficit	(121,652)	(92,469)

Total stockholders’ equity	15,094	31,468

Total liabilities and stockholders’ equity	$65,380	$67,290

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2009	2008	2007
	(in thousands, except per share data)

Revenue:
Collaboration revenue	$18,003	$16,467	$20,148
Operating expenses:
Research and development	34,396	31,608	36,466
General and administrative	12,429	11,374	10,833

Total operating expenses	46,825	42,982	47,299

Loss from operations	(28,822)	(26,515)	(27,151)
Interest income	173	1,781	4,607
Interest expense	(534)	(825)	(770)

Net loss	$(29,183)	$(25,559)	$(23,314)

Basic and diluted net loss per share	$(1.55)	$(1.43)	$(1.32)

Shares used in computation of basic and diluted net loss per share	18,797	17,856	17,688

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

					Accumulated
					Other		Total
			Additional	Deferred	Comprehensive		Stockholders’
	Common Stock		Paid-in	Stock-Based	Income	Accumulated	Equity
	Shares	Amount	Capital	Compensation	(Loss)	Deficit	(Deficit)
	(in thousands, except share data)

Balance at January 1, 2007	17,554,318	$18	$117,061	$(850)	$21	$(43,596)	$72,654
Issuance of common stock upon exercise of stock options	237,852	—	468	—	—	—	468
Stock-based compensation to non-employees at fair value	—	—	91	—	—	—	91
Stock-based compensation expense	—	—	2,881	—	—	—	2,881
Amortization of deferred stock-based compensation	—	—	—	526	—	—	526
Reversal of deferred stock-based compensation due to employee terminations	—	—	(30)	30	—	—	—
Comprehensive loss
Change in valuation of interest rate swap liability for the twelve months ended December 31, 2007	—	—	—	—	(129)	—	(129)
Unrealized holding gain on available-for-sale securities	—	—	—	—	136	—	136
Net loss	—	—	—	—	—	(23,314)	(23,314)

Comprehensive loss							(23,307)

Balance at December 31, 2007	17,792,170	$18	$120,471	$(294)	$28	$(66,910)	$53,313
Issuance of common stock upon exercise of stock options	90,137	—	91	—	—	—	91
Stock-based compensation to non-employees at fair value	—	—	106	—	—	—	106
Stock-based compensation expense	—	—	3,216	—	—	—	3,216
Amortization of deferred stock-based compensation	—	—	—	226	—	—	226
Reversal of deferred stock-based compensation due to employee terminations	—	—	(38)	38	—	—	—
Comprehensive loss
Realized loss on interest rate swap liability	—	—	—	—	129	—	129
Unrealized holding loss on available-for-sale securities	—	—	—	—	(54)	—	(54)
Net loss	—	—	—	—	—	(25,559)	(25,559)

Comprehensive loss							(25,484)

Balance at December 31, 2008	17,882,307	$18	$123,846	$(30)	$103	$(92,469)	$31,468

Issuance of common stock upon exercise of stock options	255,605	—	90	—	—	—	90
Stock-based compensation to non-employees at fair value	—	—	661	—	—	—	661
Stock-based compensation expense	—	—	3,544	—	—	—	3,544
Amortization of deferred stock-based compensation	—	—	—	30	—	—	30
Issuance of common stock for cash in private placement offering	2,243,649	2	8,591	—	—	—	8,593
Comprehensive loss
Unrealized holding loss on available-for-sale securities	—	—	—	—	(109)	—	(109)
Net loss	—	—	—	—	—	(29,183)	(29,183)

Comprehensive loss							(29,292)

Balance at December 31, 2009	20,381,561	$20	$136,732	$—	$(6)	$(121,652)	$15,094

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(in thousands)

Operating activities
Net loss	$(29,183)	$(25,559)	$(23,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation expense	4,235	3,548	3,498
Depreciation and amortization	3,146	3,230	2,936
Net amortization of premium (discount) on investments	132	81	(7)
Amortization of debt discount	11	34	21
Changes in operating assets and liabilities:
Receivable from collaborations	(344)	1,153	117
Prepaid expenses and other assets	1,142	(860)	(354)
Accounts payable	78	(730)	(506)
Accrued liabilities and compensation	99	791	(1,658)
Deferred revenue	15,769	(5,361)	(6,924)
Deferred rent	(180)	(180)	(180)

Net cash used in operating activities	(5,095)	(23,853)	(26,371)

Investing activities
Purchases of property and equipment	(85)	(1,257)	(3,765)
Purchases of investments	(51,980)	(64,385)	(81,240)
Sales of investments	649	20,255	4,458
Maturities of investments	41,476	57,755	89,624

Net cash provided by (used in) investing activities	(9,940)	12,368	9,077

Financing Activities
Proceeds from issuance of notes payable	—	10,000	3,516
Payments on notes payable	(1,313)	(10,464)	(1,277)
Proceeds from private placement of common stock	8,593	—	—
Proceeds from issuance of common stock and exercise of stock options	90	91	468

Net cash provided by (used in) financing activities	7,370	(373)	2,707

Net decrease in cash and cash equivalents	(7,665)	(11,858)	(14,587)
Cash and cash equivalents at beginning of year	29,969	41,827	56,414

Cash and cash equivalents at end of year	$22,304	$29,969	$41,827

Supplemental disclosure information:
Cash paid for interest	$525	$807	$713

See accompanying notes

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization

We are a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune and inflammatory diseases and cancer. Our mission is to develop a variety of first-in-class and best-in-class product candidates customized in an effort to optimize safety, efficacy, and convenience that we believe may offer improved patient experiences. Our current product development efforts are focused on three proprietary technologies that comprise the expanded foundation for Trubion product development — SMIPtm protein therapeutics, SCORPIONtm protein therapeutics, and TRU-ADhanCetm potency enhancing technology for immunopharmaceuticals. Our current clinical-stage therapeutics target specific antigens on B cells, CD20 and CD37, and are designed using our custom drug assembly technology. In order to fund ongoing development activities and commercialize our products, we will, in some cases, enter into collaboration agreements that would likely include licenses to our technology and arrangements to provide research and development services for others.

We were founded as a limited liability company in the state of Washington in March 1999. We converted into a corporation and redomiciled in the state of Delaware in October 2002.

In December 2005 we entered into a collaboration agreement with Wyeth, now a wholly-owned subsidiary of Pfizer Inc., or Pfizer, for the development and worldwide commercialization of certain therapeutics, including our lead product candidate, TRU-015. In August 2009 we entered into a collaboration agreement with Facet Biotech Corporation, or Facet, for the joint worldwide development and commercialization of TRU-016, a product candidate in Phase 1 clinical development for chronic lymphocytic leukemia, or CLL and non-Hodgkins lymphoma, or NHL. To date, none of our product candidates has been approved for marketing and sale and we have not received any product revenue. We operate in a single reporting segment, which is the development of pharmaceutical products on our own behalf, or in collaboration with others.

Use of Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments in certain circumstances that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, valuation of investments, fair values of assets, income taxes, clinical trial and manufacturing accruals, and other contingencies. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from these estimates.

Fair Value of Financial Instruments

We carry cash, cash equivalents, and investments available-for-sale at fair value. Our other financial instruments, including accounts receivable, accounts payable, accrued liabilities, and notes payable, are carried at cost, which approximates fair value given their short-term nature.

Cash, Cash Equivalents and Investments

We consider all highly liquid investments with original maturities of 90 days or less from date of purchase to be cash equivalents. Cash equivalents consist of interest-bearing instruments, including obligations of U.S. government agencies, high credit rating corporate borrowers, and money market funds, which are carried at market value.

We classify our investment portfolio as available-for-sale. Available-for sale securities are carried at estimated fair value, with the unrealized gains and losses, if any, reported in stockholders’ equity and included in accumulated

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other comprehensive income (loss). We regularly evaluate the performance of our investments individually for impairment, taking into consideration the investment, volatility and current returns. If a determination is made that a decline in fair value is other-than-temporary, the related investment is written down to its estimated fair value. We consider an investment with a remaining maturity greater than one year as long-term and a remaining maturity less than one year as short-term at the balance sheet date. The cost of securities in this category is adjusted for amortization of premiums and accretion of discounts from the date of purchase to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease term ranging from four to seven years.

Impairment of Long-Lived Assets

We record losses from impairment of long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. We periodically evaluate the carrying value of long-lived assets to be held and used when events and circumstances indicate that the carrying amount of an asset may not be recovered.

Deferred Rent

Lease incentives, including rent holidays and tenant improvement allowances provided by lessors, and rent escalation provisions are accrued as deferred rent. We recognize rent expense on a straight-line basis over the term of the lease. The related benefits are included in research and development expense or general and administrative expense based on the nature of the related expense.

Revenue Recognition

Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection is reasonably assured. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. Multiple contracts with a single collaborative partner are combined and accounted for as one arrangement. The consideration received is allocated among the separate units of accounting based on their respective fair values when there is reliable evidence of fair value for the undelivered elements of the arrangement. If separable, the applicable revenue recognition criteria are then applied to each of the separate units. For combined units of accounting, the revenue is generally recognized in the same manner as the final deliverable. Generally, revenue related to licensing activity and our research and development services under collaboration agreements is recognized ratably over the estimated term of the research and development service period. Payments received in advance of work performed are recorded as deferred revenue and recognized when earned.

We recognize revenue from our collaboration agreements with Pfizer and Facet, which consists of non-refundable, non-creditable up-front fees and license fees, collaborative research funding, regulatory and sales

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milestones, future product royalties and future product sales. Revenue related to our collaboration agreements is recognized as follows:

Up-Front Fees and License Fees.  Non-refundable, non-creditable up-front fees and license fees received in connection with collaborative research and development agreements are deferred and recognized on a straight-line basis over the estimated term of the research and development service period. The estimated term of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available. We also consider the time frame of our substantive contractual obligations related to research and development agreements when estimating the term of the research and development period. For each collaboration agreement, we review our ongoing performance obligations on a regular basis and make adjustments to the estimated term as additional information becomes available. Adjustments to the research and development service period are made prospectively. We have made adjustments to the research and development service periods in the past and we expect to revise our estimate of the development term in future periods due to the inherently uncertain nature of development terms. As a result, revenue may fluctuate materially in the future due to adjustments to the estimated term of the research and development service periods and our substantive contractual obligations under our collaborations.

Collaborative Research Funding.  Certain internal and external research and development costs and patent costs are reimbursed in connection with our collaboration agreements. Reimbursed costs under the Pfizer collaboration are recognized as revenue in the same period the costs are incurred. With respect to the reimbursement of development costs under the Facet collaboration, each quarter, we and Facet reconcile what each party has incurred for development costs, and we record either a net receivable or a net payable in our financial statements. For each quarterly period, if we have a net receivable from Facet, we recognize revenues by such amount, and if we have a net payable to Facet, we recognize additional research and development expenses by such amount. As a result, our revenues and research and development expenses may fluctuate depending on which party in the collaboration is incurring the majority of the development costs in any particular quarterly period. Reimbursed costs are subject to the estimation processes within our preclinical study, clinical trial and manufacturing accruals processes and are subject to change in future periods when actual activity is known. To date we have not made any material adjustments to these estimates.

Milestones.  Payments for milestones that are based on the achievement of substantive and at-risk performance criteria are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. When payments are not for substantive or at-risk milestones, revenue will be recognized on a straight-line basis over the remaining estimated term of the research and development service period. The estimated term of the research and development service period is reviewed and adjusted based on the status of the project against the estimated timeline as additional information becomes available.

Research and Development

Research and development costs are expensed as the related goods are delivered or the related services are performed. Effective January 1, 2008 we adopted the guidance related to the accounting for nonrefundable advance payments for goods or services received for use in future research and development activities. Research and development costs include, but are not limited to, salaries and benefits, lab supplies, preclinical fees, clinical trial and related clinical manufacturing costs, allocated overhead costs, and professional service fees.

Income Taxes

We use the liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes deferred as a result of temporary differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to be in effect in a year in which the basis difference is expected to reverse. We continue to record a valuation allowance for the full amount of deferred assets,

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which would otherwise be recorded for tax benefits relating to operating loss and tax credit carry forwards, as realization of such deferred tax assets cannot be determined to be more likely than not.

During the twelve months ended December 31, 2009 and 2008, we had no unrecognized tax benefits and expect no significant changes in unrecognized tax benefits in the next 12 months. We classify any interest and penalties as a component of tax expense. To date there have been no interest or penalties charged to us in relation to the underpayment of income taxes. We file our tax returns as prescribed by the tax laws of the jurisdictions in which we operate. We are subject to audit by the Internal Revenue Service for all years since inception.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net loss and unrealized gains (losses) on marketable securities and derivatives. Total comprehensive income (loss) for all other periods presented has been disclosed in the statements of stockholders’ equity.

Accumulated comprehensive income (loss), net of taxes at December 31, 2009 and 2008 was ($6,000) and $103,000, respectively, which was comprised of net unrealized gains and losses on investments available-for-sale.

Stock-Based Compensation

We account for stock-based compensation for employees and directors based on estimated fair values. Employee stock-based compensation expense recognized in the years ended December 31, 2009, 2008 and 2007 was calculated based on awards ultimately expected to vest, and has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture estimate is based on historical employee turnover rates and could differ from actual forfeitures. Compensation costs for employee stock options granted prior to January 1, 2006 were accounted for using the option’s intrinsic value or the difference, if any, between the fair market value of our common stock and the exercise price of the option.

For stock options granted to non-employees, the fair value of the stock options is estimated using the Black-Scholes valuation model. The Black-Scholes model utilizes the estimated fair value of common stock and requires that, at the date of grant, we make assumptions with respect to the expected life of the option, the volatility of the fair value of the underlying common stock, risk-free interest rates and expected dividend yields of our common stock. Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update our valuation assumptions, remeasure unvested options and record the stock-based compensation using the valuation as of the vesting date.

Concentration of Credit Risk

Financial instruments that subject us to potential credit risk consist of cash, cash equivalents and investments. Our cash, cash equivalents and investments are placed with high credit-quality financial institutions and issuers. We believe that our established guidelines for investment of excess cash maintain safety and liquidity through policies on diversification and investment maturity.

Major Customers

We define our customers as our collaborative partners and our licensees from whom we have received and may receive reimbursement for research and development services, license fees, royalties and milestone payments.

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Revenue recognized under our collaboration agreements for the years ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	2009	2008	2007

Pfizer	$15,855	$16,467	$20,148
Facet	2,148	—	—

Total revenue	$18,003	$16,467	$20,148

Cash received from collaborative partners for the years ended December 31, 2009, 2008 and 2007 was as follows (in thousands):

	2009	2008	2007

Pfizer	$11,570	$12,259	$13,342
Facet	30,452	—	—

Total cash received	$42,022	$12,259	$13,342

Included in cash received from collaborative partners is $10 million received from Facet pursuant to a stock purchase agreement entered into during 2009 for which Facet purchased 2,243,649 shares of our common stock for an aggregate purchase price of $10 million.

Accounts receivable from collaborative partners as of December 31, 2009 and 2008 were as follows (in thousands):

	2009	2008

Pfizer	$2,496	$3,084
Facet	932	—

Total accounts receivable	$3,428	$3,084

Recent Accounting Pronouncements

In October 2009, the FASB issued new guidance for multiple-deliverable revenue arrangements. The new guidance addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. We expect to adopt this guidance on January 1, 2011 and it will be applied prospectively for revenue arrangements entered into or materially modified after the date of adoption. We are evaluating the impact this guidance will have on our financial position, results of operations, cash flows and disclosures.

2.	Fair Value Measurements

We measure and record cash equivalents and investment securities considered available-for-sale at fair value in the accompanying financial statements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used

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to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value include:

Level 1 — Observable inputs for identical assets or liabilities such as quoted prices in active markets;

Level 2 — Inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 — Unobservable inputs in which little or no market data exists, which are therefore developed by us using estimates and assumptions that reflect those that a market participant would use.

The following table represents our fair value hierarchy for our financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008 (in thousands):

December 31, 2009	Level 1	Level 2	Level 3	Total

Money market funds	$22,259	$—	$—	$22,259
Government and agency debt securities	—	32,542	—	32,542

Total	$22,259	$32,542	$—	$54,801

December 31, 2008	Level 1	Level 2	Level 3	Total

Money market funds	$27,444	$—	$—	$27,444
Government and agency debt securities	—	12,424	—	12,424
Corporate debt securities	—	13,003	—	13,003

Total	$27,444	$25,427	$—	$52,871

Cash of $45,000 and $26,000 is not included in our fair value hierarchy disclosure as of December 31, 2009 and 2008.

Separate disclosure is required of assets and liabilities measured at fair value on a recurring basis, as documented above, from those measured at fair value on a nonrecurring basis. As of December 31, 2009 and 2008, no assets or liabilities were measured at fair value on a nonrecurring basis.

3.	Investments

We invest in a variety of highly liquid investment-grade securities. The following is a summary of our available-for-sale securities at December 31, 2009 and 2008 (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
December 31, 2009	Cost	Gains	Losses	Market Value

Money market funds	$22,259	$—	$—	$22,259
Government and agency debt securities	32,549	6	(13)	32,542

Total	54,808	6	(13)	54,801
Less: cash equivalents	(22,259)	—	—	(22,259)

Amounts classified as investments	$32,549	$6	$(13)	$32,542

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		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated Fair
December 31, 2008	Cost	Gains	Losses	Market Value

Money market funds	$27,444	$—	$—	$27,444
Government and agency debt securities	12,384	40	—	12,424
Corporate debt securities	12,940	63	—	13,003

Total	52,768	103	—	52,871
Less: cash equivalents	(29,935)	(8)	—	(29,943)

Amounts classified as investments	$22,833	$95	$—	$22,928

The following table summarizes the fair value and gross unrealized losses related to available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009:

	Less Than 12 Months
		Gross
	Fair	Unrealized
	Value	Losses

Government and agency debt securities	$13,804	$13

The estimated fair market value amounts have been determined using available market information. The declines in value of these investments are not related to credit quality and are primarily related to changes in interest rates and are considered to be temporary in nature. Because it is more likely than not that we will hold these investments until a forecasted recovery of fair value, which may be the maturity or call date, we do not consider these investments to be other-than-temporarily impaired as of December 31, 2009. Unrealized gains and losses on cash equivalents and available for sale securities are included in accumulated other comprehensive income (loss) in the accompanying balance sheets. Gross realized gains and losses on cash equivalents or investments were not material for 2009, 2008 or 2007.

4.	Net Loss per Share

Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding. Because we report a net loss, diluted net loss per share is the same as basic net loss per share. We have excluded all outstanding stock options and unvested restricted stock from the calculation of diluted net loss per common share because all such securities are antidilutive to the computation of net loss per share. Potentially dilutive securities include the following:

	As of December 31,
	2009	2008	2007

Stock options	2,654,035	2,093,940	1,551,968

5.	Collaboration Agreements

Facet

In August 2009, we entered into a collaboration agreement with Facet Biotech Corporation, or Facet, for the joint worldwide development and commercialization of TRU-016, a product candidate in Phase 1 clinical development for chronic lymphocytic leukemia, or CLL. TRU-016 is a CD37-directed Small Modular Immunopharmaceutical, or SMIP protein therapeutic. The collaboration agreement includes TRU-016 in all indications and all other CD37-directed protein therapeutics. Under the terms of the collaboration agreement, the parties will not develop or commercialize protein therapeutics directed to CD37 outside of the collaboration agreement.

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We received an up-front payment of $20 million in cash in September 2009 and may receive up to $176.5 million in additional contingent payments upon the achievement of specified development, regulatory and sales milestones. We and Facet share equally the costs of all development, commercialization and promotional activities and all global operating profits. In connection with the collaboration agreement, we and Facet also entered into a stock purchase agreement, pursuant to which Facet purchased 2,243,649 shares of our common stock for an aggregate purchase price of $10 million, or $4.46 per share. The per share price of $4.46 represents a 35% equity premium over the sixty-day trading average of our common stock on NASDAQ for the trading period ending immediately prior to the execution of the stock purchase agreement. As a result of the ownership of shares Facet is considered to be a related party. The $20 million up-front payment and $1.4 million of equity premium representing the difference between the purchase price and the closing price of our common stock on the date the stock was purchased by Facet have been deferred and are being recognized ratably over the estimated term of our substantive contractual obligations under the collaboration. Our current obligations under the collaboration include the performance of non-clinical, clinical, manufacturing and regulatory activities. We currently estimate these obligations to extend through 2018. The estimated term of the research and development service period will be reviewed on a regular basis and adjusted as necessary.

With respect to control over decisions and responsibilities, the collaboration agreement provides for a joint steering committee, or JSC, consisting of representatives of Trubion and Facet, which makes decisions by consensus. If the JSC is unable to reach a consensus, then the matter will be referred to Trubion’s and Facet’s Chief Executive Officers for resolution. If the Chief Executive Officers are unable to resolve the matter, then it will be resolved by arbitration. Both Trubion and Facet, at their sole discretion, may discontinue participation on the JSC with 90 days written notice to the other party.

At predefined times, the parties have the right to opt-out of the collaboration entirely or on a product-by-product basis. Upon a change of control of a party, the other party will have the right to opt-out of the collaboration entirely and if the successor party is conducting a program that competes with the programs under the collaboration agreement, then the successor party must either (i) opt-out of the collaboration entirely or (ii) divest the competing program to a third party. If a party exercises its opt-out right with respect to a product, then the parties will no longer share development and commercialization costs for such product and such opting-out party will receive certain royalty payments upon the sale of such product, rather than half of the profits derived from such product. Even if Facet exercises its opt-out right, its obligation to make milestone payments to us continues. In addition, if the party that opts-out is the lead manufacturing party for the opt-out product, then that party must continue to supply the product to the continuing party for up to eighteen months following the opt-out.

On March 9, 2010, Abbott Laboratories, or Abbott, announced a definitive agreement to purchase Facet. Abbott further announced that it expects the transaction to close in the second quarter of 2010, subject to certain conditions. We intend to continue to pursue the objectives in the approved development plan.

Facet can terminate the collaboration agreement at any time, in which event all rights to TRU-016 and other CD37-directed protein therapeutics under the collaboration agreement would revert to us. If Facet terminates the collaboration agreement in the first 18 months, then Facet must pay us a $10 million termination fee.

If there is a material breach of the collaboration agreement, then the non-breaching party may either terminate the collaboration agreement or continue the collaboration agreement and force the breaching party to opt-out and accept royalties at a reduced rate.

Either party may assign its interest in the collaboration agreement to a third party, provided that the non-assigning party maintains a right of first negotiation over any proposed assignment. In addition, either we or Facet can freely assign the collaboration agreement without the consent of the other party in connection with certain specified change of control transactions, such as an acquisition.

We deferred the recognition of the up-front payment of $20 million and $1.4 million equity premium. These payments are being recognized as revenue over the period of our substantive contractual obligations, which we

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estimate to be through 2018. During the year ended December 31, 2009 we recognized as revenue $2.1 million for research and development services pursuant to our Facet collaboration. The $2.1 million recognized in the year ended December 31, 2009 is comprised of $0.8 million for recognition of the $20 million up-front fee received from Facet and the $1.4 million equity premium, and $1.3 million for collaborative research funding from the Facet collaboration.

Pfizer

In December 2005, we entered into a collaboration agreement with Wyeth, now a wholly-owned subsidiary of Pfizer, for the development and worldwide commercialization of our lead product candidate, TRU-015, and other CD20-directed therapeutics. Pursuant to the agreement, we are also collaborating with Pfizer on the development and worldwide commercialization of certain other product candidates directed to a small number of targets other than CD20. During the period in which we will be providing research and development services for Pfizer, Pfizer has the right, subject to our reasonable consent, to replace a limited number of these targets. In addition, we have the option to co-promote with Pfizer, on customary terms to be agreed, CD20-directed therapies in the United States for niche indications. We retain the right to develop and commercialize, on our own or with others, product candidates directed to all targets not included within the agreement. Unless it is terminated earlier, the agreement will remain in effect on a product-by-product basis and on a country-by-country basis until the later of the date that any such product shall no longer be covered by a valid claim of a U.S. or foreign patent or application and, generally, ten years after the first commercial sale of any product licensed under the agreement. Pfizer may terminate the agreement without cause at any time upon 90 days’ prior written notice.

In connection with the agreement, Wyeth paid us a $40 million non-refundable, non-creditable, up-front fee in January 2006 and purchased directly from us in a private placement, concurrent with our initial public offering, 800,000 shares of our common stock at the initial public offering price of $13.00 per share, resulting in net proceeds to us of $10.4 million. As a result of the ownership of shares Pfizer is considered to be a related party. Under the agreement, we provided research services for an initial three-year period ended December 22, 2008 with the option for Wyeth to extend the service period for two additional one-year periods. Wyeth’s financial obligations during the initial research service term included collaborative research funding commitments of $9.0 million in exchange for such committed research services. This $9.0 million was subject to an increase if the service period was extended beyond three years, as well as annual increases pursuant to percentage changes in the CPI. In June 2008, Wyeth exercised the first option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2009. In June 2009, Wyeth exercised the second option under the terms of the agreement to extend the research period for an additional one-year period through December 22, 2010. Due to the research period extension in 2009, the collaboration research funding commitments to us initially from Wyeth and now from Pfizer, increased to approximately $3.3 million per year in exchange for committed research services from us through December 22, 2010.

Pfizer’s financial obligations include additional amounts for reimbursement of agreed-upon external research and development costs and patent costs. Pursuant to the agreement, Pfizer’s financial obligations also include payments to us of up to $250 million based on the achievement of specified regulatory and sales milestones for CD20-directed therapies and payments to us of up to $535 million based on the achievement of specified regulatory and sales milestones for therapies directed to the small number of targets other than CD20. In addition, we will receive royalty payments in the event of future licensed product sales. The $40 million up-front fee is being recognized ratably over the estimated term of our substantive contractual obligations under the agreement and the related research and development service period. Currently, our clinical development obligations under the agreement are limited to conducting ongoing re-treatment studies for TRU-015. The ongoing second Phase 2b (study 2203) study and future studies will be conducted by Pfizer. The estimated term of the research and development service period is reviewed and adjusted as additional information becomes available. During the third quarter of 2008, the estimated term of the research and development service period was adjusted from six years and three months to seven years, or through December 2012. The change in the estimated research and development service period was primarily due to an extension of our obligations to conduct clinical

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activities under our agreement with Pfizer. The change in estimate reduced the recognition of the up-front fee during 2008 by $487,000. During the third quarter of 2007, the estimated term of the research and development service period was increased 15 months resulting in reduced recognition of the up-front fee during 2007 of $1.1 million.

During the years ended December 31, 2009, 2008 and 2007, we recognized revenue of $15.9 million, $16.5 million and $20.1 million, respectively, for research and development services pursuant to our Pfizer collaboration. The $15.9 million recognized in the year ended December 31, 2009 is comprised of $4.9 million for recognition of the $40 million up-front fee received from Wyeth and $11.0 million for collaborative research funding from the Pfizer collaboration. The $16.5 million recognized in the year ended December 31, 2008 is comprised of $5.4 million for recognition of the $40 million up-front fee received from Wyeth and $11.1 million for collaborative research funding from the Pfizer collaboration. The $20.1 million recognized in the year ended December 31, 2007 is comprised of $6.9 million for recognition of the $40 million up-front fee received from Wyeth and $13.2 million for collaborative research funding from the Pfizer collaboration.

6.	Termination Benefits

In an effort to reduce costs, we announced in February 2009 a workforce reduction of approximately 25%, which included the elimination of certain existing positions across our research and administrative functions. We incurred a $0.8 million restructuring charge in the first quarter of 2009 related to employee severance, benefits and outplacement services. Of the total restructuring charges, approximately $0.6 million and $0.2 million were recorded as research and development expense and general and administrative expense, respectively, in the first quarter of 2009. We paid cash of $0.8 million related to the restructuring charge during the twelve months ended December 31, 2009. No restructuring obligations remain as of December 31, 2009.

Effective November 16, 2009, our Chief Executive Officer and Chairman of the Board resigned from his positions with the Company. As a result of this resignation we incurred a $1.3 million one-time charge in the fourth quarter of 2009, $733,000 of which was related to severance, benefits and consulting services and the remaining $584,000 was related to the accelerated vesting of stock options and extended period to exercise vested stock options. The $1.3 million charge was recorded as general and administrative expense. We paid cash of $39,000 to Dr. Thompson in 2009 related to this one-time charge. The remaining amount payable as of December 31, 2009 was approximately $694,000 and will be paid during 2010.

7.	Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2009	2008

Lab equipment	$10,534	$10,495
Leasehold improvements	6,673	6,611
Computer equipment and software	1,163	1,141
Furniture and fixtures	449	447
Construction in progress	—	40

	18,819	18,734
Accumulated depreciation and amortization	(12,690)	(9,544)

	$6,129	$9,190

Property and equipment included equipment acquired under equipment financing agreements of $14.1 million at December 31, 2009 and 2008. Accumulated depreciation related to assets purchased under the equipment financing agreements was $9.8 million and $7.6 million at December 31, 2009 and 2008, respectively. Amortization

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NOTES TO FINANCIAL STATEMENTS — (Continued)

of property and equipment under equipment financing agreements is included in depreciation and amortization expense in the statement of cash flows.

8.	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2009	2008

Accrued clinical trials	$3,078	$2,979
Accrued professional fees	421	556
Accrued manufacturing	65	933
Other	579	513

	$4,143	$4,981

9.	Notes Payable — Equipment Financing Arrangements

We entered into a loan and security agreement with Silicon Valley Bank, or SVB, effective July 25, 2008, the terms of which provide for a $10.0 million debt facility secured by a security interest in our assets, other than intellectual property, and used $8.5 million of the proceeds from this debt facility to fully extinguish our obligations with Comerica under our previous debt facility. In conjunction with extinguishing our obligations under the Comerica debt facility, we also terminated the Comerica loan and security agreement and related interest rate swap agreement. We incurred a breakage fee of $165,000 in connection with the termination of the interest rate swap agreement, which is included in interest expense in the statements of operations for the year ended December 31, 2008. As of December 31, 2009, the full $10.0 million available under the SVB facility was drawn and is payable in fixed equal payments of principal plus interest at a fixed rate of 5.75% based on an 84-month amortization schedule with all principal and accrued interest due July 25, 2013. The loan and security agreement contains representations and warranties and affirmative and negative covenants that are customary for credit facilities of this type. In addition, the loan and security agreement with SVB contains a material adverse change clause which may accelerate the maturity of the loan upon the occurrence of certain events. We have no indication that we are in default of the material adverse change clause and no scheduled loan payments have accelerated as a result of this provision. As of December 31, 2009, approximately $8.3 million was outstanding under the loan and security agreement.

We have previously entered into various equipment financing arrangements with a lender, each of which is secured by the underlying equipment financed through the arrangement. The credit facilities bore interest at annual rates between 8.83% and 9.67% and were payable in monthly installments ranging from 36 to 42 months, and as of December 31, 2009 no obligations were outstanding under the credit facilities.

As of December 31, 2009 and 2008, we financed $14.1 million of equipment purchased under the lender credit facilities. As of December 31, 2009 we had no credit facilities available to us.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The future principal payments due under the equipment financing arrangements were as follows as of December 31, 2009 (in thousands):

Notes
Payable

Year ending December 31, 2010	$1,294
2011	1,372
2012	1,453
2013	4,172

Total payments	$8,291

10.	Commitments and Contingencies

Operating Lease Commitments

We lease office and laboratory space under two operating lease agreements, which expire on April 30, 2013. Under the lease, we have two options to extend the term of the lease, each for an additional term of five years at the then fair market value of the leased premises. On February 2, 2007 we entered into a lease to add an additional 3,067 square feet of space in the same building it currently leases space effective February 1, 2007 and expiring April 30, 2013. Rent expense was $1.3 million for each of the years ended December 31, 2009, 2008 and 2007. We also entered into operating lease obligations through August 2010 for certain office equipment.

Future minimum lease payments under these leases as of December 31, 2009, were as follows (in thousands):

Operating
Leases

Year ending December 31, 2010	$1,490
2011	1,476
2012	1,476
2013	492

Total minimum lease payments	$4,934

Manufacturing Commitments

We have entered into agreements with Lonza Biologics, or Lonza, and related entities for certain license rights related to Lonza’s manufacturing technology, and research and development services. We have reserved future manufacturing capacity from Lonza under pre-specified terms and conditions. As of December 31, 2009, we had committed to purchase $2.1 million of manufacturing services for TRU-016 from Lonza in 2010.

Guarantees and Indemnifications

We, as permitted under Delaware law and in accordance with its bylaws, indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is equal to the officer’s or director’s lifetime.

The maximum amount of potential future indemnification is unlimited; however, we have obtained director and officer insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations as of December 31, 2009.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

We have certain agreements with certain research organizations with which we do business that contain indemnification provisions pursuant to which we typically agree to indemnify the party against certain types of third-party claims. We accrue for known indemnification issues when a loss is probable and can be reasonably estimated. We also accrue for estimated incurred but unidentified indemnification issues based on historical activity. There were no accruals for or expenses related to indemnification issues for any period presented.

11.	Convertible Preferred Stock and Stockholders’ Equity (Deficit)

Preferred Stock

As of December 31, 2009 and 2008 we had 5,000,000 shares, $0.001 par value, of authorized preferred stock. Our board of directors has the authority, without further action by the stockholders, to issue from time to time preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms. No preferred stock was issued or outstanding as of December 31, 2009 and 2008.

Common Stock

As of December 31, 2009 and 2008, we had 150,000,000 shares of authorized common stock. As of December 31, 2009 and 2008, respectively, we had 20,381,561 and 17,882,307 shares of common stock outstanding.

In August 2009, we and Facet entered into a stock purchase agreement, pursuant to which Facet purchased 2,243,649 shares of our common stock for an aggregate purchase price of $10 million, or $4.46 per share. The per share price of $4.46 represents a 35% equity premium over the sixty-day trading average of our common stock on NASDAQ for the trading period ending immediately prior to the execution of the stock purchase agreement. The stock purchase was recorded at fair value and the equity premium of $1.4 million was recorded as deferred revenue.

Equity Incentive Plans

In September 2006 our Board of Directors adopted the 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan is intended to serve as the successor equity incentive program to our 2002 Stock Plan and 2002 Equity Incentive Plan. The 2006 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares. The 2006 Plan became effective upon the completion of our initial public offering, at which time options could no longer be granted under the 2002 Stock Plan and the 2002 Equity Incentive Plan. A total of 437,500 shares of common stock have been authorized for issuance pursuant to the 2006 Plan, plus the number of shares of common stock available for issuance under the 2002 Stock Plan and the 2002 Equity Incentive Plan. Also, any shares returned to the 2002 Stock Plan and the 2002 Equity Incentive Plans as a result of termination of options or repurchase of shares will be included in the 2006 Plan. In addition, on the first day of each fiscal year beginning in 2007, the number of shares available for issuance may be increased by an amount equal to the lesser of: (i) 1,500,000 shares; (ii) 5% of the outstanding shares of our common stock on the first day of each fiscal year; or (iii) such other amount as our board of directors may determine. On January 1, 2010 the number of shares available for issuance under the 2006 Plan increased by 1,019,078 shares.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following summarizes information about employee, consultant and director options outstanding, including aggregate intrinsic values based on the estimated fair value at December 31, 2009 of $3.85 per share (aggregate intrinsic value in thousands):

				Weighted-
			Weighted-	Average
			Average	Remaining
	Shares		Exercise	Contractual	Aggregate
	Available	Options	Price per	Life	Intrinsic
	for Grant	Granted	Share	(In Years)	Value

Balance at January 1, 2007	490,522	1,587,626	$3.90	8.34	$22,449

Authorized increase in Plan	877,716	—	—
Granted at fair value	(237,000)	237,000	18.55
Exercised	—	(237,852)	1.97
Cancelled	34,806	(34,806)	5.79

Balance at December 31, 2007	1,166,044	1,551,968	$6.39	7.44	$8,106

Authorized increase in Plan	889,609	—	—
Granted at fair value	(770,375)	770,375	8.21
Exercised	—	(90,137)	1.02
Cancelled	138,266	(138,266)	9.76

Balance at December 31, 2008	1,423,544	2,093,940	$7.07	7.51	$513

Authorized increase in Plan	894,115	—	—
Granted at fair value	(1,223,042)	1,223,042	2.47
Exercised	—	(255,605)	0.35
Cancelled	407,342	(407,342)	6.05

Balance at December 31, 2009	1,501,959	2,654,035	$5.75	7.69	$2,861

Vested and expected to vest at December 31, 2009	—	2,333,704	$5.75	7.69	$2,462
Exercisable at December 31, 2009	—	1,462,544	$6.64	6.68	$1,443

During the years ended December 31, 2009, 2008 and 2007, the total intrinsic value of stock options exercised was $479,000, $569,000 and $3.8 million, respectively. The total fair value of shares vested during 2009, 2008 and 2007 was approximately $2.8 million, $2.8 million and $2.0 million respectively.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following summarizes information about employee, consultant and director options outstanding, including aggregate intrinsic values based on the fair value at December 31, 2009 of $3.85 per share (aggregate intrinsic value in thousands):

	Options Outstanding
		Weighted-Average
		Remaining
		Contractual		Options Exercisable
	Number of	Life	Aggregate	Number of	Aggregate
Exercise Price per Share	Shares	(In Years)	Intrinsic Value	Shares	Intrinsic Value

$0.07 — $ 0.32	257,328	3.90	$932	255,734	$927
$1.33 — $ 1.33	704,334	9.08	1,775	168,331	424
$1.37 — $ 3.85	191,175	7.73	154	97,136	92
$3.86 — $ 8.98	1,213,267	7.80	—	721,054	—
$9.35 — $21.43	287,931	7.22	—	220,289	—

$0.07 — $21.43	2,654,035	7.69	$2,861	1,462,544	$1,443

Employee Stock-Based Compensation

The components of the stock-based compensation recognized in general and administrative expense (G&A) and research and development expense (R&D) on our statements of operations are as follows (in thousands):

	Year Ended December 31, 2009
	G&A	R&D	Total

Employee stock options granted prior to January 1, 2006	$30	$—	$30
Employee stock options granted on or subsequent to January 1, 2006	2,112	1,432	3,544
Non-employee stock options(1)	584	77	661

	$2,726	$1,509	$4,235

	Year Ended December 31, 2008
	G&A	R&D	Total

Employee stock options granted prior to January 1, 2006	$144	$82	$226
Employee stock options granted on or subsequent to January 1, 2006	2,008	1,208	3,216
Non-employee stock options	70	36	106

	$2,222	$1,326	$3,548

	Year Ended December 31, 2007
	G&A	R&D	Total

Employee stock options granted prior to January 1, 2006	$265	$261	$526
Employee stock options granted on or subsequent to January 1, 2006	1,748	1,133	2,881
Non-employee stock options	9	82	91

	$2,022	$1,476	$3,498

(1)	Includes $584,000 related to the accelerated vesting of options in the fourth quarter of 2009 and extended period to exercise vested stock options.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Employee Stock Options Granted Prior to January 1, 2006

Compensation cost for employee stock options granted prior to January 1, 2006, were accounted for using the option’s intrinsic value or the difference, if any, between the fair market value of our common stock and the exercise price of the option. We recorded the total value of these options as a component of stockholders’ equity, which has been amortized over the vesting period of the applicable option on a straight line basis. As of December 31, 2009 all expense related to employee options granted prior to January 1, 2006 was fully amortized.

Employee Stock Options Granted On or Subsequent to January 1, 2006

Compensation cost for employee stock options granted on or subsequent to January 1, 2006 is based on the estimated grant-date fair value and will be recognized over the vesting period of the applicable option on a straight-line basis. Compensation costs recognized during the years ended December 31, 2009, 2008 and 2007 includes: (a) compensation cost for all share-based payment awards granted prior to, but not yet vested as of January 1, 2006, based on the intrinsic value method; and (b) compensation cost for all share-based payment awards granted subsequent to January 1, 2006, based on the estimated grant-date fair value.

As stock-based compensation expense recognized in the statement of operations for the years ended December 31, 2009, 2008 and 2007 is based on options ultimately expected to vest, it has been reduced for estimated forfeitures. The fair value of options is estimated utilizing the Black-Scholes model as our chosen option-pricing model.

In regards to the calculation of expected term, we chose to utilize the “simplified” method for “plain vanilla” options. Under this approach, the expected term is presumed to be the average of the vesting term and the contractual term of the option. We have utilized the simplified method for estimating the expected term due to our limited historical exercise activity. For the calculation of expected volatility, we based our estimate of expected volatility on the estimated volatility of similar entities whose share prices are publicly available and the historical volatility of our stock. We used the following factors to identify similar public entities: industry, stage of life cycle and the existence of at least one significant partnership.

The fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2009	2008	2007

Risk-free interest rate	2.13%-2.72%	2.80%-3.40%	3.78%-4.78%
Weighted-average expected life (in years)	5.92	6.04	6.14
Expected dividend yield	0%	0%	0%
Expected volatility rate	88%-105%	70%-74%	65%-75%
Weighted-average estimated fair value of employee options	$1.85	$5.29	$12.87

As of December 31, 2009 total compensation related to nonvested employee options not yet recognized in the financial statements was approximately $2.5 million, and the weighted-average period over which it is expected to be recognized is approximately 2.3 years. We recorded no tax benefit related to options during any of the years presented since we currently maintain a full valuation allowance on all deferred tax assets.

Non-employee Stock-Based Compensation

For stock options granted to non-employees, we measure fair value of the equity instruments utilizing the Black-Scholes valuation model. Stock-based compensation expense is recognized over the period of expected service by the non-employee. As the service is performed, we are required to update our valuation assumptions, remeasure unvested options and record the stock-based compensation using the valuation as of the vesting date.

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

These adjustments may result in higher or lower stock-based compensation expense in the statement of operations than originally estimated. Changes in the market price of our stock could materially change the value of an option and the resulting stock-based compensation expense.

We valued the non-employee stock options granted during 2009, 2008 and 2007 using the Black-Scholes valuation model, using a volatility rate between 65% and 105%, an expected life of one to ten years, an expected dividend yield of 0% and a risk-free interest rate ranging from 0.15% to 5.03%. Stock-based compensation expense associated with these non-employee options was $661,000, $106,000 and $67,000 for the years ended December 31, 2009, 2008 and 2007, respectively. The $661,000 recorded in 2009 includes a charge of $584,000 related to the accelerated vesting of options in the fourth quarter of 2009 and extended period to exercise vested stock options.

Stock-based compensation expense related to restricted stock awards granted to members of our Scientific Advisory Board was $24,000 for the year ended December 31, 2007. Compensation expense was recorded using straight-line amortization. There was no restricted stock awards outstanding subsequent to December 31, 2007.

12.	401(k) Plan

We sponsor a 401(k) Plan that stipulates that eligible employees can elect to contribute to the 401(k) Plan, subject to certain limitations, up to 100% of eligible compensation on a pretax basis. Pursuant to the 401(k) Plan, we do not match any employee contributions.

13.	Income Taxes

At December 31, 2009, we had a net operating loss and research and development, or R&D, tax credit carry forwards of approximately $64.2 million and $2.7 million, respectively. If not utilized, the net operating loss and R&D tax credit carry forwards expire between 2021 and 2029. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We have recognized a valuation allowance equal to its deferred tax assets due to the uncertainty of realizing the benefits of the assets. The increase in the valuation allowance on the deferred tax asset was approximately $10.1 million and $8.8 million for 2009 and 2008, respectively.

The effects of temporary differences and carry forwards that give rise to deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2009	2008

Deferred tax assets
Net operating loss carry forwards	$22,500	$19,035
Deferred revenue	12,341	6,823
Stock compensation	2,047	1,377
R&D tax credit carry forwards	2,677	1,978
Other current assets and liabilities (net)	224	272
Other non-current assets and liabilities (net)	1,287	1,442
Less: Valuation allowance	(41,076)	(30,927)

Net deferred tax asset (liability)	$—	$—

TRUBION PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

16.	Quarterly Information (Unaudited)

The following table summarizes the unaudited statements of operations for each quarter of 2009 and 2008 (in thousands, except per share amounts):

	March 31,(1)	June 30,	September 30,	December 31,

2009
Revenue	$4,212	$4,119	$4,452	$5,220
Total operating expenses	15,189	10,719	10,556	10,361
Loss from operations	(10,977)	(6,600)	(6,104)	(5,141)
Net loss	(10,999)	(6,702)	(6,227)	(5,255)
Basic and diluted net loss per share	(0.61)	(0.37)	(0.33)	(0.29)
2008
Revenue	$3,963	$4,468	$3,766	$4,270
Total operating expenses	10,488	11,415	10,384	10,695
Loss from operations	(6,525)	(6,947)	(6,618)	(6,425)
Net loss	(5,968)	(6,632)	(6,582)	(6,377)
Basic and diluted net loss per share	(0.33)	(0.37)	(0.37)	(0.36)

(1)	The quarterly period ending March 31, 2009 included $3.6 million for outside manufacturing costs for TRU-016.

ANNEX H

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

8 Del. C. § 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 255, 156, 157, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 or Section 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with Section 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of Section 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of Section 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation.

Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders.

Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Delaware General Corporation Law permits Emergent BioSolutions and its stockholders to limit directors’ exposure to liability for certain breaches of the directors’ fiduciary duty, either in a suit on behalf of Emergent BioSolutions or in an action by stockholders of Emergent BioSolutions.

Emergent BioSolutions’ certificate of incorporation provides that Emergent BioSolutions shall indemnify each director and officer who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Emergent BioSolutions) against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with such action, suit or proceeding and any appeal therefrom. Pursuant to the certificate of incorporation, director and officer includes those persons who are or were, or have agreed to become, a director or officer of Emergent BioSolutions, or are or were serving, or have agreed to serve, at the request of Emergent BioSolutions as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Emergent BioSolutions also extends its indemnity provisions to include persons who are or were serving, or have agreed to serve, at the request of Emergent BioSolutions, as a partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise.

Under Emergent BioSolutions’ certificate of incorporation, Emergent BioSolutions will indemnify any of the foregoing persons if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interests of Emergent BioSolutions, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Emergent BioSolutions’ certificate of incorporation also provides that such indemnification rights shall not be exclusive of any other rights to which those seeking indemnification may be entitled by any law, agreement or vote of stockholders or disinterested directors or otherwise, both as to actions in such person’s official capacity and as to actions in any other capacity while holding office for Emergent BioSolutions.

Emergent BioSolutions’ certificate of incorporation allows for the advancement of any expenses incurred by or on behalf of those seeking indemnification in defending an action, suit, proceeding or investigation or any appeal therefrom. Further, the certificate of incorporation authorizes Emergent BioSolutions to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by him in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. Emergent BioSolutions is also specifically authorized to enter into agreements with officers and directors providing indemnification and advancement rights and procedures different from those set forth in the certificate of incorporation.

In addition to the foregoing, Emergent BioSolutions’ certificate of incorporation provides that, to the fullest extent permitted by Delaware law, a director of Emergent BioSolutions will not be liable to Emergent BioSolutions or its stockholders for monetary damages for breach of fiduciary duty as a director.

As a condition precedent to indemnification or advancement of expenses under Emergent BioSolutions’ certificate of incorporation, the person seeking indemnification must notify Emergent BioSolutions in writing as soon as practicable of any action, suit, proceeding or investigation involving such person for which indemnity or advancement of expenses will or could be sought.

Emergent BioSolutions has entered into agreements to indemnify each of its directors and executive officers. These agreements, among other things, provide that Emergent BioSolutions will indemnify the director or executive officer to the fullest extent permitted by law for claims arising from his or her capacity as a director, officer, manager, employee, agent or representative of the Corporation. The indemnification agreements also establish the procedures that will apply in the event a director or officer makes a claim for indemnification.

Emergent BioSolutions maintains a general liability insurance policy which covers certain liabilities of directors and officers of Emergent BioSolutions arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit
Number		Description

2.1		Agreement and Plan of Merger, dated as of August 12, 2010, by and among the Registrant, 35406 LLC, 30333 Inc. and Trubion Pharmaceuticals, Inc. (Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on August 13, 2010 (File No. 001-33137))
3.1		Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-139190) filed on December 8, 2006)
3.2		Amended and Restated By-laws of the Registrant, as amended (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33137))
4.1		Specimen Certificate Evidencing Shares of Common Stock (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-136622) filed on October 20, 2006)
4.2		Registration Rights Agreement, dated September 22, 2006, among the Registrant and the entities listed on Schedule 1 thereto (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-136622) filed on September 25, 2006)
4.3		Rights Agreement, dated November 14, 2006, between the Registrant and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-139190) filed on December 8, 2006)
5	.1+	Opinion of Counsel of the Registrant
9.1		Voting and Right of First Refusal Agreement, dated October 21, 2005, between the William J. Crowe, Jr. Revocable Living Trust and Fuad El-Hibri (Incorporated by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-136622) filed on August 14, 2006)
21	.1+	Subsidiaries of the Registrant
23	.1#	Consent of Independent Registered Public Accounting Firm of the Registrant
23	.2#	Consent of Independent Registered Public Accounting Firm of Trubion Pharmaceuticals, Inc.
23	.3+	Consent of Counsel of the Registrant (included in Exhibit 5.1)
99	.1#	Consent of Financial Advisor of the Registrant
99	.2#	Consent of Financial Advisor of Trubion Pharmaceuticals, Inc.
99	.3#	Form of Proxy Card

#	Filed herewith.

+	Previously filed.

ITEM 22.	UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(3) That every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on September 23, 2010.

Emergent BioSolutions Inc.

By:	/s/ Fuad El-Hibri
Name:     Fuad El-Hibri

Title:	Chief Executive Officer and Chairman of the Board of Directors

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Fuad El-Hibri and Jay Reilly, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-4 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Fuad El-Hibri Fuad El-Hibri	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	September 23, 2010

/s/ R. Don Elsey R. Don Elsey	Senior Vice President Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 23, 2010

/s/ Daniel J. Abdun-Nabi Daniel J. Abdun-Nabi	Director	September 23, 2010

/s/ Dr. Sue Bailey Dr. Sue Bailey	Director	September 23, 2010

/s/ Zsolt Harsanyi, Ph.D. Zsolt Harsanyi, Ph.D.	Director	September 23, 2010

/s/ Jerome M. Hauer Jerome M. Hauer	Director	September 23, 2010

/s/ John E. Niederhuber, M.D. John E. Niederhuber, M.D.	Director	September 23, 2010

Signature	Title	Date

/s/ Ronald B. Richard Ronald B. Richard	Director	September 23, 2010

/s/ Louis W. Sullivan, M.D. Louis W. Sullivan, M.D.	Director	September 23, 2010

/s/ Marvin L. White Marvin L. White	Director	September 23, 2010

EXHIBIT INDEX

(a) Exhibits

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of August 12, 2010, by and among the Registrant, 35406 LLC, 30333 Inc. and Trubion Pharmaceuticals, Inc. (Incorporated by reference to the Registrant’s Current Report on Form 8-K filed on August 13, 2010 (File No. 001-33137))
3.1	Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-139190) filed on December 8, 2006)
3.2	Amended and Restated By-laws of the Registrant, as amended (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33137))
4.1	Specimen Certificate Evidencing Shares of Common Stock (Incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-136622) filed on October 20, 2006)
4.2	Registration Rights Agreement, dated September 22, 2006, among the Registrant and the entities listed on Schedule 1 thereto (Incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-136622) filed on September 25, 2006)
4.3	Rights Agreement, dated November 14, 2006, between the Registrant and American Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-139190) filed on December 8, 2006)
5.1+	Opinion of Counsel of the Registrant
9.1	Voting and Right of First Refusal Agreement, dated October 21, 2005, between the William J. Crowe, Jr. Revocable Living Trust and Fuad El-Hibri (Incorporated by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-136622) filed on August 14, 2006)
21.1+	Subsidiaries of the Registrant
23.1#	Consent of Independent Registered Public Accounting Firm of the Registrant
23.2#	Consent of Independent Registered Public Accounting Firm of Trubion Pharmaceuticals, Inc.
23.3+	Consent of Counsel of the Registrant (included in Exhibit 5.1)
99.1#	Consent of Financial Advisor of the Registrant
99.2#	Consent of Financial Advisor of Trubion Pharmaceuticals, Inc.
99.3#	Form of Proxy Card

#	Filed herewith.

+	Previously filed.